Exhibit 99.3

THIS DOCUMENT comprises a prospectus (the “Prospectus”) relating to Cadbury plc (the “Company”) prepared in accordance with the Prospectus Rules of the Financial Services Authority made under section 73A of the Financial Services and Markets Act 2000 and approved by the Financial Services Authority under section 87A of the Financial Services and Markets Act 2000. The Prospectus has been filed with the Financial Services Authority and made available to the public in accordance with Rule 3.2 of the Prospectus Rules.

This Prospectus has been prepared in connection with the demerger of the DPS Group from the Group and on the assumptions that the Scheme will become effective in accordance with its terms and that the Demerger will become effective as proposed.

The Directors of the Company, whose names and functions appear on page 38, David Thompson (Chairman of the Audit Committee until 8 March, 2008) and the Company, whose registered office is set out on page 15, accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application will be made to the UK Listing Authority for up to 1,413,679,158 Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for up to 1,413,679,158 Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange’s main market for listed securities, constitutes admission to official listing on a regulated market. Application will also be made to list Cadbury plc ADRs representing Ordinary Shares on the New York Stock Exchange. As at the date of the Prospectus, no Ordinary Shares are admitted to trading on a regulated market. If the Scheme and Demerger proceed as currently envisaged, it is expected that Admission will become effective, and that dealings in the Ordinary Shares will commence on the London Stock Exchange, at 8.00 a.m. (London time) on 2 May, 2008. No application has been or is currently intended to be made for the Ordinary Shares to be admitted to listing or dealt in on any other exchange.

No application has been or is currently intended to be made for the Beverages Shares to be admitted to the Official List or to trading on the London Stock Exchange or to be admitted to listing or dealt in on any other exchange.

No Ordinary Shares, Beverages Shares or any other securities in the Company have been marketed to, nor are any available for purchase, in whole or in part, by, the public in the United Kingdom or elsewhere in connection with Admission or the Demerger. This document does not constitute or form part of any offer or invitation to purchase, subscribe for, sell or issue, or any solicitation of any offer to purchase, subscribe for, sell or issue, Ordinary Shares or Beverages Shares or any other securities of the Company.

Investors should read the whole of this Prospectus and any information incorporated into it by reference, including the discussion of certain risks and other factors that should be considered in connection with an investment in the Ordinary Shares as set out in Part II — “Risk Factors” of this document.

If the Demerger does not become effective by the Demerger Long Stop Date, up to 782,582,023 Beverages Shares will be reclassified as Ordinary Shares effective from Admission of those Ordinary Shares. In such circumstances, application will be made to the UK Listing Authority for up to a further 782,582,023 Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for up to a further 782,582,023 Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities and this Prospectus will also constitute a prospectus in relation to the Admission of such Ordinary Shares.

CADBURY plc

(Incorporated in England and Wales under the Companies Act 1985 with registered number 06497379)

Introduction to the Official List and admission to trading on the London
Stock Exchange of up to 1,413,679,158 Ordinary Shares

Joint Sponsors

Goldman Sachs International Morgan Stanley & Co. Limited UBS Limited

This document is not for publication or distribution in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. The Ordinary Shares and the Beverages Shares have not been, and will not be, registered under the US Securities Act or with any securities regulatory authority of any state or jurisdiction in the United States and may not be offered, sold or otherwise transferred, directly or indirectly, in or into any jurisdiction or for the account or benefit of citizens or residents of any such jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such jurisdiction. Investors outside the United Kingdom are required by the Company to inform themselves about and observe any restrictions on the offer, sale or transfer of Ordinary Shares or Beverages Shares and should refer to section 27 of Part XIII — “Additional Information” for further information.

Each of Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited is acting exclusively for the Company and Cadbury Schweppes and for no-one else in connection with Admission and the Demerger and will not be responsible to anyone other than the Company and Cadbury Schweppes for providing the protections afforded to their respective clients or for providing advice in connection with Admission and the Demerger.

Investors should rely only on the information contained in this document. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised by the Company, Cadbury Schweppes, the Directors or the Joint Sponsors. In particular, the contents of the Group’s websites do not form part of this document and investors should not rely on them. Without prejudice to any legal or regulatory obligation on the Company to publish a supplementary prospectus pursuant to section 87G of FSMA and Rule 3.4 of the Prospectus Rules, neither the delivery of this document, nor Admission, nor the Demerger becoming effective, shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this document or that the information in it is correct as of any time subsequent to the date of the Prospectus.

The distribution of this Prospectus and the allotment and issue of Ordinary Shares and/or Beverages Shares in jurisdictions other than the United Kingdom may be restricted by law. No action has been taken by the Company to obtain any approval, authorisation or exemption to permit the allotment or issue of Ordinary Shares and/or Beverages Shares or the possession or distribution of this document (or any other publicity material relating to the Ordinary Shares and/or the Beverages Shares) in any jurisdiction, other than in the United Kingdom and New Zealand.

Overseas shareholders may be affected by the laws of other jurisdictions in relation to the distribution of this document or the Proposals. Persons into whose possession this document comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the distribution of this document and the Proposals. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

The contents of this document should not be construed as legal, business or tax advice. Each investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

NOTICE TO INVESTORS IN THE UNITED STATES

The Ordinary Shares and the Beverages Shares are being issued pursuant to a scheme of arrangement provided for under English company law. Financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of US companies. US generally accepted accounting principles differ in certain significant respects from each of UK GAAP and IFRS. The financial statements in respect of FY 2005, 2006 and 2007 have not been audited in accordance with auditing standards generally accepted in the United States or the auditing standards of the Public Company Accounting Oversight Board (United States).

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act or are exempt from such registration requirements. The Ordinary Shares and the Beverages Shares have not been, and will not be, registered under the US Securities Act. The Ordinary Shares and the Beverages Shares will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

THE ORDINARY SHARES AND THE BEVERAGES SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES, NOR HAVE SUCH AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE ORDINARY SHARES OR THE BEVERAGES SHARES OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

AVAILABLE INFORMATION FOR INVESTORS IN THE UNITED STATES

Cadbury Schweppes is currently subject to the informational requirements of the US Exchange Act and, in accordance therewith, files reports and other information with the SEC. Reports and other information filed by Cadbury Schweppes with the SEC may be inspected and copies taken at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. Information on the operation of the SEC’s Public Reference Room may be obtained by calling 1-800-SEC-0330. Copies of such material are also available to the public from the SEC’s website at www.sec.gov.

ENFORCEMENT OF JUDGMENTS

The Company is a public limited company incorporated under the laws of England and Wales. Six of the Directors and five of the executive officers are citizens or residents of countries other than the United States, and a substantial portion of the assets of such persons and a substantial portion of the assets of the Company and the Group are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce outside the United States judgments obtained against the Company or such persons in United States courts, including, without limitation, judgments based upon the civil liability provisions of the United States federal securities laws or the laws of any state or territory within the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under US securities laws.

DEFINED TERMS

Certain terms used in this document are defined in the “Definitions” section of this document.

i

PART I

SUMMARY

This summary should be read as an introduction to the Prospectus. Any decision to invest in the Ordinary Shares should be based on consideration of the Prospectus as a whole by the investor. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating the Prospectus before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus.

1.	Introduction

The Group currently comprises two strong, focused consumer goods businesses:

•	Confectionery, the world’s largest confectionery business with unrivalled product and geographic reach; and

•	Americas Beverages, a leading brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada, Mexico and the Caribbean.

In October 2007, Cadbury Schweppes announced that its focus was on separating its Confectionery and Americas Beverages businesses through a demerger of Americas Beverages.

On the Scheme Effective Date, Cadbury plc, which was incorporated on 7 February, 2008 and has not yet commenced trading, will become the holding company of the Group, comprising at that date both the Confectionery Group and the DPS Group. After the Demerger Effective Time, the Group will comprise only the Confectionery Group. As the DPS Group will be part of the Group at the time of Admission and until the Demerger Effective Time, this Prospectus includes information on both the Confectionery Group and the DPS Group.

2.	Background to and reasons for the Demerger

The Boards of Cadbury Schweppes and Cadbury plc believe that each of these two businesses now has the appropriate platform to benefit from being independent businesses and that the Demerger will allow each of them to focus on their respective commercial and strategic agendas.

The Boards believe that the Demerger will deliver value for shareowners of Cadbury plc and the DPS Group by creating significant opportunities and benefits.

3.	Summary of the Proposals

As part of the Proposals, a corporate reorganisation will be implemented under which a new listed holding company, Cadbury plc, will be introduced as the holding company of the Group by way of a scheme of arrangement. The Scheme requires, amongst other things, shareowner approval and the sanction of the Court.

Shortly after the Scheme becomes effective, it is proposed to seek a further sanction of the Court to reduce the capital of Cadbury plc to implement the Demerger and create distributable reserves in Cadbury plc.

Scheme

If the Scheme (which is subject to various conditions) becomes effective:

(a)	Cadbury Schweppes will become a wholly-owned subsidiary of Cadbury plc, which will become the new holding company of the Group; and

(b)	the holders of Cadbury Schweppes Ordinary Shares will be entitled to receive 64 Ordinary Shares and 36 Beverages Shares for every 100 Cadbury Schweppes Ordinary Shares they hold at the Scheme Record Time (which will be cancelled).

Cadbury Reduction of Capital

The Scheme will be followed by a reduction of share capital in Cadbury plc. If the Court sanctions the Cadbury Reduction of Capital:

(a)	the nominal value of each Ordinary Share will be reduced;

(b)	the Beverages Shares will be cancelled; and

(c)	the holders of the Beverages Shares will be entitled to receive 12 DPS Shares for every 36 Beverages Shares that they hold at the Cadbury Reduction of Capital Record Time in consideration of the transfer by Cadbury plc of the Americas Beverages business to DPS.

4.	Summary financial information

The financial information set out below has been extracted without material adjustment from Part X of this Prospectus. Investors should read the whole of this Prospectus and should not just rely on key or summarised information. The Historical Financial Information relates to the Group as a whole including the DPS Group which will remain part of the Group until the Demerger Effective Time.

4.1	Summary Historical Financial Information

	2007	2006
	£ millions

Revenue
— Confectionery	5,093	4,861
— Americas Beverages	2,878	2,566

Total	7,971	7,427

Underlying profit from operations[1]	1,050	1,073
Profit from operations	788	909
Underlying profit before tax[1]	915	931
Profit before tax	670	738
Discontinued operations	—	642
Underlying EPS1 & 2	30.2p	31.6p
Reported EPS	19.4p	56.4p
Dividend per share	15.5p	14.0p
Net assets	4,173	3,696

1	Management believes that underlying profit from operations, underlying profit before tax and underlying earnings per share (EPS) provide additional useful information on underlying trends to shareowners. The term “underlying” is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit (see Note 1(y) to the FY 2007 consolidated financial statements incorporated by reference into Part X). From 2007, ongoing business improvement costs of approximately 0.5% of revenue are included within underlying profit from operations. In 2006, there were no ongoing business improvement costs as all restructuring costs were incurred as part of the Fuel for Growth programme and as such were reported outside underlying profit from operations.

2	EPS is presented on a basic total group basis including earnings contributed by European and South African Beverages.

4.2	Indebtedness

As at 31 December, 2007, Cadbury Schweppes had Net Debt of £3,219 million. On completion of the Demerger, it is expected that DPS will draw down approximately US$3.9 billion from external facilities in order to discharge intra-group debts owed to the Confectionery Group and fund the DPS Group’s working capital requirements.

5.	Strengths and Strategy of the Group

The Group has:

•	the largest share of the global confectionery market and strong positions in this market by category and geography;

•	a strong presence in faster-growing categories and markets;

•	strong capabilities in innovation, sales, marketing and manufacturing; and

•	many long-established and well-loved brands.

The Group’s strategy for the years 2008 to 2011 is embodied in its “Vision into Action” plan. The objective of this plan is to deliver superior shareowner returns through its vision of being the biggest and best confectionery group in the world.

6.	Current trading

Overall, the Group had a strong trading performance in 2007 and, in the case of Confectionery, an exceptional year. Both Confectionery and Americas Beverages benefited from the improvements made in recent years, strategically and commercially. The resilience of the businesses in the face of a deteriorating economic backdrop and sharply rising commodity costs was also evident.

Since that time, there have been no material changes to the current trading or outlook of the Group.

7.	Dividend policy

The Confectionery Group intends to target a dividend payout ratio in the medium term of 40 to 50 per cent of earnings. In the shorter term, it intends to pursue a progressive dividend policy reflecting its confidence in the “Vision into Action” plan and the earnings potential of the business.

8.	Risk factors

A number of factors could materially and adversely affect the Group’s business, results of operations, financial condition, prospects and/or the Company’s share price, including those listed below (which are described in full in Part II). Investors should note that the risks set out below may not be exhaustive.

8.1	Risks relating to the Group’s industry and business

The Group’s industry and business are exposed to the risks set out below.

•	Significant and rapid change in the legal systems, regulatory controls and practices in the countries in which the Group operates.

•	Control and other risks inherent in a business which operates in many countries, including emerging markets.

•	Disruption of a number of key manufacturing and distribution assets and systems on which the Group increasingly depends.

•	Increased competition in the markets in which the Group operates.

•	Consumer demand for the Group’s products may be affected by factors including changes to consumer preferences and tastes, unseasonable or unusual weather, or longer-term climatic changes.

•	Dependence upon the availability, quality and cost of raw materials from around the world, which exposes the Group to price, quality and supply fluctuations, including those occurring because of the impact of disease or climate on harvests.

•	Potential shortfalls in the funding of the Group’s various retirement and healthcare benefit schemes owing to the effects of the financial markets or increases to the value of liabilities.

•	Dependence on accurate, timely information and numerical data from key software applications to aid day-to-day decision making.

•	Operations in individual countries are increasingly dependent for the proper functioning of their business on other parts of the Group.

•	Products could become contaminated or not meet the required quality or safety standards.

•	Dependence on the continued contribution of the Group’s executive officers and employees.

•	Actions of third party licensees of brand and product rights may adversely impact the reputation of the Group.

•	An increasing use of outsourcing and the risk of third parties not delivering on their contractual commitments.

•	The Group’s substantial intellectual property rights and interests may require significant resources to protect and defend.

•	There can be no guarantee that the Group’s “Vision into Action” plan will deliver improvements in business performance and the implementation of the plan may disrupt the business.

•	Risks inherent in the acquisition and disposal of businesses.

•	Market risks such as interest rate rises, fluctuations in foreign currency, the availability of financing and default by counterparties.

8.2	Risks relating to the Proposals

•	Cadbury Schweppes and DPS could have significant indemnification obligations to each other with respect to tax liabilities.

•	If the Proposals do not complete, then the Group may experience a delay in the execution of its strategic objectives.

•	Unforeseen difficulties in the Demerger may result in increased expense such that the Group may not realise all of the anticipated benefits of the Demerger.

•	The DPS Group may not be able to draw down funds or procure the release of funds from escrow in order to facilitate completion of the Proposals.

•	The financial results of the Group after the Demerger may be more volatile than those of the Group before the Demerger.

•	Receipt of Ordinary Shares (or Cadbury plc ADRs) and DPS Shares could be a taxable transaction for US persons (for US federal income tax purposes).

8.3	Risks relating to Americas Beverages and its industry

•	Americas Beverages operates in highly competitive markets.

•	The DPS Group may not effectively respond to changing consumer preferences, trends, health concerns and other factors.

•	Costs for raw materials may increase substantially.

•	Certain raw materials used by the DPS Group are available from a limited number of suppliers.

•	Substantial disruption to production at the beverage concentrates or other manufacturing facilities of the DPS Group could occur.

•	The facilities and operations of the DPS Group may require substantial investment and upgrading.

•	Weather and climate changes could adversely affect Americas Beverages.

•	The DPS Group depends on a small number of large retailers for a significant portion of its sales.

•	The DPS Group depends on third party bottling and distribution companies for a substantial portion of its business.

•	Litigation or legal proceedings could expose the DPS Group to significant liabilities and damage its reputation.

•	The DPS Group may not comply with applicable government laws and regulations which could change.

•	The DPS Group may not be able to renew collective bargaining agreements on satisfactory terms or it could experience strikes.

•	The DPS Group could lose key personnel or may be unable to recruit qualified personnel.

•	Benefits cost increases could reduce the profitability of the DPS Group.

•	The DPS Group depends on key information systems and third party service providers.

•	The DPS Group may not realise the benefits of acquisitions.

•	The accounting treatment of goodwill and other identified intangibles could result in future asset impairments losses.

8.4	Risks relating to the Ordinary Shares

•	The price of the Ordinary Shares may be volatile.

•	Future equity issues could have an adverse effect on the market price of the Ordinary Shares and dilute ownership.

•	The dividend policy of the Company is dependent on the financial condition of the Group and the ability of the Company’s subsidiaries to pay dividends.

•	Any change in current tax law or practice could adversely affect holders of Ordinary Shares.

•	Holders of Ordinary Shares in overseas jurisdictions may not be able to participate in future equity offerings of the Company.

•	The ability of shareowners to bring legal action on behalf of themselves or the Company may be affected by the governance of English law.

9.	Directors

The Directors of the Company are:

Sir John Sunderland	Chairman
Roger Carr	Deputy Chairman and Senior Independent Non-Executive Director
Todd Stitzer	Chief Executive Officer
Ken Hanna	Chief Financial Officer
Bob Stack	Chief Human Resources Officer
Sanjiv Ahuja
Dr Wolfgang Berndt
Guy Elliott
Ellen Marram	Independent Non-Executive Directors
Lord Patten
Raymond Viault

10.	Additional information

10.1	Share capital

The proposed authorised, issued and fully paid share capital of the Company as it will be immediately following Admission (on the basis that the Subscriber Shares have been converted into Deferred Shares and that all options and awards in Cadbury Schweppes have been exercised before the Second Court Hearing) is as follows:

	Authorised		Issued and fully paid
		Nominal value		Nominal value
Class	Number	per share	Number	per share

Ordinary Shares	2,500,000,000	£5	1,391,256,931	£5
Beverages Shares	1,000,000,000	£5	782,582,023	£5
Redeemable Preference Shares	49,998	£1	49,998	£1
Deferred Shares	2	£1	2	£1

10.2	Admission

Application will be made to the UKLA and to the LSE for up to 1,413,679,158 Ordinary Shares to be admitted to the Official List and to be admitted to trading on the main market for listed securities. It is expected that Admission will become effective, and that dealings in the Ordinary Shares will commence on the LSE, at 8.00 a.m. (London time) on 2 May, 2008.

10.3	Documents on display

Copies of the Memorandum and Articles (and the other documents set out in section 25 of Part XIII) are available for inspection from the date of this Prospectus until the Demerger Long Stop Date at the Company’s registered office or at One Bunhill Row, London EC1Y 8YY.

PART II

RISK FACTORS

Investing in and holding the Ordinary Shares involves financial risk. Investors in the Ordinary Shares should carefully review the information contained in this Prospectus and should pay particular attention to the following risks associated with an investment in the Company and the Ordinary Shares which should be considered together with all other information contained in this Prospectus. If one or more of the following risks were to arise, the Group’s business, results of operations, financial condition and/or prospects and/or the Company’s share price could be materially and adversely affected to the detriment of the Company and its shareowners, and investors could lose all or part of their investment. The risks set out below may not be exhaustive and do not necessarily comprise all of the risks associated with an investment in the Company and the Ordinary Shares. Additional risks and uncertainties not presently known to the Company or which the Company currently deems immaterial may arise or become material in the future and may have a material adverse effect on the Company.

During the period between the Scheme Effective Date and the Demerger Effective Time (which is currently timetabled to last less than a week), the DPS Group will be part of the Group. A description of certain risks relating to the DPS Group and Americas Beverages is incorporated into this Prospectus by reference to Part C of Part III of the Circular on pages 52 to 59 (inclusive) of the Circular (and the related definitions contained in Part XV of the Circular). With effect from the Demerger Effective Time, the DPS Group will no longer be part of the Group.

Each investor should consult his or her own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

RISKS ASSOCIATED WITH THE GROUP, THE COMPANY AND THE CONFECTIONERY BUSINESS

Introduction

The Group, like all businesses, is exposed to a number of risks which may have material and adverse effects on its reputation, performance and financial condition. It is not possible to identify or anticipate every risk that may affect the Group: some material risks may not be known, and others, currently regarded as immaterial, could become material.

The Group’s risk management process is described below. It aims to identify the risk factors that may have a material impact on the Group, both before and after the Demerger, and to manage them appropriately.

The risk factors for the Group identified by the Group’s risk management process are set out below. They have been divided into four categories: external risks; internal risks; execution risks; and financial risks. Each of these could have a material and adverse effect on the Group, including on its reputation, performance and financial condition.

Any investment decision should be made following consideration of the risk factors set out below. The risk factors should also be read in conjunction with the cautionary statement set out in section 28 of Part XIII — “Additional Information”.

Risk Management Process

The Group’s process for identifying and managing risk is set by the Board. The Board has delegated the day-to-day management of risk within the Group to the Risk and Compliance Committee (RCC). The RCC is chaired by the Chief Executive, and comprises the Chief Legal Officer and representatives drawn from the Group’s Regions and Functions.

The Board conducts an annual review of Group risks, during which it identifies the key risks for the year ahead. As part of this review, operational and strategic risks are proposed as key risks by the RCC, based on inputs from the Regions, Function heads and business leaders. The risk factors set out below reflect the key risks identified as part of this process.

Each of the key risks is assigned to a member of the Chief Executive’s Committee (CEC), who proposes a level of risk the Group is willing to take and develops an appropriate plan of action to mitigate the risk. All risk mitigation plans are reviewed, challenged and agreed by the RCC.

Once risk mitigation plans are agreed, the Regions and Functions are asked to carry out a self-assessment exercise which requires all operating units to confirm compliance with Group policies and also to confirm that key operational controls are in place and working effectively. The results of this exercise, together with a review of specific plans for strategic risks, enable the Board to confirm that the business has a sound, risk-based framework of internal control.

The Group Audit team provides independent reassurance that the standard of risk management, compliance and control meets the needs of the business, and this includes an evaluation of the accuracy and completeness of the self-assessment exercise. Group Audit status reports are discussed with the CEC, Audit Committee and Board on a regular basis.

The Board also recognises that the risks facing the business may sometimes change over short time periods. Every quarter each Region provides an update on new and emerging risks to the RCC and proposals to update the Group risks are provided to the Audit Committee and the Board.

While the Group’s risk management process attempts to identify and manage (where possible) the key risks it faces, no such process can totally eliminate risk or guarantee that every risk is identified, or that it is possible, economically viable, or prudent to manage such risks. Consequently, there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.

1.	External Risks

The Group is subject to a number of external risks. The Group defines external risks as those that stem from factors which are mainly outside of its control. These risks often arise from the nature of the Group’s business and the industry in which it operates.

Legal, Regulatory, Political and Societal Risks

1.1	The Group is at risk from significant and rapid change in the legal systems, regulatory controls, and custom and practices in the countries in which it operates

These affect a wide range of areas including the composition, production, packaging, labelling, distribution and sale of the Group’s products; the Group’s property rights; its ability to transfer funds and assets within the Group or externally; employment practices; data protection; environment, health and safety issues; and accounting, taxation and stock exchange regulation. Accordingly, changes to, or violation of, these systems, controls or practices could increase costs, involve actions such as product recalls, seizure of products and other sanctions and have material and adverse impacts on the reputation, performance and financial condition of the Group.

Political developments and changes in society, including increased scrutiny of the Group or its industry, for example by non-governmental organisations or the media, may result in, or increase the rate of, material legal and regulatory change, and changes to custom and practices.

The Group may also be subject to regulation designed to address concerns about dietary trends. This could include the introduction of additional labelling requirements, and levying additional taxes on, or restricting the production or advertising of, certain product types, which could increase the Group’s costs or make it harder for the Group to market its products, adversely affecting the Company’s performance.

Geographic Spread and Emerging Markets Exposure

1.2	The Group is exposed to control and other risks inherent in a business which operates in many countries, including emerging markets

A failure of control in one or more countries may materially adversely affect the performance or financial condition of the Group as a whole. Approximately one-third of the Group’s confectionery revenues are generated in emerging markets, which have less developed political, legal and regulatory systems and are at higher risk of failure than those of developed markets. Any failure may have a material adverse impact on the Group’s performance or financial condition.

Business Continuity and Incident Management

1.3	The Group is at risk from disruption of a number of key manufacturing and distribution assets and systems on which it increasingly depends

The functioning of the Group’s manufacturing and distribution assets and systems could be disrupted for reasons either within or beyond the Group’s control, including: extremes of weather or longer-term climatic changes; accidental damage; disruption to the supply of materials or services; product quality and safety issues; systems failure; workforce actions; or environmental contamination. While the Group will have an incident management system in place, there is a risk that these plans may prove inadequate and that any disruption may materially adversely affect the Group’s ability to make and sell products and therefore materially adversely affect its reputation, performance or financial condition.

Competition and Customer Consolidation

1.4	Increased competition in the markets in which it operates may materially adversely impact the Group’s performance and financial condition

The confectionery and beverages industries are highly competitive. The Group competes with other multinational corporations which also have significant financial resources. The Group may be unable to compete effectively if its competitors’ resources are applied to change areas of focus, enter new markets, reduce prices, or to increase investments in marketing or the development and launch of new products. The Group is also at risk from the trend towards greater concentration of its customer base due to consolidation of the retail trade which may result in increased pricing pressure from customers and adversely impact the Group’s sales and margins.

Consumer Demand

1.5	Consumer demand for the Group’s products may be affected by factors including changes to consumer preferences, unseasonable or unusual weather, or longer-term climatic changes

The Group has made substantial investments in understanding consumer preferences and in its ability to respond to consumer needs through innovation, and also has products appealing to a wide range of consumers. However, it may be unable to respond successfully or at reasonable cost to rapid changes in demand or consumer preferences and tastes, which may adversely affect its performance.

Raw Materials

1.6	The Group depends upon the availability, quality and cost of raw materials from around the world, which exposes it to price, quality and supply fluctuations, including those occurring because of the impact of disease or climate on harvests

Key raw materials on which the Group depends include cocoa, milk, sweeteners, packaging materials and energy, some of which are available only from a limited number of suppliers. Although the Group takes measures to protect against the short-term impact of fluctuations in the price, quality and supply of such raw materials and of the concentration of supply, there is no guarantee that these will be effective. A failure to recover higher costs or shortfalls in availability or quality could materially adversely impact the Group’s performance.

Retirement and Healthcare Benefits

1.7	The Group is at risk from potential shortfalls in the funding of its various retirement and healthcare benefit schemes

The liabilities of these schemes reflect the Group’s latest best estimate of life expectancy, inflation, discount rates and salary growth, which may change. These schemes are generally funded externally under trust through investments in equities, bonds and other external assets, the values of which are dependent on, among other things, the performance of equity and debt markets, which can be volatile. Changes in the value of the assets or liabilities of these schemes and therefore their funding status may require additional funding from the employing entities and may adversely impact the Group’s financial condition.

2.	Internal Risks

Internal risks are those arising from factors primarily within the Group’s control, including from the Group’s structure and processes.

Information Technology Infrastructure

2.1	The Group depends on accurate, timely information and numerical data from key software applications to aid day-to-day decision making

Any disruption caused by failings in key software applications, of underlying equipment or of communication networks could delay or otherwise impact the Group’s day-to-day decision making and have materially adverse effects on the Group’s performance.

Operational Interdependence

2.2	The Group’s confectionery operations in individual countries are increasingly dependent for the proper functioning of their business on other parts of the Group in terms of raw material and product supply, new product and sales and marketing programme development, technology, funding and support services

Any underperformance or failure to control the Group’s confectionery operations properly in one country could therefore impact the Group’s businesses in a number of other countries and materially adversely impact the performance or financial condition of other business units or the Group as a whole.

Product Quality and Safety

2.3	Despite safety measures adopted by the Group, its products could become contaminated or not meet the required quality or safety standards

The Group uses many ingredients, and there is a risk of either accidental or malicious contamination. Any contamination or failure to meet quality and safety standards may be costly and impact the Group’s reputation and performance.

Employees

2.4	The Group depends on the continued contribution of its executive officers and employees, both individually and as a group

While the Group reviews its people policies on a regular basis and invests significant resources in training and development and recognising and encouraging individuals with high potential, there can be no guarantee that it will be able to attract, develop and retain these individuals at an appropriate cost and ensure that the capabilities of the Group’s employees meet its business needs. Any failure to do so may impact the Group’s performance.

Licensing

2.5	Actions of third party licensees of brand and product rights may adversely impact the reputation of the Group’s brands or the Group as a whole

The Group licenses to third parties certain brand and product rights in specific geographical areas. While such licences are carefully controlled, inappropriate action or an incident at a licensee partner could occur and impact the reputation of the Group’s brands or the Group as a whole.

Outsourcing

2.6	The Group is increasing its use of outsourcing arrangements and is at risk of third parties not delivering on their contractual commitments

The Group is increasing its use of outsourcing arrangements with third parties, notably in information technology, manufacturing, and finance and human resources operations. While the Group has benefited from the expertise of these third parties, the Group is also at risk from failures by these third parties to deliver on their contractual commitments, which may adversely impact the Group’s reputation and performance, and increase the Group’s costs.

Intellectual Property

2.7	The Group’s substantial intellectual property rights and interests may require significant resources to protect and defend; the Group may also infringe others’ intellectual property rights and interests

The Group has substantial intellectual property rights and interests which are important to its business and may require significant resources to protect and defend. The Group may also infringe others’ intellectual property rights and interests and therefore be required to redesign or cease the development, manufacture, use and sale of its products so that they do not infringe others’ patent rights, which may require significant resources or may not be possible. The Group may also be required to obtain licences to infringed intellectual property, which may not be available on acceptable terms, or even at all. Intellectual property litigation by or against the Group could significantly disrupt its business, divert management’s attention, and consume financial resources, and therefore have a materially adverse impact on the reputation, performance and financial condition of the Group.

3.	Execution Risks

Execution risks arise from the implementation of the Group’s strategy and its change and restructuring programmes, which aim to enhance long-term shareowner value.

Vision into Action

3.1	There can be no guarantee that the Group’s “Vision into Action” plan will deliver improvements in business performance and the implementation of the plan may disrupt the Group’s business

On 19 June, 2007, the Group announced a new strategy for the confectionery business called “Vision into Action”, which includes a plan to improve its margin performance to achieve a mid-teens operating margin by 2011. This plan includes reductions in the number of factories and employees, material changes to the Group’s supply chain configuration, and to the structure and operation of other Group Functions. These changes increase the risk of significant disruption to the Group’s business, which may occur, for example, through defective execution of the “Vision into Action” plan, unforeseen events, or workforce actions. The Group expects to incur a restructuring charge of £450 million (of which around £50 million is non-cash) and invest £200 million of capital expenditure behind the Vision into Action plan. There can be no guarantee, however, that this investment, or the Group’s other or subsequent investments, will deliver the anticipated improvements in business performance.

Acquisitions and Disposals

3.2	Risks inherent in the acquisition and disposal of businesses and brands may have an adverse impact on the business of the Group or its financial results

From time to time the Group makes acquisitions and disposals of businesses and brands. While these are carefully planned, the rationale for them may be based on incorrect assumptions or conclusions and they may not realise the anticipated benefits or there may be other unanticipated or unintended effects. Additionally, while the Group seeks protection, for example through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. These factors may materially adversely impact the performance or financial condition of the Group.

4.	Financial Risks

4.1	The Group is exposed to market risks such as interest rate rises, fluctuations in foreign currency, the availability of financing and default by counterparties

The main financial risks facing the business are fluctuations in foreign currency, interest rate risk, availability of financing to meet the Group’s needs and default by counterparties. Any of these financial risks may materially adversely impact the performance or financial condition of the Group. A detailed discussion of the Group’s financial risks can be found in Part IX — “Operating and Financial Review of the Group”.

5.	Risks relating to the Proposals

5.1	The Proposals may not complete

Completion of the Proposals is subject to the satisfaction (or waiver) of a number of conditions precedent (including the approval of the Demerger by the Cadbury Schweppes shareowners at the General Meeting and a number of regulatory approvals) contained in the Separation Agreement, details of which are set out in Part IV of the Circular. If the Cadbury Schweppes shareowners do not approve the Proposals at the General Meeting or the Court fails to sanction the Scheme or confirm the Cadbury Reduction of Capital, the Demerger will not complete. If completion does not occur in part or in whole, then the Group may experience a delay in the execution of its strategic objectives and may be unable to realise the benefits for shareowners that the Board believes will result from the Demerger.

5.2	The Scheme and the Demerger are not inter-conditional

Although the Proposals are intended to be implemented in full, the Scheme and the Cadbury Reduction of Capital require different Court approvals which cannot be inter-conditional and it is therefore possible that the Demerger will not occur after Cadbury plc has become the new holding company of the Group pursuant to the Scheme. If that happens, Cadbury plc shareowners will be left with unlisted and non-transferable Beverages Shares and will not receive DPS Shares. If the Demerger does not become effective by the Demerger Long Stop Date, the Beverages Shares will be re-classified as Ordinary Shares effective from Admission of those shares to listing on the Official List. This would require a new application for Admission.

5.3	The DPS Group may not be able to draw down funds or procure the release of funds from escrow in order to facilitate completion of the Proposals

New facility agreements (the “Facility Agreements”) have been entered into by DPS. DPS may only draw down under the Facility Agreements if certain conditions precedent are satisfied. The principal conditions are (i) delivery of customary corporate and financial certificates, resolutions, opinions and other information relating to DPS, (ii) compliance in all material respects with the provisions of the related fee and syndication letter, (iii) receipt by DPS of specified investment grade corporate and senior unsecured debt ratings, (iv) the accuracy of specified representations and warranties and the absence of specified defaults, (v) in the case of the Facilities (as defined in section 16.9 of Part XIII - “Additional Information”), receipt by DPS of the proceeds from the issuance of senior notes or from borrowings under the Bridge Loan Agreement (as defined in section 16.9 of Part XIII — “Additional Information”) of at least US$2 billion (or commitments to fund the Bridge Loan (as defined in section 16.9 of Part XIII -“Additional Information”) subject only to the satisfaction of conditions substantially similar to the conditions to escrow release described below), (vi) in the case of the Bridge Loan, receipt by DPS of the proceeds from borrowings under the Facilities of at least US$1.9 billion and satisfaction of the bookrunners with certain DPS Group 2007 audited and pro forma information and related matters and (vii) payment of fees, expenses and other amounts in connection with the Facility Agreements. Consequently, there can be no guarantee that the DPS Group will be able to draw down the funds required in order to facilitate completion of the Proposals. If such funding is drawn, it will be paid into escrow pending completion of the Demerger and the satisfaction of various conditions precedent, the principal conditions being (i) the accuracy of representations and warranties with respect to the Demerger, (ii) the accuracy of representations and warranties relating to the subsidiary guarantees to be delivered at the time of Demerger and the absence of specified defaults relating to insolvency of DPS or any of its subsidiaries, (iii) the execution and delivery of the subsidiary guarantees, along with the delivery of customary corporate certificates, resolutions, opinions and other information relating to the guarantors, (iv) the absence of governmental orders, judgments or decrees enjoining or preventing the financing transactions, (v) the maintenance by DPS of specified investment grade corporate and debt ratings from the funding date through 30 April, 2008 and (vi) the occurrence of a marketing period of at least five consecutive business days prior to the funding date in which to market notes of DPS. The commitments of the lenders to lend under the Facility Agreements terminate on 13 May, 2008 if all the conditions have not been satisfied or waived by that date. Accordingly, should the requirements for the release of such funds not be met by such date, it may not be possible to complete the Proposals or the Demerger may be completed but the intra-group debt from the DPS Group to the Confectionery Group may not be repaid. In the event of any of such circumstances materialising or becoming a likely eventuality, the Directors reserve the right to delay implementation of the Proposals or not to implement the Proposals at all if they consider that doing so is in the best interests of shareowners.

A summary of the Facility Agreements is set out in section 16.9 of Part XIII — “Additional Information”.

In making the working capital statement in section 18 of Part XIII - “Additional Information” of this Prospectus, the Company is not relying on the availability of these funds.

5.4	The Demerger may fail to realise anticipated benefits

There can be no guarantee that the Group will realise any or all of the anticipated benefits of the Demerger, either in a timely manner or at all. If that happens, and Cadbury plc incurs significant costs, it could have a material adverse impact on the results of Cadbury plc. If the Demerger does not complete, the Group may be unable to realise the returns to shareowners from its businesses that the Board believes will result from the Demerger.

5.5	Cadbury Schweppes and DPS could have significant indemnification obligations to each other with respect to tax liabilities

Cadbury Schweppes intends to enter into the Tax-Sharing and Indemnification Agreement with DPS (and, solely for the limited section set forth therein, the Company) that sets forth the rights and obligations of the Confectionery Group and the DPS Group with respect to taxes and, in general, provides that the Confectionery Group and the DPS Group each will be responsible for taxes imposed on their respective businesses for all taxable periods, whether ending on, before or after the date of the Demerger.

Cadbury Schweppes has, subject to certain conditions, agreed to indemnify DPS for income taxes that are attributable to certain restructuring transactions undertaken in connection with the Demerger and various other transactions between members of the Confectionery Group and the DPS Group that were entered into in prior taxable periods. Such potential tax liabilities could be for significant amounts. Notwithstanding these tax indemnification obligations of Cadbury Schweppes, if the treatment of these transactions were successfully challenged by a taxing authority, DPS generally would be required under applicable tax law to pay the resulting tax liabilities in the event that either (i) Cadbury Schweppes were to default on their obligations to DPS, (ii) DPS breached certain covenants or other obligations, or (iii) DPS is involved in certain change-in-control transactions. Under such circumstances, DPS’ resulting tax liability could be for significant amounts and could have a material adverse effect on DPS’ results of operations, cash flows and financial condition.

In addition, DPS generally will be liable for any liabilities, taxes or other charges that are imposed on members of the Confectionery Group, including as a result of the Demerger failing to qualify for non-recognition treatment for US federal income tax purposes, if such failure is the result of a breach by DPS of certain of its representations or covenants, including, for example, the failure of DPS to continue the active conduct of the historic business relied upon for purposes of the private letter ruling request submitted to the IRS and taking any action inconsistent with the written statements and representations furnished to the IRS in connection with the private letter ruling request. The parties could have significant indemnification obligations to each other with respect to tax liabilities.

5.6	The financial results of the Group after the Demerger may be more volatile than those of the Group before the Demerger

Cadbury Schweppes currently benefits from diversification, resulting from operating the businesses of the DPS Group alongside the businesses of the Confectionery Group, which tends to moderate financial and operational volatility. Following the Demerger, that diversification will diminish and Cadbury plc and/or DPS may individually demonstrate increased volatility in terms of their operations and/or financial results and requirements.

5.7	The receipt of Ordinary Shares or Cadbury plc ADRs and DPS Shares could be a taxable transaction for United States persons for United States federal income tax purposes

The receipt of Ordinary Shares or Cadbury plc ADRs and DPS Shares by holders of Cadbury Schweppes Ordinary Shares or Cadbury Schweppes ADRs (and certain related restructuring transactions) is intended to qualify for non-recognition treatment for United States federal income tax purposes under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code. Cadbury Schweppes has requested a private letter ruling from the IRS that, subject to the facts, representations and qualifications contained therein, the receipt of Ordinary Shares and DPS Shares by Cadbury Schweppes shareholders (along with certain related restructuring transactions) will qualify for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code. The IRS has not yet issued a private letter ruling and the failure of the IRS to issue such a private letter ruling would not prevent Cadbury Schweppes from proceeding with the

Demerger. Notwithstanding any eventual private letter ruling, the IRS could determine on audit that the receipt of Ordinary Shares or Cadbury plc ADRs and DPS Shares should not qualify for non-recognition treatment because, for example, one or more of the controlling facts or representations set forth in the private letter ruling request was not complete, or as a result of certain actions taken after the Demerger. If, contrary to any eventual private letter ruling, the receipt of DPS Shares ultimately is determined not to qualify for non-recognition treatment under Section 355 of the Internal Revenue Code, a holder of Cadbury Schweppes Ordinary Shares or Cadbury Schweppes ADRs who is a United States person for United States federal income tax purposes generally would be treated as receiving a taxable distribution in an amount equal to the fair market value of the DPS Shares (at the time of distribution) that are received by such shareholder and the amount of cash received in lieu of a fractional share of DPS Shares (without reduction for any portion of their tax basis in their Cadbury Schweppes Ordinary Shares or Cadbury Schweppes ADRs), which amount would be taxable as a dividend for United States federal income tax purposes (provided, as is expected, Cadbury plc has sufficient current and accumulated earnings and profits (including current and accumulated earnings and profits of Cadbury Schweppes) as determined for United States federal income purposes, or, if not so determined, dividend treatment will be presumed).

6.	Risks relating to the Ordinary Shares

6.1	The price of the Ordinary Shares may be volatile and may be affected by a number of factors, some of which are beyond the Company’s control, which could cause the value of an investment in the Ordinary Shares to decline

The price of the Ordinary Shares could be subject to significant fluctuations because of the volatility of the stock market in general and a variety of other factors, some of which are beyond the Company’s control, including the other risks associated with an investment in the Company described in this Part II.

6.2	Future equity issues could have an adverse effect on the market price of the Ordinary Shares and dilute ownership

Future equity issues by the Company could have an adverse effect on the market price of the Ordinary Shares and may also reduce the percentage ownership and voting interests of the Company’s existing shareowners. Moreover, the Company may issue new shares that have rights, preferences or privileges senior to those of the Ordinary Shares.

6.3	The dividend policy of the Company is dependent on the financial condition of the Group and the ability of the Company’s subsidiaries to pay dividends

The Company will only be able to pay dividends to holders of the Ordinary Shares to the extent that it has profits available for this purpose and the Company may decide to use all or part of such profits for another purpose, for example, to invest in and further develop the Group’s business. There is no guarantee that the Company will be able to sustain its dividend policy in the future.

The Company will act as a holding company for the Group’s various operating subsidiaries and will not have any significant operations of its own. As a holding company, the Company will therefore be reliant on its subsidiaries as its principal source of cash to meet its obligations and pay dividends.

In addition, the Company’s ability to pay dividends will be restricted in the event that the Cadbury Reduction of Capital is not effected. The confirmation of the Cadbury Reduction of Capital is within the discretion of the Court and the Court can refuse to confirm the Cadbury Reduction of Capital if it considers it to be to the detriment of creditors.

6.4	Any change in current tax law or practice could adversely affect holders of Ordinary Shares

Statements in this Prospectus concerning the taxation of holders of Ordinary Shares are based on current tax law and practice which is subject to change, possibly with retrospective effect.

The taxation of an investment in Ordinary Shares depends on the individual circumstances of shareholders, and the summary of the UK and US taxation treatment of an investment in the Ordinary Shares set out in Part XII — “Taxation Considerations” is intended as a general guide only. It does not address the specific tax position of every investor and only deals with rules of UK and US taxation of general application. Therefore, any investors who are in any doubt as to their tax position regarding the

Ordinary Shares, and any investors subject to tax in a jurisdiction other than the UK or the US, should consult their own independent tax advisers.

6.5	Holders of Ordinary Shares in the United States and other overseas jurisdictions may not be able to participate in future equity offerings of the Company

The Companies Act provides for pre-emption rights to be granted to the Company’s existing shareholders, unless such rights are disapplied by shareholder resolution. However, US shareholders may not be entitled to exercise these rights unless the rights and the Ordinary Shares issued pursuant to such rights are registered under the US Securities Act or an exemption from the registration requirements of the US Securities Act is available. The Company has no current intention to seek such registration and would evaluate, at the time of any rights issue, whether the offer would qualify for an exemption, as well as the indirect benefits to the Company of enabling US shareowners to exercise rights and any other factors it considers appropriate at the time, prior to making a decision whether to utilise an exemption, if available, from the registration requirements of the US Securities Act. Similar issues may arise in relation to other overseas jurisdictions.

6.6	The ability of shareowners to bring legal action on behalf of themselves or the Company may be materially affected by the governance of English law

The Company is a public limited company incorporated under the laws of England. The rights of shareowners are governed by English law and by the Company’s Memorandum and Articles as interpreted thereunder. These rights differ from the typical rights of shareholders in US corporations. In particular, English law currently limits the circumstances under which shareholders of English companies may bring actions on behalf of a company. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a US corporation.

PART III

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

DIRECTORS

Sir John Sunderland
Roger Carr
Todd Stitzer
Ken Hanna
Bob Stack
Sanjiv Ahuja
Dr Wolfgang Berndt
Guy Elliott
Ellen Marram
Lord Patten
Raymond Viault

COMPANY SECRETARY	REGISTERED OFFICE

Henry Udow	25 Berkeley Square London W1J 6HB

JOINT SPONSOR	JOINT SPONSOR

Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB	Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London E14 4QA

JOINT SPONSOR	LEGAL ADVISERS TO THE COMPANY AS TO ENGLISH LAW

UBS Limited 1 Finsbury Avenue London EC2M 2PP	Slaughter and May One Bunhill Row London EC1Y 8YY

LEGAL ADVISERS TO THE COMPANY AS TO US LAW	AUDITORS AND REPORTING ACCOUNTANTS

Shearman & Sterling LLP 599 Lexington Avenue New York NY 10022 United States of America	Deloitte & Touche LLP Stonecutter Court 1 Stonecutter Street London EC4A 4TR

REGISTRARS	DEPOSITARY

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE	JPMorgan Chase Bank N.A. c/o JP Morgan Service Centre PO Box 3408 South Hackensack NJ 07606-3408 United States of America

PART IV

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All references to time in this document are to London time unless otherwise stated. The dates given in this document are indicative only and may be subject to change. The dates are based on Cadbury Schweppes’ current expectations and will depend on, among other things, the dates upon which the Court sanctions the Scheme and confirms the Cadbury Schweppes Reduction of Capital and the Cadbury Reduction of Capital. In particular, certain Court dates are subject to confirmation by the Court. If the scheduled dates of the Court Hearings are changed, Cadbury Schweppes will give adequate notice of the change by issuing an announcement through a Regulatory Information Service.

Voting record time in respect of the Court Meeting, General Meeting and Annual General Meeting for the holders of Cadbury Schweppes ADRs	5.00 p.m. (New York time) on 20 March, 2008

Latest time for receipt by Depositary of voting instructions from the holders of Cadbury Schweppes ADRs for the Court Meeting, General Meeting and Annual General Meeting	3.00 p.m. (New York time) on 4 April, 2008

Latest time and date for receipt of Form of Proxy and CREST Proxy Instruction for the Court Meeting[1]	10.00 a.m. on 9 April, 2008

Latest time and date for receipt of Form of Proxy and CREST Proxy Instruction for the General Meeting	10.30 a.m. on 9 April, 2008

Latest time and date for receipt of Form of Proxy and CREST Proxy Instruction for the Annual General Meeting	10.45 a.m. on 9 April, 2008

Voting record time in respect of the Court Meeting, the General Meeting and the Annual General Meeting for the holders of Cadbury Schweppes Ordinary Shares[2]	6.00 p.m. on 9 April, 2008

Court Meeting	10.00 a.m. on 11 April, 2008

General Meeting of Cadbury Schweppes[3]	10.30 a.m. on 11 April, 2008

Annual General Meeting of Cadbury Schweppes[4]	10.45 a.m. on 11 April, 2008

First Court Hearing of the claim form to sanction the Scheme	29 April, 2008

Second Court Hearing of the claim form to confirm the Cadbury Schweppes Reduction of Capital	1 May, 2008

Last day of dealings in Cadbury Schweppes Ordinary Shares and Cadbury Schweppes ADRs	1 May, 2008

Scheme Record Time	6.00 p.m. on 1 May, 2008

Cadbury Schweppes Final Dividend Record Time and ex-dividend date	6.00 p.m. on 1 May, 2008

Depositary Record Time	5.00 p.m. (New York time) on 1 May, 2008

Scheme Effective Date (Cadbury plc becomes the holding company of Cadbury Schweppes)	2 May, 2008

De-listing of Cadbury Schweppes Ordinary Shares, Admission of Ordinary Shares, crediting of Ordinary Shares to CREST accounts and the commencement of dealings in Ordinary Shares on the London Stock Exchange’s main market for listed securities	8.00 a.m. on 2 May, 2008

De-listing of Cadbury Schweppes ADRs on the New York Stock Exchange; listing and commencement of dealings in Cadbury plc ADRs on the New York Stock Exchange	9.30 a.m. (New York time) on 2 May, 2008

Final Court Hearing of the claim form to confirm the Cadbury Reduction of Capital	6 May, 2008

Cadbury Reduction of Capital Record Time	6.00 p.m. on 6 May, 2008

Demerger Effective Time: Cadbury Reduction of Capital becomes effective	At or around 2.30 p.m. on 7 May, 2008

DPS Shares are admitted to trading on the New York Stock Exchange and commencement of dealings in DPS Shares on the New York Stock Exchange	9.30 a.m. (New York time) on 7 May, 2008

Despatch of cheques, or settlement through CREST, in respect of the Cadbury Schweppes final dividend, any cash due in respect of the sale of fractional entitlements to Ordinary Shares and DPS Shares and share certificates in respect of Ordinary Shares due under the Scheme	16 May, 2008

1	Forms of Proxy for the Court Meeting not returned by this time may be handed to the Registrars or the Chairman at the Court Meeting.

2	If the Court Meeting, the General Meeting or the Annual General Meeting is adjourned, the voting record time for the relevant adjourned meeting will be 6.00 p.m. on the day which is two days before the date of the adjourned meeting.

3	To commence at the time fixed or as soon thereafter as the Court Meeting concludes or is adjourned.

4	To commence at the time fixed or as soon thereafter as the General Meeting concludes or is adjourned.

PART V

INFORMATION ABOUT THE PROPOSALS

Information about the Proposals is incorporated into this Prospectus by reference to Part II, pages 21 to 42 (inclusive), of the Circular and the related definitions contained in Part XV of the Circular.

PART VI

SELECTED FINANCIAL INFORMATION

The selected financial information in this Part VI should be read in conjunction with the Historical Financial Information incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc”, Part IX — “Operating and Financial Review of the Group” and the rest of this Prospectus. Investors should read the whole Prospectus (and the information incorporated by reference into it) and should not just rely on key or summarised information set out in this Part VI.

Cadbury Schweppes was required for the first time to prepare its consolidated financial statements in accordance with IFRS for FY 2005. The financial information in this Part VI has been extracted, without material adjustment, from the audited consolidated financial statements of Cadbury Schweppes for FY 2007 and FY 2006, in each case incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc” of this Prospectus.

In 2005, Europe Beverages was classified as discontinued operations. In August 2006, the sale of the South African beverages business, Bromor Foods, was completed. As this disposal was part of the strategic decision to exit beverages outside the Americas and Australia, it was classified as discontinued operations in the FY 2006 audited consolidated financial statements. In order to show the FY 2005 figures on the same basis, the comparative figures for FY 2005 were re-presented in the FY 2006 audited consolidated financial statements to classify the South African beverages business as discontinued. As a result of this re-presentation, revenue in 2005 is shown in the FY 2006 audited consolidated financial statements and in the table on the next page as lower by £76 million and underlying profit from operations in 2005 is shown as lower by £8 million, in each case as compared to the corresponding figures in the FY 2005 audited consolidated financial statements.

	2007		2006		2005
	£m		£m		£m

Revenue
Confectionery	5,093		4,861		4,651
Americas Beverages	2,878		2,566		1,781

Total	7,971		7,427		6,432
Underlying Profit from Operations(1)
Underlying Confectionery profit from operations before business improvement costs	521		489		501
Confectionery business improvement costs	(24)		—		—

Confectionery	497		489		501
Americas Beverages	553		584		524

Total	1,050		1,073		1,025
Exceptional, restructuring & other items	(262)		(164)		(30)
Profit from Operations	788		909		995
Underlying Profit before Tax(1)	915		931		865
Profit before Tax	670		738		835
Discontinued Operations	—		642		76
Underlying EPS(1) and (2)	30.2	p	31.6	p	33.9	p
Reported EPS(2)	19.4	p	56.4	p	37.3	p
Gross assets	11,338		10,233		10,992
Net assets	4,173		3,696		3,035
Free Cash Flow	527		472		665

Source: Extracted, without material adjustment, from the audited consolidated financial statements of Cadbury Schweppes plc for FY 2006 and FY 2007 (incorporated by reference into Part X — “Historical Financial Information for Cadbury Schweppes plc”)

(1)	Management believes that underlying profit from operations, underlying profit before tax and underlying earnings per share (EPS) provide additional useful information on underlying trends to shareowners. The term “underlying” is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit (see Note 1(y) to the FY 2007 consolidated financial statements incorporated by reference into Part X of this Prospectus). From 2007, ongoing business improvement costs of approximately 0.5 per cent of revenue are included within underlying profit from operations. In 2006 and 2005, there were no ongoing business improvement costs as all restructuring costs were incurred as part of the Fuel for Growth programme and as such were reported outside underlying profit from operations.

(2)	EPS is presented on a basic total group basis including earnings contributed by European and South African Beverages.

Further details on “underlying” performance measures is included in section 21.2 of Part XIII — “Additional Information”.

PART VII

INFORMATION ABOUT THE GROUP

During the period between the Scheme becoming effective and the Demerger Effective Time, the DPS Group will be part of the Group. Information about Americas Beverages and the DPS Group is incorporated into this Prospectus by reference to Parts IX and X, pages 108 to 128 (inclusive), of the Circular (and the related definitions contained in Part XV of the Circular). With effect from the Demerger Effective Time, the DPS Group will no longer be part of the Group.

The financial information in this Part VII is (unless otherwise indicated) extracted without material adjustment, from the consolidated financial statements of Cadbury Schweppes plc incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc” (including the re-presented comparative figures for FY 2005 set out in the audited consolidated financial statements of Cadbury Schweppes plc for FY 2006 and the re-presented comparative figures for FY 2006 set out in the audited consolidated financial statements of Cadbury Schweppes plc for FY 2007) or the consolidation schedules that underlie these audited financial statements. Investors should read the whole Prospectus (and the information incorporated by reference into it) and not just rely on key or summarised information in this Part VII.

This Part VII contains forward-looking statements that involve risks and uncertainties. The Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of such risks and uncertainties. Investors should read the section of this Prospectus headed “Forward-Looking Statements” in Section 28 of Part XIII — “Additional Information” and Part II — “Risk Factors” for a discussion of risks and uncertainties related to these statements.

Market share information and statements about the Group’s competitive position included in this Part VII are sourced from Euromonitor (2006 and, where available, 2007 data), ACNielsen (2007 data), Information Resources Inc. (2007 data), the Shakai Chosa Retailer Index produced by Intage Co. (2007 data) or Beverage Digest 2006, unless otherwise stated. Statements about competitive position are based on retail sales value, unless otherwise stated.

1.	Overview and Key Strengths

Following completion of the Demerger, the Group’s business will comprise its worldwide confectionery operations and Australia Beverages. The governing objective remains to deliver superior shareowner returns through delivering its financial scorecard (as described below) and through achieving its vision of being the biggest and best confectionery group in the world.

The Board believes that the key strengths of the business are that:

•	it is the world’s largest confectionery company, with a 10 per cent share of the global confectionery market, which is a large and growing market with attractive dynamics;

•	it commands number one or number two positions in 20 out of the world’s 50 largest confectionery markets;

•	it is the only confectionery business which has strong brands and competitive positions in all three categories of chocolate, gum and candy;

•	it has a strong presence in faster growing categories, with gum accounting for around one-third of total revenues; and

•	it commands the most broadly spread emerging markets presence, accounting for around one-third of total revenues.

2.	Origins and Development

2.1	Introduction

The Group’s origins date back to the founding of Schweppes, a mineral water business, by Jacob Schweppes in 1783 and the opening of a shop which sold cocoa products by John Cadbury in 1824. The two businesses merged in 1969 to create Cadbury Schweppes.

In the last 25 years, the Group has significantly changed its geographic and product participation in the confectionery and beverages markets, mainly through a programme of business purchases and sales. In

1997, the Group adopted its “Managing for Value” philosophy with the aim of delivering superior returns for its shareowners. The Group subsequently made disciplined capital allocation decisions focused on the two growing and profitable markets of confectionery and beverages and refined its portfolio through an active acquisition and disposal programme, which improved its participation in its chosen markets and strengthened its competitive position.

In March 2007, Cadbury Schweppes announced that it intended to separate its confectionery and Americas Beverages businesses, to allow their respective management teams to deliver enhanced shareowner returns as more focused businesses.

2.2	Developments in Confectionery

The acquisition of Adams for US$4.2 billion in 2003 was a significant step-change in the Group’s participation in the global confectionery market, both by category and by geography. Through Adams, the Group nearly doubled its global confectionery market share. Today, it has a 10 per cent share of the global confectionery market, is the global number two company in gum with a 27 per cent market share and is the number one global candy company with a market share of 7 per cent (Source: Euromonitor, 2006 data). By geography, Adams significantly increased the Group’s presence in markets in North and South America, Europe and Asia, and resulted in higher growth in emerging markets representing around 30 per cent of the Group’s confectionery revenues.

Following the Adams acquisition, the Group focused in confectionery on:

•	integrating the Adams business;

•	improving capabilities and commercial execution to increase revenue growth;

•	further strengthening its confectionery platform through selected bolt-on acquisitions; and

•	reducing costs through its “Fuel for Growth” programme to improve margins and allow investment behind growth initiatives.

The Adams integration was completed one year ahead of schedule in 2005, with the business outperforming the acquisition plan. This was primarily due to the strength of the Group’s performance in major gum markets such as the US, and in the roll-out of Adams products and technologies across the Group, such as in France under the Hollywood brand and in Northern Europe and Russia under the Stimorol and Dirol brands.

Following the Adams acquisition, the Group launched its “Fuel for Growth” cost-saving programme. This programme was designed to reduce the Group’s confectionery and beverages direct and indirect cost base by £400 million by 2007 (later reduced to £360 million following the sale of Europe Beverages). A proportion of the cost savings from Fuel for Growth were reinvested to support growth initiatives, including increased investment in marketing, Science & Technology, innovation and commercial capabilities. As a result, confectionery innovation more than doubled in that period, with sales from innovative products increasing from 6 per cent to 13 per cent of revenue.

Since the Adams acquisition, the Group has also invested in a small number of targeted bolt-on acquisitions in faster-growing emerging markets and in brands with strong growth potential. The total investment has been approximately £500 million, with acquisitions including: Green & Black’s, the UK premium chocolate brand; Kent and Intergum, the leading candy and gum businesses respectively in Turkey; Dan Products, the leading gum business in South Africa; Kandia-Excelent, the second largest confectionery company in Romania and Sansei Foods Co. Ltd, a Japanese functional candy company. At the same time, a number of small, low growth and non-core confectionery and beverages brands and businesses have been sold.

As a result of the investment in growth initiatives, the Group’s confectionery organic revenue growth increased from an average of 2 to 3 per cent per annum between 1996 and 2002 to an average of 6 per cent per annum between 2003 and 2007.

2.3	Developments in Beverages

The Group’s strategy in beverages has been to significantly narrow its geographic participation while strengthening its position in a small number of retained markets to strengthen these businesses.

In the US, from the 1980s onwards, the Group’s beverages presence was developed from its Schweppes base, through acquisition, to form a balanced portfolio of strong carbonated and non-carbonated brands. In the late 1990s, the Group also began to strengthen its US route to market with the creation of its bottling joint venture (the Dr Pepper/Seven Up Bottling Group) in 1998, which subsequently accelerated the consolidation of the independent bottling sector through the acquisitions of several independent bottling companies.

At the same time, the Group sold its beverages businesses in markets where it believed it did not have a sustainable competitive advantage. Disposals included: the Group’s 51 per cent stake in Coca-Cola & Schweppes Beverages (1997), the Group’s beverages brands in over 160 markets (1999) and the Group’s remaining European and South African beverages businesses (2006).

In the Americas, the North American businesses of Dr Pepper/Seven Up, Mott’s, Snapple and Mexico were restructured into a combined management reporting unit in late 2003. This enabled the business to derive significant cost savings and leverage its scale with customers and suppliers across its portfolio of carbonated and non-carbonated soft drinks.

By concentrating resources on a selection of advantaged brands and by focusing on innovation and market place execution under this new structure, Americas Beverages performed well. In 2006 and 2007, a further step was taken in securing the sustainability of this performance by the acquisition and integration of a number of bottling companies to strengthen the Group’s beverages route to market in the US.

2.4	Recent events

In March 2007, the Group announced that each of the Confectionery and Americas Beverages businesses had the appropriate platform to deliver enhanced shareowner returns from being focused, stand-alone businesses, and therefore that the businesses would be separated either by a demerger or a sale of Americas Beverages.

On 10 October, 2007, the Group announced that it had decided to focus on demerging its Americas Beverages business by listing the business on the New York Stock Exchange through an issue of shares to existing shareowners. Upon the Demerger taking place, Americas Beverages will be transferred to DPS, a US corporation formed for the purposes of holding the operations of Americas Beverages in connection with the Demerger which has not had, and will not before the Demerger Effective Time have, any operations.

The Confectionery Group will retain Australia Beverages, which in 2007 accounted for approximately 8 per cent of the Confectionery Group’s revenue.

3.	Overview of Confectionery

3.1	The global confectionery market

The Group operates in the global confectionery market. The market is large, growing and has attractive dynamics.

The global confectionery market is the world’s fourth largest packaged food market. It represents 9 per cent of that market, and has a value at retail of US$141 billion (Source: Euromonitor, 2007 data). Chocolate is the largest category, accounting for over half of the global confectionery market by value.

Chart 1:
Global Confectionery Market Category Share (US Dollar Value)

Source: Euromonitor (2007 data)

Globally, confectionery is growing at around 5 per cent per annum, faster than many other packaged food markets.

Developed markets, which accounted for around 67 per cent of the global market in 2006, grew around 3 per cent per annum between 2001 and 2006. Premium and wellness products, such as high cocoa solids chocolate and functional and sugar-free candy and gum, are driving growth in these markets. Growth in premium products increased chocolate market growth by around 1 per cent per annum in the 2001 to 2006 period, while, in wellness, sugar-free gum grew at around 8 per cent per annum in these markets.

Chart 2:

Confectionery: Developed Market Annual Compound Growth 2001 to 2006

Source: Euromonitor (2006 data)

Emerging markets grew at around 10 per cent per annum between 2001 and 2006, with strong growth across all categories. Per capita consumption of confectionery in emerging markets is significantly below that in developed markets. Growth is being driven by increasing per capita consumption, which is closely correlated with per capita wealth increases, and by population growth.

Chart 3:

Confectionery: Emerging Market Annual Compound Growth 2001 to 2006

Source: Euromonitor (2006 data)

By participant, the market is relatively fragmented, with the five largest confectionery companies accounting for less than 40 per cent of the market and the top 10 accounting for less than 55 per cent. There are a large number of companies which participate in the markets on only a local or regional basis.

Table 1: Market Share in the Global Confectionery Market (US Dollar Share)

	Global
	Confectionery
	Market	Chocolate	Gum	Candy

Cadbury Schweppes	10.1%	7.3%	27.0%	7.4%
Mars	8.9%	14.7%	—	2.8%
Nestlé	7.7%	12.5%	0.1%	2.9%
Wrigley	5.5%	—	34.5%	2.2%
Hershey	5.5%	8.3%	1.3%	2.7%
Kraft	4.3%	7.8%	0.1%	0.3%
Ferrero	4.2%	6.8%	—	1.5%

Source: Euromonitor (2006 data)

Gum is the most concentrated category, with the two largest companies accounting for 62 per cent in 2006. In chocolate, the five largest companies accounted for over half of the market, but in candy (sugar confectionery), the top five accounted for less than a quarter.

The confectionery market is primarily branded; there is a low level of private label sales and products are sold through a wide range of outlets.

3.2	The Confectionery Group in the global confectionery market

The Confectionery Group’s leadership of the global confectionery market by value is underpinned by number one or number two confectionery market positions in 20 of the world’s 50 largest confectionery markets by retail sales value (Source: Euromonitor, 2006 data). Markets where the Group has number one or number two market positions accounted for around three-quarters of the Confectionery Group’s revenue in 2007.

The Group’s revenue in 2007 was approximately £8 billion of which the Confectionery Group accounted for 64 per cent. Of the Confectionery Group revenue, chocolate and cocoa-based beverages accounted for 42 per cent, gum 29 per cent, and candy 21 per cent. Australia Beverages accounted for the remaining 8 per cent.

The Confectionery Group has a strong presence in faster-growing categories and markets such as gum and emerging markets.

In 2007, wellness confectionery, including products like sugar-free and fat-free products, and medicated candy grew in the confectionery market as a whole by 8 per cent per annum from 2002 to 2007, against 5 per cent growth for other products. The Group’s wellness products, which include dark chocolate and sugar-free gum, account for approximately 30 per cent of the Confectionery Group’s revenues.

The Confectionery Group also has the largest (by value) and most broadly spread emerging markets business of any confectionery group, which in 2007 accounted for approximately one-third of confectionery revenue. From 2004 to 2007, the revenue of the emerging markets confectionery businesses grew on average by 12 per cent per annum on a like-for-like basis.

Many of the Confectionery Group’s businesses are seasonal, with sales influenced primarily by the weather, or by holidays and religious festivals. For the Confectionery business as a whole, the second half of the year is typically the half with the greater revenue and profits.

The Confectionery Group competes against multinational, regional and national companies. The Confectionery Group’s brands include many global, regional and local favourites. Like the other top five chocolate groups, the Confectionery Group’s chocolate share is built on regional strengths, including strong positions in the UK, Ireland, Australia, New Zealand, South Africa and India. The largest brand in chocolate is Cadbury Dairy Milk; other key brands are Creme Egg, Flake and Green & Black’s.

The Group has a number two position in gum with Trident being the largest brand. This position is built on strong market shares in the Americas, in parts of Europe (including France, Spain and Turkey), and in Japan, Thailand and South Africa. Other brands include Hollywood, Stimorol, Dentyne, Clorets and Bubbaloo.

In candy, the Confectionery Group’s largest brand is Halls, which accounts for around one third of candy revenues and other significant regional and local brands include Bassett’s, Maynards, The Natural Confectionery Company and Cadbury Eclairs.

The Confectionery Group uses a wide variety of raw materials purchased from a broad range of suppliers. Principal inputs are packaging materials (such as paper and plastics), sugar and other sweeteners, cocoa, and dairy products. The Confectionery Group seeks to minimise the impact of price fluctuations and ensure security of supply by entering into forward purchase agreements and long-term contracts where appropriate.

3.3	Confectionery Group Strategy: the “Vision into Action” plan

The Confectionery Group’s strategy for the years 2008 to 2011 is embodied in its “Vision into Action” business plan. Under this plan, the governing objective remains to deliver superior shareowner returns through achieving the vision of being the biggest and best confectionery group in the world.

The Confectionery Group aims to achieve this vision through delivering the financial scorecard. The financial scorecard for the 2008 to 2011 period is as follows:

•	annual organic revenue growth of 4 to 6 per cent;

•	total confectionery share gain;

•	mid-teens trading margin by 2011;

•	strong dividend growth;

•	efficient balance sheet; and

•	growth in return on invested capital.

The Confectionery Group will focus on the following priorities to deliver its financial scorecard and its vision:

•	to drive growth through a concentration on “fewer, faster, bigger, better” participation and innovation (bringing to market more quickly a smaller number of larger projects with greater impact), supported by the global category structure introduced in 2006;

•	to drive cost and efficiency gains to help achieve the margin goal;

•	to continue to invest in capabilities to support growth and efficiency agendas;

•	to increase focus on capital allocation decisions to drive growth in return on invested capital; and

•	at the same time, retaining commitments to growing sustainably and to Cadbury’s strong cultural heritage.

Revenue growth of 4 to 6 per cent per annum

The goal is to grow revenue on a base business basis by between 4 to 6 per cent per annum, reflecting the growth prospects of Confectionery. This goal is underpinned by global confectionery market growth of around 5 per cent per annum over the last five years and by the Confectionery Group’s greater weighting toward higher growth categories such as gum and emerging markets. It also accommodates some brand portfolio rationalisation as described below.

Category focus for scale and simplicity

To help drive revenue growth, under its structure of managing each confectionery category on a global basis, the Confectionery Group will focus its resources on advantaged markets in each category where innovative products will be developed and launched. In innovation, the number of smaller, non-advantaged innovation projects will be reduced and increased resources will be applied to larger innovations from which the business can derive competitive advantage.

Drive advantaged, consumer-preferred brands and products

The Confectionery Group will also increase its focus on its biggest, most advantaged brands and on key markets. As part of this focus, some of the smaller brands and products in the portfolio, accounting for approximately 5 per cent of confectionery revenue, are being rationalised over the plan period.

The business will focus its resources on its top 13 brands, which accounted for approximately 50 per cent of confectionery revenue in 2007. These brands have grown base business revenue at 10 per cent per annum in 2007 and have gross margins that are higher than the confectionery portfolio overall. The focus will be on five brands which have the strongest potential in existing and new markets (Cadbury, Trident, Halls, Green & Black’s and The Natural Confectionery Company) on a global basis. The remaining 8 brands in the top 13 are: Creme Egg and Flake in chocolate; Hollywood, Dentyne, Stimorol, Clorets and Bubbaloo in gum; and Eclairs in candy.

The business is also increasing its focus on a limited number of markets in each category, based on their size today or their potential for future scale and growth. Six countries are common across all categories: the US, the UK, Mexico, Russia, India and China. The remaining countries vary by category: in chocolate, they are South Africa and Australia; in gum, Brazil, France, Japan and Turkey; and in candy, Brazil, France, South Africa and Australia. Other similar, affinity markets are being clustered around these lead focus markets, and initiatives are being rolled out from lead markets into these affinity markets.

Accelerate new market entry via “Smart Variety”

The Confectionery Group aims to accelerate its entry into markets where it does not currently have a presence via the “Smart Variety” model, which uses existing distribution strength to expand into new categories. The Group ultimately aims to have a strong position in all three confectionery categories in the markets in which it operates. Recent initiatives in pursuit of this goal include the launch of gum in the UK market under the Trident brand to complement an existing strong presence in chocolate and candy, and the launch of Halls in France.

Create advantaged customer partnerships via total confectionery solutions

Confectionery is focusing its efforts on seven leading customers and three trade channels. These seven leading customers accounted for over 10 per cent of confectionery revenue in 2007 and these revenues grew by 12 per cent in 2007. The Directors believe that the Confectionery Group is uniquely well placed to support these customers given that it is the only major confectionery group with a substantial presence across all three confectionery categories and given that, for the top three global retailers, it has more total confectionery leadership positions than competitors in their key markets.

Expand platforms through acquisition

As the leading global confectionery business, the Group will continue to investigate available confectionery opportunities to grow its platform. Its focus will be on bolt-on acquisitions to enhance existing positions in growing categories and markets and it will only undertake acquisitions if these fit with its strategy and meet its stringent criteria for value creation.

Significant increase in operating margins to mid-teens by 2011

The Confectionery Group’s goal is to increase operating margins to mid-teens by 2011.

A programme of cost reduction and efficiency is being undertaken, which will result in an exceptional restructuring charge of approximately £450 million, of which around £50 million is expected to be non-cash. In addition, the programme will require incremental capital expenditure of around £200 million over the next three years. Delivery of the programme is being supervised by a Global Performance Director.

Cost reduction initiatives are impacting all parts of the Confectionery Group, in sales, general and administration (SG&A) costs and supply chain, in the regions and at the centre. SG&A cost reductions began to deliver benefits from 2007 while supply chain configuration benefits will reduce manufacturing costs from 2009 onwards. Initiatives include:

•	combining the central London headquarters with the new Britain, Ireland, Middle East and Africa region and Britain & Ireland business in a new location west of London during the second quarter of 2008;

•	clustering a number of countries which have previously been run as individual operations;

•	adopting a more centralised decision-making process to category and brand management; and

•	additional outsourcing opportunities in the areas of back-office processing, IT and liquid chocolate production.

Consequently, over the 2007 to 2011 period, around 15 per cent of the Confectionery Group’s manufacturing sites around the world are expected to be closed and it is anticipated that headcount will be reduced as a result.

In addition to the contribution from this cost reduction programme, it is expected that margins will benefit from:

•	improved operating margin performance in key emerging markets, notably China, Russia and Nigeria;

•	a focus of resource on categories and brands which are growing faster and which earn above-average returns; and

•	strengthened profit performance from the confectionery business in Britain & Ireland, where performance has been below expectations.

Strong dividend growth

The Confectionery Group intends to target a dividend payout ratio in the medium term of 40 to 50 per cent of earnings. In the shorter term, it intends to pursue a progressive dividend policy reflecting its confidence in the Vision into Action plan and the earnings potential of the business.

Maintaining an efficient balance sheet

The Confectionery Group will manage its capital base efficiently and will target a capital structure consistent with maintaining an investment grade credit rating.

Growing return on invested capital

The combination of higher revenue growth and margin improvement is expected to drive growth in the Confectionery Group’s return on invested capital. The Confectionery Group also expects to continue its disciplined approach to capital allocation and working capital management, and to continue to recycle capital from low-growth and non-core businesses into organic investment and bolt-on acquisitions with a greater potential for higher growth and returns as appropriate.

New organisational structure to drive growth and returns

The Confectionery Group reorganised its business into four regions with effect from 1 July, 2007. The four regions are: Britain, Ireland, Middle East and Africa (BIMA); Europe (including Russia and Turkey); Americas Confectionery; and Asia Pacific. Further information on each of these regions is set out below.

In 2006, the commercial confectionery operations were reorganised under a category structure, with each of the three confectionery categories of chocolate, gum and candy managed on a global basis. This structure will be further embedded in the regions to ensure excellence of execution and to increase efficiency.

Within regions, the Confectionery Group will also be clustered to reduce the number of business units and increase focus, and global, regional and business unit head offices will be co-located to reduce building and back-office costs. Further savings will be achieved through allocating dual roles to functional leaders to reduce headcount and increase efficiency of decision-making.

Continuing to invest in capabilities

The Confectionery Group will continue to invest in capabilities to support its growth and efficiency agendas.

The Confectionery Group will continue to embed the “Building Commercial Capabilities” programme, which aims to improve commercial decision making and marketing and sales expertise by defining a common way of marketing and selling across the Confectionery Group. The Group also intends to invest further in developing its Science & Technology capabilities.

The clustering and de-layering of the organisation, and an increasing level of outsourcing, will also assist the Confectionery Group in its goal of streamlining processes so that it has world-class capabilities across the business, including in supply chain, finance and IT.

Sustainability commitments

The Confectionery Group will retain its commitments to growing sustainably and to its strong cultural heritage.

Within its overriding goal of being performance-driven, but values-led, the Group’s aims are to:

•	promote responsible consumption of its products;

•	ensure ethical and sustainable sourcing of raw materials and other inputs;

•	prioritise quality and safety;

•	reduce carbon and water use, and packaging;

•	nurture and reward colleagues; and

•	invest in the communities in which it operates.

The Group’s approach to and performance in this area is discussed in its Corporate and Social Responsibility Report (published every two years). In 2006, this set out goals and sustainability commitments for the period 2006-2010 in five key areas: marketing, food and consumer issues; ethical sourcing; environment, health and safety; human rights and employment standards; and community involvement.

On 2 July, 2007 the Group launched a new environmental strategy designed to reduce the Group’s environmental impact by minimising the use of energy, packaging and water which aims:

•	to reduce net absolute carbon emissions by 50 per cent by 2020, with a minimum of 30 per cent from company actions;

•	to reduce packaging used per tonne of product by 10 per cent, and by 25 per cent in more highly packaged seasonal and gifting items;

•	to use more environmentally sustainable forms of packaging, aiming for 60 per cent biodegradable packaging and 100 per cent of secondary packaging being recyclable; and

•	to ensure that all “water scarce” sites have water reduction programmes in place.

3.4	Americas Beverages Strategy

Build and enhance leading brands

The business has a well-defined portfolio strategy and uses an on-going process of market and consumer analysis to identify key brands that the Group believes has the greatest potential for profitable revenue growth. For example, in 2006, 7UP was re-launched with 100 per cent natural flavours and no artificial preservatives, thereby differentiating the 7UP brand from other major lemon-lime CSDs. There will be a continuing investment in key brands to drive profitable and sustainable growth by strengthening consumer awareness, developing innovative products and brand extensions to take advantage of evolving consumer trends, improving distribution and increasing promotional effectiveness.

Focus on opportunities in high growth and high margin categories

The focus is on driving growth in selected profitable and emerging categories. These categories include ready-to-drink teas, energy drinks and other functional beverages, for example, the recently launched Snapple super premium teas and juices and Snapple enhanced waters. The intention is to capitalise on opportunities in these categories through brand extensions, new product launches and selective acquisitions of brands and distribution rights. Americas Beverages also aims to enter into new distribution agreements for emerging, high-growth third party brands in new categories as it can provide these new brands with distribution capability and resources to grow, and they provide Americas Beverages with exposure to growing segments of the market with relatively low risk and capital investment.

Increase presence in high margin channels and packages

The business is focused on improving product presence in high margin channels, such as convenience stores, vending machines and small independent retail outlets, and through increased selling activity and investments in coolers and other cold drink equipment. Over the next few years the business intends significantly to increase the number of branded coolers and other cold drink equipment; this will provide an attractive return on investment. Increased promotional activity and innovation will increase demand for high margin products like single-serve packages for many of the key brands, for example the successful introduction of the A&W “vintage” 20 ounce bottle.

Leverage the integrated business model

Integrated brand ownership, bottling and the distribution business model provides opportunities for net sales and profit growth through the alignment of the economic interests of brand ownership and the bottling and distribution businesses. Americas Beverages will leverage their integrated business model to reduce costs by creating greater geographic manufacturing and distribution coverage and to be more flexible and responsive to the changing needs of the businesses’ large retail customers by co-ordinating sales, service, distribution, promotions and product launches. The intention is to concentrate more manufacturing in multi-product, regional manufacturing facilities, including by opening a new plant in Southern California and investing in expanded capabilities in several of the existing facilities within the next several years.

Strengthen route to market through acquisitions

The acquisition and creation of Americas Beverages’ Bottling Group is part of its longer-term initiative to strengthen the route to market for the Americas Beverages products. The additional acquisitions of regional bottling companies broadens the geographic coverage in regions where the business is currently under-represented, enhances co-ordination with the large retail customers, more quickly addresses changing customer demands, accelerates the introduction of new products, improves collaboration around new product innovations and expands the coverage of high margin channels.

Improve operating efficiency

Americas Beverages was recently restructured which serves to reduce the selling, general and administrative expenses and improves operating efficiency. In addition, the integration of recent acquisitions into the Bottling Group has created the opportunity to improve manufacturing, warehousing and distribution operations, for example through the creation of multi-product manufacturing facilities (such as the Irving, Texas facility) which provides the region with a wide variety of products at reduced transportation and co-packing costs.

3.5	Group structure

The Group is managed by the Board of Directors, which delegates day-to-day management to the Chief Executive’s Committee (CEC). The Confectionery Group is organised into four regional operating units and six global functions. Each region focuses on commercial operations in its geographical area, and also maintains teams from each of the six functions.

Board of Directors and Chief Executive’s Committee

The Board is responsible for the overall management and performance of the Company and the approval of the long-term objectives and commercial strategy.

The CEC, which comprises the Chief Executive Officer, the leader of each Region and Function, and the Group Strategy Director, reports to the Board and is accountable for the day-to-day management of the Group’s operations and the implementation of strategy. This team is responsible to the Board for driving high level performance of the Group’s growth, efficiency and capability programmes, as well as for resource allocation.

The CEC develops global commercial strategy and addresses supply chain and major operating issues arising in the normal course of business. This includes reviewing the regions’ and functions’ performance contracts, and determining necessary action relating to financial policy, targets, results and forecasts. It approves some capital and development expenditures according to authorities delegated by the Board, reports to the Board on the Group’s sources and uses of funds, cash position and capital structure, and reviews the structure and policy of borrowings. The CEC evaluates foreign exchange, interest rate and other risk management policies and submits an annual risk management report to the Board. It also reviews proposed acquisitions and disposals, joint ventures and partnerships before submission to the Board, and reviews and approves legal and human resources matters.

Further details on the Board and the CEC are contained in Part VIII — “Management and Employees”.

3.6	Regions and Functions

The Group’s five regions are:  Britain, Ireland, Middle East and Africa (BIMA); Europe; Americas Confectionery; and Asia Pacific (which together make up the Confectionery Group); and Americas Beverages. The six global functions are: Supply Chain; Commercial; Science and Technology; Human Resources; Finance; and Legal and Secretariat. Each function has a small central team based at Group Headquarters and regional presences co-ordinated by the central team.

This structure enables the regions to focus on delivering the Group’s commercial agenda and top-line growth, and allows the functions to develop and drive global strategies and processes towards “best-in-class” performance, while remaining closely aligned to the regions’ commercial interests.

(A)	Regions

An analysis of revenue by category of activity and geographic market is also contained in the segmental reporting and in Note 2 to the consolidated financial statements of Cadbury Schweppes plc on:

•	pages 92, 96 and 104 of Cadbury Schweppes plc’s Annual Report and Accounts 2005;

•	pages 109, 114 and 123 of Cadbury Schweppes plc’s Annual Report and Accounts 2006; and

•	pages 82, 86 and 95 of Cadbury Schweppes plc’s Annual Report and Accounts 2007,

which are incorporated by reference into Part X of this Prospectus — “Historical Financial Information for Cadbury Schweppes plc”.

The charts below show the relative size of the Group’s regions (excluding the Central costs) in 2007:

FY 2007 Revenue by Region

Source: Cadbury Schweppes plc 2007 Annual Report and Accounts

FY 2007 Underlying Profit from Operations1 by Region

1 Excludes Central

Source: Cadbury Schweppes plc 2007 Annual Report and Accounts

Britain, Ireland, Middle East and Africa (BIMA)

	FY 2007	% of Group Total[1]

Revenue	£1,579m	20%
Underlying profit from operations	£169m	14%
Underlying operating margin	10.7%	–
Profit from operations	£99m	10%
Number of manufacturing sites	21
Main markets
	UK, Ireland, South Africa, Egypt, Nigeria
Main brands
	Cadbury, Green & Black’s, Trident, Stimorol, Chiclets, Bassett’s, Halls, Maynards, The Natural Confectionery Company, Tom Tom, Bournvita

1 Excludes Central

Source: Cadbury Schweppes 2007 Annual Report and Accounts

The BIMA region is the Confectionery Group’s largest in terms of revenue. It mainly comprises chocolate businesses in the UK, Ireland, South Africa and Nigeria, but also includes market-leading gum businesses in South Africa and Egypt, and candy businesses throughout the region.

Britain and Ireland is the largest confectionery business in BIMA, representing around 80 per cent of revenue. The Confectionery Group has a leading 28.1 per cent share in the UK confectionery market, the world’s second largest confectionery market. The UK and Ireland business sells chocolate principally under the Cadbury and Green & Black’s brands, and candy products under brands including Bassett’s, Halls, Maynards, The Natural Confectionery Company and Trebor. Trident gum was launched in the UK in early 2007 and has secured a 10 per cent market share during the year.

The Confectionery Group is the leading confectionery group in Africa. In the Middle East and Africa, the business’ main confectionery operations are in South Africa, Nigeria and Egypt.

In South Africa, the Confectionery Group has the leading confectionery market share at 31 per cent. It sells chocolate and candy under the Cadbury and Halls brands, and, with the acquisition of the Dan Products business in 2006, now has a leading share of the South African gum market, mainly under the Stimorol brand, at 57 per cent.

In 2006, the Confectionery Group increased its shareholding in Cadbury Nigeria to 50.02 per cent. The Nigerian business sells candy, food, beverages and bubble gum. Its lead brands include Tom Tom, the Group’s biggest selling candy in Africa, Bournvita and Bubba bubble gum. In Egypt, the Confectionery Group sells products under the Cadbury, Bim Bim and Chiclets brand names and has a 41 per cent share of the confectionery market. The Confectionery Group also operates in Morocco, Lebanon, Ghana and Kenya.

Europe

	FY 2007	% of Group Total[1]

Revenue	£879m	11%
Underlying profit from operations	£91m	8%
Underlying operating margin	10.4%	—
Profit from operations	£70m	7%
Number of manufacturing sites	18
Main markets
	France, Poland, Spain, Russia, Turkey, Greece, Scandinavia, Romania
Main brands
	Hollywood, Halls, Wedel, Trident, Dirol, Stimorol, Kent, Poulain, First, Falim

1 Excludes Central

Source: Cadbury Schweppes 2007 Annual Report and Accounts

The Europe region comprises businesses in Western and Eastern Europe (including Russia and Turkey), excluding the UK and Ireland. It sells candy and gum with the only significant chocolate businesses in Poland, Russia and France.

France is the region’s largest operating unit and the Confectionery Group has the leading position in the French confectionery market — the world’s eighth largest. It has a 47 per cent share of the French gum market, principally under the Hollywood brand, and also sells candy under the La Pie Qui Chante and Carambar brands, and chocolate mainly under the Poulain brand. In 2007, Halls was launched in France, and the brand now has a 5 per cent share of the candy market.

Gum is sold under the Trident brand in Spain, Portugal and Greece, and under the Stimorol and V6 brands in Switzerland, Denmark, Belgium and Sweden, while candy is sold under the Halls brand in Spain and Greece. Chocolate is sold under the Wedel brand in Poland, where the Confectionery Group has a 15 per cent market share. The Confectionery Group also operates in the Netherlands, selling mainly gum.

Other important businesses in the Europe region are those in Russia and Turkey. The business has a 27 per cent share of the gum market in Russia through the Dirol brand, and also sells medicated candy under the Halls brand and chocolate under the Cadbury brand. In Turkey, the Confectionery Group has the leading share of the candy market at 54 per cent, with brands including Kent, Missbon, Olips and Jelibon. The acquisition of Intergum, the leading Turkish gum business, which completed in August 2007, has resulted in the Confectionery Group having a 63 per cent share of the Turkish gum market, primarily under the Trident, First and Falim brands.

In June 2007, the Confectionery Group acquired 93.32 per cent of Kandia-Excelent, which has a 21 per cent share of the Romanian confectionery market resulting in the Confectionery Group having a 27 per cent share of the candy market and the second largest share of the chocolate market at 18 per cent. Since its initial acquisition, the Group has now increased its shareholding in Kandia-Excelent to 95 per cent.

Americas Confectionery

	FY 2007	% of Group Total[1]

Revenue	£1,372m	17%
Underlying profit from operations	£248m	20%
Underlying operating margin	18.1%	—
Profit from operations	£205m	20%
Number of manufacturing sites	8
Main markets
	US, Canada, Mexico, Brazil, Argentina, Colombia, Venezuela
Main brands
	Trident, Halls, Dentyne, Stride, Bubbas, Clorets, Chiclets, Cadbury

1 Excludes Central

Source: Cadbury Schweppes 2007 Annual Report and Accounts

The Group has businesses in all the Americas region’s major countries, including the US, Canada, Mexico, Brazil, Argentina, Venezuela and Colombia. Approximately 54 per cent of sales are in the US and Canada, with the remainder in Mexico and Latin America. Outside Canada, the region sells principally gum and candy. Four brands (Trident, Dentyne, Halls and the Bubbas) account for around 65 per cent of revenue.

In the US, the world’s largest confectionery market, the Confectionery Group has the second largest market share in gum at 34 per cent, mainly through the Trident and Dentyne brands, and the leading share at 56 per cent in cough/cold confectionery through Halls. In 2006, a new US gum brand, Stride, was launched, which now has a 5 per cent share of the US gum market.

The Group also has the largest confectionery business in Canada, the world’s 11th largest confectionery market, with an overall 20 per cent market share, and has leading market positions in gum, candy and cough/cold confectionery, and a top three position in chocolate.

In Latin America, the Group has the leading overall confectionery market share at 18 per cent, double that of its nearest competitor (source: Euromonitor, 2006 data). It has a 65 per cent share of the Latin American gum market, and leading market shares in gum in Mexico, Brazil, Venezuela, Argentina and Colombia. It also has the second highest share of the candy confectionery market at 9 per cent. The business has a broad-reaching distribution infrastructure in Latin America which enables it to supply a diverse customer base of small shops and kiosks. In Mexico, the Confectionery Group has a 78 per cent share of the gum market and an 85 per cent share of the candy market (source: Euromonitor 2006 data). Other brands sold in the Americas region include Chiclets, Clorets, Swedish Fish, Sour Patch Kids, Beldent, Bazooka and Mantecol.

Asia Pacific

	FY 2007	% of Group Total[1]

Revenue	£1,254m	16%
Underlying profit from operations	£159m	13%
Underlying operating margin	12.7%	—
Profit from operations	£146m	15%
Number of manufacturing sites	19 confectionery 7 beverages
Main markets
	Australia, New Zealand, India, Japan, Thailand, China, Malaysia, Indonesia, Singapore, Philippines, Korea
Main confectionery brands
	Cadbury, Halls, Recaldent, Clorets, Bournvita, The Natural Confectionery Company
Main beverage brands
	Schweppes, Solo, Spring Valley, Sunkist

1 Excludes Central

Source: Cadbury Schweppes 2007 Annual Report and Accounts

The Asia Pacific Region comprises confectionery operations in Australia, New Zealand, India, Japan, Malaysia, Indonesia, Thailand and China and Australia Beverages, which accounts for approximately 32 per cent of the region’s revenue.

In 2006, the Confectionery Group entered the Vietnamese market through a third party distribution agreement, and in 2007 strengthened its position in the Japanese candy market with the acquisition of 96 per cent of Sansei Foods Co. Ltd, a Japanese functional candy company.

Australia and New Zealand are the Confectionery Group’s largest markets in the region. The business has a leading position in the Australian confectionery market, with a number one position in chocolate (53 per cent market share) and a strong presence in candy. The Group’s main chocolate brand in Australia is Cadbury Dairy Milk. In New Zealand, the Confectionery Group’s brands include Cadbury Dairy Milk and Moro and the Confectionery Group has a number one position in New Zealand’s confectionery market with a 47 per cent share.

The products of the Confectionery Group’s Australia Beverages business are sold under the Schweppes, Cottee’s, Solo, Spring Valley and Sunkist brand names. Australia Beverages has a licence to manufacture, sell and distribute certain Gatorade products, to bottle, sell and distribute Pepsi, 7UP and Mountain Dew and to distribute Red Bull. The beverages business manufactures, distributes and markets its own products, and also manufactures concentrate and bottles product for other manufacturers.

Other significant markets in this region include India, Japan and Thailand. The Confectionery Group’s Indian business has a leading presence in chocolate with a 71 per cent market share, and also sells candy under the Eclairs and Halls brands and Bournvita. In Japan, the business sells mainly gum under the Recaldent and Clorets brands and has a number two position in gum with a 20 per cent market share.

The Confectionery Group also has leading market shares in Thailand in gum and candy at 63 per cent and 31 per cent respectively. In Malaysia, the business has a number one market share in chocolate at 29 per cent, and in gum, a number two position through the Dentyne brand with a 19 per cent market share.

(B)	Functions

Supply Chain

Supply Chain ensures the reliable supply of products whether manufactured by the Group or by a third party. Supply Chain’s role encompasses sourcing of ingredients and packaging materials, planning, manufacturing, distribution and customer services, as well as quality and safety of products, and employee safety. Supply Chain is responsible for managing the fixed assets of the Group’s manufacturing facilities and warehouses.

Commercial

The role of Commercial is to facilitate higher revenue growth from the business units than they could otherwise achieve on a stand-alone basis. Commercial defines category and portfolio strategy, ensures the Group has best-in-class commercial capabilities, partners with other functions such as Science & Technology and Supply Chain in creating innovation, and co-ordinates brand management, consumer insights, and the Group’s global customer strategy.

Science & Technology

Science & Technology leads the Group’s technical innovation programme. This function sets and communicates global technical priorities, establishes and co-ordinates the Group’s science agenda and facilitates global knowledge management and best-practice transfer. It prioritises and funds technology developments which underpin the Group’s innovation agenda, including longer-term globally-applicable development programmes. It also co-ordinates nutrition initiatives as a key element of the Group’s food policy and, together with Group Legal, creates a strategy for the Group’s intellectual property assets.

The Group uses its own Science and Technology facilities as well as those of suppliers and has a growing number of external collaborations with university, consultant and industrial partners. The Group’s major Science and Technology facilities are at Reading, UK, Hanover Park, New Jersey, and Trumball, Connecticut, USA. The Reading facility provides science and technology support to the Group both globally and to the BIMA and Europe regions and to third parties. Hanover Park serves Americas Confectionery and Trumball serves Americas Beverages. The Group also has a number of smaller facilities which support business units.

Human Resources

The role of the Human Resources Function is to improve performance by enhancing the effectiveness of day-to-day working practices, the Group’s people capabilities and the quality of their output. Human Resources supports the business in delivering its goals by putting in place the right people for the right job, by helping develop and support the most effective organisational strategies and structures, and by attracting, retaining and developing employees and rewarding the right behaviours and outcomes.

Finance

The role of Finance is focused on a strong business partnership with the commercial operators in the business, while maintaining a robust financial control environment. The function sets low cost, IT-enabled common internal processes and standards for financial reporting and control, and ensures high quality external reporting which complies with all applicable laws and regulations. It is responsible for setting the business’ annual contracts (or budgets), for developing longer-term strategy and for managing acquisitions and disposals. It is also responsible for managing financial communications and the Group’s relationship with the investment community.

Legal and Secretariat

Legal and Secretariat partners and supports the regions and other functions by taking responsibility for a broad range of legal and secretarial activities. These include: corporate governance matters; compliance with US and UK securities regulation and legislation; effective management of the Group’s intellectual property portfolio; mergers and acquisitions; litigation management; and general contract work and incident management.

4.	Americas Beverages

	FY 2007		% of Group Total[1]

Revenue		£2,878m	36%
Underlying profit from operations		£553m	45%
Underlying operating margin		19.2%	—
Profit from operations	£4	86m	48%
Number of manufacturing sites		25
Main markets
	US, Canada, Mexico
Main brands
	Dr Pepper, Snapple, Mott’s, Hawaiian Punch, Peñafiel, Clamato, 7UP, Yoo-Hoo, A&W, Sunkist, Diet Rite, Canada Dry, Schweppes

1 Excludes Central

Source: Cadbury Schweppes 2007 Annual Report and Accounts

On 10 October, 2007, the Group announced that it had decided to focus on demerging its Americas Beverages business by listing the business on the New York Stock Exchange through an issue of shares to existing shareowners. Prior to the Cadbury Reduction of Capital taking place, the Americas Beverages business will be transferred to Dr Pepper Snapple Group, Inc. (DPS), a US corporation formed for the purposes of holding the operations of Americas Beverages in connection with the Demerger which has not had, and will not before the Demerger Effective Time have, any operations other than operations incidental to the Demerger.

The DPS Group is a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavoured carbonated soft drinks (“CSDs”) and non-carbonated soft drinks (“non-CSDs”), including ready-to-drink teas, juices, juice drinks and mixers. Its brand portfolio includes popular CSD brands such as Dr Pepper, 7UP, Sunkist, A&W, Canada Dry, Schweppes, Squirt and Peñafiel, and non-CSD brands such as Snapple, Mott’s, Hawaiian Punch, Clamato, Mr & Mrs T, Margaritaville and Rose’s. Its largest brand, Dr Pepper, is the number-two-selling flavoured CSD in the United States according to AC Nielsen.

The DPS Group operates primarily in the United States, Mexico and Canada, the first, second and tenth largest beverage markets, respectively, by CSD volume, according to Beverage Digest. It also distributes its products in the Caribbean.

In 2007, 89 per cent of its net sales were generated in the United States, 4 per cent in Canada and 7 per cent in Mexico and the Caribbean. The DPS Group operates as a brand owner, a bottler and a distributor through its four segments as follows:

•	its beverage concentrates segment is a brand ownership business;

•	its finished goods segment is a brand ownership and a bottling business and, to a lesser extent, a distribution business;

•	its bottling group segment is a bottling and distribution business; and

•	its Mexico and the Caribbean segment is a brand ownership and a bottling and distribution business.

As a brand owner, the DPS Group builds its brands by promoting brand awareness through marketing, advertising and promotion, and by developing new and innovative products and product line extensions that address consumer preferences and needs.

As the owner of the formulas and proprietary know-how required for the preparation of beverages, the DPS Group manufactures, sells and distributes beverage concentrates and syrups used primarily to produce CSDs and manufactures, bottles, sells and distributes primarily non-CSD finished beverages.

Most of the DPS Group’s sales of beverage concentrates are to bottlers who manufacture, bottle, sell and distribute its branded products into retail channels. Approximately one third of its US beverage concentrates by volume are sold to its Bottling Group, with the balance being sold to third party bottlers affiliated with Coca-Cola or PepsiCo, as well as independent bottlers. The DPS Group also manufactures, sells and distributes syrups for use in beverage fountain dispensers to restaurants and retailers, as well as to fountain wholesalers, who resell it to restaurants and retailers. In addition, the DPS Group distributes non-CSD finished beverages through its own operations and through third party distributors.

The DPS Group’s bottling and distribution businesses manufacture, bottle, sell and distribute CSD finished beverages from concentrates and non-CSD finished beverages and products mostly from ingredients other than concentrates. They sell and distribute finished beverages and other products primarily into retail channels either directly to retail shelves or to warehouses through their large fleet of delivery trucks or through third party logistics providers.

Approximately three-quarters of the DPS Group’s 2007 bottling group net sales of branded products come from its own brands, with the remainder from the distribution of third party brands such as Monster energy drink, FIJI mineral water and Big Red soda. In addition, a small portion of its bottling group sales come from bottling beverages and other products for private label owners or others for a fee (referred to as co-packing).

Further information about Americas Beverages and the DPS Group is contained in Parts IX and X of the Circular (and the related definitions contained in Part XV of the Circular) which are incorporated by reference into this Prospectus.

PART VIII

MANAGEMENT AND EMPLOYEES

1.	Board of Directors

The Directors of the Company, each of whom is currently also a Director of Cadbury Schweppes, are as follows:

Name	Function

Sir John Sunderland	Chairman
Roger Carr	Deputy Chairman and Senior Independent Non-Executive Director
Todd Stitzer	Chief Executive Officer
Ken Hanna	Chief Financial Officer
Bob Stack	Chief Human Resources Officer
Sanjiv Ahuja	Independent Non-Executive Director
Dr Wolfgang Berndt	Independent Non-Executive Director
Guy Elliott	Independent Non-Executive Director
Ellen Marram	Independent Non-Executive Director
Lord Patten	Independent Non-Executive Director
Raymond Viault	Independent Non-Executive Director

Each of the Directors’ business address is the Company’s registered office at 25 Berkeley Square, London W1J 6HB.

Sir John Sunderland was appointed Chairman of Cadbury Schweppes plc in May 2003 and is also Chairman of the Nomination Committee. Sir John has 39 years of experience working within the Cadbury Schweppes Group in the UK and overseas on both the confectionery and beverage side of the business. He has held senior leadership roles within Cadbury Schweppes, including being Chief Executive Officer from 1996 to 2003. Sir John’s experience, together with his roles in key trade and business organisations, are invaluable to the business as it seeks to create enhanced shareowner value. He was knighted in the 2006 Queen’s Birthday Honours list. Sir John was appointed to the Board of Cadbury plc on 14 February, 2008 and will retire from the Group in mid-2008.

Roger Carr was appointed to the Board of Cadbury Schweppes in January 2001 and Deputy Chairman and Senior Independent Non-Executive from May 2003. Mr Carr’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team. He is responsible for consulting with major UK shareowners on matters of corporate governance. Mr Carr is also non-executive chairman of Centrica plc, Mitchells & Butlers plc, a member of the Court of Directors of the Bank of England and a Fellow of the Royal Society for the Encouragement of Arts, Manufactures and Commerce. His past roles include being chairman of Chubb plc until December 2002 and between 1984 and 2000 he held a number of senior positions including Chief Executive of Williams PLC and chairman of Thames Water Plc. He will become Chairman of Cadbury plc with effect from mid-2008.

Todd Stitzer was appointed to the Board of Cadbury Schweppes in March 2000 and Chief Executive Officer in 2003. He joined Cadbury Schweppes North America in 1983 as assistant general counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. His business leadership and legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to deliver superior shareowner performance. Todd was President and Chief Executive Officer of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003, and is also a non-executive director of Diageo plc.

Ken Hanna was appointed to the Board of Cadbury Schweppes in April 2004. Mr Hanna has a broad range of experience gained while working as the Group Finance Director of United Distillers plc (1993-1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997-1999). In addition, his focus on consumer goods while an Operating Partner at the private equity firm Compass Partners (1999-2004) makes him particularly qualified to lead the Cadbury Finance Function. He is a non-executive director of Inchcape plc.

Bob Stack was appointed to the Board of Cadbury Schweppes in May 1996. Mr Stack has wide international Human Resources expertise. He joined Cadbury Beverages in the US in 1990 as Vice

President, Human Resources for the global beverages business. In 1992 he moved to the UK as Group Director of Strategic Human Resources Management, being appointed to the Board of Cadbury Schweppes as Chief Human Resources Officer in 1996. Mr Stack’s responsibilities also include corporate and external affairs and corporate communications, and he is also a non-executive director of J Sainsbury plc.

Sanjiv Ahuja was appointed to the Board of Cadbury Schweppes in May 2006. He has wide-ranging international experience from some of the largest consumer-facing industries in the world and a strong information technology background. Mr Ahuja is Chairman and Chief Executive Officer of Augere. He is also Chairman of Orange UK. Prior to this, he was Chief Executive Officer of Orange SA between March 2004 and April 2007 and was Chief Operating Officer from April 2003 to March 2004. He was also a member of the group management committee of France Telecom until April 2007.

Dr Wolfgang Berndt was appointed to the Board of Cadbury Schweppes in January 2002. His broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board. He is chairman of the Remuneration Committee. He was President, Global Fabric and Home Care Sector of The Procter & Gamble Co (1998-2001) and is a non-executive director of Lloyds TSB Group plc, GFK AG and Telekom Austria.

Guy Elliott was appointed to the Board of Cadbury Schweppes in July 2007. He has extensive financial and commercial experience, particularly in mergers and acquisitions, which enables him to contribute significantly to the Board. He was appointed Chairman of the Audit Committee following the resignation of David Thompson on 8 March, 2008. Mr Elliott has been Finance Director of Rio Tinto plc and Rio Tinto Limited since 2002. After two years with Kleinwort Benson, he joined Rio Tinto in 1980, and subsequently held a variety of commercial and management positions, particularly focused on mergers and acquisitions. These included Head of Business Evaluation and President, Rio Tinto Brazil.

Ellen Marram was appointed to the Board of Cadbury Schweppes in June 2007. She is President and founder of The Barnegat Group, which provides business advisory services to public and private companies. Ms Marram has extensive experience in the food and beverages industry and the broader consumer sector, including serving as managing director of the private equity firm North Castle Partners (2000-2005), which enables her to contribute significantly to the Board. Ms Marram is also a non-executive director of the Ford Motor Company, the New York Times Company and Eli Lilly.

Lord Patten was appointed to the Board of Cadbury Schweppes in July 2005 and he is also chairman of the Group’s Corporate and Social Responsibility Committee. Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world. He is Chancellor of Oxford and Newcastle Universities, and an Advisory Board member of Bridgepoint Capital Ltd and AIG. He was previously Governor of Hong Kong (1992-1997) and European Commissioner for External Relations (1999-2004).

Raymond Viault was appointed to the Board of Cadbury Schweppes in September 2006. His extensive international experience in confectionery, food and consumer products companies enables him to contribute significantly to the Board. He was formerly Vice Chairman of General Mills, Inc. (1996-2004). He is also a director of Safeway, Inc., Newell Rubbermaid, Inc. and VF Corporation.

Each of the above Directors was appointed as a Director of Cadbury plc on 14 February, 2008 and will continue in their existing roles in the Group following Admission.

2.	Senior Management

The Senior Managers are the executive Directors listed above and the persons listed below.

Name	Function

Jim Chambers	President Americas Confectionery
Larry Young	President and Chief Executive Officer of Americas Beverages
Steve Driver	President Global Supply Chain
David Macnair	Chief Science and Technology Officer
Tamara Minick-Scokalo	President Global Commercial
Mark Reckitt	Chief Strategy Officer
Matt Shattock	President Britain, Ireland, Middle East and Africa
Chris van Steenbergen	President Europe (including Russia and Turkey)
Henry Udow	Chief Legal Officer and Group Secretary
Rajiv Wahi	President Asia Pacific

Jim Chambers was appointed President of Americas Confectionery in September 2005, prior to which he was President and Chief Executive Officer of Rémy Amérique, the US distributors of Rémy Cointreau. Prior to this, Mr Chambers was Chief Executive Officer of Paxonix, part of Westvaco Corporation and President and Chief Executive Officer of Netgrocer.com. He also held positions with Information Resources Inc. and Nabisco. Mr Chambers is also a non-executive director of B&G Foods, Inc.

Larry Young was appointed to the board of DPS on 24 October, 2007. He has served as President and Chief Executive Officer of American Beverages since October, 2007. He joined Cadbury Schweppes as President and Chief Operating Officer of the Bottling Group segment and Head of Supply Chain in 2006 after the acquisition of DPSUBG, where he had been President and Chief Executive Officer since May 2005. From 1997 to 2005, Mr Young served as President and Chief Operating Officer of Pepsi-Cola General Bottlers, Inc. and Executive Vice President of Corporate Affairs at PepsiAmericas, Inc.

Steve Driver joined Cadbury Schweppes in 2005 as President, Global Supply Chain. Prior to joining Cadbury Schweppes, he held positions as Senior Vice President, Global Supply Chain at Quest International and Senior Vice President, Supply Chain at Unilever Bestfoods NA. Mr Driver also held positions at CPC, SmithKline Beecham plc, Nabisco Inc., Noxell Corp and Johnson & Johnson Inc.

David Macnair joined Cadbury Schweppes as Chief Science & Technology Officer in March 2004. He previously worked for Campbell Soup Company where he was Chief Research Officer and senior vice president Global Research & Development and Quality Assurance. Mr Macnair previously held a variety of positions at Mars, Inc. in research and development and brand marketing.

Tamara Minick-Scokalo joined Cadbury Schweppes in January 2007 as President, Global Commercial. Prior to joining Cadbury Schweppes, she held positions as Senior Vice President Europe for Elizabeth Arden Inc. and as European General Manager for Gallo Wines. Tamara has also had roles with Coca-Cola in Japan, but spent the majority of her career (19 years) at Procter & Gamble Co.

Mark Reckitt joined Cadbury Schweppes in 1989 with responsibility for mergers and acquisitions in the Europe Beverages business. Between 1993 and 2000 he held positions as a Regional Finance Director for the Europe Beverages business and the Cadbury UK businesses. Since 2000 Mr Reckitt has held a number of senior Strategy and Finance roles with a particular focus on acquisitions including that of Adams in 2003 and Green & Black’s in 2005. In his current role as Chief Strategy Officer, Mr Reckitt is responsible for both strategy and mergers and acquisitions. Prior to joining Cadbury Schweppes, he had held various positions in investment banking and retailing.

Chris Van Steenbergen joined Cadbury Schweppes in 1988 as Vice President Legal for Cadbury Beverages Europe in Barcelona. Between 1993 and 1997 he held a variety of senior management positions in the beverages business and in 1997 he was appointed Vice President Marketing, Sales, Research and Development and Eastern Europe for Cadbury Schweppes Europe, Middle East and Africa. He left Cadbury Schweppes in 1998 to become Chief Executive Officer of Quick Restaurants, a Belgian listed fast food company. He rejoined the Group at the end of 2002 as Managing Director of North Central and East Europe (Confectionery). In 2005, Mr Van Steenbergen was appointed Human Resources Director for Cadbury Schweppes Europe, Middle East and Africa and in June 2007 he was appointed President Europe (including Russia and Turkey).

Matthew Shattock joined Cadbury Schweppes in January 2003 as President of Americas Confectionery, where he was responsible for the integration of the Adams acquisition in the Americas. He was appointed President of EMEA in March 2005 and became President of BIMA in June 2007. Prior to joining Cadbury

Schweppes, Mr Shattock held a variety of positions at Unilever culminating in his appointment as Chief Operating Officer of Unilever Best Foods North America.

Henry Udow joined Cadbury Schweppes North America in 1987 as Division Counsel & Assistant Secretary after working in private practice with the law firm of Shearman & Sterling LLP in the US and the UK. In 1991 he was appointed Vice President, General Counsel & Secretary of Cadbury Schweppes North America and in 1994 was appointed Senior Vice President, Legal Director and General Counsel of Cadbury Schweppes’ Global Beverages business in the UK. In 2000 he moved from the Legal Department to become Mergers & Acquisitions Director, heading up all merger and acquisition activity for Cadbury Schweppes. He was appointed Chief Legal Officer in 2005, heading up the Global Legal Function for Cadbury Schweppes and Group Secretary in 2007.

Rajiv Wahi joined Cadbury Schweppes in the UK as a Finance Graduate Trainee in 1975. After various finance roles in the UK and France, Mr Wahi was appointed as Marketing Manager within the Foods Division in 1986. From 1986 to 1999, he progressed through a number of senior roles at Premier Brands (the former Cadbury Schweppes Foods Division), culminating in his appointment as Divisional Director on the Main Board of Hillsdown Holdings plc. In February 2000, Mr Wahi returned to Cadbury Schweppes as Managing Director of the Africa India Middle East Region. He was appointed to his current role of President, Asia Pacific Region, in early 2003.

3.	Corporate governance

3.1	Introduction

Cadbury Schweppes has complied with the provisions of the Combined Code throughout 2007 and up to 13 March, 2008 (the latest practicable date prior to the publication of this Prospectus), with the exception of paragraph D.2.4 of the Combined Code. Paragraph D.2.4 advises that the notice of the Annual General Meeting (AGM) and related documents be mailed to shareowners at least 20 working days before the meeting. This year, the AGM notice and the Annual Report and Accounts 2007 will be placed on the website, together with an announcement, on 11 March, 2008. However, the Group will be posting the AGM notice on 19 March, 2008, 14 working days before the AGM (not counting the date of posting or the date of the AGM). This is because, owing to the timing of the Demerger, Cadbury Schweppes believes that it is in the best interests of its shareowners to align the AGM with the date of the Court Meeting and General Meeting. This 14 working day period also includes two UK public holidays and the Group considers that this still gives shareowners of Cadbury Schweppes sufficient time to consider the resolutions.

The Company expects to fully comply with the Combined Code following Admission, and will adopt a similar approach to corporate governance as that applied by Cadbury Schweppes.

In managing the affairs of the Group, the Board will be committed to the principles of good corporate governance and dedicated to achieving high standards of business integrity, ethics and professionalism across all the Group’s activities. The Group has adopted a Statement of Corporate Governance Principles which explains the fundamental principles that guide corporate governance for the Group and ensures that the Group acts in the best interests of its stakeholders. The Group also has both a Financial Internal Revenue Code of Ethics (that applies to the Chief Executive Officer, Chief Financial Officer and senior financial executives in the Group) and a code of conduct (“Our Business Principles”) that will continue to apply at Board level and to all managers across the Group. All members of the Board, the Chief Executive’s Committee, the Global Leadership Team, and managers are required to confirm on an annual basis that they will abide by the Group’s Business Principles. Both the Financial Internal Revenue Code of Ethics and the Business Principles will be available on the Company’s website (www.cadbury.com).

3.2	The Board

As at the date of this Prospectus, the Board has 11 members: three executive Directors, and eight non-executive Directors, all of whom (except the Chairman) are deemed independent under the provisions of the Combined Code. No individual or group of individuals dominates the Board’s decision making. Collectively, the non-executive Directors bring a wide range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life and, as such, each contributes significant weight to Board decisions.

In 2007, Egon Zehnder undertook a formal and independent evaluation of the Cadbury Schweppes Board. The review combined qualitative dialogue and a quantitative questionnaire to track the effectiveness of the Cadbury Schweppes Board and its committees, and covered Board dynamics, individual Director contributions and in particular the process relating to the Demerger and its attendant implications. Overall, the review concluded that the Board and its Committees function effectively, and when issues are raised for consultation there is thorough debate and effective decision-making. Governance and Board processes in general are robust. The process of communication to the Board and individual directors has been started but not, as at the date of this Prospectus, concluded.

3.3	Role of the Board

The Board will have responsibility for the overall management and performance of the Group and the approval of its long-term objectives and commercial strategy. While the Board will delegate the day-to-day management of the Group to the Chief Executive Officer, there will be a formal schedule of matters reserved for the Board (which will be available on the Company’s website (www.cadbury.com)) which will provide a framework for the Board to oversee control of the Group’s affairs, including approval of the strategic direction of the Group, committing to major capital expenditure, acquisitions or disposals and appointing and removing Directors and Committee members. The Chief Executive Officer will be supported by his Executive Committee. The Board will meet at least six times a year. The Board is also assisted in carrying out its responsibilities by the various Board committees, including a Standing Committee consisting of any two Directors which was formed on 15 February, 2008 and which will deal with routine business between Board meetings; following a formal decision, the Board may also delegate authority to the Committee to facilitate finalising matters within agreed parameters. Board members will be sent appropriate documentation in advance of each Board and Committee meeting. In addition to formal Board meetings, the Chairman and the Chief Executive Officer will maintain regular contact with all Directors and hold informal meetings with the non-executive Directors to discuss issues affecting the Group’s business.

3.4	The roles of the Chairman and the Chief Executive Officer

The roles of the Chairman and the Chief Executive Officer are separate and their responsibilities are clearly defined. The Chairman is responsible for the effective running of the Board, its agenda and processes and the Chief Executive Officer for the management of the Group. In discharging his responsibilities, the Chief Executive Officer is advised by the executive Directors, the Chairman and the CEC.

3.5	Directors’ independence

The Board has a majority of non-executive Directors. The Board will review the independence of all non-executive Directors annually and has determined that all such Directors (except the Chairman) are independent and have no cross-directorships or significant links which could materially interfere with the exercise of their independent judgement.

Roger Carr is the Senior Independent Non-Executive Director and the Group’s Deputy Chairman. Mr Carr’s responsibilities include meeting major shareowners as and when requested and chairing meetings of the non-executive Directors without executive management or the Chairman being present.

3.6	Group Secretary

The Group Secretary is responsible for advising the Board on all corporate governance matters, ensuring that all Board procedures are followed, ensuring good information flow, facilitating induction programmes for Directors and assisting with Directors’ continuing professional development. All Directors have direct access to the advice and services of the Group Secretary.

3.7	Committees of the Board

The terms of reference for all the Company’s committees will be reviewed on a regular basis by the Board and were adopted by the Board on 15 February, 2008. Committees are authorised to obtain outside legal or other independent professional advice if they consider it necessary to do so.

(A)	Audit Committee

Members:

G. Elliott (Chairman),
Dr W. C. Berndt
R. M. Carr
R. G. Viault

J. M. Mills (Secretary)

The Audit Committee consists solely of independent non-executive Directors, at least one of whom has recent and relevant financial experience and all of whom are financially literate. The Board has determined that Guy Elliott is an Audit Committee financial expert as defined by the SEC. The Audit Committee comprises not less than three and no more than eight members, who are appointed by the Board on the recommendation of the Nomination Committee.

At the invitation of the Chairman of the Audit Committee, the Chairman of the Company, Group Chief Executive Officer, Group Finance Director, Chief Legal Officer and Group Secretary, Corporate Finance Director, Director of Financial Control, Director of Business Risk Management and the Head of Group Audit attend meetings. Unless otherwise determined by the Audit Committee the Director of Group Secretariat (or his nominee) attends and is secretary to the Audit Committee. Other Board members also attend meetings at the invitation of the chairman of the Audit Committee.

The Audit Committee meets at least three times a year, and at least once a year with the external auditors without executive Directors present, and at least once a year with the Director of Business Risk Management and Head of Group Audit without executive Directors present. The Audit Committee is authorised by the Board to seek any information it requires from any employee of the Company in order to perform its duties.

The key duties of the Audit Committee are as follows:

•	responsibility for all accounting matters and financial reporting matters prior to submission to the Board for endorsement;

•	to monitor the integrity of the Company’s financial statements and ensure that they meet the relevant legislative and regulatory requirements that apply to them, and are in accordance with accepted accounting standards;

•	to review major changes in accounting policies and practices;

•	to review and challenge where necessary the clarity and accuracy of the Company’s financial reports and statements;

•	to review the Company’s statements and practices on internal controls (including section 404 Sarbanes-Oxley certification) and other aspects of corporate governance;

•	to oversee the external audit process and the Company’s relationship with the external auditors including, but not limited to, approving the fees and overseeing the work of the external auditors;

•	to review the provision and scope of audit and non-audit work by the external auditors and the fees charged by them;

•	to monitor and review the effectiveness of the Company’s internal audit function in the context of the Company’s overall risk management;

•	to review and monitor management’s responsiveness to the findings and recommendations of the internal auditor;

•	to review the Company’s arrangements for detecting fraud;

•	to review the Company’s arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters;

•	at least once a year to review its own performance, constitution and terms of reference to ensure that it is operating at maximum effectiveness; and

•	to oversee any investigation of activities which are within its terms of reference and act as a “court of last resort” in relation to any disputes arising out of such investigations.

Non-audit services

In line with the requirements of Sarbanes-Oxley, Group policy prohibits the external auditor from carrying out certain categories of non-audit services. The list of such services may only be varied by the Audit Committee. The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Group, but these services and their associated fees must be approved in advance by the Audit Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the chairman of the Audit Committee.

Other issues

The Audit Committee ensures that the external auditors remain independent of the Company and assesses annually the external auditors’ independence and objectivity, taking into account relevant UK professional and regulatory requirements and the relationship with the external auditors as a whole.

The Audit Committee may consider and make recommendations through the Board, to be put to shareowners at the Annual General Meeting, in relation to the appointment, reappointment and dismissal of the external auditors. The reappointment of the external auditors is submitted for approval by shareowners at the Annual General Meeting.

(B)	Nomination Committee

Members:

Sir John Sunderland (Chairman)
S. Ahuja
R. M. Carr
Lord Patten
R. G. Viault

H. A. Udow (Secretary)

The Nomination Committee comprises the Chairman and not less than three independent non-executive Directors of the Company. The Nomination Committee may have no more than eight members. The Chief Executive Officer, Chief Human Resources Officer and others attend meetings at the invitation of the chairman of the Nomination Committee. The Chief Legal Officer and Group Secretary will also attend and is secretary to the Committee. The Nomination Committee will meet at least twice a year.

The Nomination Committee is responsible for succession planning for the Board and will keep under review the Board’s structure, size and composition. The Nomination Committee is responsible for identifying and nominating, for the approval of the Board, candidates to fill Board vacancies as and when they arise. Before any appointment is made by the Board the Nomination Committee will evaluate the balance of skills, knowledge and experience required for the appointment and prepare a description of the role and capabilities required for that particular appointment. The Nomination Committee is responsible for making recommendations to the Board concerning suitable candidates for the role of Senior Independent Director and any matters relating to the continuation in office of any Director at any time. The Nomination Committee is authorised by the Board to seek any information it requires from any employee of the Company in order to perform its duties.

(C)	Remuneration Committee

Members:

Dr W. C. Berndt (Chairman)
R. M. Carr
R. G. Viault

J. M. Mills (Secretary)

All members of the Remuneration Committee are independent non-executive Directors who are appointed by the Board on the recommendation of the Nomination Committee. The Remuneration Committee consists of not less than three nor more than eight members. Unless otherwise determined by the

Remuneration Committee, the Director of Group Secretariat (or his nominee) attends and is secretary to the Remuneration Committee. In addition to the members of the Remuneration Committee it would be normal for the Chairman of the Company, the Chief Executive Officer, the Chief Human Resources Officer and the Director of Compensation and Benefits to attend except when their own remuneration is under discussion. Others attend meetings at the invitation of the chairman of the Remuneration Committee. The Remuneration Committee will meet at least three times a year.

The Remuneration Committee determines and agrees with the Board the framework or broad policy for the remuneration of the Company’s Chairman, the executive Directors, members of the CEC and other senior executives of the Company. The remuneration for non-executive Directors will be a matter for the Board. In determining such policy, the Remuneration Committee takes into account all factors which it deems necessary. The Remuneration Committee will also review and approve the annual salaries, incentive arrangements, service agreements and other employment conditions for each executive Director, review the remuneration of other senior executives of the Company and approve awards to executive Directors and other senior executives of the Company under the Group’s share based plans. The Remuneration Committee is tasked with ensuring that cost-effective and responsible remuneration packages are provided which are suitable to attract, motivate and retain members of the executive management of the Company and to encourage enhanced performance and shareholder value. The Committee also considers and approves the Directors’ remuneration report for each financial year.

The Remuneration Committee is authorised by the Board to seek any information it requires from any employee of the Company in order to perform its duties.

(D)	Corporate and Social Responsibility Committee

Members:

Lord Patten (Chairman)
S. Ahuja
Sir John Sunderland
R. J. Stack
H. T. Stitzer

A. Ward (Secretary)

The members of the Corporate and Social Responsibility Committee are appointed by the Board on the recommendation of the Nomination Committee. The Corporate and Social Responsibility Committee consists of not less than three nor more than eight members. This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. It oversees an agenda covering seven main activity areas:

•	the environment;

•	employment issues;

•	workplace health and safety;

•	human rights;

•	ethical trading and business practices;

•	ethical marketing, food and consumer issues; and

•	community and social investment.

3.8	Model Code

At the date of this Prospectus, Cadbury Schweppes complies with, and, following Admission, the Company intends to comply with, a code of securities dealings equivalent to the Model Code published in the Listing Rules. The code applies to the Directors and relevant employees of the Group.

4.	Employees

The following table sets out the average employee headcount of the Group for FY 2005, FY 2006 and FY 2007. Following the reorganisation of the Group’s regions as described in Part VII — “Information about the Group”, the headcount figures for FY 2005 and FY 2006 have been restated to show the information on a comparable basis.

Average employee headcount	FY 2007	FY 2006	FY 2005*

BIMA	14,041	14,309	12,630
Europe	9,099	9,148	8,075
Americas Confectionery	14,484	14,568	14,175
Asia Pacific	13,713	13,354	12,624
Central	805	761	769

Continuing operations	52,142	52,140	48,273
Americas Beverages	19,515	14,562	6,605

Europe Beverages	—	309	3,703

Total	71,657	67,011	58,581

The average employee headcount disclosed above reflects the incremental heads for DPSUBG only for the period since acquisition. On a pro forma basis assuming that DPSUBG had been acquired at the start of the year, the average headcount for Americas Beverages and continuing operations in FY 2006 would have been 18,372 and 70,512 respectively.

*	The FY 2005 EMEA headcount has been apportioned using the actual percentage from 2006.

On 19 June, 2007, Cadbury Schweppes announced a major group-wide cost reduction programme to significantly reduce central and regional SG&A (sales, general and administration) and supply chain costs. Over the 2008 to 2011 period, around 15 per cent of manufacturing sites around the world are expected to close. The Group is undertaking a process of targeted headcount reduction which is expected to result in a more appropriately staffed Group in the future.

On 10 October, 2007, Cadbury Schweppes announced a restructuring of Americas Beverages in order to create a more efficient organisation. This restructuring is expected to result in a reduction of approximately 470 employees.

PART IX

OPERATING AND FINANCIAL REVIEW OF THE GROUP

The following review should be read in conjunction with the Historical Financial Information of Cadbury Schweppes plc incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc” of this Prospectus. This review contains forward-looking statements that involve risks and uncertainties. The Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of such risks and uncertainties. Investors should read the section of this Prospectus headed “Forward-Looking Statements” in section 28 of Part XIII — “Additional Information” and Part II — “Risk Factors” for a discussion of risks and uncertainties related to these statements.

The following discussion of the Group’s financial condition and results of operations is based on the Historical Financial Information of Cadbury Schweppes plc. The financial information in this Part IX is (unless otherwise indicated) extracted, without material adjustment, from the Historical Financial Information of Cadbury Schweppes plc (including the re-presented comparative figures for FY 2005 set out in the audited consolidated financial statements of Cadbury Schweppes plc for FY 2006). Investors should read the whole Prospectus (and the information incorporated by reference into it) and not just rely on key or summarised information in this Part IX.

In 2005, Europe Beverages was classified as discontinued operations. In August 2006, the sale of the South African beverages business, Bromor Foods, was completed. As this disposal was part of the strategic decision to exit beverages outside the Americas and Australia, it was classified as discontinued operations in the FY 2006 audited consolidated financial statements. In order to show the FY 2005 figures on the same basis, the comparative figures for FY 2005 were re-presented in the FY 2006 audited consolidated financial statements to classify the South African beverages business as discontinued. As a result of this re-presentation, revenue in 2005 is shown in the FY 2006 audited consolidated financial statements as lower by £76 million and underlying profit from operations in 2005 is shown as lower by £8 million, in each case as compared to the corresponding figures in the FY 2005 audited consolidated financial statements.

Information incorporated by reference into this Prospectus in this Part IX has been made public and is available on the website www.cadburyschweppes.com.

1.	Business overview

1.1	Introduction

During the period covered by the Historical Financial Information of Cadbury Schweppes plc, the Group’s revenue was generated from the sale of branded confectionery products (chocolate, gum and candy) and the sale of branded carbonated and non-carbonated beverage products.

Further information on the business of the Group, and a description of the Confectionery Group’s strategy going forward, is set out in Part VII — “Information about the Group”.

1.2	The Demerger

The Group will comprise the Confectionery Group and the DPS Group until the Demerger Effective Time, following which it will comprise only the Confectionery Group. As the DPS Group will form part of the Group until the Demerger Effective Time, it is necessary for this Part IX to include information relating to the DPS Group.

Americas Beverages is classified as a continuing operation in the Group’s financial statements for FY 2005, FY 2006 and FY 2007.

The Historical Financial Information may not be representative of future results for the Group as a result of the Demerger.

Completion of the Demerger will result in the Cadbury plc Group having a Net Debt position of approximately £1.5 billion. The reduction of indebtedness will result in the Cadbury plc Group having an efficient balance sheet, while retaining sufficient flexibility to invest in its growth and efficiency initiatives.

As at 31 December, 2007, the Group had consolidated net assets of £4,173 million. An unaudited pro forma statement of the net assets of the Group is set out, for illustrative purposes only, in Part XI —

“Unaudited Pro Forma Financial Information” of this Prospectus. As shown in that statement, the illustrative unaudited consolidated net assets of the Group as at 31 December, 2007 and under IFRS, on a pro forma basis and adjusted to reflect the Scheme and the Demerger as if they had occurred at that date, would have been £3,018 million.

The one-off costs associated with the Demerger will have a dilutive effect on the Group’s earnings. With effect from the Demerger Effective Time, Americas Beverages will cease to be part of the Group and therefore Americas Beverages’ results will not be reflected in the continuing operations of Cadbury plc.

For the financial year ended 31 December, 2007, the Group made a profit before financing and taxation of £796 million. An unaudited pro forma income statement is set out, for illustrative purposes only, in Part XI — “Unaudited Pro Forma Financial Information” of this Prospectus. As shown in that statement, the illustrative unaudited profit of the Group before financing and taxation for the financial year ended 31 December, 2007 on a pro forma basis and adjusted to reflect the Scheme and the Demerger as if they had occurred on 1 January, 2007 would have been £310 million.

1.3	Regions

During the period covered by the Historical Financial Information of Cadbury Schweppes plc for FY 2005 and FY 2006, the Group’s business (excluding discontinued operations) was organised into the following four operating regions:

•	Americas Beverages;

•	Americas Confectionery;

•	Europe, Middle East and Africa (which included all of the Group’s confectionery businesses in Europe (including Russia), Africa and the Middle East); and

•	Asia Pacific.

The Historical Financial Information of Cadbury Schweppes plc for FY 2005 and FY 2006 contains a segmental analysis by region for each of these regions and the discussion incorporated by reference below includes an analysis of the financial condition and results of operations of the Group by each of the above regions.

With effect from 1 July, 2007, the Confectionery Group’s continuing business was reorganised into four operating regions. EMEA was split into two regions: Britain, Ireland, Middle East and Africa and Europe. Americas Confectionery (renamed Americas) and Asia Pacific were unchanged. These operating regions are described in more detail in Part VII — “Information about the Group”.

For the year ended 31 December, 2007, the Group reported its regional results on the basis of these operating regions plus Americas Beverages. In order to show the FY 2006 figures on the same basis, the comparative segmental analysis for FY 2006 was re-presented in the financial statements for FY 2007.

2.	Factors affecting the Group’s results of operations and financial condition

The following factors, in addition to general economic and market conditions and government policy, legislation or regulation, have had and are likely to continue to have a material effect on the Confectionery Group’s results of operations and financial condition. Investors should also read Part II — “Risk Factors” of this Prospectus for a discussion of the risks and uncertainties which the Confectionery Group’s business faces (including information on governmental, economic, fiscal, monetary or political policies which could materially affect, directly or indirectly, the Confectionery Group’s operations) and Part VII — “Information about the Group” of this Prospectus for information relating to industry trends, competition, seasonality, and consumers in relation to the Confectionery Group. Note 1 to the audited consolidated financial statements of Cadbury Schweppes plc for FY 2007, which is incorporated by reference into Part X — “Historical Financial Information for Cadbury Schweppes plc” of this Prospectus, also contains information on the nature of the Group’s operations.

Revenue is generated from the sale of branded confectionery products such as chocolate, gum and candy, and the sale of branded carbonated and non-carbonated beverage products. Cash is usually generated in line with revenue and there are no significant time lags. An analysis of the Group’s revenue is contained in Note 2 to the audited consolidated financial statements of Cadbury Schweppes plc for FY 2007, which is incorporated by reference into Part X — “Historical Financial Information for Cadbury Schweppes plc” of this Prospectus.

2.1	Raw materials and supplies

Direct trading costs consist mainly of raw materials, which for confectionery products are cocoa, milk, sugar and sweeteners, various types of nuts and fruit, and packaging. The raw materials included in beverages are mainly packaging, high fructose corn syrup, water and flavourings.

The Confectionery Group uses a wide range of raw materials in manufacturing its products, the main ones being cocoa beans, sugar and other sweeteners, dairy products (including milk), gum base and fruit and nuts.

The Group developed a Human Rights and Ethical Trading (HRET) policy in 2000 and has an ethical sourcing programme in place.

The prices of raw materials fluctuate from time to time. Sustained or rapid increases in these prices can adversely impact the Confectionery Group’s profitability. The Confectionery Group seeks to minimise the impact of price fluctuations and ensure security of supply by entering into forward agreements and long-term contracts wherever available.

The Confectionery Group imports cocoa beans from West Africa, primarily Ghana, and the Americas. West Africa accounts for approximately 70 per cent of world production. The Confectionery Group buys cocoa beans and cocoa butter from a range of suppliers, and tries to minimise the effect of cocoa price movements and secure its future requirements by entering into forward and future contracts.

The Confectionery Group purchases most of its sugar at prices essentially set by the European Union or maintained by various national governments through quotas and duties. Only a relatively small proportion is purchased at fluctuating world prices. The Confectionery Group has not experienced difficulty in obtaining adequate supplies of sugar for its operations, and does not anticipate any future difficulties, given the many available sources.

The Group is also impacted by fluctuations including energy prices. In some of the locations where the Group operates, the Group seeks to minimise the impact of fluctuations by entering into future and forward energy contracts.

A Memorandum of Understanding was signed with Barry Callebaut AG on 14 June, 2007 anticipating an increase in the outsourcing of cocoa products and chocolate production to Barry Callebaut, relating to liquor and liquid chocolate for the Group’s existing Polish sites. The outsourcing of these Polish volumes will increase the Group’s total outsourced liquid chocolate volume by around 15 per cent to over 20 per cent of the Group’s total needs and will result in Barry Callebaut supplying over a third of the Group’s outsourced liquid chocolate needs.

2.2	Cost of labour

The other major direct cost of the Confectionery Group’s business is labour. Fluctuations in the costs of labour result in a corresponding increase or decrease in the operating expenses of the Group.

2.3	Indirect operating expenses

Indirect operating costs include marketing, distribution, indirect labour, warehousing, sales force, innovation, IT and administrative costs.

2.4	“Vision into Action” plan

Details of the “Vision into Action” plan are set out in paragraph 3.3 of Part VII of this Prospectus — “Information on the Group”.

2.5	Acquisitions and disposals

Details of acquisitions made by the Group in FY 2005, FY 2006 and FY 2007 are set out in Note 31 to the consolidated financial statements of Cadbury Schweppes plc for FY 2005, FY 2006 and FY 2007.

Details of discontinued operations in FY 2005, FY 2006 and FY 2007 are set out in Note 32 to the consolidated financial statements of Cadbury Schweppes plc for FY 2005, FY 2006 and FY 2007.

Details of the Group’s policy on bolt-on acquisitions are set out in paragraph 3.3 of Part VII of this Prospectus — “Information on the Group”.

2.6	Currency

The Group’s debt and cash flows are largely denominated in foreign currencies. The Group’s debt will depend on future movements in foreign exchange rates, principally the US Dollar and the Euro. The Group does enter into foreign exchange contracts to hedge foreign currency cash flows to provide certainty to the exchange rates applying to foreign currency transactions.

Further details on the Group’s exposure to currency risk are contained in the section of Cadbury Schweppes plc’s Financial Review 2007 headed “Currency risk” on page 43 of Cadbury Schweppes plc’s Annual Report and Accounts 2007 which is incorporated into this Prospectus by reference.

3.	Critical accounting policies

The preparation of the Group’s financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses during the period. The Group’s significant accounting policies are presented in the notes to the Historical Financial Information of Cadbury Schweppes plc incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc”.

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flow, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are described under the section of Cadbury Schweppes plc’s Financial Review 2007 headed “Review of accounting policies” on pages 44 to 47 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2007, which is incorporated into this Prospectus by reference to those pages of that document.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results. The Group also has other policies that are considered key accounting policies, such as the policies for revenue recognition, cost capitalisation and cocoa accounting. However, these policies, which are discussed in the notes to the Historical Financial Information of Cadbury Schweppes plc incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc”, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgements that are difficult or subjective.

4.	The Group’s results of operations and financial condition

A discussion of the Group’s operating results and financial condition for the period covered by the Historical Financial Information of Cadbury Schweppes plc is incorporated into this Prospectus by reference to:

•	the sections of Cadbury Schweppes plc’s Operating and Financial Review 2005 headed “Overview” and “Operating review” on pages 58 to 70 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2005 (but excluding the paragraphs under the heading “Future trends” on pages 62 to 64 (inclusive) of that document);

•	the sections of Cadbury Schweppes plc’s Financial Review 2006 headed “Overview” and “Operating review” on pages 70 to 86 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2006 (but excluding the paragraphs under the heading “Future trends” and the paragraphs under the heading “2007 outlook”, in each case on page 75 of that document) and the Cadbury Schweppes plc Strategic Review 2006 on pages 8 to 17 (inclusive) of that document (but excluding the paragraphs under the headings “Outlook for 2007” and “Our new financial scorecard”, in each case on page 15 of that document); and

•	the sections of Cadbury Schweppes plc’s Financial Review 2007 headed “Overview” and “Operating review 2007 compared to 2006” on pages 25 to 39 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2007 (but excluding the paragraphs under the headings “Future trends”, and “2008 outlook”, in each case on page 31 of that document) and the Chief Executive’s review 2007 on pages 5 to 9 (inclusive) of that document (but excluding the paragraphs under the heading “Outlook“ on page 7 of that document).

Investors should note that statements regarding current circumstances and forward-looking statements made in the documents referred to above speak as at the date of the relevant document and therefore such statements do not necessarily remain up-to-date as at the date of this Prospectus.

5.	Capital resources and liquidity

A discussion of capital resources and liquidity for the period covered by the Historical Financial Information of Cadbury Schweppes plc is incorporated into this Prospectus by reference to:

•	the section of Cadbury Schweppes plc’s Operating and Financial Review 2005 headed “Capital structure and resources” on pages 70 to 74 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2005;

•	the section of Cadbury Schweppes plc’s Financial Review 2006 headed “Capital structure and resources” on pages 86 to 91 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2006; and

•	the section of Cadbury Schweppes plc’s Financial Review 2007 headed “Capital structure and resources” on pages 39 to 44 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2007.

An explanation of the terms “Free Cash Flow” and “Net Debt” is included in section 21.2 of Part XIII — “Additional Information”.

5.1	Overview

Cadbury Schweppes plc is and, with effect from the Scheme Effective Date, the Company will be, a holding company whose principal assets are its investments in its subsidiary undertakings. The capital resource and liquidity requirements of each subsidiary undertaking vary in the light of the business conducted by it.

As a holding company, the principal sources of funds of Cadbury Schweppes plc are and, with effect from the Scheme Effective Date, those of the Company will be, funds which may be raised from time to time from the issue of debt and equity securities and bank or other borrowings, as well as cash dividends received from subsidiary undertakings, money borrowed from subsidiary undertakings and management charges levied on subsidiary undertakings. The ability of the Company to pay dividends will be dependent on the availability of distributable reserves in each relevant subsidiary undertaking.

The Group continues to proactively manage its capital structure to maximise shareowner value, whilst maintaining flexibility to take advantage of opportunities which arise to grow the business. One element of the Group’s strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Group has sought, and been given, shareowners’ approval to buy back shares as and if appropriate. This authority has only been used once, in 1999. Additionally, many of the obligations under the Group’s share plans will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust rather than by newly issued shares.

While there are exchange control restrictions which affect the ability of certain of the Group’s subsidiary undertakings to transfer funds to the UK, the operations affected by such restrictions are not material to the Group’s business as a whole and the Directors do not believe that such restrictions have had or will have any material adverse impact on the Group’s business as a whole or its ability to meet its cash flow requirements.

The Group’s gearing is calculated as follows:

	FY 2007	FY 2006	FY 2005
	£m	£m	£m

Net Debt	3,219	2,909	3,900
Ordinary shareowners’ funds	4,162	3,688	3,008
Equity minority interests	11	8	27
Total equity	4,173	3,696	3,035

Gearing ratio %	77	79	129

Source: Unaudited financial information on page 40 of Cadbury Schweppes plc’s Annual Report and Accounts 2007 and page 86 of Cadbury Schweppes plc’s Annual Report and Accounts 2006

The Group defines Net Debt as the total borrowings of the business, including both short-term and long-term bank loans, bonds and finance leases, after offsetting the cash and cash equivalents held by the business and short-term investments (see section 21.2(C) of Part XIII — “Additional Information”).

At the end of FY 2007, 54 per cent of the Group’s net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in the Group’s seasonal borrowing cycle. Reduced profit from operations together with a reduced interest charge resulted in the Group’s interest cover increasing to 5.1 times operating profit (including associates) in 2007 from 5.0 times in 2006.

The table below sets out the interest cover provided from profit from operations including associates.

Total operating profit including associates/Net interest charge

	2007	2006
	£m	£m

Profit from Operations	788	909
Share of result in associates	8	(16)

Total operating profit including associates	796	893
Investment revenue	(55)	(48)
Post retirement employee benefits	29	25

Interest on bank deposits	(26)	(23)
Finance costs	181	203

Net interest charge	155	180

Interest cover	5.1	5.0

On an underlying basis, interest cover decreased from 6.2 times underlying operating profit in 2006 to 6.1 times in 2007. The table below sets out the underlying interest cover provided from underlying profit from operations including associates.

Total underlying operating profit including associates/Net underlying interest charge

	2007	2006
	£m	£m

Underlying Profit from Operations	1050	1073
Underlying share of result in associates	8	7

Total operating profit including associates	1058	1080
Investment revenue	(55)	(48)
Post retirement employee benefits	29	25

Interest on bank deposits	(26)	(23)
Finance costs	181	203
IAS 39 adjustment	17	(6)

Net underlying interest charge	172	174

Underlying interest cover	6.1	6.2

At 31 December, 2007, the Group had undrawn committed borrowing facilities of £1,347 million. This relates to a revolving credit facility of £1 billion which was partially drawn, maturing in 2010 and an additional revolving credit facility of £800 million maturing in 2008 which is undrawn. The interest rates payable on these facilities are LIBOR plus 0.225 per cent to 0.375 per cent and LIBOR plus 0.175 per cent respectively per annum. Both facilities are subject to customary covenants and events of default.

5.2	Borrowings

At the end of FY 2007, the total gross short-term and long-term borrowings were £3,714 million compared with £3,304 million at the end of FY 2006. Cash and cash equivalents increased to £493 million at the end of 2007 compared to £269 million at the end of 2006. Net borrowings increased to £3,219 million at the end of 2007, from £2,909 million at the end of 2006. The increase was driven primarily by exchange and the acquisitions of Intergum, Kandia-Excelent and Sansei Foods Co. Ltd. At the end of 2007, £1,120 million of gross debt was due after one year, however, 22 per cent of the £2,518 million of debt due within one year was supported by undrawn committed facilities of £547 million maturing after more than one year.

In 2008, the net debt structure of the Group is likely to undergo considerable change following the Demerger, with the future capital structure of the Group influencing the average interest rate on net debt. The Group’s debt is largely denominated in foreign currencies. The Group’s debt will depend on future movements in foreign exchange rates, principally the US Dollar and the Euro.

Note 27 (Borrowings) to the audited consolidated financial statements of Cadbury Schweppes for FY 2007 contains further details on the Group’s borrowings. The Group’s long-term credit rating remained unchanged during FY 2007 at BBB.

5.3	Contractual obligations

As at the end of FY 2007, the Group had contractual obligations of £4,913 million, including bank loans and overdrafts, estimated interest rate payments (on both borrowings and interest rate swaps)*, finance leases, other borrowings, operating leases, purchase obligations and other non-current liabilities†.

Cadbury Schweppes plc has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group balance sheet at 31 December, 2007 being £3,470 million (2006: £3,520 million). In addition certain of its subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December, 2007 was £2,017 million (2006: £2,658 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £7 million (2006: £14 million).

Further details of the nature and amount of the Group’s contractual obligations as at 31 December, 2007 are incorporated into this Prospectus by reference to the tables in Cadbury Schweppes plc’s Financial Review 2007 headed “Contractual obligations” on pages 40 and 41 of Cadbury Schweppes plc’s Annual Report and Accounts 2007 and the three paragraphs following the tables on page 41.

5.4	Cash Flows

(A)	Free Cash Flow

The Group defines Free Cash Flow as the amount of cash generated by the business after meeting all its obligations for interest and tax and after all capital investment (see section 21.2(B) of Part XIII — “Additional Information”).

In 2007, the Group generated Free Cash Flow of £527 million, an increase of £55 million compared to 2006 when Free Cash Flow was £472 million. The Free Cash Flow has benefited from the termination settlement from Glacéau, improved working capital and decreases in net payments of interest and tax which more than offset increased capital expenditure.

Net cash flow from operating activities as shown in the cash flow statement in the consolidated audited financial statements of Cadbury Schweppes for FY 2007 was £812 million (2006: £620 million).

An explanation of the sources and amounts of the increase in net cash from operating activities is contained in Note 35 to the consolidated financial statements of Cadbury Schweppes plc for FY 2007 incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc”. A reconciliation of net cash from operating activities to Free Cash Flow is contained in section 21.2(B) of Part XIII — “Additional Information”.

(B)	Cash flows on acquisitions and disposals

The net cash outflow in 2007 on acquisitions and disposals was £320 million. This principally comprised the acquisitions of Intergum, Sansei Foods Co. Ltd, Kandia-Excelent and South East Atlantic Beverages offset by disposal proceeds.

The net cash inflow in 2006 on acquisitions and disposals was £898 million. This comprised £1,295 million of proceeds from disposals offset by acquisitions of £375 million, principally the purchase of the remaining 55 per cent of the share capital of DPSUBG for £201 million.

Net cash flow before financing in 2007 was £245 million (2006: £1,142 million).

*  Estimated future interest rate payments on borrowings are based on the applicable fixed and floating rates of interest as at 31 December, 2007 for all borrowings or interest rate swap liabilities and assuming that all borrowings and swaps in existence at 31 December, 2007 will be held to maturity and are on a constant currency basis.
†  Other non-current liabilities comprise trade and other payables, tax payable and long-term provisions (but do not include deferred tax liabilities).

(C)	Financing cash flows

The net cash inflow from financing during 2007 was £14 million. This included payment of dividends of £311 million to shareowners and the receipt of £56 million from the issue of ordinary shares due to the exercise of options. In the year, net drawdown of borrowings was £304 million.

The net cash outflow from financing during 2006 was £1,212 million. This included payment of dividends of £272 million to shareowners. In the year, net repayments of borrowings were £949 million.

Cadbury Schweppes has not been subject to, nor does the Board believe it will be subject to in the foreseeable future, any material legal or economic restrictions on the ability of its subsidiaries to transfer funds to allow the Group to meet its cash obligations.

(D)	Net cash

Cash and cash equivalents (net of overdrafts) increased during 2007 by £263 million to £449 million from £186 million at 31 December, 2006 due to timing of cash receipts. Cash is invested predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.

Further details on the Group’s cash flows are incorporated into this Prospectus by reference to the section of Cadbury Schweppes plc’s Financial Review 2007 headed “Cash Flows” on pages 41 to 42 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2007.

5.5	Capital expenditure

Capital expenditure in 2007 was £409 million (2006: £384 million), an increase of 7 per cent over the level of expenditure in 2006. Key areas of capital expenditure increase related to investment in the production capacity and facilities of the Group, in particular chocolate production in the UK and gum capacity in Europe. All these projects were funded from internal resources.

For 2008, the Group expects capital spend to be 5.5 per cent of revenue on an ongoing basis and an additional 2 per cent of revenue incurred as part of the Vision into Action programme. At 31 December, 2007 the Group had capital commitments of £16 million. The Group expects to continue to fund this from internal resources.

6.	Research and Development

The tables in Note 6 to the consolidated financial statements of Cadbury Schweppes plc for FY 2005, 2006 and 2007 on pages 106, 123 and 97 of the Cadbury Schweppes plc Annual Reports 2005, 2006 and 2007 respectively, each incorporated by reference into Part X of this Prospectus — “Historical Financial Information for Cadbury Schweppes plc”, show the amount charged to research and product development by the Group in FY 2005, 2006 and 2007 respectively.

Details of the Group’s Science & Technology Function are set out in section 3.6(B) of Part VII — “Information about the Group”.

Further details of the Group’s research and development policies are incorporated into this Prospectus by reference to the section of Cadbury Schweppes plc’s Description of Business 2005 headed “Science and Technology” on page 15 of Cadbury Schweppes plc’s Annual Report and Accounts 2005, the section of Cadbury Schweppes plc’s Description of Business 2006 headed “Science and Technology” on page 30 of Cadbury Schweppes plc’s Annual Report and Accounts 2006 and the paragraph of Cadbury Schweppes plc’s Description of Business 2007 headed “Science and Technology” on page 20 of Cadbury Schweppes plc’s Annual Report and Accounts 2007.

7.	Capitalisation and indebtedness

The following tables show the capitalisation and indebtedness of Cadbury Schweppes plc (on an IFRS basis) as at 31 December, 2007. The financial information relating to Cadbury Schweppes plc has been extracted without material adjustment from the consolidated audited financial statements for FY 2007, prepared in accordance with IFRS and incorporated into Part X — “Historical Financial Information for Cadbury Schweppes plc” of this Prospectus by reference.

Total Equity		2007	Total Indebtedness		2007
	£m	£m		£m	£m

Share capital	264		Guaranteed	2,368
Share premium	1,225		Unguaranteed	215

Reserves	2,673		Total current debt*		2,583

Shareholder funds		4,162	Guaranteed	1,102
Minority interest		11	Unguaranteed	29

			Total non-current debt		1,131

Total Equity		4,173	Total indebtedness		3,714

Reserves
Capital redemption reserve		90
Hedging and translation reserve		(139)
Acquisition revaluation reserve		45
Retained profits		2,677

		2,673

*	£4m of total current debt is secured.

The information provided is from the audited financial statements for year ended 31 December, 2007. There have been no material changes since these statements were published.

As at 31 December, 2007, Cadbury Schweppes plc had no indirect indebtedness and contingent liabilities as at 31 December, 2007 were £5,494 million. An analysis of the guarantees given by the Group is set out in section 5.3 above. Secured loans are mostly secured by plant and machinery.

The following table shows the net financial indebtedness of Cadbury Schweppes plc (on an IFRS basis) as at 31 December, 2007. The financial information relating to Cadbury Schweppes plc has been extracted without material adjustment from the consolidated audited financial results of Cadbury Schweppes plc for FY 2007, prepared in accordance with IFRS and incorporated into Part X — “Historical Financial Information for Cadbury Schweppes plc” of this Prospectus by reference.

Net Financial Indebtedness	£m	£m	£m

Cash at bank and in hand	(493)
Short-term bank deposits	(2)

Total cash and cash equivalents		(495)
Current bank debt	721
Current portion of non-current debt*	538
Other current financial debt	1,324

Current Financial debt		2,583

Net Current Financial Indebtedness			2,088
Non-current bank loans		93
Bonds issued		1,018
Other non-current loans		20

			1,131

Net Financial Indebtedness			3,219

*	This is the amount due within one year on a loan that extends beyond one year.

8.	Treasury risk management

Details of the Group’s treasury risk management policies (which continue to be applied as at the date of this Prospectus) are incorporated into this Prospectus by reference to the section of Cadbury Schweppes plc’s Financial Review 2007 headed “Treasury risk management policies” on pages 42 to 44 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2007.

9.	Current trading, trends and prospects

Current trading

Overall, the Group had a strong performance in 2007 and, in the case of Confectionery, an exceptional year. Both Confectionery and Americas Beverages benefited from the improvements made in recent years, strategically and commercially. The resilience of the businesses in the face of a deteriorating economic backdrop and sharply rising commodity costs was also evident.

At the Group level, revenues were £8.0 billion, an increase of 11 per cent and underlying profit was ahead 4 per cent, at constant exchange rates. Group underlying operating margins fell by 120 basis points, mainly due to the impact of beverage acquisitions. Underlying earnings per share at 30.2 pence were ahead 2 per cent at constant currency.

Confectionery delivered record revenue growth of 7 per cent for the base business, driven primarily by double-digit growth in gum and emerging markets and a successful year for Cadbury Dairy Milk. Despite the challenging cost environment, Confectionery improved its underlying operating margins before the impact of business improvement costs and foreign exchange rates by 30 basis points as a result of better operating leverage and a tight focus on cost control.

Americas Beverages has benefited from improvements made in recent years, strategically and commercially. The business performed well in challenging CSD markets with base business revenues up by 4 per cent. US CSD market share rose by 40 basis points despite the fact that the business was cycling a year of significant innovation activity. Commodity costs were more than offset through price increases and cost control, but margins fell 340 basis points due to the consolidation of lower margin bottling businesses and the losses arising from the launch of Accelerade, a sports drink.

Trends

Since that time, there have been no material changes to the current trading or outlook for the Group and the following is an overview of the most recent developments.

Confectionery has had a strong start to the year in all regions, partly due to an earlier Easter but also due to continued momentum in gum. Americas Beverages revenue growth is in line with expectations. Both the Confectionery and the Americas Beverages businesses have implemented price increases in certain product categories and markets in order to offset the rising trend in commodity input costs through 2007. The Board remains confident in the prospects for both businesses despite the more uncertain economic times.

Prospects

In relation to the outlook for 2008, although economic conditions remain uncertain, the Directors take confidence from the fact that they have created strong foundations for the business and that the business operates in economically resilient categories.

In 2008, Americas Beverages will continue to benefit from its focus on core advantaged brands and superior route to market capability. Americas Beverages aims largely to cover the expected margin headwinds through restructuring and other benefits. However, taking into account the full year’s dilution from lower margin bottling acquisitions, reported margins are likely to be modestly lower year on year, with the profits weighted toward the second half.

In Confectionery, strong revenue momentum is expected. Good operating leverage, particularly in gum, the initiatives in place to deliver savings, early progress on a turnaround in China, Nigeria and Russia and a robust approach to pricing should enable the Group to deliver meaningful confectionery margin progression in 2008.

10.	Dividend policy

The Confectionery Group intends to target a dividend payout ratio in the medium term of 40 to 50 per cent of earnings. In the shorter term, it intends to pursue a progressive dividend policy reflecting its confidence in the ‘Vision into Action’ plan and the earnings potential of the business.

PART X

HISTORICAL FINANCIAL INFORMATION FOR CADBURY SCHWEPPES PLC

The audited consolidated financial statements (including relevant accounting policies and notes) of Cadbury Schweppes plc for FY 2005, FY 2006 (including the comparative figures for FY 2005) and FY 2007 (including the comparative figures for FY 2006) and each auditors’ report thereon, are incorporated into this Prospectus by reference to:

•	pages 86 to 162 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2005;

•	pages 102 to 171 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2006; and

•	pages 76 to 137 of Cadbury Schweppes plc’s Annual Report and Accounts 2007.

A discussion of the Group’s accounting policies for the period covered by the Historical Financial Information of Cadbury Schweppes plc is incorporated into this Prospectus by reference to the section entitled “Review of accounting policies” in:

•	the Operating and Financial Review on pages 74 to 77 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2005;

•	the Financial Review on pages 91 to 93 of Cadbury Schweppes plc’s Annual Report and Accounts 2006; and

•	the Financial Review on pages 44 to 47 of Cadbury Schweppes plc’s Annual Report and Accounts 2007.

All the above information is available on the website www.cadburyschweppes.com.

The consolidated financial statements for FY 2005, FY 2006 (including the re-presented comparative figures for FY 2005) and FY 2007 (including the re-presented comparative figures for FY 2006) were prepared in accordance with IFRS. The financial statements for FY 2005 also contain information about Cadbury Schweppes plc’s first time adoption of IFRS, an explanation of Cadbury Schweppes plc’s transition to IFRS and a reconciliation of the financial information for FY 2004 prepared in accordance with UK GAAP to financial information for FY 2004 prepared in accordance with IFRS.

The consolidated financial statements for FY 2005, FY 2006 and FY 2007 were audited and the audit report for each year was unqualified.

In 2005, Europe Beverages was classified as discontinued operations. In August 2006, the sale of the South African beverages business, Bromor Foods, was completed. As this disposal was part of the strategic decision to exit beverages outside the Americas and Australia, it was classified as discontinued operations in the FY 2006 audited consolidated financial statements. In order to show the FY 2005 figures on the same basis, the comparative figures for FY 2005 were re-presented in the FY 2006 audited consolidated financial statements to classify the South African beverages business as discontinued. As a result of this re-presentation, revenue in 2005 is shown in the FY 2006 audited consolidated financial statements as lower by £76 million and underlying profit from operations in 2005 is shown as lower by £8 million, in each case as compared to the corresponding figures in the FY 2005 audited consolidated financial statements.

With effect from 1 July, 2007, the Confectionery Group’s business was reorganised into four operating regions. The Confectionery Group’s four regions are: Britain, Ireland, Middle East and Africa (BIMA); Europe; Americas; and Asia Pacific. For the year ended 31 December, 2007, the Group reported its regional results on the basis of these operating regions plus Americas Beverages. In order to show the FY 2006 figures on the same basis, the comparative segmental analysis for FY 2006 was re-presented in the financial statements for FY 2007.

PART XI

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma income statement and pro forma statement of net assets (the “Pro forma financial information”) has been prepared for illustrative purposes only in order to show the effect of the Scheme and the Demerger on the combined net assets of the Group as if the Scheme and the Demerger had occurred on 31 December, 2007 and on profit and losses as if the Scheme and Demerger had occurred on 1 January, 2007. Due to its nature, this pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results.

The Pro forma financial information has been prepared in accordance with IFRS and has been compiled from the Historical Financial Information, adjusted as described in the notes below.

SECTION A — UNAUDITED PRO FORMA FINANCIAL INFORMATION

Cadbury plc Group — Pro Forma Income Statement+

		Adjustments
	Cadbury
	Schweppes	Americas	Cadbury plc
for the year ended 31 December, 2007	Group(1)	Beverages(2)	Group
	£m	£m	£m

Revenue	7,971	2,878	5,093
Cost of sales	(4,044)	(1,302)	(2,742)

Gross profit	3,927	1,576	2,351
Administrative expenses	(2,877)	(1,023)	(1,854)

Underlying profit from operations	1,050	553	497
Restructuring	(200)	(35)	(165)
Amortisation/Impairment	(42)	(24)	(18)
Non-trading items	(38)	(40)	2
Contract termination gain	31	31	—
IAS 39 Adjustment	(13)	1	(14)

Profit from operations	788	486	302
Share of result in associates	8	—	8

Profit before financing and taxation	796	486	310

+ For the year ended 31 December, 2007, Cadbury Schweppes plc did not allocate its interest-bearing debt between the different businesses within the Group. Historically, Americas Beverages has been part of the Group tax and financing arrangements. It is not possible to provide a meaningful allocation of interest and tax costs which would have been incurred by Americas Beverages if it had operated as a stand-alone statutory entity. Therefore, the trading financial information above has only been prepared to the profit before financing and taxation level.

Note that the pro forma statement takes no account of trading or other transactions since 31 December, 2007.

(1)	This column has been extracted without material adjustment from the audited full year results of the Cadbury Schweppes Group for the financial year ended 31 December, 2007.

(2)	This column has been included to remove the trading of Americas Beverages as if the Demerger took place on 1 January, 2007. The income statement of Americas Beverages for the financial year ended 31 December, 2007 has been extracted without material adjustment from the financial information on Americas Beverages set out in Part V of the Circular which is incorporated by reference into this Prospectus (together with the related definitions contained in Part XV of the Circular).

Cadbury plc Group — Pro Forma Statement of Net Assets

		Adjustments
	Cadbury		Settlement of	Costs of
	Schweppes	Americas	Inter-company	Scheme and	Cadbury plc
as at 31 December, 2007	Group(1)	Beverages(2)	Balances(3)	Demerger(4)	Group(5)
	£m	£m	£m	£m	£m

ASSETS
Non-current Assets
Goodwill	2,805	(866)	—	—	1,939
Brand intangible assets	3,378	(2,057)	—	—	1,321
Other intangible assets (software)	149	(21)	—	—	128
Property, plant & equipment	1,904	(421)	—	—	1,483
Investments in associates	32	(7)	—	—	25
Deferred tax assets	124	(52)	—	—	72
Retirement benefit assets	223	—	—	—	223
Trade and other receivables	50	(44)	—	—	6
Other investments	2	(1)	—	—	1

	8,667	(3,469)	—	—	5,198
Current Assets
Inventories	821	(178)	—	—	643
Short-term investments	2	—	—	—	2
Trade and other receivables	1,197	(337)	—	—	860
Amounts due from other Group companies	—	(9)	9	—	—
Loans due from other Group companies	—	(768)	768	—	—
Tax recoverable	41	(6)	—	—	35
Cash and cash equivalents	493	(34)	—	—	459
Derivative financial instruments	46	—	—	—	46

	2,600	(1,332)	777	—	2,045
Assets held for sale	71	(1)	—	—	70

TOTAL ASSETS	11,338	(4,802)	777	—	7,313

LIABILITIES
Current Liabilities
Trade and other payables	(1,701)	370	—	10	(1,321)
Amounts due to other Group companies	—	56	(56)	—	—
Loans due to other Group companies	—	2,558	(2,558)	—	—
Tax payable	(197)	17	—	(7)	(187)
Short-term borrowings and overdrafts	(2,562)	29	1,837	(211)	(907)
Short-term provisions	(111)	16	—	—	(95)
Obligations under finance leases	(21)	—	—	—	(21)
Derivative financial instruments	(22)	—	—	—	(22)

	(4,614)	3,046	(777)	(208)	(2,553)
Non-current Liabilities
Trade and other payables	(37)	4	—	—	(33)
Borrowings	(1,120)	—	—	—	(1,120)
Retirement benefit obligations	(143)	38	—	—	(105)
Tax payable	(16)	6	—	—	(10)
Deferred tax liabilities	(1,145)	748	—	—	(397)
Long-term provisions	(61)	4	—	—	(57)
Obligations under finance leases	(11)	9	—	—	(2)

	(2,533)	809	—	—	(1,724)

Liabilities associated with assets held for sale	(18)	—	—	—	(18)

TOTAL LIABILITIES	(7,165)	3,855	(777)	(208)	(4,295)

NET ASSETS	4,173	(947)	—	(208)	3,018

(1)	This column has been extracted without material adjustment from the audited full year results of the Group for the financial year ended 31 December, 2007.

(2)	This column has been included to remove the balance sheet of Americas Beverages as if the Demerger took place on 31 December, 2007. It has been extracted without material adjustment from the financial information on Americas Beverages set out in Part V of the Circular which is incorporated by reference into this Prospectus (together with the related definitions contained in Part XV of the Circular).

(3)	This column represents the settlement of inter-company balances between the Confectionery Group and Americas Beverages, which would previously have eliminated on consolidation. This is to reflect the fact that balances between the Confectionery Group and Americas Beverages will be settled either prior to or immediately after the Demerger. The amounts have been extracted without material adjustment from the consolidation schedules that underlie the consolidated audited financial statements of Cadbury Schweppes plc for FY 2007. Actual value of settlement will depend on values at the time of Demerger.

(4)	This column represents an estimate of the costs of the Scheme and the Demerger to be borne by the Group since 31 December, 2007 including anticipated transaction-related costs in connection with the facilities entered into by the DPS Group, details of which are summarised in section 16.9 of Part XIII — “Additional Information”. Approximately £45 million of costs were incurred in the year ended 31 December, 2007, of which £10 million remained unpaid as at 31 December, 2007.

(5)	The actual balance sheet immediately after the Demerger will be different from that shown above owing to activity between 31 December, 2007 and the Demerger including the impact of certain intra-group reorganisations necessary to effect the Demerger. Notably, the Group will have a Net Debt position of approximately £1.65 billion (after payment of the Cadbury Schweppes final dividend of 10.5 pence per Cadbury Schweppes Ordinary Share).

Note that the pro forma statement takes no account of trading or other transactions since 31 December, 2007, save as set out in column (4).

SECTION B — ACCOUNTANTS’ REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

Report on Pro forma financial information (in accordance with Annex II item 7 of the Prospectus Directive Regulation (as defined below))

The Board of Directors
on behalf of Cadbury plc
25 Berkeley Square
London
W1J 6HB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Our Ref: JA/JT/STRAND9

19 March, 2008

Dear Sirs,

Cadbury plc (the “Company”)

We report on the pro forma financial information (the “Pro forma financial information”) set out in Part XI of the prospectus dated 19 March, 2008 (the “Prospectus”), which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the proposed scheme of arrangement and demerger of the Americas Beverages business might have affected the financial information presented on the basis of the accounting policies to be adopted by the Company in preparing the consolidated financial statements for the period ending 31 December, 2008. This report is required by Annex I item 20.2 of Commission Regulation (EC) No 809/2004 (the “Prospectus Directive Regulation”) and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, in accordance with Annex I item 20.2 of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you in accordance with Annex II item 7 of the Prospectus Directive Regulation.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company to be adopted in preparing the consolidated financial statements for the year ending 31 December 2008.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a)	the Pro forma financial information has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company to be adopted in preparing the consolidated financial statements for the year ending 31 December 2008.

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Directive Regulation.

Yours faithfully

Deloitte & Touche LLP

Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu (“DTT”), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other’s acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

PART XII

TAXATION CONSIDERATIONS

1.	United Kingdom Taxation

The following comments are intended as a general guide and are based on current United Kingdom legislation and published HMRC practice as at the date of this Prospectus, both of which are subject to change at any time, possibly with retrospective effect. Except where the position of non-United Kingdom resident shareholders is expressly referred to, these comments deal only with the position of shareholders who are resident or, in the case of individuals, domiciled and resident or ordinarily resident in (and only in) the United Kingdom for tax purposes, who are the absolute beneficial owners of their shares and who hold their shares as an investment (and not as securities to be realised in the course of a trade). They do not deal with the position of certain classes of shareholders, such as dealers in securities, broker-dealers, insurance companies, collective investment schemes and persons who have acquired (or are deemed for tax purposes to have acquired) their shares by reason of an office or employment.

Shareholders who are in any doubt as to their taxation position or who are resident or domiciled in or subject to tax in a jurisdiction other than the United Kingdom should consult their own professional advisers immediately.

Taxation of chargeable gains

Cancellation of Cadbury Schweppes Ordinary Shares and receipt of Ordinary Shares and Beverages Shares pursuant to the Scheme

Shareholders should not be treated as making a disposal or part disposal of their Cadbury Schweppes Ordinary Shares as a result of receiving Ordinary Shares and Beverages Shares in exchange for Cadbury Schweppes Ordinary Shares pursuant to the Scheme, and so no chargeable gain or allowable loss should arise. Ordinary Shares and Beverages Shares should be treated as the same asset, and having been acquired at the same time and for the same consideration, as those Cadbury Schweppes Ordinary Shares from which they are derived.

Issue of DPS Shares pursuant to the Cadbury Reduction of Capital

Shareholders should not be treated as making a disposal or part disposal of their Beverages Shares as a result of receiving DPS Shares in exchange for Beverages Shares pursuant to the Cadbury Reduction of Capital, and so no chargeable gain or allowable loss should arise. DPS Shares should be treated as the same asset, and having been acquired at the same time and for the same consideration, as those Beverages Shares from which they are derived.

Combined effect of the Proposals

In summary, the Ordinary Shares and the DPS Shares that will be held by a shareholder following the Demerger should be treated as the same asset, and having been acquired at the same time and for the same consideration, as Cadbury Schweppes Ordinary Shares.

Accordingly, following the Demerger, a shareholder’s original base cost in their Cadbury Schweppes Ordinary Shares should be apportioned between their Ordinary Shares and their DPS Shares by reference to the market quotations of Ordinary Shares and DPS Shares on the first day of dealings in DPS Shares.

Section 138 Taxation of Chargeable Gains Act 1992

For a shareholder who, alone or together with persons connected with him, holds more than 5 per cent of, or any class of, shares in or debentures of Cadbury Schweppes, it is a condition for the treatment described in the paragraphs immediately above that the Proposals are being effected for bona fide commercial reasons and do not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is an avoidance of liability to UK corporation tax or capital gains tax. Shareholders are advised that clearance under section 138 of the Taxation of Chargeable Gains Act 1992 has been obtained from HMRC that it is satisfied that this condition has been met.

Fractional entitlements

A shareholder who receives cash in lieu of a fractional share of Ordinary Shares or DPS Shares will normally be treated as having (i) received that fractional share and then (ii) sold the fractional share for cash, thereby making a part disposal of his holding of Ordinary Shares or DPS Shares, as the case may be. This may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of UK taxation on chargeable gains.

However, as the amount of cash received should be “small” as compared to the value of his holding of Ordinary Shares or DPS Shares, as the case may be, a shareholder may, under current practice of HMRC, treat the cash received as a deduction from the base cost of the shareholder’s holding of Ordinary Shares or DPS Shares, as the case may be, rather than as a part disposal of such holding. HMRC considers the amount of cash received to be “small” when such amount is 5 per cent or less of the value of such holding or is less than £3,000.

Transactions in securities

In certain circumstances, section 703 of the Income and Corporation Taxes Act 1988 (“ICTA 1988”) and Chapter 1 Part 13 of the Income Tax Act 2007 (“ITA 2007”) may apply where a person obtains a tax advantage as a consequence of a “transaction in securities”. Clearance has been obtained from HMRC under section 707 ICTA 1988 and section 701 ITA 2007 confirming that no notice under section 703 ICTA 1988 or section 702 ITA 2007 respectively will be served in respect of the Proposals such that these provisions will not apply to shareholders.

Subsequent disposal of Ordinary Shares or DPS Shares

A subsequent disposal or deemed disposal of Ordinary Shares or DPS Shares by a shareholder who is resident or, in the case of individuals, ordinarily resident in the UK for tax purposes may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of UK taxation on chargeable gains.

Reference should also be made to “Taxation of Chargeable Gains — United Kingdom Holders” and “United States Information Reporting and Backup Withholding — United Kingdom Holders” in section 2 (US Taxation) below.

US resident shareholders and non-UK resident shareholders

A shareholder who is resident in the United States for tax purposes will incur no UK tax upon the receipt of Ordinary Shares, Beverages Shares, Cadbury plc ADRs or DPS Shares (including cash received in lieu of a fractional share of Ordinary Shares or DPS Shares, if such shareholder is neither resident nor, in the case of individuals, ordinarily resident in the UK for tax purposes and does not carry on a trade, profession or vocation in the UK through a branch or agency or, in the case of a company, a permanent establishment where such shares have been used, held or acquired for the purpose of such branch, agency or permanent establishment).

A shareholder who is neither resident nor, in the case of individuals, ordinarily resident in the UK for tax purposes will not be liable for UK tax on chargeable gains on a subsequent disposal or deemed disposal of Ordinary Shares or DPS Shares unless the shareholder carries on a trade, profession or vocation in the UK through a branch or agency or, in the case of a company, a permanent establishment and the Ordinary Shares or DPS Shares, as the case may be, have been used, held or acquired for the purpose of such branch, agency or permanent establishment.

Taxation of dividends

Taxation of dividends on Ordinary Shares

The Company is not required to withhold tax at source from dividend payments it makes on Ordinary Shares.

A shareholder who is an individual resident in the UK for tax purposes and who receives a dividend from the Company on the Ordinary Shares will generally be entitled to a tax credit. The shareholder will be taxed upon the aggregate of the net dividend and the tax credit (the “Gross Dividend”). The value of the tax credit is currently equal to one-ninth of the amount of the net dividend (or 10 per cent of the Gross Dividend). The Gross Dividend, together with certain other investment income, will be regarded as the top slice of the shareholder’s income, and will be subject to UK income tax as set out below. The tax credit will be available to set against such shareholder’s liability (if any) to income tax on the Gross Dividend.

UK resident individual shareholders who are not higher rate taxpayers will be liable to tax on a dividend received on the Ordinary Shares at the rate of 10 per cent of the Gross Dividend. This means that the tax credit will satisfy in full the income tax liability of a UK resident individual shareholder of Ordinary Shares.

In the case of a UK resident individual shareholder who is liable to income tax at the higher rate on dividends (currently 32.5 per cent), the tax credit will be set against, but will not fully match, their income tax liability in respect of the Gross Dividend and, accordingly, they will be liable for additional tax of 22.5 per cent of the Gross Dividend (equal to 25 per cent of the net dividend) to the extent that the Gross Dividend falls above the threshold for higher rate income tax.

There will be no repayment of the tax credit (or any part of it) attaching to dividends paid by the Company on Ordinary Shares to an individual who is resident in the UK for tax purposes.

A UK resident corporate shareholder will not normally be liable to corporation tax in respect of any dividend paid by the Company on the Ordinary Shares. Such corporate shareholders will not be able to claim repayment of the tax credit attaching to such dividend.

Subject to the provisions of any double tax agreement between the UK and their country of residence, a shareholder who is not resident in the UK for tax purposes will not generally be entitled to claim repayment of the tax credit attaching to any dividend paid by the Company on the Ordinary Shares. Persons who are not resident in the UK should consult their own professional advisers as to whether they are entitled to claim any part of the tax credit, the procedure for doing so and what relief for credit may be claimed in the jurisdiction in which they are resident for tax purposes in respect of such tax credit. A shareholder resident (or otherwise subject to tax) outside the UK may also be subject to local taxation on dividend income under the law of that other jurisdiction.

Taxation of dividends on DPS Shares

No amounts in respect of UK tax will be withheld at source from any dividend payments on DPS Shares made to shareholders.

Shareholders who are resident in the UK for tax purposes will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid on DPS Shares, rather than on the amount actually received net of any US withholding tax. Dividends received by such shareholders who are within the charge to corporation tax will be taxed at the prevailing UK corporation tax rate. An individual will generally be chargeable to income tax on dividends paid on DPS Shares at the dividend ordinary rate (currently 10 per cent) or, to the extent that the amount of the gross dividend when treated as the top slice of his or her income exceeds the threshold for higher rate tax, at the dividend upper rate (currently 32.5 per cent).

Credit will generally be available for US tax required to be deducted or withheld from the dividends paid on DPS Shares against UK income tax or corporation tax to which the holder of DPS Shares is liable, broadly limited to the amount of such tax attributable to the dividends. As a result, individual shareholders who are chargeable to UK income tax at the dividend ordinary rate on the whole of such dividends and who claim such credit through their tax return should have no further tax to pay in respect of those dividends. Individual shareholders who are chargeable to UK income tax on all or any portion of the dividends at the dividend upper rate and who claim that credit through their tax return should be able to offset the amount of the available credit against their income tax liability. Shareholders who are chargeable to UK corporation tax on the dividends and who claim that credit should generally be able to offset the amount of the available credit against their corporation tax liability.

Shareholders should be aware that the UK Government has announced that the taxation of UK resident individuals owning shares in non-UK resident companies will change from 6 April, 2008. In particular, the non-repayable one-ninth dividend tax credit that is currently available in respect of UK dividends will be extended to dividends from non-UK resident companies, subject to certain conditions which are yet to be finalised.

Shareholders who are companies should also be aware that the UK government is presently consulting on changes to the tax regime for foreign dividends.

Reference should also be made to “Taxation of Dividends — United Kingdom Holders” in section 2 (US Taxation) below.

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or SDRT should be payable by shareholders as a result of the cancellation of Cadbury Schweppes Ordinary Shares and the issue of Ordinary Shares and Beverages Shares under the Scheme or as a result of the issue of DPS Shares under the Cadbury Reduction of Capital.

Where Ordinary Shares are issued or transferred: (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer to such persons) or SDRT may be payable at the higher rate of 1.5 per cent of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares or, in the case of an issue to such persons, the issue price of the Ordinary Shares (rounded up to the nearest £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will in practice generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, under certain circumstances, for the normal rate of stamp duty or SDRT (0.5 per cent of the consideration paid) to apply to issues or transfers of Ordinary Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent generally applying to an issue or transfer of Ordinary Shares into the clearance service and the exemption from stamp duty and SDRT on transfer of Ordinary Shares whilst in the service.

However, shareholders who hold their Cadbury Schweppes Ordinary Shares in the form of Cadbury Schweppes ADRs should not suffer a 1.5 per cent charge on the issue of Ordinary Shares to the Cadbury plc Depository and the receipt of Cadbury plc ADRs.

Stamp duty at the rate of 0.5 per cent of the actual consideration paid (rounded up to the nearest £5) is payable on an instrument transferring Ordinary Shares. A charge to SDRT will also arise on an agreement to transfer Ordinary Shares (at the rate of 0.5 per cent of the amount or value of the consideration paid), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that an instrument transferring Ordinary Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. Special rules may apply to the transfer of Ordinary Shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes depositary receipts or the provision of clearance services, as described above.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system where such a transfer is made for no consideration. A transfer of Ordinary Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

No stamp duty will be payable on the transfer of DPS Shares, provided that any instrument of transfer is not executed in the UK and does not relate to any property situated, or to any matter or thing done or to be done, in the UK.

No SDRT will be payable in respect of any agreement to transfer DPS Shares unless they are registered in a register kept in the UK by or on behalf of the DPS Group. It is not intended that such a register will be kept in the UK.

The above statements summarise the current position on stamp duty and SDRT and are intended as a general guide only. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable, be required to notify and account for it.

2.	US Taxation

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE UNITED STATES INTERNAL REVENUE SERVICE CIRCULAR 230, INVESTORS ARE HEREBY INFORMED THAT (A) ANY UNITED STATES FEDERAL TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS OR ENCLOSURES) WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING UNITED STATES FEDERAL TAX PENALTIES, (B) ANY SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND (C) ANY TAXPAYER TO WHOM THE TRANSACTIONS OR MATTERS ARE BEING PROMOTED, MARKETED OR RECOMMENDED SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a discussion of the material United States federal tax consequences of the receipt, ownership and disposition of Beverages Shares, Ordinary Shares (or Cadbury plc ADRs) and DPS Shares for United States Holders and, where expressly referred to, United Kingdom Holders that is for general information only and is subject to the qualifications and limitations set forth herein. This discussion is based upon current United States federal tax law, regulations, administrative practice, rulings and court decisions, the current United States-United Kingdom income tax treaty and the current United States-United Kingdom estate tax treaty and interpretations thereof, all as they exist as of the date of this Prospectus. All of the foregoing may be repealed, revoked or modified at any time, possibly with retroactive effect, so as to result in United States federal tax consequences different from those discussed below.

A “United States Holder” for this purpose is a beneficial owner of Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs) that is, for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or an entity treated for United States federal tax purposes as a corporation) created or organised under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust if (a) (I) a court within the United States is able to exercise primary supervision over the trust, and (II) one or more United States persons have authority to control all substantial decisions of the trust, or (b) the trust has made an election under applicable United States Treasury regulations to be treated as a United States person. A “United Kingdom Holder” is an absolute beneficial owner of Cadbury Schweppes Ordinary Shares who is not otherwise subject to United States federal income tax and is resident in or, in the case of individuals, ordinarily resident in (and only in) the United Kingdom for United Kingdom tax purposes.

This discussion is for general information only and does not purport to be a complete description of the consequences of the receipt, ownership and disposition of Beverages Shares, Ordinary Shares (or Cadbury plc ADRs) and DPS Shares nor does it address the effects of any state, local or, except as set forth herein, non-United States tax laws. This discussion does not address the tax consequences to a United States Holder (i) that is a resident in, or, in the case of individuals, ordinarily resident in, the United Kingdom for United Kingdom tax purposes, (ii) where the holding of Cadbury Schweppes Ordinary Shares, Beverages Shares or Ordinary Shares is effectively connected with the conduct of a trade or business in the United Kingdom, and, if the United States-United Kingdom income tax treaty applies, is attributable to a United Kingdom permanent establishment of the United States Holder, or (iii) that owns or controls, directly or indirectly (including by attribution from or through related parties), at least 10 per cent of the voting stock of Cadbury Schweppes plc or the Company. The tax treatment of a United States Holder may vary depending upon such United States Holder’s particular situation, and certain United States Holders (including, but not limited to, insurance companies, tax-exempt organisations, financial institutions, broker-dealers, partners in partnerships that hold Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs), pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, United States Holders who hold their Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs) as part of a “hedge”, “straddle”, “conversion”, or “constructive sale transaction”, individuals who received Cadbury Schweppes Ordinary Shares upon the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below. The discussion assumes that United States Holders and United Kingdom Holders hold their Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs), Ordinary Shares (or Cadbury plc ADRs) and DPS Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

Under general United States federal income tax principles, a United States Holder of Cadbury Schweppes ADRs or Cadbury plc ADRs should be treated as the beneficial owner of the corresponding number of Cadbury Schweppes Ordinary Shares or Ordinary Shares held by the relevant American depositary receipt depositary and this summary is based on such treatment. Furthermore, assuming certain holding period and other requirements are met, in respect of the Ordinary Shares or DPS Shares, United States Holders that are individual citizens or residents of the United States may be eligible for preferential United States federal income tax rates on dividends paid on such shares. Moreover, long-term capital gain realised by a non-corporate United States Holder on sales of such shares may be eligible for a reduced rate of taxation, but deductibility of capital losses is subject to limitations under the Internal Revenue Code.

Receipt of Beverages Shares, Ordinary Shares (or Cadbury plc ADRs) and DPS Shares

Cadbury Schweppes has requested a private letter ruling from the IRS that, subject to the facts, representations and qualifications contained therein, the receipt of Ordinary Shares and DPS Shares by holders of Cadbury Schweppes Ordinary Shares along with certain related restructuring transactions will qualify for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code, except in respect of cash received in exchange for a sale of fractional shares of Ordinary Shares or DPS Shares which cash generally will be treated as capital gain or loss. The IRS has not yet issued a private letter ruling and the failure of the IRS to issue such a private letter ruling would not prevent Cadbury Schweppes from proceeding with the Demerger. Any eventual private letter ruling will be based on various facts and representations, including that certain conditions necessary to obtain favourable tax treatment under the Internal Revenue Code have been satisfied, but the private letter ruling will not represent an independent determination by the IRS that these conditions have in fact been satisfied. However, as a matter of practice, the IRS generally will revoke a private letter ruling only in situations involving an omission or material misstatement of a controlling fact or a change of law. Thus, if one or more of the controlling facts or representations contained in any eventual private letter ruling is incorrect in any material respect, or not otherwise addressed, the ability to rely on the private letter ruling would be jeopardised and the private letter ruling could be revoked or modified retroactively by the IRS and receipt of Ordinary Shares and DPS Shares found taxable. Cadbury Schweppes is not aware of any facts or circumstances that would cause the facts or representations set forth in the request for the private letter ruling to be untrue or incomplete in any material respect. In addition, DPS has covenanted to refrain from taking certain actions following the distribution that would cause the distribution to fail to qualify for non-recognition treatment under Section 355 of the Internal Revenue Code; however, if one or more of these covenants are breached, the distribution could be taxable to United States Holders.

The general approach in the private letter ruling request submitted to the IRS was to disregard the issuance and subsequent cancellation of the Beverages Shares as transitory and without effect for United States federal income tax purposes. More particularly, the submission for a private letter ruling requests that the IRS disregard the form of the separation and distribution for United States federal income tax purposes and, instead, treat the separation and distribution for such purposes as (i) an exchange by Cadbury Schweppes shareholders of Cadbury Schweppes Ordinary Shares for Ordinary Shares in a transaction qualifying for non-recognition treatment under Section 368(a)(1)(F) of the Internal Revenue Code, (ii) a distribution of the common stock of Cadbury Schweppes Americas Inc., the parent corporation of the Americas Beverages business, to holders of Ordinary Shares in a transaction qualifying for non-recognition treatment under Section 355 of the Internal Revenue Code, and (iii) an exchange of Cadbury Schweppes Americas Inc. common stock for DPS Shares in a transaction qualifying for non-recognition treatment under Section 368(a)(1)(F) of the Internal Revenue Code.

Following such approach and assuming that the receipt of Ordinary Shares (or Cadbury plc ADRs) and DPS Shares by holders of Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs) and certain related restructuring transactions qualifies for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code, the following will result for United States federal income tax purposes:

(1)	No gain or loss will be recognised by (and no amount will be included in the income of) a United States Holder upon the receipt of Ordinary Shares (or Cadbury plc ADRs) and DPS Shares;

(2)	Subject to clause (3) below, the aggregate tax basis of the Ordinary Shares (or Cadbury plc ADRs) in the hands of a United States Holder immediately after the receipt of the Ordinary Shares (or Cadbury plc ADRs) will be the same as the tax basis at which the United States Holder held its Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs) immediately before the receipt of the Ordinary Shares (or Cadbury plc ADRs);

(3)	The aggregate tax basis of the Ordinary Shares (or Cadbury plc ADRs), as determined pursuant to clause (2) above, and the DPS Shares in the hands of a United States Holder immediately after the receipt of the DPS Shares, including any fractional share interest for which cash is received, will be the same as the tax basis at which the United States Holder held its Ordinary Shares (or Cadbury plc ADRs) immediately before the receipt of DPS Shares, and such aggregate tax basis will be allocated between the Ordinary Shares (or Cadbury plc ADRs) and the DPS Shares based upon their respective fair market values immediately after the receipt of the DPS Shares;

(4)	The holding period for each of the Ordinary Shares (or Cadbury plc ADRs) and the DPS Shares received by a United States Holder will include the period during which the United States Holder held its Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs);

(5)	A United States Holder who receives cash in lieu of a fractional share of Ordinary Shares or DPS Shares will be treated as having sold such fractional share for cash and generally will recognise capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash received and the United States Holder’s tax basis in the fractional share (for a more detailed description of the consequences of the disposition of fractional shares of Ordinary Shares, see “Taxation of Capital Gains”). That gain or loss will be long-term capital gain or loss if the United States Holder’s holding period for its Cadbury Schweppes Ordinary Shares exceeds one year. The deductibility of capital losses is subject to limitations under the Internal Revenue Code; and

(6)	Neither Cadbury plc nor DPS will recognise gain or loss in respect of the issuance and distribution of DPS Shares.

United States Treasury regulations governing Sections 355 and 368(a)(1)(F) of the Internal Revenue Code require that certain United States Holders with significant ownership in Cadbury Schweppes that receive Ordinary Shares (or Cadbury plc ADRs) and DPS Shares attach a statement to their United States federal income tax return for the taxable year in which such receipt occurs, providing certain information with respect to the receipt of the Ordinary Shares (or Cadbury plc ADRs) and DPS Shares. To the extent required by United States Treasury regulations, United States Holders will be provided with the information necessary to comply with this requirement. United States Holders should consult their tax advisers in respect to the foregoing requirement.

If, in contrast to the statements above, the receipt of DPS Shares by United States Holders of Ordinary Shares (or Cadbury plc ADRs) does not qualify for non-recognition treatment, under Section 355 of the Internal Revenue Code, then contrary to such statements, each United States Holder that receives DPS Shares will have (i) a taxable dividend (provided, as is expected, Cadbury plc has sufficient current and accumulated earnings and profits (including the current and accumulated earnings and profits of Cadbury Schweppes) as determined for United States federal income tax purposes, or, if not so determined, dividend treatment will be presumed) in an amount equal to the fair market value of DPS Shares that were distributed to such United States Holder and the amount of cash received in lieu of a fractional share of DPS Shares (without reduction for any portion of such United States Holder’s tax basis in its Ordinary Shares (or Cadbury plc ADRs)), and (ii) a tax basis in the DPS Shares received equal to their fair market value on the date of receipt, with a holding period beginning on the day after the date of receipt. Further, there would be no adjustment in tax basis for a United States Holder’s Ordinary Shares (or Cadbury plc ADRs) and the tax basis of the Ordinary Shares (or Cadbury plc ADRs) would equal the United States Holder’s tax basis in its Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs).

United Kingdom Holders generally will not be subject to United States federal income tax with respect to the receipt of Beverages Shares, Ordinary Shares or DPS Shares including any cash received in lieu of a fractional share of Ordinary Shares or DPS Shares, regardless of the treatment of the transactions for United States federal income tax purposes, as described above.

Reference should also be made to “Taxation of Chargeable Gains — US resident and non-UK resident shareholders” in section 1 (“United Kingdom Taxation”) above.

Taxation of Capital Gains

United States Holders

A United States Holder of Ordinary Shares (or Cadbury plc ADRs) or DPS Shares generally will recognise capital gain or loss on the sale or other taxable disposition of Ordinary Shares (or Cadbury plc ADRs) or DPS Shares equal to the difference between (i) the sum of any cash received and the fair market value of any other property received, and (ii) the United States Holder’s adjusted tax basis in the Ordinary Shares (or Cadbury plc ADRs) or DPS Shares, as the case may be, that are sold. Any capital gain or loss that a United States Holder recognises generally will be United States source and long-term capital gain or loss if the United States Holder has held the Ordinary Shares (or Cadbury plc ADRs) or DPS Shares, as the case may be, that are sold for more than one year. Any disposition proceeds received from sales of Ordinary Shares (or Cadbury plc ADRs) in pounds sterling will be included in income in a United States dollar amount calculated by reference to the exchange rate in effect on the day the disposition proceeds are received by a United States Holder, regardless of whether the pounds sterling are converted into United States dollars at that time. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary United States source income or loss. However, if the disposition proceeds that are received in pounds sterling are converted into United States dollars on the day they are received, a United States Holder generally will not be required to recognise foreign currency gain or loss in respect of the disposition proceeds.

Reference should also be made to “Taxation of Chargeable Gains — US resident and non-UK resident shareholders” in section 1 (United Kingdom Taxation) above.

United Kingdom Holders

A United Kingdom Holder generally will not be subject to United States federal income tax with respect to any gain realised on the sale or other disposition of Ordinary Shares. In addition, a United Kingdom Holder generally will not be subject to United States federal income tax with respect to any gain realised on the sale or other disposition of DPS Shares unless: (i) the gain is effectively connected with the conduct of a trade or business in the United States and, if the United States-United Kingdom income tax treaty applies, is attributable to a United States permanent establishment of the United Kingdom Holder (in this case, the United Kingdom Holder will be subject to United States federal income tax on the net gain derived from the disposition in the same manner as if the United Kingdom Holder was United States person for United States federal income tax purposes, and if the United Kingdom Holder is a corporation, it may be subject to the additional “branch profits tax” at a 30 per cent rate or a lower rate specified by the United States-United Kingdom income tax treaty, if applicable); (ii) the United Kingdom Holder is an individual present in the United States for 183 days or more in the taxable year in which the disposition occurs and certain other conditions are met (in this case, the individual United Kingdom Holder will be subject to a flat 30 per cent United States federal income tax on the gain derived from the disposition, which tax may be offset by United States source capital losses); or (iii) DPS is or has been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the United Kingdom Holder’s holding period for DPS Shares and the five-year period ending on the date of disposition and one or more other conditions are satisfied. DPS is not, and does not anticipate becoming, a United States real property holding corporation.

Taxation of Dividends

United States Holders

A distribution payable to a United States Holder on Ordinary Shares generally will (subject to various classifications and other limitations) be taxable as foreign source dividend income (provided, as is expected, Cadbury plc has sufficient current and accumulated earnings and profits as determined for United States federal income purposes, or, if not so determined, dividend treatment will be presumed). Dividends paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by a United States Holder, regardless of whether the pounds sterling are converted into US dollars at that time. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary United States source income or loss. However, if dividends received in pounds sterling are converted into US dollars on the day they are received, a United States Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

If distributions are made on DPS Shares, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from DPS’ current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent not paid from the current or accumulated earnings and profits of DPS, distributions on DPS Shares will constitute a tax-free return of capital and will first be applied against and reduce a United States Holder’s adjusted basis in its DPS Shares, but not below zero, and then the excess, if any, will be treated as gain from the sale of DPS Shares. Dividends received by a corporate United States Holder will be eligible for the dividends received deduction if the United States Holder meets certain holding period and other applicable requirements.

Reference should also be made to “Taxation of dividends” in section 1 (“United Kingdom Taxation”) above.

United Kingdom Holders

Distributions made on DPS Shares, to the extent paid out of DPS’ current or accumulated earnings of profits, to a United Kingdom Holder generally will represent dividends and will be subject to withholding of United States federal income tax at a 30 per cent rate. However, assuming a United Kingdom Holder satisfies the requirements of the United States-United Kingdom income tax treaty, the rate of withholding on dividends generally is 15 per cent. In order for a United Kingdom Holder to claim benefits under the United States-United Kingdom income tax treaty in respect of dividends paid by DPS, the United Kingdom Holder generally will be required to complete IRS Form W-8BEN and certify under penalties of perjury that it is not a United States person for United States federal income tax purposes. Special certification and other requirements apply to certain United Kingdom Holders that are pass-through entities and to United Kingdom holders whose stock is held through certain non-United States intermediaries. A United Kingdom Holder that is eligible for the reduced rate of United States withholding tax pursuant to the United States-United Kingdom income tax treaty generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

United States Federal Estate Tax Considerations

A United States Holder who is an individual domiciled in the United States for purposes of the United States-United Kingdom estate tax treaty and who is not a national of or domiciled in the United Kingdom for purposes of the United States-United Kingdom estate tax treaty generally will not be subject to United Kingdom inheritance tax with respect to Ordinary Shares (or Cadbury plc ADRs) on the individual’s death provided that any applicable United States estate tax liability is paid unless the Ordinary Shares (or Cadbury plc ADRs) are part of the business property of a permanent establishment of the individual in the United Kingdom or pertains to a fixed base of the individual in the United Kingdom used for the performance of independent personal services. A United Kingdom Holder who is an individual domiciled in the United Kingdom for purposes of the United States-United Kingdom estate tax treaty and who is not a national of or domiciled in the United States for purposes of the United States-United Kingdom estate tax treaty generally will not be subject to United States federal estate tax with respect to DPS Shares on the individual’s death provided that any applicable United Kingdom inheritance tax liability is paid unless the DPS Shares are part of the business property of a permanent establishment of the individual in the United States or pertains to a fixed base of the individual in the United States used for the performance of independent personal services.

In the case where the DPS Shares are subject to both United States federal estate tax and United Kingdom inheritance tax, the United States-United Kingdom estate tax treaty generally provides for the United States federal estate tax paid to be credited against the United Kingdom inheritance tax payable or for the United Kingdom inheritance tax paid to be credited against the United States federal estate tax payable based on priority rules set out in the United States-United Kingdom estate tax treaty.

United States Information Reporting and Backup Withholding

United States Holders

Information reporting requirements generally will apply to United States Holders in respect of dividends on Ordinary Shares (or Cadbury plc ADRs) or DPS Shares and the gross proceeds from a sale of Ordinary Shares (or Cadbury plc ADRs) or DPS Shares (including any fractional interest with respect thereto), unless the United States Holder is a corporation or other person that is exempt from information reporting requirements. In addition, backup withholding of United States federal income tax will apply to those payments if a United States Holder fails to provide a taxpayer identification number and certain other information, or a certification of exempt status, or if the United States Holder fails to report in full interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a United States Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

United Kingdom Holders

Dividends paid on DPS Shares to a United Kingdom Holder may be subject to information reporting and backup withholding of United States federal income tax. A United Kingdom Holder will be exempt from backup withholding if such United Kingdom Holder properly provides IRS Form W-8BEN certifying that such United Kingdom Holder is a non-United States person or otherwise meets documentary evidence requirements for establishing that such United Kingdom Holder is a non-United States person or otherwise qualifies for an exemption.

The gross proceeds from the disposition of DPS Shares (including any fractional interest with respect thereto) may be subject to information reporting and backup withholding. If a United Kingdom Holder sells its DPS Shares outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to such United Kingdom Holder outside the United States, then backup withholding and information reporting requirements generally will not apply to that payment. However, information reporting but not backup withholding generally will apply to a payment of sale proceeds, even if that payment is made outside the United States, if a United Kingdom Holder sells DPS Shares through a non-United States office of a broker that: (i) is a United States person for United States federal income tax purposes; (ii) derives 50 per cent or more of its gross income in specific periods from the conduct of a trade or business in the United States; (iii) is a “controlled foreign corporation” for United States federal income tax purposes; or (iv) is a non-United States partnership, if at any time during its tax year (A) one or more of its partners are United States persons who in the aggregate hold more than 50 per cent of the income or capital interests in the partnership; or (B) the non-United States partnership is engaged in a United States trade or business, unless, in each case, the broker has documentary evidence in its files that the non-United States holder is a non-United States person and certain other conditions are met, or the non-United States holder otherwise establishes an exemption.

If a United Kingdom holder receives payments of the proceeds of a sale of DPS Shares (including any fractional interest with respect thereto) to or through a United States office of a broker, the payment is subject to both information reporting and backup withholding unless such United Kingdom Holder properly provides IRS Form W-8BEN certifying that such United Kingdom Holder is a non-United States person or otherwise establishes an exemption. A United Kingdom Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such United Kingdom Holder’s United States federal income tax liability by timely filing an appropriate claim with the IRS.

The foregoing discussion of the material United States federal tax consequences of the receipt, ownership and disposition of Beverages Shares, Ordinary Shares (or Cadbury plc ADRs) and DPS Shares is for general information only. The foregoing does not purport to address all United States federal tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of holders of Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs). Holders of Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs) are urged to consult their own tax advisers as to the particular tax consequences of the receipt, ownership and disposition of Beverages Shares, Ordinary Shares (or Cadbury plc ADRs) and DPS Shares, including the effect of any non-United States tax laws, and the effect of any repeals, revocations or modifications in tax laws that may affect the tax consequences described above.

PART XIII

ADDITIONAL INFORMATION

1.	Persons responsible

The Directors of the Company, whose names and functions appear in Part VIII — “Management and Employees”, David Thompson, who was Chairman of the Audit Committee until 8 March, 2008, and the Company, whose registered office is set out in section 2 of this Part XIII below, accept responsibility for the information contained in this document. To the best of the knowledge of the Directors, David Thompson and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Reporting Accountants accept responsibility for their reports incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc” and Part XI — “Unaudited Pro Forma Financial Information”. To the best of the knowledge of the Reporting Accountants (who have taken all reasonable care to ensure that such is the case), the information in these reports is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Incorporation and activity

The Company was incorporated and registered in England and Wales under the Companies Act as a public limited company with registered number 06497379 on 7 February, 2008.

The principal legislation under which the Company operates is the Companies Act, the Companies Act 2006 and regulations made thereunder. The principal legislation under which the Ordinary Shares have been created is the Companies Act and regulations made thereunder.

The Company is domiciled in the United Kingdom and its registered and head office is at 25 Berkeley Square, London W1J 6HB. The telephone number of the Company’s registered office is +44 (0) 20 7409 1313.

The Company has not traded since its incorporation. Shortly after the Scheme becomes effective, but before the Cadbury Reduction of Capital, the Company will own Americas Beverages. It is envisaged that the Company will own Americas Beverages for approximately five days before it is transferred to DPS in accordance with the Demerger.

Deloitte & Touche LLP, whose address is Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR, are the auditors of the Company and have been the only auditors of the Company since its incorporation. Deloitte & Touche LLP is a member firm of the Institute of Chartered Accountants in England and Wales.

3.	Share capital

On incorporation the authorised share capital of the Company was £50,000 divided into 50,000 ordinary shares of £1 each. Of such shares, two ordinary shares were issued, fully paid, to the subscribers to the memorandum of association (the “Subscriber Shares”).

On 14 February, 2008, the 49,998 unissued ordinary shares were reclassified as 49,998 redeemable non-voting preference shares of £1 each (the “Redeemable Preference Shares”) and were issued to UBS AG at par value credited as fully paid to enable the Company to obtain a trading certificate pursuant to section 117 of the Companies Act and the Articles were amended to include the rights of the Redeemable Preference Shares (as described in section 5 of this Part XIII below).

Accordingly, as at the date of this Prospectus, the authorised, issued and fully paid share capital of the Company is as follows:

	Authorised		Issued and fully paid
		Nominal value		Nominal value
Class	Number	per share	Number	per share

Subscriber Shares*	2	£1	2	£1
Redeemable Preference	49,998	£1	49,998	£1
Shares

*	The Subscriber Shares will be reclassified as Deferred Shares with effect from the Scheme Effective Date.

By ordinary and special resolutions passed at general meetings of the Company held on 5 March, 2008 and 11 March, 2008, it was resolved that:

(A)	the Scheme be approved and the Company be authorised to appear by counsel at all necessary court hearings and to undertake to the Court to be bound thereby and to execute and to do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to the Scheme;

(B)	with effect from the Scheme Effective Date, the authorised share capital of the Company be increased from £50,000 to £17,500,050,000 by the creation of 2,500,000,000 additional Ordinary Shares of 500 pence each and 1,000,000,000 Beverages Shares of 500 pence each;

(C)	with effect from the Scheme Effective Date, new Articles be adopted (as described in section 5 of this Part XIII);

(D)	with effect from the Scheme Effective Date, each Subscriber Share be converted into and redesignated as a deferred share of £1 each (the “Deferred Shares”) having the rights and being subject to the conditions set out in the Articles as adopted pursuant to resolution (C) above and summarised in section 5.1(C) of this Part XIII;

(E)	subject to and conditional upon the issue of the Ordinary Shares and the Beverages Shares in the capital of the Company pursuant to the Scheme, the share capital of the Company be reduced:

(i)	by cancelling paid-up share capital to the extent of 490 pence on each Ordinary Share in issue as at the Cadbury Reduction of Capital Record Time and reducing the nominal value of each such Ordinary Share from 500 pence to 10 pence;

(ii)	by reducing the nominal value of each unissued Ordinary Share as at the Cadbury Reduction of Capital Record Time from 500 pence to 10 pence;

(iii)	by cancelling and extinguishing all of the Beverages Shares in issue as at the Cadbury Reduction of Capital Record Time on terms that the holders of such Beverages Shares shall each receive 12 DPS Shares for every 36 Beverages Shares held at the Cadbury Reduction of Capital Record Time;

(iv)	by cancelling and extinguishing all of the authorised and unissued Beverages Shares as at the Cadbury Reduction of Capital Record Time;

(v)	by cancelling and extinguishing all of the Deferred Shares in issue as at the Cadbury Reduction of Capital Record Time on terms that the holders of the Deferred Shares shall each be paid in cash an amount equal to the nominal value of the Deferred Shares held by them together with any accrued income in accordance with the Articles; and

(vi)	by cancelling and extinguishing all of the Redeemable Preference Shares in issue as at the Cadbury Reduction of Capital Record Time on terms that the holders of the Redeemable Preference Shares shall each be paid in cash an amount equal to the nominal value of the Redeemable Preference Shares held by them together with any accrued income in accordance with the Articles;

(F)	with effect from registration by the Registrar of Companies of the order of the Court confirming the Cadbury Reduction of Capital, the Articles be amended by deleting the share rights of the Beverages Shares, the Redeemable Preference Shares and the Deferred Shares contained therein;

(G)	subject to and conditional upon the issue of the Ordinary Shares and Beverages Shares in the capital of the Company pursuant to the Scheme, the Demerger be approved and in connection therewith:

(i)	the Directors of the Company be and are hereby authorised and instructed to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger; and

(ii)	the entry by the Company into: (a) the Separation Agreement; (b) the Tax-Sharing and Indemnification Agreement; and (c) the Employee Matters Agreement; and (d) such other documents as the directors deem to be necessary or desirable for the purpose of giving effect to the Demerger be and is hereby approved and the Directors (or a duly authorised committee of the Directors) be authorised to carry the same into effect.

(H)	with effect from the Scheme Effective Date, the Directors be authorised generally and unconditionally to exercise all the powers of the Company to allot relevant securities (as defined in section 80 of the Companies Act):

(i)	up to a maximum aggregate nominal amount of £17,500,000,000 as required for the purposes of the Scheme; and

(ii)	up to a maximum aggregate nominal amount of £45,824,212 (representing approximately one third of the expected issued ordinary share capital of the Company immediately after the registration by the Registrar of Companies of the order of the Court confirming the Cadbury Reduction of Capital), at any time or times before the conclusion of the first annual general meeting of the Company (unless previously revoked or varied by the Company in general meeting), and such authority shall extend to the making before such expiry of an offer or an agreement that would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred by this resolution had not expired;

(I)	with effect from the Scheme Effective Date, the Directors be empowered pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) for cash pursuant to the authority conferred by resolution (H) above and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Companies Act, as if section 89(1) of the Companies Act did not apply to any such allotment, provided that the power granted by this resolution shall be limited to:

(i)	the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of Ordinary Shares or other equity securities in the capital of Company (excluding any holder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange, or any other matter whatsoever); and

(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £6,873,632 (representing approximately five per cent of the expected issued ordinary share capital of the Company immediately after the registration by the Registrar of Companies of the order of the Court confirming the Cadbury Reduction of Capital), and shall expire at the conclusion of the first annual general meeting of the Company save that such authority shall extend to the making before such expiry of an offer or an agreement that would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of that offer or agreement as if the authority conferred by this resolution had not expired;

(J)	with effect from the Scheme Effective Date, the Company be generally authorised pursuant to and in accordance with section 166 of the Companies Act to make market purchases (as defined in section 163(3) of the Companies Act) of Ordinary Shares upon and subject to the following conditions:

(i)	the maximum number of such Ordinary Shares authorised by this resolution to be acquired is that number of Ordinary Shares which has a total nominal value of

£13,747,264 (representing approximately ten per cent of the expected issued ordinary share capital of the Company immediately after the registration by the Registrar of Companies of the order of the Court confirming the Cadbury Reduction of Capital);

(ii)	the minimum price, exclusive of expenses, which may be paid for each such Ordinary Share is an amount equal to the nominal value of each such Ordinary Share;

(iii)	the maximum price, exclusive of expenses, which may be paid for any such Ordinary Share is an amount equal to 105 per cent of the average of the middle market quotations for the Ordinary Shares taken from the London Stock Exchange Official List for the five business days immediately preceding the day on which such Ordinary Share is contracted to be purchased;

(iv)	the authority conferred by this resolution shall expire at the conclusion of the first annual general meeting of the Company; and

(v)	the Company may enter into a contract or contracts for the purchase of such Ordinary Shares before the expiry of the authority conferred by this resolution which would or might be completed wholly or partly after its expiry;

(K)	with effect from the Scheme Effective Date, the Company be authorised to serve any notice or send or supply any other document or information to a member (or where applicable a nominee) by making the notice or document or information available on Cadbury plc’s website or by using other electronic means;

(L)	with effect from the Scheme Effective Date, the establishment of the Cadbury plc Share Schemes, the principal features of which are summarised in section 9 of this Part XIII, be approved and the Directors be authorised to do all such acts and things as may be necessary to establish and carry the same into effect and the Directors be authorised to vote and be counted in the quorum on any matter connected with the Cadbury plc Share Schemes (except that no Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the Articles be relaxed;

(M)	with effect from the Scheme Effective Date, the proposed increase in the maximum value of an annual award under The Cadbury plc 2008 Long Term Incentive Plan to 300 per cent of basic pay be approved; and

(N)	with effect from the Scheme Effective Date, the Directors be authorised to establish additional employee share schemes for overseas employees of the Cadbury plc Group containing such provisions as the Directors may decide subject to the following:

(i)	such schemes must operate within the limits on the number of new Ordinary Shares which may be made available from time to time under the share schemes referred to in (L) above (the “existing schemes”);

(ii)	such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities or exchange control laws, contain limitations so as to ensure, so far as the Directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the existing schemes;

(iii)	once established the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provisions in the existing schemes; and

the Directors be authorised to vote and be counted in the quorum on any matter connected with the schemes referred to in this resolution (except that no Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the Articles be relaxed.

Under the Scheme, the Company will issue Ordinary Shares and Beverages Shares, credited as fully paid, to the Scheme Shareholders on the basis of 64 Ordinary Shares and 36 Beverages Shares for every 100 Scheme Shares held at the Scheme Record Time. It is proposed then to convert the Subscriber Shares into Deferred Shares. Accordingly, the proposed authorised, issued and fully paid share capital of the Company as it will be immediately following Admission (on the basis that the Subscriber Shares have been converted into Deferred Shares and that all options and awards in Cadbury Schweppes plc have been exercised before the Second Court Hearing) is as follows:

	Authorised		Issued and fully paid
		Nominal value		Nominal value
Class	Number	per share	Number	per share

Ordinary Shares	2,500,000,000	£5	1,391,256,931	£5
Beverages Shares	1,000,000,000	£5	782,582,023	£5
Redeemable Preference Shares	49,998	£1	49,998	£1
Deferred Shares	2	£1	2	£1

Under the Cadbury Reduction of Capital, the nominal value of each Ordinary Share will be decreased from 500 pence (or such lower nominal value as the Company may decide) to 10 pence (or such other nominal value as the Company may decide) and each of the Beverages Shares, the Deferred Shares and the Redeemable Preference Shares will be cancelled.

Immediately following the Cadbury Reduction of Capital, the Company’s share capital will therefore consist exclusively of the Ordinary Shares. The Ordinary Shares are ordinary shares of (prior to the Cadbury Reduction of Capital becoming effective) 500 pence each (or such lower nominal value as the Company may decide) and (following the Cadbury Reduction of Capital becoming effective) 10 pence each (or such other nominal value as the Company may decide), in the capital of the Company. The ISIN for the Ordinary Shares is GB00B2PF6M70. The Ordinary Shares will be in registered form and will be eligible for electronic settlement. The Ordinary Shares can be held in certificated form. In addition, the Ordinary Shares can be held within CREST so that, should they wish to, investors will be able to hold their Ordinary Shares in uncertificated form. No temporary documents of title have been or will be issued in respect of the Ordinary Shares.

Further information on the rights attaching to the Ordinary Shares is set out in section 5 of this Part XIII. The rights attaching to the Ordinary Shares will be equivalent to the rights attaching to the Cadbury Schweppes Ordinary Shares in all material respects, including their dividend, voting and other rights.

Application will be made to the UK Listing Authority for up to 1,413,679,158 Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for up to 1,413,679,158 Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange’s main market for listed securities, constitutes admission to official listing on a regulated market. Application will also be made to list Cadbury plc ADRs representing Ordinary Shares on the New York Stock Exchange. As at the date of the Prospectus, no Ordinary Shares are admitted to trading on a regulated market. If the Scheme and Demerger proceed as currently envisaged, it is expected that Admission will become effective, and that dealings in the Ordinary Shares will commence on the London Stock Exchange, at 8.00 a.m. (London time) on 2 May, 2008. No application has been or is currently intended to be made for the Ordinary Shares to be admitted to listing or dealt in on any other exchange.

In connection with the delisting and cancellation of the Cadbury Schweppes Ordinary Shares, the ADR facility which is currently in place in the United States in respect of the Cadbury Schweppes Ordinary Shares will be terminated and replaced with a new ADR facility in respect of the Ordinary Shares issued pursuant to the Scheme.

Cadbury plc ADRs will be issued by the Depositary in respect of the Ordinary Shares that have been issued to the Depositary. Each Cadbury plc ADR will represent four Ordinary Shares. Persons registered as holding Cadbury Schweppes ADRs at the Depositary Record Time will be issued with Cadbury plc ADRs when they have surrendered their Cadbury Schweppes ADRs to the Depositary in accordance with the terms of the Deposit Agreement. Application will be made to list the Cadbury plc ADRs on the New York Stock Exchange. It is expected that the Cadbury plc ADRs will be listed and that dealings in the Cadbury plc ADRs will commence when the New York Stock Exchange opens for trading on the Scheme Effective Date (expected to be 2 May, 2008).

If the Scheme becomes effective, the holders of Cadbury Schweppes ADRs will be entitled for every Cadbury Schweppes ADR held at the Depositary Record Time to:

(i)	0.64 Cadbury plc ADRs which will be listed on the New York Stock Exchange; and

(ii)	1.44 Beverages Shares.

The Beverages Shares will not form part of the Cadbury plc ADR programme and will not be issued to Cadbury Schweppes ADR holders. Instead, they will be issued to the Depositary and held by the Depositary on behalf of the holders of Cadbury Schweppes ADRs at the Depositary Record Time until they are cancelled pursuant to the Cadbury Reduction of Capital. In consideration of this cancellation and the transfer of Americas Beverages to DPS, holders of Cadbury Schweppes ADRs at the Depositary Record Time will receive DPS Shares. If the Demerger becomes effective, DPS Shares that are issued to the Depositary will be distributed to persons who held Cadbury Schweppes ADRs at the Depositary Record Time.

If the Cadbury Reduction of Capital and the Demerger become effective, a person registered as holding Cadbury Schweppes ADRs at the Depositary Record Time will receive 12 DPS Shares, which will be listed on the New York Stock Exchange for every 36 Cadbury plc Beverages Shares held on trust by the Depositary for that person.

Further details on the effect of the Proposals on holders of Cadbury Schweppes ADRs are contained in section 11 of Part II of the Circular which is incorporated by reference into Part V of this Prospectus — “Information about the Proposals”.

Prior to the First Court Hearing, the Company and the Depositary will enter into the Cadbury plc Deposit Agreement, which will become effective upon the Scheme being implemented. The terms of the Cadbury plc Deposit Agreement are expected to be on substantially the same terms as the Deposit Agreement. In order to reflect changes in US market practice, it is expected that the Cadbury plc Deposit Agreement will include a provision that permits the charging of fees on cash distributions. Fees may be charged by the Depositary for the cancellation of Cadbury Schweppes ADRs and the creation of new Cadbury plc ADRs. Such fees will be levied in accordance with the terms of the Deposit Agreement and the Cadbury plc Deposit Agreement.

The Cadbury plc Deposit Agreement to be entered into between Cadbury plc and the Depositary will become effective on the Scheme Effective Date when the Deposit Agreement and the Cadbury Schweppes ADR facility will be terminated. Ordinary Shares issued in respect of Cadbury Schweppes Ordinary Shares held under the Deposit Agreement will be deposited into the Cadbury plc facility. Cadbury plc ADRs representing Ordinary Shares will be issued thereunder.

Save as disclosed above, or in sections 6, 7 or 9 of this Part XIII, at the date of this Prospectus, there has been no issue of share or loan capital by the Company since its incorporation and no share or loan capital of the Company is under option or agreed, conditionally or unconditionally, to be put under option.

As at the date of this Prospectus, Cadbury Schweppes plc does not hold any Cadbury Schweppes Ordinary Shares in treasury. As at the date of this Prospectus, the Company does not hold any Ordinary Shares in treasury.

No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of the Company.

The Ordinary Shares and the Beverages Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

4.	Memorandum of association

The Company’s principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The objects of the Company are set out in full in clause 4 of the Memorandum which is available for inspection at the address specified in section 25 of this Part XIII.

5.	Articles of association

The Articles which will be adopted with effect from the Scheme Effective Date contain (amongst others) provisions to the following effect:

5.1	Share rights

Subject to applicable statutes (in this section “legislation”) and existing shareholders’ rights, the Company may issue shares with any rights or restrictions attached to them. These rights or restrictions can be decided either by an ordinary resolution passed by the shareholders or by the Directors as long as there is no conflict with any resolution passed by the shareholders. Redeemable shares may be issued.

Subject to the legislation and existing shareholders’ rights, unissued shares are at the disposal of the Directors.

(A)	The rights attaching to the Ordinary Shares are as follows:

(i)	Voting rights

Every shareholder present in person or proxy at a general meeting or class meeting has one vote on a show of hands (excluding any member holding shares as treasury shares). On a poll, every shareholder present in person or by proxy has one vote for every share held by him. This is subject to any rights or restrictions which are given to any class of shares or upon which any shares may be held at the relevant time and to the Articles.

If more than one joint shareholder votes (including voting by proxy), the only vote which will count is the vote of the person whose name is listed before the other voters on the register for the share.

(ii)	Dividends and other distributions

The shareholders may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Directors. Subject to applicable legislation, the Directors may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the Company, in the opinion of the Directors, justifies any such payments. If the Directors act in good faith, they are not liable for any loss that shareholders may suffer because a lawful dividend has been paid on other shares that rank equally with or behind their shares.

Unless the rights attached to any shares, or the terms of any shares, say otherwise, all dividends will be divided and paid in proportions based on the amounts paid up on the shares during any period for which the dividend is paid. Dividends may be declared or paid in any currency, unless the rights attached to any shares or the terms of any shares or the Articles say otherwise.

The Directors may if authorised by an ordinary resolution of the shareholders offer ordinary shareholders (excluding any member holding shares as treasury shares) the right to choose to receive extra shares which are credited as fully paid instead of some or all of their cash dividend (scrip dividends).

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment will be forfeited and go back to the Company unless the Directors decide otherwise.

The Company may stop sending dividend payments through the post or cease using any other method of payment (including payment through CREST) if (i) for two consecutive dividends the payments sent through the post have been returned undelivered or remain uncashed during the period for which they are valid or the payments by any other method have failed, or (ii) for any one dividend, the payment sent through the post has been returned undelivered or remains uncashed during the period for which it is valid or the payment by any other method has failed and reasonable enquiries have failed to establish any new postal address or account of the registered shareholder. The Company will recommence sending dividend payments if requested in writing by the shareholder or the person entitled by law to the shares.

(B)	The rights attaching to the Beverages Shares are as follows:

(i)	if the Cadbury Reduction of Capital becomes effective by the Demerger Long Stop Date, the Beverages Shares shall be cancelled and each holder of a Beverages Share shall be entitled to receive 12 DPS Shares for every 36 Beverages Shares that they hold at the Cadbury Reduction of Capital Record Time;

(ii)	if the Cadbury Reduction of Capital does not become effective and the Beverages Shares have not been cancelled by the Demerger Long Stop Date, the Beverages Shares shall be reclassified as Ordinary Shares, such reclassification to become effective upon Admission of such Ordinary Shares;

(iii)	Beverages Shares shall have no right to dividends or other distributions;

(iv) (a)	on a return of capital on a winding-up or otherwise, the holders of the Beverages Shares shall be entitled to the surplus assets attributable to the Company’s direct or indirect interest in DPS remaining after payment of the liabilities of the Company attributed to its direct or indirect interest in DPS. Such assets shall be distributed amongst the holders of the Beverages Shares in proportion to the amount paid up or credited as paid up on each Beverages Share;

(b)	the Beverages Shares shall have no other rights to participate in the profits, income, assets or capital of the Company;

(v)	holders of Beverages Shares shall have no right to transfer any Beverages Shares;

(vi) (a)	unless a resolution to vary the rights of Beverages Shares is proposed, holders of Beverages Shares shall not be entitled to receive notice of nor to attend (either in person or by proxy) any general meeting of the Company. Holders of Beverages Shares shall have no right to speak or vote at any such meeting;

(b)	if a resolution to vary the rights of the Beverages Shares is proposed, the holders of Beverages Shares shall be entitled to receive notice of and to attend (either in person or proxy) and vote at the general meeting of the Company at which such resolution is to be voted upon. Upon a show of hands every such holder who is present in person shall have one vote and upon a poll every such holder who is present in person or proxy shall have one vote for every Beverages Share held by him; and

(c)	the rights conferred upon the holders of the Beverages Shares shall not be deemed to be varied by the Cadbury Reduction of Capital.

(C)	The rights and restrictions attaching to the Deferred Shares are as follows:

(i)	the holders of the Deferred Shares shall not be entitled to any dividends or distributions in respect of such shares;

(ii)	the amount that would otherwise be distributed to the holders of the Deferred Shares out of the surplus assets of the Company remaining after the payment of its liabilities on a winding-up shall be limited to the nominal value of each Deferred Share they hold which shall be paid only after the holders of any and all other classes of share in the capital of the Company then in issue shall have received the nominal value of those shares (or any capital entitlement specified as an alternative to that nominal value) in respect of the relevant shares held by them at that time;

(iii)	the Board may decline to register any transfer of any of the Deferred Shares to any person of whom they do not approve and decline to give any reason for that disapproval. If the Board declines to register a transfer of any of the Deferred Shares, they shall within two months after the date transfer was lodged with the Company send to the transferee notice of their declining to register the transfer and the relevant instrument of transfer; and

(iv)	the holders of the Deferred Shares shall have no right as such to receive notice of or attend or vote at any general meeting of the Company unless at such general meeting a resolution is proposed to wind up the Company or a resolution is proposed which varies, modifies, alters or abrogates the rights attaching to the Deferred Shares.

(D)	The rights and restrictions attaching to the redeemable preference shares of £1 each in the capital of the Company (the “Redeemable Preference Shares”) are as follows:

(i)	each holder of Redeemable Preference Shares shall be entitled, in priority to all other classes of shares in issue from time to time, to be paid out of profits of the Company available for distribution a cumulative dividend for each Redeemable Preference Share, payable on 31 December annually, at a rate per annum equal to 1 per cent of its paid up nominal value (pro rata temporis, in the case of a period of less than a year and provided that no such dividend shall be payable in respect of any period ending on or prior to 31 May, 2008);

(ii)	on a return of capital on a winding-up or a reduction of capital or otherwise (other than on conversion, redemption or purchase of shares or a capitalisation issue), each Redeemable Preference Share shall confer on the holder of that Redeemable Preference Share the right, before repayment of the capital paid up on other classes of share capital, to repayment of the nominal amount paid up on the Redeemable Preference Share together with any arrears, deficiency or accruals of any dividend, such arrears, deficiency or accruals to be calculated to the date of the return of capital and to be payable whether or not such dividend has been declared or earned. The Redeemable Preference Shares shall not confer any further right to participate in the surplus assets of the Company;

(iii)	the Redeemable Preference Shares shall carry no votes and a holder of a Redeemable Preference Share shall not, by virtue of its holding of that Redeemable Preference Share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company unless a resolution is to be proposed to wind up the Company or a resolution is proposed which varies, modifies, alters or abrogates the rights attaching to the redeemable preference shares;

(iv)	Redemption

(a)	subject to the provisions of the legislation, a Redeemable Preference Share shall be redeemed 100 years from its date of issue or at any time prior thereto at the option of the Company. The holder of a Redeemable Preference Share which is subject to redemption shall surrender to the Company on or before the date for redemption the share certificate for such Redeemable Preference Share in order that it may be cancelled and upon cancellation the Company shall pay to the holder the nominal value of such Redeemable Preference Share together with any arrears, deficiency or accruals of any dividend, such arrears, deficiency or accruals to be calculated to the date of such redemption and to be payable whether or not such dividend has been declared or earned; and

(b)	Redeemable Preference Shares redeemed pursuant to sub-paragraph (a) shall be cancelled and the Company shall not be entitled to re-issue the same.

5.2	Restrictions

Unless the Directors decide otherwise, no shareholder is entitled to attend or vote shares at any general meeting or class meeting if he has not paid all amounts relating to those shares which are due at the time of the meeting or if he has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the legislation.

5.3	Variation of rights

If the legislation allows this, rights attached to any class of shares may be changed if this is approved either in writing by shareholders holding at least three-quarters in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or by a special resolution passed at a separate meeting of the holders of those shares (this is called a “class meeting”). At every such class meeting (except an adjourned meeting) the quorum is two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).

If new shares are created or issued which rank equally with any other existing shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.

5.4	Transfer of shares

The Ordinary Shares are in registered form. Any shares in the Company may be held in uncertificated form and, unless the Articles say otherwise, a shareholder may transfer some or all of his uncertificated shares through CREST. Provisions of the Articles do not apply to any uncertificated shares to the extent that those provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares through CREST.

Unless the Articles say otherwise, a shareholder may transfer some or all of his certificated shares. The transfer must be either in the usual standard form or in any other form which the Directors may approve. The share transfer form must be signed or made effective in some other way by or on behalf of the person making the transfer. In the case of a partly-paid share, it must also be signed or made effective in some other way by, or on behalf of, the person to whom the share is being transferred.

The person transferring the shares will continue to be treated as a shareholder until the name of the person to whom it is transferred is put on the register for that share.

The Directors can refuse to register the transfer of any shares which are not fully paid. The Directors may also refuse to register the transfer of any shares in the following circumstances.

Certificated shares

(i)	A share transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form.

(ii)	Transfers may not be in favour of more than four joint holders.

(iii)	The share transfer form must be properly stamped or certified or otherwise shown to the Directors to be exempt from stamp duty and must be accompanied by the relevant share certificate and such other evidence of the right to transfer as the Directors may reasonably require.

Uncertificated shares

(i)	Registration of a transfer of uncertificated shares can be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in the Articles).

(ii)	Transfers may not be in favour of more than four joint holders.

5.5	Alteration of share capital

The Company’s shareholders can by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the legislation) sub-divide its shares or any of them. Subject to the legislation, the Company’s shareholders can by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

5.6	Disclosure of share ownership

Under the Companies Act 2006, the Company can send out notices (“statutory notices”) to those it knows or has reasonable cause to believe have an interest in its shares to disclose details of their interest and extent of interest in a particular holding of shares (the “identified shares”). The Articles include the following provisions in this regard:

(A)	persons to whom such a statutory notice is sent have a 14 day period to respond. If there is no response (or the response includes a false statement) the Company can decide to restrict the rights of the shares and serve a restriction notice. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any other right in relation to shareholders’ meetings;

(B)	where the identified shares make up 0.25 per cent or more of the existing shares of a class, further restrictions can be imposed, namely, withholding all or part of a dividend or other money which would otherwise be payable in respect of the identified shares and/or refusing to register transfers of any of the identified shares which are certificated shares (although restrictions on transfer do not apply where the Directors are satisfied that the shares have been sold outright to an independent third party);

(C)	these restrictions must be cancelled within seven days of the requested information being received;

(D)	the restrictions can apply to any right to an allotment of further shares associated with the identified shares; and

(E)	the shareholder can ask for an explanation of the restriction notice, in which case the Company must respond within 14 days of receiving the request.

5.7	General meetings

The Companies Act 2006 provides that a general meeting (other than an adjourned meeting) must be called by notice of at least 21 days in the case of an annual general meeting and at least 14 days in any other case. Notice of a general meeting must be given in hard copy form, in electronic form, or by means of a website and must be sent to every member and every Director. It must state the time and date and the place of the meeting and the general nature of the business to be dealt with at the meeting. A notice calling an annual general meeting must state that the meeting is an annual general meeting.

Each Director can attend and speak at any general meeting of the Company. The chairman of a meeting can also allow anyone to attend and speak where he considers that this will help the business of the meeting.

5.8	Electronic and web communications

Provisions of the Companies Act 2006 which came into force in January 2007 enable companies to communicate with shareholders by electronic and/or website communications. The Company can communicate to shareholders in electronic form and, in addition, the Company can take advantage of the new Companies Act 2006 provisions relating to website communications. Before the Company can communicate with a shareholder by means of website communication, the relevant shareholder must be asked individually by the Company to agree that the Company may send or supply documents or information to him by means of a website and the Company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The Company will notify the shareholder when a relevant document or information is placed on the website and a shareholder can always request a hard copy version of the document or information.

5.9	Directors

(A)	Number of Directors

The Company must have a minimum of two Directors and a maximum of 20 Directors (disregarding alternate directors) but the shareholders can change these restrictions by passing an ordinary resolution.

(B)	Directors’ shareholding qualification

The Directors are not required to hold any shares in the Company.

(C)	Appointment of Directors

Directors may be appointed by the Company’s shareholders by ordinary resolution or by the Directors. A Director appointed by the Directors must retire from office at the first annual general meeting after his appointment. A Director who retires in this way is then eligible for re-appointment.

The Directors or any committee authorised by the Directors can appoint one or more Directors to any executive position, on such terms and for such period as they think fit and they can also terminate or vary such an appointment at any time.

(D)	Retirement of Directors by rotation

At every annual general meeting of the Company, any Director who has been appointed by the Directors since the last annual general meeting, any Director who held office at the time of the two preceding annual general meetings and who did not retire at either of them, and any Director who has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting shall retire from office. Any Director who retires at an annual general meeting may offer himself for re-appointment by the shareholders.

(E)	Removal of Directors by special resolution

The Company’s shareholders can by special resolution remove any Director before the expiration of his period of office.

(F)	Vacation of office

Any Director automatically stops being a Director if:

(i)	he gives the Company a written notice of resignation or he offers to resign and the Directors decide to accept this offer;

(ii)	all of the other Directors (who must comprise at least three people) pass a resolution or sign a written notice requiring the Director to resign;

(iii)	he is or has been suffering from mental ill health and the Directors pass a resolution removing the Director from office;

(iv)	he has missed Directors’ meetings (whether or not an alternate director appointed by him attends those meetings) for a continuous period of six months without permission from the Directors and the Directors pass a resolution removing the Director from office;

(v)	a bankruptcy order is made against him or he makes any arrangement or composition with his creditors generally;

(vi)	he is prohibited from being a Director under the legislation; or

(vii)	he ceases to be a Director under the legislation or he is removed from office under these Articles.

If a Director stops being a Director for any reason, he will also automatically cease to be a member of any committee or sub-committee of the Directors.

(G)	Alternate Director

Any Director can appoint any person (including another Director) to act as an alternate Director. The appointment requires the approval of the Directors, unless previously approved by the Directors or unless the appointee is another Director.

(H)	Directors’ meetings

The Directors can decide when and where to have meetings and how they will be conducted. They can also adjourn their meetings. A Directors’ meeting can be called by any Director. If no other quorum is fixed by the Directors, two Directors are a quorum. A Directors’ meeting at which a quorum is present can exercise all the powers and discretions of the Directors.

The Directors can appoint any Director as chairman or as deputy chairman and can remove him from that office at any time. Matters to be decided at a Directors’ meeting will be decided by a majority vote. If votes are equal, the chairman of the meeting has a second, casting vote.

All or any of the Directors can take part in a meeting of the Directors by way of a conference telephone or any communication equipment which allows everybody to take part in the meeting by being able to hear each of the other people at the meeting and by being able to speak to all of them at the same time. A person taking part in this way will be treated as being present at the meeting and will be entitled to vote and be counted in the quorum.

The Directors can delegate any of their powers or discretions (with the power to sub-delegate) to committees of one or more persons as they think fit provided that there must be more Directors on a committee than persons who are not Directors. If a committee consists of more than one person, the Articles which regulate Directors’ meetings and their procedure will also apply to committee meetings unless these are inconsistent with any regulations for the committee which have been laid down under the Articles.

(I)	Remuneration of Directors

Fees paid to a Director (excluding any payments made under any other provision of the Articles) must not exceed £1.5 million a year or any higher sum decided on by an ordinary resolution of the shareholders.

The Directors or any committee authorised by the Directors will decide how much remuneration a Director appointed to an executive office will receive (whether as salary, commission, profit share or any other form of remuneration) and whether this is in addition to or in place of his fees as a Director.

The Directors or any committee authorised by the Directors can give special pay to any Director who, in their view, performs any special or extra services to the Company.

The Company may pay the reasonable travel, hotel and incidental expenses of each Director incurred in attending and returning from general meetings, meetings of the Directors or committees of the Directors or any other meetings which as a Director he is entitled to attend. The Company will pay all other expenses properly and reasonably incurred by each Director in connection with the Company’s business or in the performance of his duties as a Director. The Company can also fund a Director’s expenditure on defending proceedings or in connection with any application under the legislation and can do anything to enable a Director to avoid incurring such expenditure, as provided in the legislation.

(J)	Pensions and gratuities for Directors

The Directors or any committee authorised by the Directors may decide whether to provide pensions, annual payments or other benefits to any Director or former Director of the Company, or any relation or dependant of, or person connected to, such a person. However, if the Directors want to provide a benefit to a Director or former Director who has not been employed by or held an office or executive position in the Company or any of its subsidiary undertakings or former subsidiary undertakings or any predecessor in business of the Company or any such other company, the Company’s shareholders must also pass an ordinary resolution to approve the payment.

(K)	Permitted interests of Directors

If the legislation allows and provided he has disclosed the nature and extent of his interest to the Directors, a Director can: (i) have an interest in any contract with, or involving, the Company or any other company with which the Company has some interest; (ii) hold any other position (other than as auditor) in the Company as well as being a Director; (iii) acting alone, or through some firm with which he is associated, do paid professional work for the Company (other than as auditor); and (iv) hold any position within, or be a shareholder of, or have any other kind of interest in any company in which the Company has an interest. A Director does not have to hand over to the Company any benefit he receives as a result of doing any of these things, nor is any contract which is allowed under these provisions liable to be avoided.

(L)	Restrictions on voting

A Director cannot vote or be counted in the quorum on a resolution relating to appointing that Director to a position with the Company or a company in which the Company has an interest or the terms or termination of the appointment save to the extent permitted specifically in the Articles.

Except as mentioned below, a Director cannot vote on, or be counted in a quorum in relation to, any resolution of the Board on any contract in which he has an interest which he knows is material. Interests purely as a result of an interest in the Company’s shares, debentures or other securities are disregarded. These prohibitions do not apply so long as the only material interest that a Director has is included in the following list:

(i)	a resolution about giving him any guarantee, security or indemnity for any money which he, or any other person, has lent at the request, or for the benefit, of the Company or any of its subsidiary undertakings;

(ii)	a resolution about giving him any guarantee, security or indemnity for any liability which he, or any other person, has incurred at the request, or for the benefit of, the Company or any of its subsidiary undertakings;

(iii)	a resolution about giving any guarantee, security or any indemnity to any other person for a debt or obligation which is owed by the Company or any of its subsidiary undertakings, to that other person, if the Director has taken responsibility for some or all of that debt or obligation. The Director can take this responsibility by giving a guarantee, indemnity or security;

(iv)	a resolution about giving him any other indemnity or about the Company funding his expenditure on defending proceedings (or doing something to enable him to avoid incurring such expenditure) where all other Directors are also being offered indemnities on substantially the same terms or substantially the same arrangements;

(v)	a resolution relating to an offer by the Company or any of its subsidiary undertakings of any shares or debentures or other securities for subscription or purchase, if the Director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

(vi)	a resolution about a contract involving any other company if the Director has an interest of any kind in that company (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he holds one per cent or more of:

(a)	any class of equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares); or

(b)	the voting rights in that company;

(vii)	a resolution about an arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates;

(viii)	a resolution about a contract relating to any insurance which the Company can buy and renew for the benefit of Directors or of a group of people which includes Directors; or

(ix)	a resolution about a contract relating to a pension, superannuation or similar retirement, death or disability benefits scheme or employees’ share scheme, which gives the Director benefits which are also generally given to the employees to whom the scheme relates.

Subject to the legislation, the shareholders may by ordinary resolution suspend or relax the above provisions to any extent or ratify any contract which has not been properly authorised in accordance with the Articles.

(M)	Borrowing powers

The Directors shall manage the Company’s business and can use all the Company’s powers but this does not apply where the Memorandum, the Articles or the legislation say that powers can only be used by the shareholders voting to do so at a general meeting and it is also subject to any regulations laid down by the shareholders by passing a special resolution at a general meeting. In particular, the Directors may exercise all the Company’s powers to borrow money, to mortgage or charge all or any of the Company’s undertaking, property and assets (present and future) and uncalled capital, to issue debentures and other securities and to give security for any debt, liability or obligation of the Company or of any third party. The Directors will limit the total borrowings of the Company and, so far as they are able, its subsidiary undertakings to ensure that the total amount of the Group’s borrowings (as defined in the Articles) does not exceed 2.5 times the Company’s adjusted capital and reserves (as defined in the Articles). However, the shareholders may pass an ordinary resolution allowing borrowings to exceed such limit.

(N)	Indemnity of Directors

As far as the legislation allows, the Company can indemnify any Director of the Company or of any associated company against any liability and can purchase and maintain insurance against any liability for any Director of the Company or of any associated company.

6.	Directors and Senior Management

Details of the Directors and Senior Managers and their functions are set out in Part VIII — “Management and Employees”. Save as set out below, the business address of each of the Directors and Senior Managers is the Company’s registered office at 25 Berkeley Square, London W1J 6HB:

Jim Chambers	389 Interpace Parkway, Parsippany, NJ 07054, US
Matt Shattock	Hertford Place, Denham Way, Maple Cross, Hertfordshire WD3 9XB, UK
Chris Van Steenbergen	3 Avenue des Uttins, 1180 Rolle, Canton Vaud, VD Switzerland
Rajiv Wahi	600 North Bridge Road, 18th Floor Parkview, 188778, Singapore

Save as set out below, the Directors and Senior Managers have not held any directorships of any other company (other than companies in the Group and companies which are subsidiaries of companies of which the Directors or Senior Managers are directors) or been a partner of any partnership at any time in the five years prior to the date of this Prospectus.

	Current directorships, offices	Previous directorships, offices
Director/Senior Manager	and partnerships	and partnerships

Sir John Sunderland	Non-executive director of Barclays PLC	Executive President of the Confederation of British Industry

	Deputy President of the Confederation of British Industry	Non-executive director of the Rank Group plc (1998-2006)

	Non-executive director of the Financial Reporting Council	President of the Food and Drink Federation (2002-2004)

Member of CVC Capital Partners Advisory Board

Member of Ian Jones & Partners Advisory Board

Member of Board of Advisers of Marakon Associates

Leadership council member of Young Enterprise

Roger Carr	Non-executive Chairman of Centrica plc	Director of Six Continents plc (1996-2003)

	Non-executive Chairman of Mitchells & Butlers plc	Senior Adviser to Kohlberg Kravis Roberts Co. Ltd (2001-2008)

Non-executive Director of the Bank of England Court of Directors

Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce

Todd Stitzer	Non-executive Director of Diageo plc	None

Ken Hanna	Non-executive Director of Inchcape plc	Operating partner at Compass Partners (1999-2004)

Company Secretary of P&K Investment Properties Limited

Bob Stack	Non-executive Director of J Sainsbury plc	None

Visiting Executive Professor at Henley Management College

Sanjiv Ahuja	Chairman and Chief Executive of Augere	Chief Executive of Orange SA (2004-2007)

	Chairman of Orange UK	Non-executive director of Mobistar SA (2003-2007)

Non-executive Director of Williams Sonoma, Inc. (2003-2007)

Member of France Telecom’s Group Management Committee (2004-2007)

	Current directorships, offices	Previous directorships, offices
Director/Senior Manager	and partnerships	and partnerships

Dr Wolfgang Berndt	Non-executive Director of Lloyds TSB Group plc	Director of Institute of Future (1999-2008)

Non-executive Director of GfK AG

Non-executive Director of Telekom Austria

Guy Elliott	Finance Director of Rio Tinto plc	None

Ellen Marram	President of the Barnegat Group	Managing Director of North Castle Partners (2000-2005)

Director of the Ford Motor Company

Director of the New York Times Company

Director of Eli Lilly & Company

Lord Patten of Barnes	Chancellor of Oxford University	European Commissioner for External Relations (1999-2004)

	Chancellor of Newcastle University	Trustee of Prior Park Educational Trust (1992-2003)

	Advisory Board member of Bridgepoint Capital Ltd	Governor of Hong Kong (1992-1997)

Advisory Board member of AIG

Chairman of the Trustees of The Healing Foundation

Chairman of the Trustees of The Twenty First Century Trust

Co-Chair of the Board of the International Crisis Group

Co-Chair of the Italy-UK Annual Conference

Advisory Board Member of St Benedict’s School, Ealing

Raymond Viault	Director of Safeway, Inc.	Vice-Chairman of General Mills, Inc. (1996-2004)

Director of Newell Rubbermaid, Inc.

Director of VF Corporation

Jim Chambers	None	None

Larry Young	None	Caribbean Juices Limited from 2001-2004

Steve Driver	None	None

David Macnair	Director of Xtrapack Limited	None

Tamara Minick-Scokalo	None	None

Mark Reckitt	None	None

	Current directorships, offices	Previous directorships, offices
Director/Senior Manager	and partnerships	and partnerships

Matt Shattock	None	None

Chris Van Steenbergen	None	None

Henry Udow	None	None

Rajiv Wahi	None	None

Save as set out above, none of the Directors or Senior Managers has any business interests, nor performs any activities, outside the Group which are significant with respect to the Group.

As at the date of this Prospectus, no Director or Senior Manager has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the Company’s or the Group’s business and which was effected by the Company or any member of the Group during the current or immediately preceding financial year or during an earlier financial year and which remains in any respect outstanding or unperformed.

At the date of this Prospectus, there are no outstanding loans granted by the Company or any member of the Group to any Director or Senior Manager, nor has any guarantee been provided by the Company or any member of the Group for their benefit.

At the date of this Prospectus, there are no family relationships between any of the Directors or Senior Managers and, during the five years immediately prior to the date of this Prospectus, none of the Directors or Senior Managers has:

•	been convicted in relation to a fraudulent offence;

•	been associated with any bankruptcies, receiverships or liquidations while acting in their capacity as a member of an administrative, management or supervisory body of a company, a partner with unlimited liability, a founder or a member of senior management of a company; or

•	received an official public incrimination and/or sanction by a statutory or regulatory authority (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory body of an issuer or from acting in the management or conduct of the affairs of any issuer.

None of the Directors or Senior Managers was selected as a Director or Senior Manager as a result of any arrangement or understanding with a major shareholder, customer, supplier or any other person.

Save for their capacities as persons legally and beneficially interested in Cadbury Schweppes Ordinary Shares and, following Admission, Ordinary Shares and Beverages Shares, as at the date of this Prospectus there are:

•	no potential conflicts of interest between any duties to the Company of the Directors and Senior Managers and their private interests and/or other duties; and

•	no restrictions agreed by any Director or Senior Manager on the disposal within a certain time of their holdings in Cadbury Schweppes plc’s or the Company’s securities.

7.	Directors’ service contracts and letters of appointment and remuneration of Directors and Senior Managers

7.1	Directors’ service contracts and letters of appointment

All executive Directors have contracts which are terminable by their employer giving one year’s notice, or by the executive Director giving six months’ notice. Todd Stitzer’s service contract expires on 31 March, 2017, Bob Stack’s on 31 May, 2015 and Ken Hanna’s on 30 April, 2018. The contracts include provisions on non-competition and non-solicitation. These provisions state that if the executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with the Group. Also, the executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company. If any executive Director’s employment is terminated without cause, or if the executive Director resigns for good reason, payment of 12 months’ worth of base salary and target Annual Incentive Plan (see section 7.4 below) will be made, together with benefits for up to 12 months, or for a shorter period if the executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control.

Under their secondment arrangements, Bob Stack and Todd Stitzer are entitled to six months’ employment with their employing company in the US if there are no suitable opportunities for them when their secondments end. All the executive Directors’ contracts are 12-month rolling contracts and accordingly, no contract has a fixed or unexpired term. All the executive Directors’ contracts are dated 1 July, 2004 except for Ken Hanna’s, which is dated 1 March, 2004, and were all varied in March 2007 to take account of UK age discrimination legislation.

(A)	Chairman

Sir John Sunderland was appointed chairman and non-executive Director of Cadbury Schweppes plc with effect from 24 August, 2006 pursuant to a letter of re-appointment dated 28 July, 2006. He is entitled to receive a fee of £400,000 per annum and also has access to a car and driver for business purposes. He was appointed chairman of the Company on 14 February, 2008. He will retire as chairman and non-executive Director of Cadbury Schweppes plc and Cadbury plc with effect from mid-2008 and will be succeeded by Roger Carr.

(B)	Executive Directors

Todd Stitzer is employed by Cadbury Schweppes plc pursuant to a service contract dated 1 July, 2004 (as amended by a letter of variation dated 30 March, 2007), and a secondment arrangement with a US group company. His employment will continue until 31 March, 2017 or until terminated earlier by not less than 12 months’ written notice by his employing company or by not less than six months’ written notice by Mr Stitzer. Mr Stitzer is entitled to six months’ employment in the US if he decides to end his secondment on a review date (once every two years) or if, during his secondment, his employment is terminated by his employing company or he resigns for a good reason (as set out in the service contract). If Mr Stitzer’s employment is terminated without cause or if he resigns for good reason, he will be entitled to a payment of 12 months’ worth of base salary and target Annual Incentive Plan, together with benefits for up to 12 months. Mr Stitzer is entitled to an annual base salary of US$1,740,000 which will increase to US$1,827,000 with effect from 24 March, 2008 and this is reviewed at least annually. In addition, he is entitled to participate in the Annual Incentive Plan, the Long Term Incentive Plan, the Bonus Share Retention Plan, discretionary share option plans and the savings-related share option scheme operated by the Group in the US (see below). His benefits also include participation in US pension arrangements (including the Supplemental Executive Retirement Plan (SERP)) and a number of employee benefit plans offered by his employing company in the US, entitlement to a company car, reimbursement of business expenses and expatriate arrangements. He was appointed to the Board of Cadbury plc on 14 February, 2008.

Ken Hanna is employed by Cadbury Schweppes plc pursuant to a service contract dated 1 March, 2004 (as amended by a letter of variation dated 30 March, 2007). His employment will continue until 30 April, 2018 or until terminated earlier by not less than 12 months’ written notice by the Company or by not less than six months’ written notice by Mr Hanna. If Mr Hanna’s employment is terminated without cause or if he resigns for good reason (as set out in the service contract) he will be entitled to a payment of 12 months’ worth of base salary and target Annual Incentive Plan, together with benefits for up to 12 months. Mr Hanna is entitled to an annual base salary of £605,000 which will increase to £635,000 with effect from 24 March, 2008 and this is reviewed at least annually. In addition, he is entitled to participate in the Annual Incentive Plan, the Long Term Incentive Plan, the Bonus Share Retention Plan, discretionary share option plans, and the savings-related share option scheme and share incentive plan operated by the Group in the UK (see below). His benefits also include accident cover and a contribution equal to 30 per cent of his base salary in lieu of a pension contribution, disability benefits and life cover. He is also entitled to a company car, reimbursement of business expenses and medical benefits. He was appointed to the Board of Cadbury plc on 14 February, 2008.

Bob Stack is employed pursuant to a service contract dated 1 July, 2004 (as amended by a letter of variation dated 30 March, 2007) and a secondment arrangement with a US group company. His employment will continue until 31 May, 2015 or until terminated earlier by not less than 12 months’ written notice by his employing company or by not less than six months’ written notice by Mr Stack.

Mr Stack is entitled to six months’ employment in the US if he decides to end his secondment on a review date (once every two years) or if, during his secondment, his employment is terminated by his employing company or he resigns for a good reason (as set out in the service contract). If Mr Stack’s employment is terminated without cause or if he resigns for good reason, he will be entitled to a payment of 12 months’ worth of base salary and target AIP, together with benefits for up to 12 months. Mr. Stack is entitled to an annual base salary of US$925,000 which will increase to US$975,000 with effect from 24 March, 2008 and this is reviewed at least annually. In addition, he is entitled to participate in the Annual Incentive Plan, the Long Term Incentive Plan, the Bonus Share Retention Plan, discretionary share option plans and the savings-related share option scheme operated by the Company in the US. His benefits also include participation in US pension arrangements (including the SERP) and a number of employee benefit plans offered in the US, entitlement to a company car, reimbursement of business expenses and expatriate arrangements. He was appointed to the Board of Cadbury plc on 14 February, 2008.

(C)	Independent Non-Executive Directors

Sanjiv Ahuja was appointed pursuant to a letter of appointment as a non-executive Director of Cadbury Schweppes plc for an initial three-year term with effect from 19 May, 2006. He is entitled to receive a fee of £55,000 per annum. He was appointed to the Board of Cadbury plc on 14 February, 2008.

Dr Wolfgang Berndt was appointed pursuant to a letter of appointment as a non-executive Director of Cadbury Schweppes plc for an initial three-year term with effect from 17 January, 2002, his current term being for three years from 19 February, 2008. He is entitled to receive a fee of £67,500 per annum. He was appointed to the Board of Cadbury plc on 14 February, 2008.

Roger Carr was appointed pursuant to a letter of appointment as a non-executive Director of Cadbury Schweppes plc for an initial three-year term with effect from 22 January, 2001, his current term being for three years from 26 November, 2006. He is entitled to receive a fee of £105,000 per annum. Mr Carr is the Company’s Senior Independent Non-Executive Director and Deputy Chairman and will succeed Sir John Sunderland as Chairman from mid-2008. He was appointed to the Board of Cadbury plc on 14 February, 2008.

Guy Elliott was appointed pursuant to a letter of appointment as a non-executive Director of Cadbury Schweppes plc for an initial three-year term with effect from 27 July, 2007. He is entitled to receive a fee of £70,000 per annum. He was appointed to the Board of Cadbury plc on 14 February, 2008.

Ellen Marram was appointed pursuant to a letter of appointment as a non-executive Director of Cadbury Schweppes plc for an initial three-year term with effect from 1 June, 2007. She is entitled to receive a fee of US$140,000 per annum. She was appointed to the Board of Cadbury plc on 14 February, 2008.

Lord Patten was appointed pursuant to a letter of appointment as a non-executive Director of Cadbury Schweppes plc for an initial three-year term with effect from 1 July, 2005. He is entitled to receive a fee of £65,000 per annum. He was appointed to the Board of Cadbury plc on 14 February, 2008.

Raymond Viault was appointed pursuant to a letter of appointment as a non-executive Director of Cadbury Schweppes plc for an initial three-year term with effect from 1 September, 2006. He is entitled to receive a fee of US$140,000 per annum. He was appointed to the Board of Cadbury plc on 14 February, 2008.

7.2	Overview of remuneration elements for executives including executive Directors

The remuneration of executives, including executive Directors, involves the following elements:

•	base salary (and benefits in kind) — this reflects the market value of an individual’s role and his or her skills and experience;

•	Annual Incentive Plan — this incentivises delivery of performance goals for each year;

•	Bonus Share Retention Plan — this is a voluntary investment programme which incentivises sustained annual growth and aids retention of executives, whilst encouraging share ownership; and

•	Long Term Incentive Plan — this incentivises long-term value creation and aids retention of executives.

7.3	Salaries and benefits in kind for executive Directors

In setting the base salary of each executive Director, the Remuneration Committee takes into account market competitiveness, salaries paid by an international comparator group of companies, the performance of each individual executive Director, any changes in position or responsibility and pay and conditions throughout the Group. This structure takes account of the reward structure in place for executives below Board level, and that used by comparable companies. In addition to base salary, the executive Directors also receive benefits in kind. In FY 2007, the rate of base salary increases for executive Directors was between 4.5 per cent and 6.1 per cent. These included adjustments relating to changing circumstances. Salaries paid to Todd Stitzer and Bob Stack are paid in US dollars, and the sterling amounts shown in this section have been calculated at the average exchange rate for 2007.

7.4	Annual Incentive Plan

Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, and achievement against key performance indicators and personal objectives, as determined by the Remuneration Committee. Executive Directors are eligible to receive up to 200 per cent of base salary based upon a combination of quantitative financial measures, key performance indicators and personal objectives as determined by the Remuneration Committee for each plan year. In FY 2007, awards were based on the delivery of underlying economic profit (“UEP”), defined as underlying profit from operations less a charge for the weighted average cost of capital, and growth in revenue, both key elements of the annual contract. If the Group’s trading margin was below the contracted level, the revenue element of the award was reduced at all levels of performance except at the threshold level. Furthermore, if targets were only achieved at the expense of lowering returns on total invested capital, the Remuneration Committee reserved the right to reduce AIP payments accordingly. For 2007, the award was weighted 45 per cent on the delivery of UEP and 30 per cent on the growth in revenue. Key performance indicators and personal objectives accounted for 25 per cent of the maximum award for 2007. For 2007 and 2008, this part of the AIP is not eligible for inclusion in the BSRP.

AIP awards to executive Directors for FY 2006 and FY 2007 were as follows:

		Percentage of total relating to:
				Key performance
	Total (as a % of			indicators and
	base salary)	UEP	Revenue growth	personal objectives
2006	74.2%	58.1%	41.9%	Nil
2007	155.3%	33.7%	34.1%	32.0%

7.5	Bonus Share Retention Plan

The BSRP is an essential element of the Group’s total reward programme and has been a key factor in helping and encouraging executives to retain a substantial holding of Cadbury Schweppes shares. It is available to a group of approximately 115 senior executives, including the executive Directors. It enables participants to receive all or part of their eligible AIP award as an award in shares (or to invest in purchasing shares) and receive a matching award of additional shares which normally vests after three years, in part subject to financial performance conditions.

A summary of the Company’s BSRP (which is similar to the BSRP that has been operated by Cadbury Schweppes) is set out in section 9 of this Part XIII.

7.6	Long Term Incentive Plan

A number of senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. The award is designed to incentivise long-term value creation and vests after three years subject to achievement against financial performance criteria.

A summary of the Company’s LTIP (which is similar to the LTIP that has been operated by Cadbury Schweppes) is set out in section 9 of this Part XIII.

7.7	Discretionary share option plans

Discretionary share options are not currently part of the Group’s remuneration programme. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any Director or Senior Manager or any member of any Director’s or Senior Manager’s immediate family during FY 2007 save as set out in table seven in section 7.10 of this Part XIII. The current intention is that discretionary share options will not be granted unless general market conditions change or if there are particular circumstances that arise where an option grant would be appropriate.

7.8	Other share plans

Each executive Director and Senior Manager will also have the opportunity to participate in the savings-related share option scheme operated in the country in which his or her contract of employment is based. Further details on these schemes are set out in section 9 of this Part XIII.

7.9	Chairman and non-executive Directors

Sir John Sunderland, non-executive Chairman of the Company, is provided with a car and chauffeur.

The Group normally appoints non-executive Directors for an initial period of three years. Unless otherwise determined by the Board, the maximum term for a non-executive Director is nine years.

Fees for non-executive Directors are determined by the Board within the limits set by the relevant articles of association. To ensure that the interests of the non-executive Directors are aligned with those of shareholders, all non-executive Directors have chosen to utilise a percentage of their fees (between 50 per cent and 100 per cent) to purchase shares in the Company, which will be bought within five business days of each relevant payment. Each non-executive Director has undertaken to hold such shares during the term of his or her appointment. The non-executive Directors do not have service contracts with the Company.

	Date of initial	Commencement	Expiry date of
Name	appointment	date of current term	current term

Sir John Sunderland	5 May, 1993	24 August, 2006	22 May, 2008
Roger Carr	22 January, 2001	26 November, 2006	25 November, 2009
Sanjiv Ahuja	19 May, 2006	19 May, 2006	19 May, 2009
Dr Wolfgang Berndt	17 January, 2002	18 February, 2008	18 February, 2011
Guy Elliott	27 July, 2007	27 July, 2007	27 July, 2010
Ellen Marram	1 June, 2007	1 June, 2007	1 June, 2010
Lord Patten	1 July, 2005	1 July, 2005	1 July, 2008
Raymond Viault	1 September, 2006	1 September, 2006	1 September, 2009

David Thompson was initially appointed to the Board of Cadbury Schweppes on 9 March, 1998 and retired on 8 March, 2008. He has not therefore been appointed to the Board of Cadbury plc.

Fees for the independent non-executive Directors will be reviewed annually and the following table sets out the rates of fee payable with effect from May 2008:

Annual fees payable

Chairman	£400,000
Deputy Chairman	£105,000
Other non-executive Directors:
— non-US based	£55,000
— US based	$140,000
Fee supplement for Committee Chairmen
— Audit	£15,000
— Remuneration	$15,000/£12,500
— Corporate and Social Responsibility	£10,000

7.10	Directors’ and Senior Managers’ remuneration tables for FY 2007

Two of the executive Directors invested some of their eligible AIP award in Cadbury Schweppes Ordinary Shares through the Bonus Share Retention Plan rather than taking it as cash.

In the following tables, references to Senior Managers are to the individuals who were Senior Managers (other than the executive Directors) during all or any part of FY 2007 (rather than to the Senior Managers at the date of this Prospectus).

Directors’ remuneration summary (table one)

	FY 2007	FY 2006
	£000	£000

Total remuneration:
Fees as Directors	960	902
Salaries and other benefits	3,300	3,198
Annual Incentive Plan/Bonus Share Retention Plan awards(a)	3,566	2,019
Gains on share plans	2,196	3,263
Pensions paid to former executive Directors	34	33

Notes

(a)	These amounts relate to the Annual Incentive Plan awards for each year. The total shown includes the service related match to be awarded under the Bonus Share Retention Plan to each Director based on the AIP award which they have invested in 2008 and which will vest (normally) in three years’ time. The performance related matching award is shown in table six.

Executive Directors’ and Senior Managers’ remuneration (table two)

	Base		Other	AIP/	FY 2007	FY 2006
	Salary	Allowances(a)	benefits(b)	BSRP(c)	total	total
	£000	£000	£000	£000	£000	£000

Ken Hanna	599	205	—	939	1,743	1,344
Bob Stack(d)	459	360	125	912	1,856	1,397
Todd Stitzer(d)	862	493	173	1,715	3,243	2,473
Senior Managers(f)(g)	3,408	1,299	852	5,663	11,222	8,294

Directors’ and Senior Managers’ gains on share plans (table three)

	BSRP
	performance	LTIP	Gains on
	awards earned	awards earned	exercise of	FY 2007	FY 2006
	in FY 2007	in FY 2007	share options	total	total
	£000	£000	£000	£000	£000

Sir John Sunderland	—	170	—	170	1,242
Ken Hanna(e)	100	426	—	526	558
Bob Stack	78	335	315	728	514
Todd Stitzer	144	628	—	772	949
Senior Managers(f)	261	2,252	1,122	3,635	3,301

Notes to tables two and three above

(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) and expatriate Senior Managers relates to income tax payments. As taxation rates in the US are lower than in the UK, US tax payers are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals to the UK. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years which can create distortions when assessing year-on-year movements. For all Directors and Senior Managers, allowances include flexible benefits and car allowances. Ken Hanna’s allowances include an amount equal to 30 per cent of his base salary in lieu of a pension contribution, disability benefits and life cover.

(b)	Other benefits include company cars and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.

(c)	The total AIP award shown was awarded in respect of 2007 performance and invested in the BSRP on 4 March, 2008 by Bob Stack and Todd Stitzer. The amount shown includes the service related matching award to be awarded under the BSRP to each Director and the aggregate for Senior Managers. The performance related conditional matching awards are shown in table six.

(d)	Todd Stitzer’s and Bob Stack’s base salaries are calculated in US dollars as follows: Todd Stitzer — US$1,726,000; Bob Stack — US$919,000.

(e)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March, 2007. The mid-market price on that date was £6.48.

(f)	For all remuneration, the aggregate amounts shown for the Senior Managers are only those amounts paid to individuals whilst they were Senior Managers. Larry Young became a Senior Manager when he was appointed as President and Chief Executive Officer and Director of DPS on 10 October, 2007.

(g)	In addition, payments were made in connection with the cessation of employment of some Senior Managers. In 2006, these totalled £395,000 and in 2007, £2,008,000.

Non-executive Directors’ fees and benefits (table four)

			Fee for
	Other	Board fee	chairing a	FY 2007
	benefits(b)	committee	committee	total	FY 2006
	£000	£000	£000	£000	£000

Sanjiv Ahuja	—	55	—	55	32
Wolfgang Berndt	1	55	8	64	51
Rick Braddock(a)	—	28	3	31	84
Roger Carr	—	105	—	105	101
Guy Elliott(a)	—	24	—	24	—
Ellen Marram(a)	12	40	—	52	—
Lord Patten	—	55	10	65	51
Sir John Sunderland	1	400	—	401	384
David Thompson†(a)	—	55	15	70	66
Rosemary Thorne(a)	—	37	—	37	51
Raymond Viault	10	70	—	80	24

Notes

(a)	Guy Elliott was appointed as a non-executive Director on 27 July, 2007 and Ellen Marram was appointed as a non-executive Director on 1 June, 2007. Rick Braddock resigned as a Director on 24 May, 2007, Rosemary Thorne resigned as a Director on 5 September, 2007 and David Thompson retired as a Director on 8 March, 2008.

(b)	Other benefits were personal use of a car and chauffeur by Sir John Sunderland and a travel allowance for certain non-executive Directors. None of the non-executives (other than Sir John Sunderland) received any other emoluments during FY 2007.

†	David Thompson was a non-executive Director of Cadbury Schweppes plc during 2007 but retired as a Director of Cadbury Schweppes plc on 8 March, 2008.

Directors’ and Senior Managers’ interests in the Long Term Incentive Plan (table five)

	Interest in
	shares at				Interest in
	31 December,				shares as at
	2006 (or	Interest			31 December,
	date of	in shares		Interest	2007 (or date	Dividend
	appointment	awarded in	Shares	in shares	of resignation	shares awarded
	if later)(a)	FY 2007(b)	vested(c)	lapsed(d)	if earlier)(e)	and vesting(c)

Ken Hanna	354,669	174,540	72,008	57,888	399,313	5,619
Bob Stack	396,142	144,638	56,616	121,887	362,277	4,418
Todd Stitzer	680,554	272,076	106,110	196,454	650,066	8,280
Sir John Sunderland(f)	346,761	—	28,654	165,893	152,214	2,236
Senior Managers	1,697,817	908,056	289,877	432,235	1,883,761	22,616

Notes

(a)	Interests as at 31 December, 2006 are potential interests shown at their maximum number of shares in respect of the extended 2002–2004 and 2003–2005 cycles, and the 2005–2007 and 2006–2008 cycles.

(b)	The interests in shares awarded in 2007 relate to the 2007–2009 cycle. The mid-market price on 29 March, 2007 when these awards were made was £5.44.

(c)	Shares vested on 4 March, 2008 were in respect of the 2005–2007 cycle and (shown separately) shares which were awarded and vested in respect of dividends paid during the performance period, in accordance with ABI guidelines. The mid-market price on 4 March, 2005 when the awards were made was £5.07 and on 4 March, 2008 (when the awards vested) was £5.49.

(d)	All interests in shares in respect of the 2002–2004 cycle lapsed at the end of the financial year as did that part of the 2005–2007 cycle which did not vest.

(e)	Interests as at 31 December, 2007 are potential interests shown at their maximum number in respect of the extended 2003–2005 cycle, and the 2006–2008 and 2007–2009 cycles. At the present time it is anticipated that no cycle will vest at maximum.

(f)	Sir John Sunderland’s employment ceased on 24 August, 2005 and consequently a proportion of his outstanding LTIP awards lapsed in 2006 and 2007 in accordance with the rules of the plan.

(g)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December, 2009 at the latest.

Executive Directors’ and Senior Managers’ performance related interests in the Bonus Share Retention Plan (table six)

This table shows the maximum performance related matching award granted to each Director in respect of the investment made by the Director of his AIP award in the BSRP.

	Maximum				Total of maximum
	performance	Maximum			performance
	related award	performance			related awards
	in respect of	related award		Interest in	in respect of
	FY 2004 to	in respect of	Shares vested	shares lapsed	FY 2005 to
	FY 2006	FY 2007(a)	in FY 2007(b)	in FY 2007	FY 2007(c)

Ken Hanna	152,207	—	18,226	36,454	97,527
Bob Stack	126,263	49,710	14,150	28,301	133,513
Todd Stitzer	232,375	93,510	26,208	52,418	247,259
Senior Managers	553,534	304,506	48,892	104,293	758,855

Notes

(a)	The monetary value of the service-related awards for previous BSRP cycles is included in the AIP/BSRP awards shown in tables one and two. The interests shown in this table are performance related awards shown at their maximum number. Performance related matching awards are made in March in respect of the previous year’s AIP investment (i.e. in March, 2008 for 2007 AIP). Shares purchased by Directors for the 2008–2010 cycle using their AIP investment were acquired on 4 March, 2008 at a price of £5.95 per share as follows: Bob Stack–81,738 shares, Todd Stitzer–153,755 shares. The service related awards for this cycle are: Bob Stack–32,695 shares, Todd Stitzer–61,502 shares.

(b)	The mid-market price on 4 March, 2005 when the awards were made was £5.07, and on 4 March, 2008 (when the awards vested) was £5.49.

(c)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December, 2010 at the latest.

Directors’ and Senior Managers’ options over Cadbury Schweppes Ordinary Shares (table seven)

	As at		As at
	1 January,		31 December,
	2007		2007			Gain
	(or date of		(or date of		Market price	made on
	appointment		resignation	Exercise	at exercise	exercise	Exercisable
Name of Director and Scheme	if later)	Exercised(d)	if earlier)	price £	date(e)£	£000(f)	from	to

Ken Hanna
SOP 94(a)	125,000	—	125,000	4.2475			27 Mar 2007	26 Mar 2014
SOP 04(b)	205,000	—	205,000	4.395			28 Aug 2007	27 Aug 2014
SOP 04(b)	200,000	—	200,000	5.255			2 Apr 2008	1 Apr 2015
SAYE(c)	4,699	—	4,699	3.5160			1 Feb 2010	31 Jul 2010

	534,699	—	534,699

Bob Stack
SOP 94(a)	250,000	—	250,000	4.09			2 Sep 2003	1 Sep 2010
SOP 94(a)	250,000	—	250,000	4.77			1 Sep 2004	31 Aug 2011
SOP 94(a)	250,000	—	250,000	4.825			24 Aug 2005	23 Aug 2012
SOP 94(a)	350,000	100,000	250,000	3.515	6.66	315	10 May 2006	9 May 2013
SOP 04(b)	177,000	—	177,000	4.395			28 Aug 2007	27 Aug 2014
SOP 04(b)	151,500	—	151,500	5.255			2 Apr 2008	1 Apr 2015

	1,428,500	100,000	1,328,500			315

Todd Stitzer
SOP 94(a)	275,000	—	275,000	4.77			1 Sep 2004	31 Aug 2011
SOP 94(a)	300,000	—	300,000	4.825			24 Aug 2005	23 Aug 2012
SOP 94(a)	500,000	—	500,000	3.515			10 May 2006	9 May 2013
SOP 04(b)	327,000	—	327,000	4.395			28 Aug 2007	27 Aug 2014
SOP 04(b)	284,000	—	284,000	5.255			2 Apr 2008	1 Apr 2015

	1,686,000	—	1,686,000

Senior Managers(d)	4,046,766	324,964	3,729,773	3.39	6.62	1,122	13 Sep 2000	25 Nov 2015

No payment was made on the granting of any of these options, and none of the terms and conditions relating to these options have been varied.

Notes

(a)	Share Option Plan 1994.

(b)	Share Option Plan 2004.

(c)	Savings-Related Share Option Scheme 1982.

(d)	No options lapsed during the year and no options were granted during the year in respect of Directors. 7,971 options in all-employee plans were granted to Senior Managers. The exercise price shown is the weighted average exercise price of options exercised in the year.

(e)	The market price of an ordinary share on 31 December, 2007 (the last dealing day in the financial year) was £6.21. The highest and lowest market prices of an ordinary share in the year were £7.235 and £5.29 respectively.

(f)	Where some or all of the shares were sold immediately after the exercise of an option, the gain shown is the actual gain made by the Director or Senior Manager. If some or all of the shares were retained, the gain is a notional gain calculated using the market price on the date of exercise. When an option was exercised or shares were sold in parts on a number of different days in the year, the gain shown is the aggregate gain from all those exercises.

Ownership of Cadbury Schweppes Ordinary Shares (table eight)

	As at	As at
	1 January, 2007	31 December, 2007
	(or date of appointment	(or date of resignation	As at
	if later)	if earlier)	13 March, 2008

Sanjiv Ahuja	2,287	7,930	9,386
Wolfgang Berndt	81,439	86,733	88,067
Rick Braddock(d)	55,152	59,248	N/A
Roger Carr	47,368	55,792	57,914
Guy Elliott(a)	1,500	2,356	3,445
Ken Hanna(b)(c)	499,260	623,617	627,700
Ellen Marram(a)	0	1,880	3,312
Lord Patten	5,448	9,837	10,949
Bob Stack(c)	838,558	954,441	1,039,861
Todd Stitzer(c)	647,244	822,363	860,029
Sir John Sunderland(c)	939,075	787,594	787,594
David Thompson(d)	45,610	51,198	N/A
Rosemary Thorne(d)	9,035	13,135	N/A
Raymond Viault(a)	9,736	15,372	16,804
Senior Managers(c)(e)	1,687,749	2,102,749	2,297,619

Notes

To accurately reflect the share ownership for each Director, as shown in the Register of Directors’ Interests, the holdings for each Director in tables seven and eight should be added together.

(a)	Ellen Marram was appointed as a non-executive Director on 1 June, 2007 and Guy Elliott was appointed as a non-executive Director on 27 July, 2007.

(b)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March, 2007. The mid-market price on that date was £6.48. Ken Hanna’s shareholding shown above includes 150,000 of these restricted shares, vesting in two tranches of 75,000 shares each in March 2008 and 2009 if he is still employed by the Company at that time.

(c)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plan and LTIP shares held in trust.

(d)	The following non-executive Directors retired during the year: Rick Braddock on 24 May, 2007, Rosemary Thorne on 5 September, 2007 and David Thompson on 8 March, 2008. Accordingly, disclosure of shares as at 13 March, 2008 is not applicable.

(e)	Shareholdings of Senior Managers also include restricted share awards, the release of which is dependent upon specified performance conditions.

Expected ownership of Cadbury plc Ordinary Shares (table nine)

Number of Ordinary Shares
immediately following
Director/Senior Manager	Admission

Sir John Sunderland	504,060
Roger Carr	37,064
Todd Stitzer	550,418
Ken Hanna	401,728
Bob Stack	665,511
Sanjiv Ahuja	6,007
Dr Wolfgang Berndt	56,362

Number of Ordinary Shares
immediately following
Director/Senior Manager	Admission

Guy Elliott	2,204
Ellen Marram	2,119
Lord Patten	7,007
Raymond Viault	10,754
Jim Chambers	140,144
Larry Young	46,619
Steve Driver	84,419
David Macnair	189,884
Tamara Minick-Scokalo	6,400
Mark Reckitt	207,481
Matt Shattock	250,588
Chris van Steenbergen	130,424
Henry Udow	266,148
Rajiv Wahi	148,366

Notes

(a)	Includes the interests (all of which are beneficial) of the Directors and Senior Managers, their immediate families and (so far as is known to them or could with reasonable diligence ascertained by them) persons connected (within the meaning of section 96B(2) of FSMA) with them in the issued ordinary share capital of the Company as are expected to exist immediately following Admission by virtue of the effect of the Scheme in relation to Cadbury Schweppes Ordinary Shares.

(b)	Expected interests in the share capital of the Company detailed above include (i) those arising pursuant to transactions required to be notified pursuant to rule 3.1.2R of the Disclosure and Transparency Rules and (ii) those of connected persons of the Directors and Senior Managers (within the meaning of section 96B(2) of FSMA), which would, if such connected person were a Director or Senior Manager, be required to be notified under (i) above, and the existence of which is known or could with reasonable diligence be ascertained by such Director or Senior Manager.

(c)	Assumes that the interests of the Directors, the Senior Managers and persons connected with them in the issued ordinary share capital of Cadbury Schweppes plc as at 13 March, 2008 (the latest practicable date prior to publication of this Prospectus) do not change, that the Subscriber Shares have been converted into Deferred Shares and that all options in Cadbury Schweppes plc exercisable before the Scheme Effective Date have been exercised.

As at 13 March, 2008, each Director and each Senior Manager owns less than 0.1 per cent of the issued share capital of Cadbury Schweppes plc and, immediately following Admission, each Director and each Senior Manager will own less than 0.1 per cent of the issued share capital of the Company.

The interests of the Directors, Senior Managers and persons connected with them (within the meaning of section 96B(2) of FSMA) together represent approximately 0.3 per cent of the issued ordinary share capital of Cadbury Schweppes plc in existence as at 13 March, 2008 (the latest practicable date prior to the publication of this Prospectus) and are expected (see note (c) to table nine above) to represent approximately 0.3 per cent of the proposed Ordinary Share capital of the Company immediately following Admission.

The interests described above are based on those interests in Cadbury Schweppes Ordinary Shares which have been notified to Cadbury Schweppes plc pursuant to rule 3.1.2R of the Disclosure and Transparency Rules as at 13 March, 2008 (the latest practicable date prior to the publication of this Prospectus).

To accurately reflect the interests in shares of each Director, as shown in the Register of Directors’ Interests, or the interests of each Senior Manager, the holdings for that Director or that Senior Manager in tables seven and eight should be added together.

A summary of the effects of the Proposals on awards under the Cadbury Schweppes Share Schemes is set out in section 9 of this Part XIII.

Save as set out above, upon Admission none of the Directors or Senior Managers (nor any person connected with them within the meaning of section 96B(2) of FSMA) are expected to have any interest (beneficial or non-beneficial) in the issued share capital of the Company. Save as set out above, as at 13 March, 2008 (the latest practicable date prior to the publication of this Prospectus), none of the Directors or Senior Managers (nor any person connected with them within the meaning of section 96B(2) of FSMA) has any interest (beneficial or non-beneficial) in the issued share capital of the Company or any member of the Group.

7.11	Miscellaneous

There is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this Prospectus.

Save as disclosed above, there will be no variation to the total emoluments receivable by the Directors as a result of the Proposals.

8.	Major shareholders

Insofar as is known to the Company by reference to relevant notifications made in accordance with rule 5.1 of the Disclosure and Transparency Rules, as at 13 March, 2008 (the latest practicable date prior to the publication of this Prospectus), the only persons who hold voting rights, whether direct or indirect, and/or holdings, whether direct or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire, 3 per cent or more of the issued ordinary share capital of Cadbury Schweppes plc are as follows:

	Number of Cadbury	Percentage of issued
	Schweppes Ordinary	ordinary share
	Shares in which	capital of Cadbury
	there is an interest	Schweppes plc
Name	as at 13 March, 2008	as at 13 March, 2008

Morgan Stanley Investment	150,787,720	7.14%
Management Limited
Legal & General Group plc	106,419,523	5.04%
Franklin Resources Inc.	83,732,422	3.97%
Trian (Nelson Peltz)	72,965,267	3.46%

Trian (Nelson Peltz) has recently indicated that they and certain of their affiliates have increased their economic interest in Cadbury Schweppes Ordinary Shares to approximately 4.5 per cent. It is understood that the instrument through which the increased interest is held is not reportable and Cadbury Schweppes has not received formal notification of the increase in writing.

Save as disclosed above, the Company is not aware of any person who holds voting rights, whether direct or indirect, of (and/or holdings, whether direct or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire) 3 per cent or more of the issued ordinary share capital of Cadbury Schweppes plc.

Insofar as is known to the Company by reference to relevant notifications made in accordance with rule 5.1 of the Disclosure and Transparency Rules, as at 13 March, 2008 (the latest practicable date prior to the publication of this Prospectus), the following persons are expected† to be the only persons who will hold voting rights, whether direct or indirect, of (and/or holdings, whether direct or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire) 3 per cent or more of the issued Ordinary Share capital of the Company immediately following Admission by virtue of the effect of the Scheme in relation to Cadbury Schweppes Ordinary Shares:

	Number of Ordinary
	Shares in which	Percentage of issued
	there will be an	ordinary share
	interest immediately	capital of the
Name	following Admission	Company†

Morgan Stanley Investment Management Limited	96,504,140	7.14%
Legal & General Group plc	68,108,494	5.04%
Franklin Resources Inc.	53,588,780	3.97%
Trian (Nelson Peltz)	46,697,770	3.46%

Based on the interests that the Board is aware of, it is also expected† that Trian (Nelson Peltz) and their affiliates will have an interest in a further 1.03 per cent of the issued ordinary share capital of the Company.

None of the shareholders listed above has, or will have, voting rights that are different to any other holder of Cadbury Schweppes Ordinary Shares or Ordinary Shares.

† Assumes that the interests of such persons in the issued share capital of Cadbury Schweppes plc as at 13 March, 2008 do not change and that no options or awards in Cadbury Schweppes plc are exercised after that date.

As at the date of this Prospectus, the Company is not aware of any person who directly or indirectly, acting jointly with others or acting alone, could exercise control over Cadbury Schweppes plc or, immediately following Admission, over the Company.

9.	Employee Share Schemes

Where awards under the Executive Share Schemes are subject to performance conditions, the rules of the schemes provide in most cases that the awards should vest in accordance with the performance conditions measured over the shortened period to the date of the First Court Hearing or to such greater or lesser extent that the Remuneration Committee may decide if it considers that the performance conditions would have been met to a greater or lesser extent over the normal performance period. The rules then provide, in most cases, for the awards to be pro-rated for time (taking into account the period from grant as a proportion of the normal performance period). As an alternative, participants may be required to exchange their awards for awards over shares in Cadbury plc or another company. Similarly, on a company leaving the Group, the rules generally provide for the awards of the employees of that company to be time pro-rated.

The Remuneration Committee of the Cadbury Schweppes Board has determined that the general approach to the awards under the Executive Share Schemes should be:

•	to test for performance on a fair value basis (see below);

•	to time pro-rate the awards of the Americas Beverages’ participants and convert those awards into awards over DPS Shares of an equivalent value to be released at the end of the normal period; and

•	to convert the vested awards of the remaining participants into awards over Ordinary Shares to be held in accordance with the rules of the relevant scheme, save as to performance conditions.

If the Demerger does not happen, the general approach is that all awards will be converted into awards over Ordinary Shares to be held in accordance with the rules of the relevant scheme with appropriately adjusted performance conditions.

Where the performance conditions are assessed at the time of the Scheme, the number of shares becoming due (before any time pro-rating) will be set so as to have a value equal to the fair value of the awards on that date, calculated using widely accepted valuation models. The fair value will take into account performance against the relevant conditions up to the date of the Scheme and the probability that performance could improve or worsen over the remainder of the performance period to calculate an “average” value of the award. This approach is intended to ensure that early performance testing provides an outcome that is fair to the participants and shareowners. The concept of fair value and the associated valuation methodologies are central to the accounting standard for share based payments, IFRS2/FRS20.

For awards with total shareholder return (“TSR”) performance conditions, the calculation methodology is consistent to that used by Cadbury Schweppes under IFRS2. The calculation will take into account known TSR performance to separation. To the extent that Cadbury Schweppes is ahead of or behind the relevant comparators, the fair value will be higher or lower than when the award was granted.

For awards based on growth in underlying earnings per share (“UEPS”) or underlying economic profit (“UEP”), the fair value calculation will use the same underlying methodology as for TSR, but will also incorporate a projection of growth in UEPS/UEP. The key assumptions will be the average level of growth (which will be based on internal forecasts) and the variability of UEPS growth (which will be set based on an analysis of historic data).

In some cases, the objectives outlined above require amendments to the schemes and accordingly, shareowners’ approval is being sought at the General Meeting on 11 April, 2008 to amend the schemes to the extent necessary to achieve those objectives.

9.1	Awards outstanding

As at 13 March, 2008, the latest practicable date prior to the publication of this Prospectus, inclusive of the options and awards granted to Directors disclosed above, employees and former employees of the Group had options and awards over, or interests in, the following Cadbury Schweppes Ordinary Shares under the Cadbury Schweppes Share Schemes:

Executive scheme	Price to be paid		No of shares
	£
	From	To

Cadbury Schweppes Share Option Plan 2004	3.31	5.69	34,241,441
Cadbury Schweppes (New Issue) Share Option Plan 2004	4.39	5.71	21,333,701
Cadbury Schweppes Long Term Incentive Plans 1997 and 2004	N/A	N/A	6,909,718
Cadbury Schweppes Bonus Share Retention Plan 2004	N/A	N/A	9,054,941
Cadbury Schweppes International Share Award Plan	N/A	N/A	4,814,935

Savings related schemes	Price to be paid		No of shares
	From	To

Cadbury Schweppes Savings Related Share Option Scheme 1982	£3.15	£4.68	8,474,203
Cadbury Schweppes International Savings Related-Share Scheme 1988	£3.02	£4.68	602,297
Cadbury Schweppes Irish Savings Related Share Option Scheme 2000	£2.73	£5.21	783,407
Cadbury Schweppes Irish AVC Savings Related Share Option Scheme	£3.39	£5.21	308,499
Cadbury Schweppes plc Americas Employees Share Option Plan 2005	$9.14	$9.67	2,211,659
Cadbury Schweppes plc US Employees Share Option Plan 2005	$9.14	$9.67	1,896,498

Other schemes	Price to be paid		No of shares
£
	From	To	As at 13 March, 2008

Choices Share Incentive Plan+	N/A	N/A	1,478,951

Cadbury Schweppes Irish Employee Share Scheme*	N/A	N/A	N/A

+	These shares are either purchased with funds provided by the participant or represent awards made to participants at the cost of the employing companies. In either case, the shares are purchased in the open market. As at 13 March, 2008 (the latest practicable date prior to publication of this Prospectus), 1,193,207 Partnership Shares had been bought by employees and held on trust; 248,662 Matching Shares had been contributed by the Group and 36,707 Dividend Shares accrued on Partnership Shares.

*	In the last four years, eight appropriations under the Cadbury Schweppes Irish Employee Share Scheme, a profit sharing plan, totalling 101,806 shares have been made to eligible employees. The prices at which shares will vest between 7 June, 2006 and 11 December, 2009 range between £4.47 and £7.06.

9.2	Effect of the Proposals on the Cadbury Schweppes Share Schemes

This summary of the effect of the Proposals on awards under the Cadbury Schweppes Share Schemes assumes that changes to certain of the schemes are approved at the General Meeting and is subject to modification, where necessary or desirable, on account of local laws or where the implementation of the proposed treatment of participants’ awards would, in the opinion of the Board, be unduly onerous.

The Scheme will extend to any Cadbury Schweppes Ordinary Shares issued pursuant to the Cadbury Schweppes Share Schemes prior to the Second Court Hearing. The Scheme will not extend to Cadbury Schweppes Ordinary Shares allotted or issued at any time on or after the Second Court Hearing and, accordingly, an amendment to the Articles of Association of Cadbury Schweppes plc is proposed as described in paragraph 2 of Part II of the Circular incorporated by reference into Part V of this Prospectus.

(A)	The Share Option Plans

Participants will be able to exercise their vested options in full conditionally upon the Scheme being sanctioned by the Court. Alternatively, participants may exchange their vested options (and will be required to exchange their unvested options) for options over Ordinary Shares with an equivalent value; the replacement options will be held on the same terms and conditions as their existing options, save as to the performance conditions. Americas Beverages’ participants whose options are exchanged for options over

Ordinary Shares will have 12 months following the Demerger (or, if later, the third anniversary of the grant of the existing options) in which to exercise those options; at the end of that period, the replacement options will lapse.

(B)	The LTIP

The contingent share awards (being rights to Cadbury Schweppes Ordinary Shares in respect of a performance period that has already ended) will be converted into awards over Ordinary Shares of an equivalent value and held on the same terms and conditions as the existing awards. In the case of the Americas Beverages’ participants, the shares will be released as soon as practicable after the Demerger Effective Time.

The performance conditions applying to the basic awards (being awards in respect of performance periods that have not yet ended) will be assessed (as described in the beginning of this section 9) to determine the number of shares that will be due. The awards held by Americas Beverages’ participants will then be time pro-rated having regard to the proportion of the relevant performance period completed prior to the Demerger Effective Time and then converted into awards over DPS Shares with an equivalent value which will be released at the end of the normal performance period. The awards of the remaining participants will be converted into awards over Ordinary Shares with an equivalent value and will be held on the same terms and conditions as their existing awards, save as to performance conditions. If the Demerger does not take place, the performance conditions will not be assessed; instead, the awards of all participants will be converted into awards over Ordinary Shares with an equivalent value and held on the same terms and conditions as the existing awards, with appropriately adjusted performance conditions.

(C)	The BSRP

Participants in the BSRP have basic awards (representing bonuses that have been deferred) and matching awards. The basic awards and matching awards granted in 2008 will be converted into awards over Ordinary Shares with an equivalent value and held on the same terms and conditions as the existing awards, with appropriately adjusted performance conditions (where applicable). The performance conditions applying to the earlier matching awards will be assessed (as described in the beginning of this section 9) to determine the extent to which the shares will become due. The matching awards held by Americas Beverages’ participants will then be time pro-rated having regard to the proportion of the relevant performance period completed prior to the Demerger Effective Time and, together with the basic awards, converted into awards over DPS Shares with an equivalent value which will be released at the end of the normal performance period. The basic awards and the matching awards of the remaining participants will be converted into awards over Ordinary Shares with an equivalent value and will be held on the same terms and conditions as their existing awards, save as to performance conditions. If the Demerger does not take place, the performance conditions will not be assessed; instead, the awards of all participants will be converted into awards over Ordinary Shares with an equivalent value and held on the same terms and conditions as the existing awards, with appropriately adjusted performance conditions applying to the matching awards.

(D)	The ISAP

Where an award is subject to a performance condition, the condition will be assessed (as described in the beginning of this section 9) to determine the extent to which the shares will become due. The awards held by Americas Beverages’ participants will then be time pro-rated having regard to the proportion of the relevant performance period completed prior to the Demerger Effective Time and converted into awards over DPS Shares with an equivalent value and be released (or become exercisable) at the normal time (that is, at the end of the normal performance period or, as the case may be, on the normal vesting date). The awards of the remaining participants will be converted into awards over Ordinary Shares with an equivalent value and will be held on the same terms and conditions as their existing awards, save as to performance conditions. If the Demerger does not take place, the performance conditions will not be assessed; instead, the awards of all participants will be converted into awards over Ordinary Shares with an equivalent value and held on the same terms and conditions as the existing awards, with appropriately adjusted performance conditions (where applicable).

Where an award is not subject to a performance condition, the awards held by Americas Beverages’ participants will be converted into awards over DPS Shares with an equivalent value and be released (or become exercisable) on the normal vesting date. The awards of the remaining participants will be converted into awards over Ordinary Shares with an equivalent value and held on the same terms and conditions as their existing awards. If the Demerger does not take place, the awards of all participants will be converted into awards over Ordinary Shares with an equivalent value and held on the same terms and conditions as the existing awards.

A small number of employees (including Ken Hanna) have been granted awards of restricted shares under the ISAP. Under these, the participant becomes the beneficial owner of the shares in question but on terms that ownership of the shares may be forfeited in certain circumstances, in particular where the participant ceases to be employed within the Cadbury Schweppes Group (other than for a permitted reason) before the end of the specified period. In the UK, participants will incur an income tax and national insurance liability as a result of the Proposals even if they are required to replace the restricted shares with Ordinary Shares. In these circumstances, it has been decided that sufficient of the Cadbury Schweppes Ordinary Shares will be released to participants to enable them to meet these liabilities. The remaining shares will be replaced by Ordinary Shares of equivalent value and held on the same terms and conditions as the shares they replace. For similar tax as well as administration reasons, the restricted shares of the Americas Beverages’ participants will be released to them in full upon the Scheme being sanctioned by the Court.

(E)	The Savings Related Share Schemes

Participants will be able to exercise their options in the six months following the date of the First Court Hearing to the extent of the amounts then repayable (or notionally repayable) under the savings contracts related to those options. As an alternative, participants will be able to exchange their options for options over Ordinary Shares to be held on the same terms as existing options. Americas Beverages’ participants who elect to exchange their options for options over Ordinary Shares will have six months following the Demerger in which to exercise those replacement options; at the end of that period, the options will lapse.

(F)	The Cadbury Schweppes plc Americas Employees Share Option Plan 2005 and the Cadbury Schweppes plc US Employees Share Option Plan 2005

Participants will be able to exercise their options conditionally upon the Scheme being sanctioned by the Court to the extent of the amounts then in the savings accounts related to those options. As an alternative, participants will be able to exchange their options for options over Ordinary Shares to be held on the same terms as the existing options. The options of Americas Beverages’ participants who elect to exchange their options for options over Ordinary Shares will automatically be exercised three months following the Demerger unless the participants elect otherwise in which case the relevant options will lapse.

(G)	The Choices Share Incentive Plan and the Cadbury Schweppes Irish Employee Share Scheme

Participants in these plans are the beneficial owners of the shares held for them by the trustees of the plans. They will be entitled to instruct the trustees to vote at the Court Meeting and at the General Meeting on their behalf. The Scheme will extend to the Cadbury Schweppes Ordinary Shares held in these plans.

The rules of the relevant schemes referred to above are substantially the same as the rules of the relevant Cadbury plc Share Scheme which will replace it, as described below.

9.3	Cadbury plc Share Schemes

Subject to the approval of shareowners of Cadbury Schweppes plc, Cadbury plc has established new employee shares schemes to operate from the Scheme Effective Date. The new schemes, which replicate the existing Executive Share Schemes, are a continuation of the schemes which were approved by shareowners in 2004 and 2006 and will only continue for the balance of the terms of the existing Executive Share Schemes; at the end of those terms, or earlier if considered appropriate by the Remuneration Committee, shareowner approval will be sought for the continuation of those schemes or their replacement by other schemes. It is proposed to make one change to the scheme which replicates the LTIP which, if made to the LTIP, would require shareowner approval; accordingly, shareowners of Cadbury Schweppes plc are being asked to approve that change by means of a separate resolution at the General Meeting on 11 April, 2008.

In addition (but subject to the approval of the shareowners of Cadbury Schweppes plc), the Company has passed a resolution which will allow it to establish additional employee share schemes for the benefit of the Group’s overseas employees provided that such schemes operate within the equity dilution limits described below and (save to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws) such schemes do not confer upon participants benefits which are greater than those which could be obtained from the schemes described below and that, once such schemes have been established, they may not be amended without shareowners’ approval if such approval would be required to amend the corresponding provision of the schemes described below.

The following is a summary of the main provisions of the new employee share schemes.

(A)	Provisions which are common to all of the Cadbury plc Share Schemes

Administration

Overall responsibility for the operation and administration of the Cadbury plc Share Schemes will be vested in the Board. For Directors and former Directors of the Company and for members, and former members, of the Chief Executive’s Committee, the day-to-day administration of the executive or discretionary schemes will be the responsibility of the Remuneration Committee which will determine the terms of the awards of such persons and exercise any discretions in relation to such persons. For other participants and for the other schemes, these functions will be carried out by the Board or a duly authorised committee of it. References in this section 9.3 to the “Committee” should be read accordingly.

Scheme limits

The Cadbury plc Share Schemes will be subject to the following limits:

(i)	on any date, the aggregate nominal amount of Ordinary Shares that may be allocated under the Cadbury plc Share Schemes may not, when added to the nominal amount of Ordinary Shares allocated in the previous 10 years under the Cadbury plc Share Schemes, exceed 10 per cent of the then equity share capital of the Company; and

(ii)	on any date, the aggregate nominal amount of Ordinary Shares that may be allocated under the Cadbury plc Share Schemes established for the benefit of selected employees may not, when added to the nominal amount of Ordinary Shares allocated in the previous 10 years under all such schemes, exceed 5 per cent of the then equity share capital of the Company.

For these purposes, shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of shares which are acquired by purchase in the market (rather than by subscription or from treasury) and no account is taken of shares which an employee purchases at market value using his own funds.

In calculating these limits, account will be taken of Cadbury Schweppes Ordinary Shares allocated under the Cadbury Schweppes Share Schemes. Such allocations will be deemed to have been allocated under the corresponding Cadbury plc Share Scheme and converted into a number of Ordinary Shares having regard to the market value of a Cadbury Schweppes Ordinary Share on the last day of dealings and the market value of an Ordinary Share on the first day of dealings.

Listing

The Company will apply for Admission of any new shares issued pursuant to the Cadbury plc Share Schemes. Shares issued under the schemes will rank pari passu in all respects with existing Ordinary Shares except for rights attaching to shares by reference to a record date prior to the date of allotment. The Company will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding rights to subscribe for Ordinary Shares.

Variation of capital

In the event of a variation in the share capital of the Company or in such other circumstances as the Committee considers appropriate, options and awards may be adjusted in such manner as the Committee considers appropriate.

Benefits non-pensionable

Benefits under the Cadbury plc Share Schemes will not form part of a participant’s remuneration for pension purposes.

Amendments

The Committee may amend the Cadbury plc Share Schemes, or the terms of any options or awards, to take account of changes to any applicable legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group including, if appropriate, setting up separate sub-schemes.

Except as described above or for amendments designed to ease the administration of the Cadbury plc Share Schemes or to correct clerical errors, no amendment which is to the advantage of employees or participants may be made, without the prior approval of the Company in general meeting, to those provisions dealing with eligibility, individual or scheme limits, the terms of options or awards, the adjustment of options or awards and the power of amendment.

(B)	The Cadbury plc 2008 Share Option Plan (the “2008 DSOP”)

Eligibility

Participants in the 2008 DSOP will be selected at the discretion of the Committee, but will be limited to employees (including executive directors) of the Group and any other company at least 20 per cent of the equity share capital of which is beneficially owned by the Group.

The current intention is that options will not be granted under the 2008 DSOP unless general market conditions change or if there are particular circumstances that arise where an option grant would be appropriate.

Options

Options will entitle the holder to acquire Ordinary Shares. Options may be satisfied by the issue of new shares, the transfer of shares held in treasury or the purchase of shares in the market. Options may be granted either by the Company or by the trustees of an employee benefit trust. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

In such circumstances as the Committee considers appropriate (for example, where the grant of options might cause exchange control or securities law difficulties), participants may instead be granted phantom options entitling them to a cash sum equal to the increase in the value of a notional number of Ordinary Shares. Such options may, at the discretion of the Committee, be settled partly in cash and partly in Ordinary Shares.

Timing

Options may be granted in the six weeks following the announcement, or publication, of the results of the Company for any period. Options may also be granted when or shortly after an employee first becomes eligible and when or shortly after an employee is promoted to a position qualifying him for an option or an enhanced level of options, and at other times when the Committee considers that exceptional circumstances exist. No options may be granted after 21 May, 2014.

Exercise price

The exercise price may not be less than an amount equal to the middle market quotation of an Ordinary Share, as derived from the London Stock Exchange Official List, for the fifth dealing day immediately preceding the date of grant or, where options are granted pursuant to an invitation, the fifth dealing day immediately preceding the date of the invitation.

Individual limits

Other than on the first occasion on which options are granted to an individual or in circumstances determined by the Committee to be exceptional, the aggregate exercise price of options granted to an employee in the same financial year of the Company under the 2008 DSOP and any similar share option plan of the Group may not exceed two times the higher of:

(i)	the annual rate of his remuneration (excluding any bonuses, commissions or benefits in kind) at the date of grant, and

(ii)	the remuneration (inclusive of bonuses and commissions but not benefits in kind) paid or payable to him in the previous 12 months.

For these purposes, the remuneration of a participant working outside the United Kingdom may be taken to be that which the Committee considers would be payable to someone occupying a broadly comparable position in the United Kingdom.

Performance conditions

All options will be subject to one or more performance conditions which, save where the rules of the 2008 DSOP provide otherwise or in circumstances determined by the Committee to be exceptional, will be measured over a period of not less than three years. The performance conditions will be measured on one occasion only; there will be no re-testing.

The Committee may change a performance condition from time to time if events happen which make it fair and reasonable to do so, but not so as to make the performance condition, in the opinion of the Committee, materially easier or more difficult to satisfy than it was when the option was granted.

Exercise of options

Options will normally be exercisable in whole or in part during such period as the Committee may have specified at the time of grant. Such period may not start earlier than the third anniversary, nor end later than the tenth anniversary, of the date of grant. Options may normally only be exercised if and to the extent that they have vested (that is, the performance conditions have been met).

Termination of employment

If a participant ceases to be employed within the Group, his options will lapse unless he leaves for a permitted reason or the Committee decides otherwise. A permitted reason is death, disability, redundancy, termination other than for cause and the sale of the company or business in which the participant works.

Where the participant’s employment ends for a permitted reason or a participant becomes disabled, he may exercise any vested option within the following 12 months or during such longer period as the Committee may in exceptional circumstances allow. To the extent that such a participant’s unvested option vests in accordance with the performance target, it may be exercised in the 12 months (or during such longer period as the Committee may in exceptional circumstances allow) following vesting. In the case of death, the Committee may allow all or part of the option to be exercised immediately.

The Committee may decide to treat as a member of the Group for these purposes any company of which the Group beneficially owns at least 20 per cent of the equity share capital.

Change of control etc

In the event of a change of control, a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding-up of the Company, participants may exercise their options in full. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent of the shareholders of the acquiring company are the same as the shareholders of the Company before the change of control and participants are offered or granted replacement options, the Committee may decide that unvested options may not be exercised.

(C)	The Cadbury plc 2008 Bonus Share Retention Plan (the “2008 BSRP”)

Eligibility

Participants will be selected by the Committee from amongst those who are eligible for bonuses under the Annual Incentive Plan (AIP). Participants will be limited to employees (including executive directors) of the Group and any other company at least 20 per cent of the equity share capital of which is beneficially owned by the Group.

Participation

Selected participants will be invited to indicate whether, and to what extent, they wish to receive all or part of the bonus which they have earned under the AIP as an award (a “Basic Award”) over Ordinary Shares of an equivalent value (determined by the Committee on such basis as it may decide) together with a further award (a “Matching Award”). The Matching Award may be over such number of Ordinary Shares as the Committee may decide not exceeding the number of Ordinary Shares subject to the Basic Award.

Alternatively, participants may be invited to invest all or part of their bonus under the Annual Incentive Plan (net of tax and withholdings) in buying Ordinary Shares (“Invested Shares”) to be held for three years in return for a Matching Award. In this case, the Matching Award may be over such number of Ordinary Shares as is equal in value to the bonus used to buy the Invested Shares before deduction of tax and other withholdings.

Awards

Awards may take one or two forms: a conditional award which is a deferred right to receive Ordinary Shares or an option to acquire Ordinary Shares for no cost. A participant in the 2008 BSRP is not entitled to dividends in respect of any of his awards before he becomes entitled to the shares. Awards may be granted either by the Company or by the trustees of an employee benefit trust. Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

In such circumstances as the Committee considers appropriate, (for example, where the grant of awards over shares might cause exchange control or securities law difficulties), the award may instead entitle the participant to the cash equivalent of a notional number of Ordinary Shares. Such awards will be settled in cash but may, at the discretion of the Committee, be settled partly in cash and partly in Ordinary Shares.

Timing

Awards will normally be granted shortly after the due date for the payment of bonuses under the Annual Incentive Plan. No awards will be granted after 21 May, 2014.

Performance conditions

All Matching Awards must, as to 60 per cent (the “Performance Matching Awards”), be granted subject to a performance condition which, save where the rules of the 2008 BSRP provide otherwise or in circumstances determined by the Committee to be exceptional, will be measured over a period of not less than three years. The performance conditions will be measured on one occasion only; there will be no re-testing.

The Committee may change a performance condition from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance condition, in the opinion of the Committee, materially easier or more difficult to satisfy than it was when the Matching Award was granted.

Initially, the Committee intends that Performance Matching Awards will be subject to two performance conditions measured over a three year period: simultaneous growth in revenue and in trading margins. Awards will vest in accordance with a matrix of these two conditions. No part of the award will vest unless the compound growth in revenue is at least 4 per cent per annum and there is some improvement in the trading margin growth. Full vesting will occur if revenue growth equals or exceeds 6 per cent per annum compound and the trading margin growth is at least 125 basis points per annum.

Vesting of awards

At the end of the performance period, a participant’s Basic Award and/or Invested Shares and the non-performance-related element of the Matching Award will vest. Performance Matching Awards will vest, if at all, in accordance with the terms of the performance condition. Where the award takes the form of an option, vesting means that the award becomes exercisable; in the case of other awards, vesting means the shares become transferable and, in the case of Invested Shares, vesting means that the shares are no longer subject to forfeiture. Where an award which is an option vests, it may be exercised for 12 months after vesting. In the case of other awards, the shares will be released automatically to the participant on vesting.

Termination of employment

If a participant ceases to be employed within the Group before the end of the performance period, both his Basic Award and his Matching Award will lapse, and any Invested Shares will be forfeited, unless he leaves for a permitted reason or the Committee decides otherwise. A permitted reason is death, disability, termination other than for cause and the sale of the company or business in which the participant works.

Where a participant’s employment ends for a permitted reason or a participant becomes disabled, his Basic Award and Invested Shares will vest. The performance condition applicable to the Performance Matching Award will be measured in the usual way at the end of the performance period. To the extent that the Performance Matching Award vests, it and the non-performance-related element will be scaled down on a time-apportioned basis having regard to the period of employment from the date of grant.

The Committee may decide to treat as a member of the Group for these purposes any company of which the Group beneficially owns at least 20 per cent of the equity share capital.

Change of control etc

In the event of a change of control (defined to include any person acquiring 30 per cent or more of the voting shares of the Company and any person having that shareholding making an offer which results in him holding 50 per cent or more of the voting shares), a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding-up of the Company, the participant will be entitled to all of the Ordinary Shares subject to his Basic Awards and the non-performance-related part of his Matching Awards and to any Invested Shares. Vesting of the Performance Matching Awards will be determined in accordance with the performance conditions measured up to the date (so far as is practicable) of the relevant event (unless the Committee considers that the performance condition would have been met to a greater or lesser extent at the end of the performance period).

In the event of a change of control of the Company, participants may surrender their awards in return for substitute awards over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent of the shareholders of the acquiring company are the same as the shareholders of the Company before the change of control and participants are offered or granted replacement awards, the Committee may decide that unvested awards will not vest and that the participant will not be entitled to the premature release of shares subject to his Basic Awards or to his Invested Shares.

(D)	The Cadbury plc 2008 Long Term Incentive Plan (the “2008 LTIP”)

Eligibility

Participants will be selected at the discretion of the Committee, but will be limited to employees (including executive directors) of the Group and any other company at least 20 per cent of the equity share capital of which is beneficially owned by the Group.

Performance cycles

The 2008 LTIP will operate over a three-year performance cycle with a new cycle starting each year. The first performance cycle will start with the financial year 2008.

Awards

Each award (a “Basic Award”) will entitle the participant, upon satisfaction of the performance conditions and subject to the other conditions set out below, to an amount equal to the then market value of a specified number of Ordinary Shares (together with an amount equal to the gross dividends) paid on the shares earned throughout the performance cycle. The amount then earned will be paid in cash or shares or rights to shares as explained below. Basic Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of a Basic Award.

Timing

Basic Awards will normally be granted at the start of, or shortly after the start of, the first year of the performance cycle. The Committee may, however, grant Basic Awards at other times during the performance cycle to new employees or to employees who are promoted to a level qualifying for a Basic Award. Basic Awards may not be granted after 21 May, 2014.

Individual limit

The number of Ordinary Shares in respect of which a Basic Award may be granted to any participant is limited to shares having a market value not exceeding 200 per cent of the annual rate of the participant’s basic pay for the first year of the performance cycle or, if later, the year in which the Basic Award is made. Market value will be determined, for these purposes, by taking the average share price over the preceding December, January and February or over such other period as the Committee may decide. It is proposed, subject to shareowners’ approval of a separate resolution at the General Meeting on 11 April, 2008, to increase the maximum value for the 2008 LTIP to 300 per cent of basic pay, although the initial award will not exceed 200 per cent of basic pay.

Performance conditions

Each Basic Award will be subject to one or more performance conditions established by the Committee at the start of the performance cycle. The Committee may change a performance condition from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance condition, in the opinion of the Committee, materially easier or more difficult to satisfy than it was when the award was granted.

Initially, the Committee intends that awards will be subject to two performance conditions measured over a three year period: simultaneous growth in underlying earnings per share (UEPS) and in return on invested capital (ROIC). No part of the award will vest unless the growth in UEPS is at least 13 per cent per annum compound and the ROIC increase is at least 20 basis points per annum. Full vesting would occur at various combinations of UEPS growth and ROIC increase including, for example, 23 per cent per annum compound growth in UEPS and 80 basis points per annum increase in ROIC or 19 per cent per annum compound growth in UEPS and an annual increase in ROIC of 120 basis points. ROIC will be measured by dividing (a) underlying operating profit after business improvement costs and tax at the effective underlying tax rate applicable in the year by (b) invested capital. Invested capital is average operating assets plus average cumulative restructuring (after 1 January, 2007) plus deferred tax. UEPS is earnings before acquisition intangible amortisation and impairment, restructuring, non-trading items, exceptional items and IAS 39 adjustment, divided by the average number of shares in the year.

If and to the extent that a Basic Award does not vest at the end of the performance cycle, it will lapse; there will be no re-testing.

Earned amounts

At the end of the performance cycle, the Committee will determine whether and to what extent the Basic Award has been earned. The Committee has the discretion to increase the amount earned but not beyond the value of the Ordinary Shares in respect of which the Basic Award was granted. The Committee has the discretion as to whether the earned amount of any Basic Award shall be paid in cash or:

(i)	in Ordinary Shares;

(ii)	as a conditional award which is a deferred right to receive Ordinary Shares after a two-year deferral period; or

(iii)	as an option to acquire Ordinary Shares for no cost at the end of the two-year deferral period.

The Committee’s present intention is that the earned amount in respect of the initial Basic Awards will be paid in shares.

The participant will not be entitled to exercise the voting rights attached to the shares subject to a conditional award during the deferral period or, in the case of an option, prior to its exercise. At the end of the deferral period or, as the case may be, on the exercise of an option the participant will, however, receive an amount equal to, or shares of a value equal to, the gross dividends paid on the shares since the grant of the award or the option.

Conditional awards and options will be personal to the participant and may not be transferred.

Termination of employment

If a participant ceases to be employed before the end of the performance cycle or after the end of the performance cycle but before any part of the earned amount has been paid, he will forfeit his Basic Award unless the cessation is for a permitted reason. A permitted reason is death, disability, redundancy, the sale of the company or the business in which the participant works and such other reason as the Committee may decide. In these cases, the participant will (depending on whether or not the performance condition is achieved) be entitled to receive a time-apportioned part of the earned amount (if any) of his Basic Award at the end of the performance cycle, such amount to be paid in cash.

If a participant ceases to be employed after he has been granted a conditional award or an option and before the end of the deferral period for a reason justifying summary dismissal, he will forfeit the award or option. In any other circumstances, the participant will be entitled to shares subject to the award or option.

Change of control etc

In the event of a change of control (defined to include any person acquiring 30 per cent or more of the voting shares of the Company and any person having that shareholding making an offer which results in him holding 50 per cent of more of the voting shares), a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding-up of the Company, the earned amounts of Basic Awards will be determined in accordance with the performance conditions measured up to the date (so far as is practicable) of the relevant event (unless the Committee considers that the performance conditions would have been met to a greater or lesser extent at the end of the normal performance cycle). In such circumstances, a participant will become entitled to a proportion, calculated on a time-apportioned basis, of the earned amount. The participant will also be entitled to shares subject to conditional awards and options.

In the event of a change of control, the participants may surrender their awards in return for substitute awards over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent of the shareholders of the acquiring company are the same as the shareholders of the Company before the change of control and the participants have been offered or granted substitute awards, the Committee may decide that unvested awards will not vest.

(E)	The Cadbury plc 2008 International Share Award Plan (the “2008 ISAP”)

Eligibility

Participants will be selected at the discretion of the Committee but will be limited to employees (including executive directors) of the Group and any other company at least 20 per cent of the equity share capital of which is owned by the Group. Awards may also be granted to or transferred to, an eligible employee’s family member or family trust.

Awards

Awards may take one of three forms:

(i)	a conditional award, which is a deferred right to receive Ordinary Shares;

(ii)	a restricted award, which is an immediate transfer to the participant of the Ordinary Shares but on terms that they may be forfeited; and

(iii)	an option to acquire Ordinary Shares for no cost.

Awards may be granted either by the Company or by the trustees of an employee benefit trust but all awards will be satisfied either by the transfer of shares from an employee benefit trust or by treasury shares. The Company may issue shares to the employee benefit trust to enable the trustees to satisfy the awards or the trustees may purchase the necessary shares in the market.

Awards will be personal to the participant and may not be transferred (except to a family member or a family trust). No payment will be required for the grant of an award.

In such circumstances as the Committee considers appropriate (for example, where the grant of awards over shares might cause exchange control or securities law difficulties), the award may instead entitle the participant to the cash equivalent of a notional number of Ordinary Shares. Such awards will be settled in cash but may, at the discretion of the Committee, be settled partly in cash and partly in Ordinary Shares.

Timing

Awards may be granted in the six weeks following the announcement, or publication, of the results of the Company for any period. Awards may also be granted when or shortly after an employee first becomes eligible and when or shortly after an employee is promoted to a position qualifying him for an award or an enhanced level of awards, and at other times when the Committee considers that exceptional circumstances exist. No further awards may be granted after 18 May, 2016.

Individual limit

The annual value of awards (measured by reference to the market value of the Ordinary Shares at the time of the award) will not normally exceed 50 per cent of the participant’s basic pay. This limit will not apply, however, where the award is granted to assist in the recruitment or retention of an individual or to reward outstanding performance.

Performance conditions

All awards granted to Directors (other than those which are granted for the purposes of assisting in the recruitment of the Director) of the Company must be made subject to performance conditions. Awards granted to other senior executives of the Group must also be made subject to performance conditions except where the awards are granted for the purposes of assisting in the recruitment or retention of the individual or to reward outstanding performance. Awards granted to other participants may, if the Committee so decides, be granted subject to performance conditions. Where an award is subject to a performance condition, it will, in normal circumstances, be measured over a period of not less than three years.

The Committee may set different performance conditions from year to year. The Committee may also change a performance condition from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance condition, in the opinion of the Committee, materially easier or more difficult to satisfy than it was when the award was granted.

Vesting of awards

Where an award is subject to a performance condition, it will vest, if at all, in accordance with the terms of that performance condition; where an award is not subject to a performance condition, it will vest at the end of the period determined by the Committee at the time of grant.

In the case of conditional awards, the Ordinary Shares will be released automatically upon vesting and Ordinary Shares subject to restricted awards will cease to be subject to forfeiture. In the case of options, the award will become exercisable on vesting and be exercisable during such period as the Committee may have specified at the time of grant.

Termination of employment

If a participant ceases to be employed within the Group for a reason which justifies his summary dismissal, his award will lapse. If the participant ceases to be employed for any other reason, he may exercise any vested award which is an option within six months (or during such longer period as the Committee may decide). If the participant leaves at a time when he holds an unvested award, it will lapse unless and to the extent otherwise specified by the Committee either at the time of grant or at the time of termination.

Where the award is subject to a performance condition, the Committee will decide whether the performance condition is to be measured over the normal period (in which case the period of exercise will be deferred until such time as the performance condition has been measured) or over a shorter period. The Committee will also decide whether the number of Ordinary Shares that vest (if any) in accordance with the performance conditions will be reduced pro rata to the proportion of the performance period during which the participant was in service.

The Committee may decide to treat as a member of the Group for these purposes any company of which the Group beneficially owns at least 20 per cent of the equity share capital.

Change of control etc

Special rules apply in the event of a change of control (defined to include any person acquiring 30 per cent or more of the voting shares of the Company and any person having that shareholding making an offer which results in him holding 50 per cent or more of the voting shares), a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding-up of the Company.

Where the award is not subject to a performance condition, the participant will be entitled to all of the Ordinary Shares. Where the award is subject to a performance condition, vesting will be determined by reference to the achievement of the performance condition up to the date of the relevant event (unless the Committee considers that the performance condition would have been met to a greater or lesser extent at the end of the performance period). The Committee may also decide that the number of Ordinary Shares that vest (if any) in accordance with the performance conditions will be reduced pro rata by reference to the proportion of the performance period that has expired prior to the relevant event.

In the event of a change of control, participants may surrender their awards in return for substitute awards over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent of the shareholders of the acquiring company are the same as the shareholders of the Company before the change of control and the participants are offered or granted substitute awards, the Committee may decide that unvested awards will not vest.

(F)	The Cadbury plc 2008 Savings Related Share Option Scheme (the “2008 SAYE Scheme”)

Eligibility

All UK resident employees (including directors) of the Company, or any subsidiary nominated to join in the 2008 SAYE Scheme, will be eligible to participate in any invitation. The Committee has the discretion to invite other employees of the Group to participate.

Options

Options will entitle the holder to acquire Ordinary Shares. Options may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of Ordinary Shares in the market.

Options may be granted either by the Company or by the trustees of an employee benefit trust.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

Timing

Invitations to apply for options may be issued in the period beginning three weeks before and ending six weeks after the announcement of the results of the Company for any period and at other times when the Committee considers that exceptional circumstances exist.

No further options may be granted after 11 April, 2018.

Exercise price

The exercise price may not be less than an amount equal to 80 per cent of the middle market quotation of an Ordinary Share, as derived from the London Stock Exchange Official List, on the day preceding the date of the invitation to apply for the option.

Savings contract

As a condition of the grant of an option, an eligible employee must agree to enter into an HM Treasury approved savings contract with a bank or building society under which the employee agrees to pay monthly contributions over a three- or five-year period and on the maturity of which a tax-free bonus is payable. The aggregate maximum monthly contribution payable by an employee under all savings contracts linked to the 2008 SAYE Scheme may not exceed such sum as the Committee may determine, being not more than the amount from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003 (currently, £250).

Individual limit

An option will be over such number of Ordinary Shares as has an aggregate exercise price as nearly as possible equal to, but not exceeding, the amount repayable under the relevant savings contract on its maturity.

Exercise of options

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date of the related savings contract; this will be the third, fifth or seventh anniversary of the starting date of the savings contract and will depend (where the Committee offers a choice) upon the election made by the participant at the time of grant.

A participant may also exercise his options within six months of reaching age 60.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then repayable under the related savings contract (including any interest or bonus).

Termination of employment

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date of the related savings contract. If a participant ceases to be employed within the Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement at age 60 or at the age at which he is bound to retire in accordance with his terms of employment, the sale of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, any other reason. If a participant ceases to be employed in any other circumstances, his option will lapse.

Change of control etc

The exercise of options will also be permitted in the event of a change of control, a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding-up of the Company. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent of the shareholders of the acquiring company are the same as the shareholders of the Company before the change of control and participants are offered substitute options, the Committee may decide that unvested options may not be exercised.

(G)	The Cadbury plc 2008 Irish Savings Related Share Option Scheme (the “Irish SAYE Scheme”)

The Irish SAYE Scheme has been established for the benefit of employees working in the Republic of Ireland and has been designed to meet the requirements for approval by the Irish Revenue Commissioners under Irish legislation corresponding to that in the Income Tax (Earnings and Pensions) Act 2003 for savings-related share option schemes. Its provisions are, therefore, in all material respects similar to those of the 2008 SAYE Scheme, save to the extent required by Irish legislation.

(H)	The Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme (the “Irish AVC Scheme”)

The Irish AVC Scheme is similar to the Irish SAYE Scheme except that the savings made by the employee are in fact contributions made to the Cadbury Ireland Pension Scheme and the options granted in respect of those contributions are granted to the trustees of that pension scheme. Apart from that, the provisions of the two schemes are substantially identical.

The Irish AVC Scheme will not be approved by the Irish Revenue Commissioners under legislation for savings-related share option schemes.

(I)	The Cadbury plc 2008 International Savings Related Share Option Scheme (the “2008 International SAYE Scheme”)

The 2008 International SAYE Scheme has been established for the benefit of employees working outside the UK and the Republic of Ireland. Its provisions are substantially the same as those of the 2008 SAYE Scheme, save that, on exercising their options at the end of the savings period, participants are permitted to top up their savings to make good for any deficits arising from exchange rate movements.

(J)	The Cadbury plc 2008 Asia Pacific Employee Share Acquisition Plan (the “2008 Asia Pacific Plan”)

Eligibility

All permanent employees (including directors) who are resident in Australia or New Zealand and who have at least 12 months’ service with the Company or any of its subsidiaries are eligible to participate in the 2008 Asia Pacific Plan. The Committee may admit permanent employees who are resident in other countries and who have completed a specified period of service with the Group.

Options

Options will entitle the holder to acquire Ordinary Shares. Options may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of Ordinary Shares in the market.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

Timing

Invitations to apply for options may be issued once in each calendar year.

No further options may be granted after 11 April, 2018.

Exercise price

The exercise price may not be less than an amount equal to 80 per cent of the average of the middle market quotations of an Ordinary Share, as derived from the London Stock Exchange Official List, for each of the dealing days in the week preceding the date of the invitation to apply for the option.

Savings contract

As a condition of the grant of an option, an eligible employee must agree to make monthly savings towards the exercise price; these savings will be paid into a bank account. The maximum monthly contribution is the local currency equivalent of £250.

Individual limit

The maximum number of Ordinary Shares that may be acquired by a participant under the 2008 Asia Pacific Plan is 20,000.

Exercise of options

Unless the participant has elected to terminate his contributions, options will be exercised on the date selected by the Committee at the time of grant, which date may be no earlier than the first anniversary of the invitation date.

If the amount in the participant’s savings account is insufficient to enable the option to be exercised in full, the participant may make further contributions to the account.

Termination of employment

Unless the Committee determines otherwise, a participant’s options will lapse if he ceases to be employed within the Group. If the option does not lapse, it will remain exercisable on the normal exercise date to the extent of the savings made at the date of termination.

Change of control etc

The exercise of options will also be permitted in the event of a change of control, a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding-up of the Company. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent of the shareholders of the acquiring company are the same as the shareholders of the Company before the change of control and participants are offered replacement options, the Committee may decide that unvested options may not be exercised.

Variation in certain jurisdictions

In certain jurisdictions, where there would be difficulties in implementing a plan requiring participants to make savings contributions, options are granted to eligible employees without the obligation to make such contributions. On exercise, the Company (or the employing company) will provide the necessary funds to fund the exercise price and then be reimbursed from the sale proceeds of some or all of the shares.

(K)	The Cadbury plc 2008 US Employees Share Option Plan (the “US Plan”)

Operation

The US Plan will be operated and administered in accordance with the requirements of an “employee stock purchase plan” within the meaning of section 423 of the Internal Revenue Code.

Eligibility

Any employee of a participating employer is eligible to participate in the US Plan. A participating employer is any US subsidiary of the Company which has agreed to participate in the US Plan.

Options

Options will entitle the holder to acquire American Depository Shares. Options may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of American Depository Shares in the market.

Options will be personal to the participant and may not be transferred except that the participant may designate the person who may exercise his options in the event of his death. No payment will be required for the grant of an option.

Timing

Options may be granted during the six weeks following the announcement, or publication, of the Company’s results for any period and at other times determined by the Committee to be exceptional.

No further options may be granted after 11 April, 2018.

Exercise price

The exercise price may not be less than an amount equal to 85 per cent of the market value of an American Depositary Share on the date of grant or the exercise date, whichever is the lower. The market value of an American Depositary Share on any date is the closing price as reported on the New York Stock Exchange on the preceding business day.

Contributions

Unless the Committee determines otherwise, the exercise price of an option must be funded by regular deductions from pay, subject to a maximum limit determined by the Committee and applicable to all participants. Contributions are, as the Committee determines, either paid into an interest bearing account with a financial institution or retained by the Company or the participating employer pending the exercise of the option.

Exercise of options

Options will normally be exercisable in whole on the exercise date (or dates) determined by the Committee at the date of grant. The exercise date may not be more than 27 months after the grant date if the exercise price is set by reference to the market value of an American Depositary Share on the grant date. If the exercise price is set by reference to the lower of the market value of an American Depositary Share on the grant date and the exercise date, the exercise date may not be more than five years from the grant date.

Unless the participant has elected to withdraw from the US Plan, options are exercised automatically on the exercise date to the maximum possible using the amount credited to the participant from his savings.

Termination of employment

If the participant dies, his savings will be used to exercise his option to the maximum extent possible on the next exercise date. If a participant ceases to be employed by the Company or the US subsidiary for any other reason, his options will lapse unless the Committee determines otherwise.

Change of control etc

The exercise of options will also be permitted in the event of a change of control, a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding-up of the Company. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent of the shareholders of the acquiring company are the same as the shareholders of the Company before the change of control and the participants are offered replacement options, the Committee may decide that unvested options may not be exercised.

(L)	The Cadbury plc 2008 Americas Employees Share Option Plan (the “Americas Plan”)

The Americas Plan will be established for the benefit of employees of any subsidiary of the Company working in North, Central or South America other than the US. The terms of the Americas Plan are substantially identical to those of the US Plan save that it has not been designed to qualify as an “employee stock purchase plan” within the meaning of section 423 of the Internal Revenue Code.

(M)	The Choices 2008 Share Incentive Plan (the “2008 SIP”)

Constitution

The 2008 SIP will be constituted by a trust deed. Trustees who are otherwise eligible to do so will be permitted to participate in the 2008 SIP.

Operation of the Plan

On any occasion on which the Committee decides to operate the 2008 SIP, it may be operated on one or more of the following bases:

(i)	as a Free Plan;

(ii)	as a Partnership Plan; and

(iii)	as a Matching Plan.

Free Plan

The employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Ordinary Shares which will then be allocated to the eligible employees. The maximum individual allocation of Ordinary Shares under the Free Plan (“Free Shares”) in any tax year will be the limit from time to time specified by the Income Tax (Earnings and Pensions) Act 2003 (currently, £3,000).

Any allocation of Free Shares must be made on similar terms; however, the allocation can be linked to such individual, team, divisional or corporate performance as the Committee may decide. The performance targets set for each unit must be broadly comparable and must not contain any features which have the effect of concentrating the awards on directors or higher-paid employees.

Free Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Committee may decide. If a participant ceases to be employed within the Group, his Free Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the five-year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Committee may decide) otherwise than in certain specified circumstances such as redundancy or disability, the Committee may provide that his Free Shares will be forfeited.

Partnership Plan

Under the Partnership Plan, an eligible employee may enter into an agreement with the Company to allocate part of his pre-tax salary each year to subscribe for and/or purchase Ordinary Shares (“Partnership Shares”). The maximum allocation may not exceed that from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003 (currently, £1,500). The agreement may provide for the Partnership Shares to be bought within 30 days of the day on which the deduction is made. Alternatively, the agreement may provide for the deductions to be accumulated for a period (not exceeding 12 months) and for the Partnership Shares to be bought within 30 days of the end of that period.

A participant may withdraw his Partnership Shares at any time and must do so on ceasing to be employed within the Group but, if he does so before the Partnership Shares have been held in the trust for five years, he may incur an income tax and national insurance liability.

Matching Plan

If the Committee decides to operate the Partnership Plan in any period, it may also decide to operate the Matching Plan in the same period. Under the Matching Plan, the employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Ordinary Shares (“Matching Shares”) which will then be allocated to the eligible employees who have purchased Partnership Shares up to the maximum from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003 (currently, 2:1).

Matching Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Committee may decide. If a participant ceases to be employed within the Group, his Matching Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the five-year period, the participant may incur an income tax liability and national insurance.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Committee may decide) other than for a specified reason such as redundancy or disability or withdraws his Partnership Shares from the trust before the end of the minimum three-year period, the Committee may provide that his Matching Shares will be forfeited.

Eligibility

All UK resident employees of the Company and its participating subsidiaries who have at least 12 months’ continuous service (or such shorter period as the Committee may decide) must be eligible to participate in the 2008 SIP. Other employees may be eligible to participate in the 2008 SIP at the Committee’s discretion.

Subscription price

The subscription price of any Free or Matching Shares issued will be determined by the Committee. The subscription price for Partnership Shares will be the market value at the date of subscription or, if there is an accumulation period, the market value at the start of the period, if lower.

Dividends

The Committee may provide that any dividends paid on the Free, Partnership or Matching Shares will either be paid to the participants or re-invested in the purchase of additional Ordinary Shares to be held in the 2008 SIP for a period of three years.

Voting rights

The Committee may provide that the voting rights attributable to the Ordinary Shares of a participant may not be exercised whilst the shares are held in trust. Alternatively, the participant may be allowed to direct the trustees how to exercise those voting rights. The trustees will not, however, exercise the voting rights attributable to the Ordinary Shares held in the trust except in accordance with the participant’s instructions.

Change of control, reorganisations etc

In the event of a general offer being made to the shareholders or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

(N)	The Cadbury plc 2008 Irish Employee Share Scheme (the “ESS”)

Constitution

The ESS will be constituted by a trust deed. Trustees who are otherwise eligible to do so will be permitted to participate in the ESS.

Eligibility

All Irish resident employees of the Company and its participating subsidiaries who have not less than three years’ continuous service (or such shorter period, if any, as the Committee may decide) must be eligible to participate in the ESS in any year in which it is operated. Other employees may be eligible to participate in the ESS at the Committee’s discretion.

Individual limit

No employee may be allocated Ordinary Shares in any year under the ESS which, in value, exceed €12,700 or, if lower, the maximum permitted by the Irish Taxes Consolidation Act, 1997.

Operation of the ESS

On any occasion on which the Committee decides to operate the ESS, it will decide the allocation basis, that is to say, the manner in which eligible employees may participate, the amount of funds that may be made available to the ESS by the participating employers, the basis on which those funds will be made available and the allocation amongst the participants of the Ordinary Shares acquired with the contributions.

The ESS sets out different bases of allocations which can be used at the discretion of the Committee. Shares can be acquired from company contributions and from employees’ salary foregone funds.

The trustees will apply the amounts received by them in acquiring Ordinary Shares for allocation amongst the participants. The trustees (as directed by the Committee) will acquire the shares, either by purchase in the market or by the subscription of new shares.

Ordinary Shares allocated to a participant will be held by the trustees for a minimum period of two years from the date on which they are allocated, or for such lesser period as may be allowed by the Irish Taxes Consolidation Act, 1997, during which period they may not be sold or dealt in except on the death of the participant, the attainment of pensionable age (as defined in section 2 of the Irish Social Welfare (Consolidation) Act 2005 or the termination of employment by reason of injury, disability or redundancy.

Shares must be held within the ESS for three years in order to be released to participants free of income tax.

Subscription price

The subscription price of any Ordinary Shares issued will be determined by the Committee but may not be less that the average of the middle market quotations of an Ordinary Share, as derived from the London Stock Exchange Official List, for such five consecutive dealing days falling within the period of 30 days prior to the date of allocation as the Committee may decide.

Dividends

While a participant’s shares remain held by the trustees, he will receive any dividends paid on those shares.

Voting rights

The participant may direct the trustees how to exercise the voting rights attaching to his shares whilst they are held in trust. The trustees will not exercise those voting rights except in accordance with the participant’s instructions.

Change of control, reorganisations etc

In the event of a general offer being made to the shareholders or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

10.	Pensions

The Group operates a number of retirement benefit programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements.

In the UK, all new employees (from 2001) are offered membership of a revalued career average defined benefit pension plan which provides benefits based on total earnings. Employees entitled to final salary benefits (calculated on basic earnings plus annual incentive awards limited to a further 20 per cent of basic salary) receive benefits in line with those arrangements. Both of these arrangements are contributory and senior executives pay between 4 per cent and 5 per cent of pensioned earnings. No current executive Director participates in the UK plans. Pension arrangements in the US provide that all of any incentive awards under the AIP for all employees are pensionable, in line with normal practice in that country.

Ken Hanna is not a member of the Group’s pension schemes and receives a cash allowance of 30 per cent of his base salary in lieu of a pension contribution.

Bob Stack and Todd Stitzer are members of the US Supplemental Executive Retirement Plan (“SERP”) as well as the US cash balance pension plan and excess plan. The SERP is a defined benefit retirement plan with a pension paid (or commuted for a cash payment) on retirement based on salary and length of service. Combined benefits are 50 per cent of a three year average of final pensionable earnings after 15 years’ service and 60 per cent after 25 or more years’ service. Bob Stack and Todd Stitzer are entitled, under their current service contracts, to retire at age 60 without a reduction factor applied to accrued benefits. The SERP has a ten year vesting period and the benefits of these executive Directors are fully vested. Further details of these arrangements are set out below.

Executive Directors’ pensions and retirement benefit arrangements

							Transfer
							value of
			Transfer	Transfer		Increase in	the increase in
		Increase in	value of	value of	Increase in	accrued	accrued
	Accrued	accrued	accrued	accrued	transfer value	pension	pension (net
	pension at	pension	pension at	pension at	over the year,	during the	of inflation)
Name	1 January,	during the	1 January,	1 January,	less directors’	year (net	less directors’
of Director	2008	year	2008	2007	contributions	of inflation)	contributions
	£000	£000	£000	£000	£000	£000	£000

US pension arrangements
Bob Stack	422	67	4,269	3,326	943	51	518
Todd Stitzer	882	155	8,220	6,254	1,966	123	1,149

Notes

(a)	As noted on page 90, Ken Hanna receives an amount equal to 30 per cent of his base salary in lieu of a pension contribution, disability benefits and life cover.

(b)	The accrued pensions represent the amount of the deferred pension that would be payable from the member’s normal retirement date on the basis of leaving service at the relevant date.

(c)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes — Transfer values published by the Institute of Actuaries and Faculty of Actuaries, and by reference to investment market conditions at the relevant date. Under the Listing Rules, the transfer value of the increase in accrued pension has been calculated using investment conditions at the date of retirement.

(d)	The aggregate amount set aside in FY 2007 to provide for pensions and post retirement medical benefits for the executive Directors and the then Senior Managers* was £1.3 million. This consists of approved pension arrangements of £0.95 million, unapproved pension arrangements of £0.35 million and post medical retirement benefits of £3,624. Arrangements made in US dollars were converted at a rate of US$1.985 = £1.

Further details on the Group’s pension arrangements as at 31 December, 2007 are provided in Note 25 to the Historical Financial Information of Cadbury Schweppes plc for FY 2007 incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc”.

As part of the Demerger process, Cadbury Schweppes plc requested that the trustees of the largest plans, which are in the UK (representing approximately 80 per cent of the Group’s pension liabilities post-Demerger), bring forward the 2008 actuarial valuation to provide a funding position to coincide with the separation. By bringing forward the valuation process, Cadbury Schweppes plc has been able to quantify and understand its current pension liabilities and agree the cash funding necessary until April 2010. The results of the valuation have indicated a fully funded position for the largest UK plan on ongoing prudent actuarial assumptions when taking into account additional scheduled payment made in 2007. In addition, at the year end, a surplus of assets of more than 10 per cent of liabilities was indicated on the accounting measure (IAS 19) which is based on best estimate assumptions. No additional pension contributions are proposed to be made as a result of the Proposals.

The UK Pensions Regulator has been informed of the effects of the Scheme and the Demerger.

In preparation for the separation of Americas Beverages, US plans that were offered to employees of Americas Beverages and Confectionery have been split and similar arrangements have been put in place in Americas Beverages. Assets have been shared between the newly established plans in accordance with applicable US law. The funding of the arrangements based on IAS 19 principles (adjusted to an accrued benefits only basis) are that the Americas Beverages plans are funded above 95 per cent of liabilities,

* i.e. the individuals who were Senior Managers (other than the executive Directors) during all or part of FY 2007 (rather than the Senior Managers at the date of this document) (see section 7.10 of this Part XIII for details of the Senior Managers’ remuneration in FY 2007).

whilst the Confectionery plans are fully funded as at the financial year ended 31 December, 2007. US plans that were specific to each entity will be retained on a company specific basis. In Canada and Mexico, as the plans have been administered on a company specific basis, the relevant plans will be retained by each entity on separation.

11.	Interests of persons involved in the Proposals

Other than the interests of the Directors and Senior Managers disclosed in sections 6, 7 and 9 of this Part XIII, the Directors are not aware of interests material to Admission or the Proposals.

12.	Principal subsidiaries and associated undertakings

Following the Scheme becoming effective, the Company will be the parent company of the Group. A full list of what will be the Company’s principal subsidiary and associated undertakings as at Admission, being those which are considered by the Company to be likely to have a significant effect on the assessment of the assets and liabilities, financial position and/or profits and losses of the Company is set out below.

			Proportion of
		Country of	issued share
		incorporation and	capital held if not
Details of principal associated undertakings	Activities	operation	100%

Camelot Group plc*	c	Great Britain	20%
Meito Adams Company Limited	a	Japan	50%
Crystal Candy (Private) Limited	a	Zimbabwe	49%

Proportion of
		Country of	issued share
		incorporation and	capital held if not
Details of principal subsidiary undertakings	Activities	operation	100%

United Kingdom

Cadbury Trebor Bassett (an unincorporated partnership operating in Great Britain between Cadbury UK Limited, Trebor Bassett Limited and The Lion Confectionery Co. Limited)	a	n/a

Europe

Cadbury España, S.L.	a	Spain
Cadbury France	a	France
Cadbury Hellas AE	a	Greece
Cadbury Ireland Limited	a	Ireland
Cadbury Portugal — Produtos de Confeitaria, Lda.	a	Portugal
Cadbury Switzerland Faguet & Co	a	Switzerland
Cadbury Wedel Sp. zo.o	a	Poland
Dandy A/S	a	Denmark
Dirol Cadbury LLC	a	Russia
Intergum Gida Sanayi ve Ticaret Anonim Sirketi	a	Turkey
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	a	Turkey(ii)	95.40%

Americas

Cadbury Adams Brasil Industria e Comercio de Produtos Alimenticios Ltda	a	Brazil
Cadbury Adams Canada Inc	a	Canada
Cadbury Adams Colombia	a	Colombia
Cadbury Adams Distribuidora Mexico, SA de CV	a	Mexico
Cadbury Adams Mexico, S de RL de CV	a	Mexico
Cadbury Adams, S.A.	a	Venezuela
Cadbury Adams USA LLC	a	US(i)
Distribuidora Anahuac, SA de CV	a	Mexico(ii)

Proportion of
		Country of	issued share
		incorporation and	capital held if not
Details of principal subsidiary undertakings	Activities	operation	100%

Cadbury Beverages Canada, Inc.	b	Canada
Cadbury Schweppes Bottling Group, Inc.	b	US
Cadbury Stani Adams Argentina S.A.	a	Argentina(ii)
Distribuidora de Aguas Minerales, SA de CV	b	Mexico(ii)
Dr Pepper/Seven Up, Inc.	b	US
Mott’s GP	b	US
Snapple Beverage Corp.	b	US

Other overseas

Cadbury Adams (Thailand) Limited	a	Thailand
Cadbury Confectionery Limited	a	New Zealand
Cadbury Enterprises Pte. Ltd.	a	Singapore
Cadbury India Limited	a	India	97.58%
Cadbury Japan Limited	a	Japan
Cadbury Nigeria PLC	a	Nigeria	50.02%
Cadbury Schweppes pty Ltd	ab	Australia(i)(ii)
Cadbury South Africa (Pty) Limited	a	South Africa

Finance and holding companies

Alreford Limited	c	Ireland
Berkeley Re Limited	c	Ireland
Cadbury Aguas Minerales, SA de CV	c	Mexico(i)(ii)
Cadbury Schweppes Americas Inc.	c	US
Cadbury Schweppes Asia Pacific Pte Ltd	c	Singapore
Cadbury Schweppes Finance plc*	c	Great Britain
Cadbury Schweppes Investments B.V.	c	Netherlands(i)
Cadbury Schweppes Investments plc*	c	Great Britain
Cadbury Schweppes Overseas Limited	c	Great Britain
Cadbury Schweppes Treasury Services	c	Ireland(i)
CBI Holdings Inc.	c	US(i)
Vantas International Limited*	c	Great Britain

*Investment directly held by Cadbury Schweppes plc

The nature of the activities of the individual companies is designated as follows:

a	confectionery

b	beverages

c	other (including holding companies)

The percentage voting rights held for each principal subsidiary is the same as the percentage of ordinary shares held.

Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

13.	Principal investments

Details of the Group’s principal investments for the period covered by the Historical Financial Information is set out in section 12 of this Part XIII — “Additional Information” and is incorporated into this Prospectus by reference to Notes 17, 18 and 36 to the consolidated financial statements of Cadbury Schweppes plc for FY 2005, Notes 17, 18 and 36 to the consolidated financial statements of Cadbury Schweppes plc for FY 2006, and Notes 17, 18 and 36 to the consolidated financial statements of Cadbury Schweppes plc for FY 2007.

14.	Related party transactions

From 3 January, 2005 and up to and including 13 March, 2008 (being the latest practicable date prior to the publication of this Prospectus), Cadbury Schweppes plc has not entered into any material transactions with related parties save as disclosed in Note 37 to the audited consolidated financial statements of Cadbury Schweppes plc for FY 2005, FY 2006 and FY 2007 incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc”.

Since its incorporation, the Company has not entered into any material transactions with related parties save as set out below.

The Company has entered into a deed of indemnity with each of the Directors. The terms of each of these deeds are identical and reflect the statutory provisions on indemnities contained in the Companies Act 2006. Under the terms of each deed, the Company has undertaken to indemnify the relevant Director, to the widest extent permitted by law, against any and all liability suffered in respect of his/her acts or omissions while, or in the course of acting as, a Director or employee of the Company or any body corporate that is a group undertaking (as defined in the Companies Act 2006) of the Company from time to time.

15.	Property, plant and equipment

15.1	Production assets

The Confectionery Group owns all of the facilities below, except for four in Asia Pacific which are leased. All the facilities are considered to be in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. The Confectionery Group has a continuing programme of improving and replacing property when appropriate, to meet the needs of the individual operations.

Number of manufacturing plants as at 13 March, 2008

Britain, Ireland, Middle East and Africa	21
Europe	18
Americas Confectionery	8
Asia Pacific*	30

Total	77

*Includes six bottling facilities.

The DPS Group owns 19 manufacturing plant facilities and leases a further 6. The plant facility owned at 61 Swift Street, Waterloo, New York, US is due to close in the first quarter of 2008. All the facilities are considered to be in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. The DPS Group has a continuing programme of improving and replacing property when appropriate, to meet the needs of the individual operations.

15.2	Material properties

The table below details the Confectionery Group’s material properties, representing those sites with the most significant unmitigated loss exposures. All are manufacturing facilities and are owned by the Group except where indicated. These properties have a capacity utilisation in the range of 33-100 per cent.

			Production capacity
Location	Principal products	Area in ’000 sq ft	in ’000 tonnes

Bournville, UK	Chocolate	1,766	140
(part leasehold)
Cali, Colombia	Candy	209	72
Chirk, UK	Confectionery	261	53
Claremont, Australia	Chocolate	616	64
Dunedin, New Zealand	Candy	232	30
Kent, Turkey	Gum	820	64
Puebla, Mexico	Gum and candy	861	102
Ringwood, Australia	Chocolate	610	52
Rockford, Ill., US	Gum	536	74
Sheffield, UK	Candy	503	53
Somerdale, UK	Chocolate	933	91
Tallaght, Ireland	Gum	301	14

A new gum factory in Skarbimerz, Poland is planned for completion later this year with an area of 28,000 sq ft. and a production capacity of 20,000 tonnes (its budgeted capacity for 2008 is 1000 tonnes).

The DPS Group intends to open a new multi-product manufacturing facility in Southern California within the next several years.

The table below details DPS Group’s material properties, representing the sites with the most significant unmitigated loss exposures. All are manufacturing facilities and are owned by the Group except where indicated. These properties have a capacity utilisation in the range of 33-100 per cent.

			Production capacity
Location	Principal products	Area in ’000 sq ft	in millions of litres

Aspers, Plc, Pa., US	Beverages	620	737
Overland, MO., US	Beverages, Concentrates	199	161
Williamson, NY, US	Beverages	578	492

The environmental issues which the Group has to address in relation to these material properties include:

•	storage and handling of hazardous materials (such as flammable essences, fuel, acids, caustic soda and laboratory chemicals);

•	storage and disposal of hazardous and non-hazardous waste;

•	treatment and disposal of wastewater;

•	clean up of land contaminated by the Group’s operations; and

•	the effects of natural hazards, such as flooding.

There are no major encumbrances which affect any of the above material properties.

16.	Material contracts

Save as disclosed below, no material contract (other than contracts entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the date of this Prospectus and no other contract (other than contracts entered into in the ordinary course of business) entered into by any member of the Group contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this Prospectus:

16.1	An amended and restated sale and purchase agreement dated 30 January, 2006 (further to a binding offer dated 21 November, 2005) between Cadbury Schweppes plc and certain other entities in the Cadbury Schweppes group as sellers (the “Sellers”) and a consortium acting on behalf of funds managed by Blackstone Group International and Lion Capital LLP as purchasers (the “Purchasers”), pursuant to which the Purchasers agreed to purchase shares of certain Cadbury Schweppes entities (the “Target Group”) and certain assets comprising the European beverages business for a consideration of €1.85 billion (£1.26 billion) in cash

Deed of Tax Covenant dated 2 February, 2006 between certain Sellers and the Purchasers (the “Deed of Tax Covenant”)

The sale was completed on 2 February, 2006, on which date certain Sellers and the Purchasers entered into the Deed of Tax Covenant pursuant to which such Sellers covenanted to pay to the Purchasers (subject to various exceptions and limitations which are considered normal) an amount equal to tax liabilities of the Target Group that arise in respect of pre-completion events or in respect of income, profits or gains which were earned, accrued or received on or before completion of the sale and purchase. The Deed of Tax Covenant also contains a covenant to pay in respect of certain secondary tax liabilities arising in the Target Group, as well as a covenant to pay an amount equal to any liability of the Target Group to make payments of any national insurance contributions or any wage, payroll or social security tax (or equivalent tax) arising as a result of the exercise of any employee share options that were granted before completion and which became exercisable as a consequence of completion of the sale and purchase.

The sale and purchase agreement contains warranties and indemnities, and the Deed of Tax Covenant contains provisions, which are considered normal for a transaction of this nature. The time limits for making claims under non-tax and non-environmental warranties expired eighteen months from the date of completion. Claims under tax warranties or under the Deed of Tax Covenant can be made until seven years from the date of completion, and claims under environmental warranties can be made until three years from the date of completion.

16.2	The Sale and Purchase Agreement (the “Carlyle Agreement”) dated 25 April, 2006 between Lineup, Inc (“Lineup”) and Carlyle Bottling, L.L.C. (“Carlyle”) and related agreements in connection with the acquisition of the 55 per cent of the shares in Dr Pepper/Seven Up Bottling Group, Inc. (“DPSUBG”) not previously held by the Group from Carlyle and management for US$370 million. In connection with this acquisition, the Group assumed US$633 million of third party net debt

DPSUBG’s principal operations are the bottling and distribution of beverages produced by the DPS Group’s Beverage Concentrates and Finished Goods operating segments and certain beverages produced by third parties, all in North America. The Group acquired DPSUBG to strengthen the route-to-market of its North American beverages business.

Under the Carlyle Agreement, Lineup, a wholly-owned subsidiary of Cadbury Schweppes Investments B.V. (“CSIBV”), agreed to purchase from Carlyle 2,670,050 shares of common stock, par value US$0.01 per share, of DPSUBG for US$333,756,250 (US$125 per share). Lineup indemnified Carlyle and each of its directors in respect of all liabilities arising from acts or circumstances occurring on or before the date of the Carlyle Agreement in any way relating to DPSUBG and any third party claim arising out of the transactions contemplated by the Carlyle Agreement. For a period of six years after completion, Lineup will cause DPSUBG to indemnify each past or present Carlyle-appointed director of DPSUBG in respect of any claim or proceeding to which any such Carlyle director is or may become a party by virtue of acting in that capacity.

Cadbury Schweppes plc unconditionally guaranteed the due and punctual payment and performance by Lineup of its obligations and liabilities under the Carlyle Agreement.

Upon completion, Lineup merged with and into DPSUBG and all shares of outstanding stock of DPSUBG not held at that time by Lineup were converted into the right to receive a cash amount equal to US$125 per share. DPSUBG thus became a wholly-owned subsidiary of CSIBV and succeeded to the obligations of Lineup set out above.

16.3	The Sale and Purchase Agreement dated 6 June, 2007 between Greencastle Drinks Limited and the Amram family relating to the acquisition of Intergum, a Turkish gum business, for a consideration of US$450 million in cash and assumed debt

The contract for the purchase by Greencastle Drinks Limited of 100 per cent of the issued share capital of Intergum Gida and associated companies completed (following approval from the Turkish Competition Board) on 31 August, 2007. Upon completion, the purchaser paid the vendors US$315 million (being the price of US$450 million minus US$85 million estimated net debt and minus the retention of US$50 million paid into escrow) and paid an additional US$50 million into escrow.

The price is subject to a dollar for dollar adjustment if and to the extent that (a) the actual net debt of the target companies at completion was greater or less than estimated; and (b) the working capital of the target companies was less than US$11 million or greater than US$15 million, as determined by reference to completion accounts to be agreed between the parties or decided by an expert.

The escrow amount is to be released to the vendors in three instalments over a period of 18 months, subject to amounts being withheld or paid out to the purchaser in respect of agreed completion accounts adjustments and disputed or agreed warranty, indemnity or other claims under the agreement.

In connection with the acquisition, Greencastle Drinks Limited gave an undertaking to the Turkish Competition Board (TCB) to procure that Cadbury Kent enter into a perpetual exclusive licence with a third party acceptable to the TCB for the use of the Nazar trademark in connection with sugarless chewing gum in the Turkish market within 10 months of completion and cease production and sale of gum under the Nazar brand throughout the world.

16.4	Separation Agreement

Cadbury Schweppes intends to enter into the Separation Agreement with DPS (and, solely for limited sections therein, Cadbury plc). The Separation Agreement will set forth the agreements with DPS regarding the principal transactions necessary to effect the Demerger. It will also set forth other agreements that govern certain aspects of Cadbury Schweppes’ and the Company’s relationship with DPS after completion of the Demerger.

(A)	Transfer of assets and assumption of liabilities

The Separation Agreement will identify assets to be retained or transferred, liabilities to be assumed and contracts to be assigned to each of the Confectionery Group and the DPS Group as part of the Demerger and will describe when and how these transfers, assumptions and assignments will occur. In particular, the Separation Agreement will provide that subject to the terms and conditions contained in the Separation Agreement:

•	all assets to the extent related to Americas Beverages (including subsidiary undertakings’ stock, real property and intellectual property) will be retained by or transferred to the DPS Group, subject to any licences between the parties;

•	all assets to the extent related to the Confectionery Group’s business (including subsidiary undertakings’ stock, real property and intellectual property) will be retained by or transferred to the Confectionery Group, subject to any licences between the parties;

•	liabilities will be allocated to, and assumed by, the DPS Group to the extent they are related to Americas Beverages;

•	liabilities will be allocated to, and assumed by, the Confectionery Group to the extent they are related to the Confectionery Group’s business;

•	each party or one of its subsidiaries will assume or retain any liabilities relating to any of its or its subsidiaries’ or controlled affiliates’ debt, regardless of the issuer of such debt, to the extent relating to its business or secured exclusively by its assets;

•	except as otherwise provided in the Separation Agreement or any ancillary agreement, the one-time transaction costs and expenses in relation to the Demerger incurred on or prior to the Demerger Effective Time will be borne by Cadbury Schweppes and after the Demerger will be borne by the party incurring such costs; and

•	other liabilities will be allocated to either the DPS Group or the Confectionery Group as set forth in the Separation Agreement.

Except as may expressly be set forth in the Separation Agreement or any ancillary agreement, all assets will be transferred on an “as is”, “where is” basis and the respective transferees will bear the economic and legal risks associated with the use of such respective assets both prior to and following the Demerger.

Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation Agreement and the other agreements relating to the Demerger are, and following the Demerger may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

To the extent that any transfers contemplated by the Separation Agreement have not been consummated on or prior to the Demerger Effective Time, the parties will agree to cooperate to effect such transfers as promptly as practicable. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement and the ancillary agreements.

(B)	Inter-company balances between the Confectionery Group and the DPS Group

On or prior to the date of the Demerger, DPS will settle with Cadbury Schweppes all of the outstanding inter-company balances between the Confectionery Group and the DPS Group as at the date of the Demerger, other than inter-company balances arising from payables and receivables generated in the ordinary course of business or under agreements specifically contemplated by the Separation Agreement or any ancillary agreement to remain in effect following the Demerger.

(C)	Releases and indemnification

Except as otherwise provided in the Separation Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates and any person who was at any time prior to the Demerger a shareholder, director, officer, agent or employee of a member of the other party or one of its affiliates from all obligations and liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Demerger. The releases will not extend to, amongst other things, obligations or liabilities under any agreements between the parties that remain in effect following the Demerger pursuant to the Separation Agreement or any ancillary agreement, liabilities specifically retained or assumed by or transferred to a party pursuant to the Separation Agreement or any ancillary agreement or to ordinary course trade payables and receivables.

In addition, the Separation Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of Americas Beverages and the DPS Group with DPS and financial responsibility for the obligations and liabilities of Confectionery and the Confectionery Group with Cadbury Schweppes. Specifically, each party will, and will cause its affiliates to, indemnify, defend and hold harmless the other party and its affiliates and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation Agreement;

•	any breach by such party of any shared contract between the parties;

•	any liability for a misstatement or omission or alleged misstatement or omission of a material fact made after the Demerger contained in a document filed with the SEC or the FSA by the other party after the Demerger based upon information that is furnished in writing by such party for inclusion in a filing by the other party; and

•	any breach by such party of the Separation Agreement, the ancillary agreements or any agreements between the parties specifically contemplated by the Separation Agreement or any ancillary agreement to remain in effect following the Demerger.

(D)	Legal matters

In general, each party to the Separation Agreement will assume liability for all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability to the extent arising out of or resulting from such assumed legal matters. Each party will cooperate in defending any claims against the other for events that took place prior to, on or after the date of the Demerger.

(E)	Non-solicitation of employees

During the 18 month period following the Demerger, neither party will solicit for employment any of the employees of the other party, provided that this provision shall not prevent either party from advertising in publications of general circulation or soliciting or hiring any employees who were terminated by the other party.

(F)	Intellectual property licences

Americas Beverages currently uses the Cadbury trademark, including variations and acronyms thereof (the “Cadbury Marks”). In addition, the Confectionery Group currently uses various marks that the DPS Group owns or holds for use or will own or hold for use following the Demerger (the “DPS Marks”). Under the Separation Agreement, the DPS Group and the Confectionery Group will, among other things, have a royalty-free licence of limited scope to continue to use the Cadbury Marks or the DPS Marks, as applicable, for up to fifteen months in connection with its ongoing business. The Separation Agreement also will include licences of certain copyrights and design rights from the DPS Group to the Confectionery Group and from the Confectionery Group to the DPS Group.

(G)	Insurance

The Separation Agreement will provide for the rights of the parties to report claims under existing insurance policies for occurrences prior to the Demerger and set forth procedures for the administration of insured claims. In addition, the Separation Agreement will allocate among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies.

(H)	Other matters

Other matters governed by the Separation Agreement include, amongst others, access to financial and other records and information, intellectual property, legal privilege, confidentiality and resolution of disputes between the parties relating to the Separation Agreement and the ancillary agreements and the agreements and transactions contemplated thereby. Cadbury Schweppes also intends to enter into agreements with DPS governing the ownership and licensing of know-how and the maintenance of shared domain names.

16.5	Transition Services Agreement

Cadbury Schweppes intends to enter into a transition services agreement with DPS (the “Transition Services Agreement”) pursuant to which each party will provide certain specified services to the other on an interim basis for terms ranging generally from one month to one year following the Demerger. The specified services include services in the following: human resources, finance and accounting, intellectual property, information technology and certain other services consistent with past practices. The services will be paid for by the receiving party at a charge equal to the cost of the providing party as calculated in the Transition Services Agreement.

16.6	Intellectual Property Agreements

Various agreements are in effect between members of the Confectionery Group and members of the DPS Group relating to the use of certain trademarks, patents and other intellectual property. These include licences from the Confectionery Group for the use of the Rose’s trademark and certain technology in the Americas Beverages business, and licences to the Confectionery Group for the use of the Canada Dry trademark with Cadbury Schweppes’ Halls product in the US and the Snapple, Mott’s, Clamato and Holland House trademarks in Australia Beverages.

16.7	Employee Matters Agreement

Cadbury Schweppes intends to enter into the Employee Matters Agreement with DPS (and, solely for limited sections therein, Cadbury plc), providing for the parties’ respective obligations to their employees and former employees and for other employment and employee benefits matters. Under the terms of the Employee Matters Agreement, DPS will generally assume all liabilities and assets relating to employee benefits for DPS Group’s current and former employees, and Cadbury Schweppes will generally retain all liabilities and assets relating to employee benefits for current and former Confectionery Group employees other than current or former employees of Americas Beverages.

On or prior to the date of the Demerger, sponsorship of the Cadbury Schweppes benefit plans that solely cover DPS Group’s current and former employees will be transferred to DPS, and the Cadbury Schweppes benefit plans that cover DPS Group’s current and former employees and also cover current and former Confectionery Group employees will have been split into two separate plans, one covering Confectionery Group employees and one covering DPS Group employees. Sponsorship of the plans covering DPS Group employees will be transferred to DPS.

For transferred plans that are funded, assets allocable to the liabilities of such plans are being transferred to related trusts established by DPS. As of the Demerger, current and former employees of DPS Group and the Confectionery Group will receive credit for service for all periods of employment prior to the date of the Demerger for purposes of vesting, eligibility and benefit levels under any pension or welfare plan in which they participate following the Demerger. The Employee Matters Agreement also provides for sharing of certain employee and former employee information to enable DPS and the Confectionery Group to comply with their respective obligations.

In addition, the Employee Matters Agreement provides for the treatment of participants in the Cadbury Schweppes Share Schemes who are employees of the DPS Group at the time of the Demerger. This treatment is summarised in section 9.2 of this Part XIII.

16.8	Tax-Sharing and Indemnification Agreement

Cadbury Schweppes intends to enter into the Tax-Sharing and Indemnification Agreement with DPS (and, solely for the limited section therein, Cadbury plc) that sets forth the rights and obligations of each of the Confectionery Group and the DPS Group with respect to taxes, including the computation and apportionment of tax liabilities relating to taxable periods before and after the Demerger and the responsibility for payment of those tax liabilities (including any subsequent adjustments to such tax liabilities). In general, under the terms of the Tax-Sharing and Indemnification Agreement, the Confectionery Group and the DPS Group will each be responsible for taxes imposed on their respective businesses for all taxable periods, whether ending on, before or after the date of the Demerger. However, the DPS Group will be responsible for taxes attributable to certain assets of the Confectionery business while owned by the DPS Group and the Confectionery Group will be responsible for taxes attributable to certain assets of the Americas Beverages business while owned by the Confectionery Group.

In addition, the Confectionery Group and the DPS Group have undertaken certain restructuring transactions in anticipation of the Demerger (including transfers of Confectionery business assets by the DPS Group to the Confectionery Group) and the DPS Group has participated in various other transactions with the Confectionery Group in taxable periods prior to the Demerger. Cadbury Schweppes will, subject to certain conditions and absent a change-in-control as described below, pay or indemnify DPS for taxes imposed on the DPS Group in respect of these transactions, including taxes resulting from either (i) a change in applicable tax law after the Demerger and prior to the filing of the relevant tax returns, or (ii) a subsequent adjustment by a taxing authority. These potential tax indemnification obligations of Cadbury Schweppes could be for significant amounts.

Notwithstanding these tax indemnification obligations of Cadbury Schweppes, if the treatment of these transactions as reported were successfully challenged by a taxing authority, DPS generally would be required under applicable tax law to pay the resulting tax liabilities in the event that either (i) Cadbury Schweppes were to default on its obligations to DPS, or (ii) DPS breached a covenant or failed to file tax returns, cooperate or contest tax matters as required by the Tax-Sharing and Indemnification Agreement, which breach or failure caused such tax liabilities. In addition, if DPS is involved in certain change-in-control transactions, the obligations of Cadbury Schweppes to indemnify DPS for additional taxes in respect of the restructuring and other transactions will terminate and Cadbury Schweppes will have no further obligations to indemnify DPS on account of such transactions. Thus, if a taxing authority successfully challenges the treatment of one or more of these transactions, and Cadbury Schweppes is not required to indemnify DPS, the resulting tax liability could be for significant amounts and could have a material adverse effect on DPS’ results of operations, cash flows and financial condition.

DPS generally will be required to indemnify Cadbury Schweppes for any liabilities, taxes and other charges that are imposed on the Confectionery Group, including as a result of the Demerger failing to qualify for non-recognition treatment for US federal income tax purposes, if such liabilities, taxes or other charges are attributable to a breach by DPS of its representations or covenants. The covenants contained in the Tax-Sharing and Indemnification Agreement, for example, generally contain restrictions on DPS’ ability to (a) discontinue the active conduct of the historic business relied upon for purposes of the private letter ruling request submitted to the IRS, or liquidate, merge or consolidate the member of the DPS Group conducting such active business, (b) undertake certain transactions pursuant to which DPS stockholders would dispose of a substantial amount of DPS Shares, or (c) take any action inconsistent with the written statements and representations furnished to the IRS in connection with the private letter ruling request. Notwithstanding the foregoing, DPS will be permitted to take actions restricted by such covenants if Cadbury Schweppes provides DPS with prior written consent, or DPS provides Cadbury Schweppes with a private letter ruling or rulings from the IRS, or an unqualified opinion of counsel that is satisfactory to Cadbury Schweppes, to the effect that such action will not affect the tax-free nature of the Demerger or certain restructuring transactions, but DPS will remain liable for any liabilities, taxes and other charges imposed on members of the Confectionery Group as a result of the Demerger or such restructuring transactions failing to qualify as tax-free transactions as a result of such action. These potential tax indemnification obligations of DPS could be for significant amounts.

Furthermore, the Tax-Sharing and Indemnification Agreement will set forth the rights of the parties in respect of the preparation and filing of tax returns, the control of audits or other tax proceedings and assistance and cooperation in respect of tax matters, in each case, for taxable periods ending on or before or that otherwise include the date of the Demerger. In addition, with respect to taxable periods before or that include the Demerger, Cadbury Schweppes will have significant control over the reporting of various restructuring transactions on tax returns of the DPS Group and over proceedings where Cadbury Schweppes is indemnifying DPS for taxes that are involved in such proceedings.

16.9	Financing arrangements

A.	Credit Agreement

DPS has obtained financing pursuant to the terms of a Credit Agreement (the “Credit Agreement”), made between DPS as borrower (“Borrower”), the lenders (“Lenders”) and the issuing banks who are parties thereto, JPMorgan Chase Bank, N.A., as administrative agent (“Administrative Agent”), Bank of America, N.A., as syndication agent (“Syndication Agent”), Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as documentation agents (together with the Administrative Agent and the Syndication Agent, the “Agents”), and J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint lead arrangers (the “Lead Arrangers”) under which the Lenders agree to provide a US$1.9 billion term loan commitment (the “Term Loan”) and aggregate US$500 million revolving credit facility (the “Revolving Facility” and, together with the Term Loan, the “Facilities”) to the DPS Group. The Credit Agreement also provides for short-term borrowings known as swingline loans to be provided from time to time not to exceed an aggregate principal amount of up to US$25 million, and up to US$75 million to be made available to Borrower by way of letters of credit, subject in each case to availability under the Revolving Facility. The Facilities will be guaranteed by all material subsidiaries of the Borrower that are organised under any jurisdiction in the United States, subject to certain exceptions. The Borrower covenants to use the proceeds of the Facilities to consummate the Proposals in a manner consistent in all material respects with the Information Statement and the contractual documentation concerning the Demerger, including retaining at least US$100 million in unrestricted cash on its consolidated balance sheet for working capital and general corporate purposes.

Loans made under the Credit Agreement will bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or JPMorgan Chase Bank’s prime rate (“ABR”) (each, a “Type”), in each case plus a rate (the “Applicable Rate”) which varies, based upon the Borrower’s debt ratings, from 1.00 per cent to 2.50 per cent in the case of LIBOR loans and 0.00 per cent to 1.50 per cent in the case of ABR loans. Interest is to be paid the last day of each March, June, September and December with respect to any ABR loan, and the last day of the interest period (but no less often than quarterly) in the case of any LIBOR loan. The Borrower may elect to convert borrowings from one Type to the other. The Borrower will pay each Revolving Facility lender a commitment fee on its unused commitment initially equal to 0.30 per cent per annum (subject to adjustment based on the Borrower’s debt ratings), and will pay a participation fee equal to the Applicable Rate for LIBOR loans to the Revolving Facility lenders with respect to participations in letters of credit.

The final repayment date for the Term Loan and the Revolving Facility (and termination of the Revolving Facility commitments) is the fifth anniversary of the funding date. Loans under the Facilities are prepayable at par at any time at the Borrower’s option, in whole or in part, plus accrued and unpaid interest and breakage costs. Loans under the Revolving Credit Facility are revolving in nature and the Term Loan amortises at the rates set forth in the Credit Agreement.

The Credit Agreement contains certain warranties and representations given by the Borrower with respect to itself and its subsidiaries, some of which must be true at each of the signing date, the funding date and the date of the Demerger, and some of which must be true at each borrowing. The Credit Agreement provides that the Borrower must ensure the ratio of consolidated total debt to consolidated EBITDA does not exceed certain ratios throughout various periods (3.75 to 1 for the initial funding date through 30 June, 2009; 3.50 to 1 for 1 July, 2009 through 31 December, 2009; 3.25 to 1 for 1 January, 2010 to 31 December, 2010; and 3.00 to 1 from 1 January, 2011 until the maturity date). The Borrower must also ensure that the ratio of consolidated EBITDA to consolidated cash interest expense (each as defined in the Credit Agreement) for any four fiscal quarter periods ending on or after 30 June, 2008 is not less than 3.25 to 1.

The Credit Agreement includes covenants to provide to each Lender and the Administrative Agent the Borrower’s audited annual and unaudited quarterly consolidated balance sheet and related statements, as well as certificates from the financial officer (as defined in the Credit Agreement) as to whether a default (as defined in the Credit Agreement) has occurred. The Borrower covenants to give written notice of any default and any action, suit or proceeding against the Borrower that could reasonably be expected to have a material adverse effect. There are other customary affirmative covenants such as compliance with laws, maintenance of existence, payment of taxes, etc.

There are restrictions on the ability of the Borrower and its subsidiaries to incur debt, create liens, make or hold investments, enter into mergers or sales of all or substantially all assets, enter into transactions with affiliates or enter into agreements restricting subsidiaries’ ability to make distributions. These covenants are subject to exceptions agreed between the Borrower and the Agents.

A breach of any of these representations, warranties or covenants, the failure by the Borrower to pay any amount due, and certain other events including default under other material debt and any insolvency event, may constitute an event of default, with the result that the Administrative Agent may terminate the commitments and declare the loans then outstanding due and payable. The Credit Agreement contains other customary events of default.

The Credit Agreement documentation contains provisions that allow the Lead Arrangers and the Agents to increase the interest rates or yield of the loans, add collateral, reallocate up to US$500 million between the Term Loan and the Bridge Loan (as defined in B. below) (and vice versa) and modify certain other terms and aspects of the Facilities, in each case within agreed upon limits.

B.	Bridge Loan Agreement

DPS has obtained financing pursuant to the terms of a Bridge Loan Agreement (the “Bridge Loan Agreement”), made between DPS as borrower (“Borrower”), the lenders (“Lenders”) who are parties thereto, JPMorgan Chase Bank, N.A., as administrative agent (“Administrative Agent”), Bank of America, N.A., as syndication agent (“Syndication Agent”), Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as documentation agents (together with the Administrative Agent and the Syndication Agent, the “Agents”), and J.P. Morgan Securities Inc. and Banc of America Securities LLC, as lead arrangers (the “Lead Arrangers”) under which the Lenders agree to provide a US$2.0 billion bridge term loan commitment (the “Bridge Loan”) to the Borrower. The Bridge Loan will be guaranteed by all material subsidiaries of the Borrower that are organised under any jurisdiction in the United States, subject to certain exceptions. The Borrower covenants to use the proceeds of the Bridge Loan to consummate the Proposals in a manner consistent in all material respects with the Information Statement and the contractual documentation concerning the Demerger including retaining at least US$100 million in unrestricted cash on its consolidated balance sheet for working capital and general corporate purposes.

The Bridge Loan will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case plus a rate which may vary, based upon the Borrower’s debt ratings, from 1.00 per cent to 2.50 per cent in the case of LIBOR loans and 0.00 per cent to 1.50 per cent in the case of ABR loans. Interest is to be paid the last day of each March, June, September and December with respect to any ABR loan, and the last day of the interest period (but no less often than quarterly) in the case of any LIBOR loan. The Borrower may elect to convert borrowings from one Type to the other.

The final repayment date for the Bridge Loan is 364 days after the signing date and it is repayable in full on such date. The Borrower must prepay the Bridge Loan with the net cash proceeds from the issuance or incurrence of any debt by the Borrower or its subsidiaries, the issuance of any equity by the Borrower or the disposition of any assets by the Borrower or its subsidiaries, in each case subject to certain customary exceptions. The Bridge Loan is prepayable at par at any time at the Borrower’s option, in whole or in part, plus accrued and unpaid interest and breakage costs.

The Bridge Loan Agreement contains warranties and representations, affirmative and negative covenants and events of default substantially similar to those contained in the Credit Agreement, subject in each case to such variations as are customary for a bridge loan facility.

The Bridge Loan Agreement documentation contains provisions that allow the Lead Arrangers and the Agents to increase the interest rates or yield of the loans, add collateral, reallocate up to US$500 million between the Term Loan and the Bridge Loan (and vice versa) and modify certain other terms and aspects of the Facilities, in each case within agreed upon limits.

The Borrower currently intends, subject to prevailing market conditions, to replace all or a portion of the financing available under the Bridge Loan Agreement (prior to or after the funding thereof) with the proceeds of the issuance of one or more series of notes and/or an alternative term loan facility. These notes and/or the alternative term loan facility would have terms that would differ from those contemplated for the Bridge Loan, including longer maturities, non-call periods and higher interest rates.

The DPS Group may only draw down under the Facility Agreements if certain conditions precedent are satisfied. The principal conditions are summarised in section 5.3 of Part II — “Risk Factors”. If such funding is drawn, it will be paid into escrow pending completion of the Demerger and the satisfaction of various conditions precedent; the principal conditions are summarised in section 5.3 of Part II — “Risk Factors”.

Please see Part X of the Circular (and the related definitions contained in Part XV of the Circular) incorporated by reference into Part VII of this Prospectus — “Information about the Group” for further information about these arrangements.

With effect from the Demerger Effective Time, the DPS Group will cease to be part of the Group.

17.	Litigation and arbitration proceedings

17.1	Cadbury plc and the Confectionery Group

Other than as set out below, neither the Company nor any member of the Confectionery Group is or has been engaged in any governmental, legal or arbitration proceedings (including, so far as the Company is aware, any such proceedings which are pending or threatened) during the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability of the Company or the Group.

(A)	Americas

•	Cadbury Adams USA LLC (“Cadbury Adams”) is the defendant in an action brought by Wm. Wrigley Jr. Company (“Wrigley”) alleging infringement by certain Cadbury Adams gum products of Wrigley’s US patent relating to gums with specific cooling compounds. Wrigley has asserted damages in excess of US$50 million including interest and costs (and enhanced damages for wilful infringement) if Wrigley prevails on patent infringement and validity. Cadbury Adams has asserted counterclaims and is vigorously defending this action. Cadbury Adams filed a motion for summary judgment of invalidity of the asserted claim 34 of Wrigley’s 233 Patent on 15 June, 2007.

•	Cadbury Stani S.A.I.C. (formerly known as Productos Stani Sociedad Anónima Industrial y Commercial) (“Cadbury Stani”) is the defendant in an action brought by The Topps Company, Inc. (“Topps”) claiming unauthorised use by Cadbury Stani of alleged Topps specialised technology. Topps seeks damages in excess of US$200 million plus interest. The grant of Cadbury Stani’s motion for summary judgment dismissing many of Topps’ claims is pending appeal. Cadbury Stani has argued that the Court of Appeals should confirm the lower court’s decision dismissing Topps’ substantive claims in this case.

•	The Canadian Competition Bureau has commenced an investigation in respect of alleged price-fixing activities among the four largest chocolate confectionery companies operating in Canada (including the Group) and a large Canadian confectionery distributor. A number of civil class actions have also been filed against the four manufacturers and the distributor in most of the Canadian provinces. In each action, the plaintiffs allege violations by the defendants of the Competition Act and various torts and they claim damages and other relief on behalf of purchasers of chocolate in Canada during the period from January 2000 to the present. To date, the Group is aware of ten class actions that have been commenced in nine of the ten provinces. In the first Ontario class action, the plaintiffs seek general damages of C$200 million (Canadian dollars), punitive damages of C$20 million and other relief on behalf of a national class of purchasers (excluding purchasers in Quebec and British Columbia). In the second Ontario class action, the plaintiff has named an entity in the DPS Group and seeks general damages of C$50 million, punitive damages of C$5 million and other relief on behalf of a national class of purchasers. In the Quebec class action, the plaintiff seeks general damages of C$15 million, punitive damages of C$5 million and other relief on behalf of a class of Quebec purchasers only. In the Saskatchewan class action, the plaintiff seeks general damages of C$200 million, unspecified punitive damages and other relief on behalf of a class of Saskatchewan purchasers only. The remaining class actions in British Columbia, Alberta, Nova Scotia, New Brunswick and Newfoundland do not specify an amount of damages, and the Group has not yet been able to obtain a copy of the pleadings in Manitoba. The Group’s potential liability in relation to these matters is not quantifiable at this stage.

•	As at 13 March, 2008 (being the latest practicable date prior to the publication of this document), a number of civil class action suits had also been filed against Nestlé, Mars, Hershey and the Group in various US federal district courts and one state court. The plaintiffs allege anti-trust violations by the defendants of the US Sherman Act and the US Clayton Act (among other statutes) and claim damages and other relief on behalf of purchasers of chocolate in the United States from January 2002 to the present. The actions do not specify an amount of damages.

(B)	BIMA

In the second half of 2006, a significant over-statement of the financial position of Cadbury Nigeria PLC was discovered and investigations are being conducted by the Nigerian Securities and Exchange Commission and the Economic and Financial Crimes Commission into the over-statement. The potential quantum of the Group’s liabilities in relation to these investigations is unquantifiable at this stage but the Directors do not believe it will be material. A £23 million charge was recognised in the audited consolidated financial statements of Cadbury Schweppes plc for FY 2006 in this regard and a £15 million impairment of the goodwill held in respect of Cadbury Nigeria was recorded as at 31 December, 2006.

(C)	Asia-Pacific

In December 2006, Cadbury Schweppes Pty Ltd. filed a statement of claim in the Federal Court of Australia against Amcor Limited and Amcor Packaging (Australia) Pty Ltd. claiming compensation for financial losses it has incurred as a result of Amcor’s involvement in anti-competitive arrangements in breach of the Trade Practices Act 1974. Amcor Limited and Amcor Packaging (Australia) Pty Ltd. have filed defences and cross-claimed against certain companies in the Visy group (“Visy”). Visy has filed its defence against the cross-claim. As at 13 March, 2008 (the latest practicable date prior to the publication of this Prospectus), the parties are currently working through orders for discovery and other interlocutory steps. No trial date has been fixed, but the court has indicated that a trial date in mid-2008 is likely. The claim is complex and specific quantum is difficult to assess at this time, but the claim as filed is in the order of A$100 million (Australian dollars).

17.2	DPS Group

Other than as set out below, no member of the DPS Group is or has been engaged in any governmental, legal or arbitration proceedings (including, so far as the Company is aware, any such proceedings which are pending or threatened) during the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability of the Company or the Group.

(A)	Snapple Distributor Litigation

In 2004, Snapple Beverage Corp. (a member of the DPS Group) and several affiliated entities of Snapple Beverage Corp., including Snapple Distributors, Inc., were sued in United States District Court, Southern District of New York, by 57 area route distributors for alleged price discrimination, breach of contract, retaliation, tortious interference and breach of the implied duty of good faith and fair dealing arising out of their respective area route distributor agreements. Each plaintiff sought damages in excess of US$225 million. The plaintiffs initially filed the case as a class action but withdrew their class certification motion. They are proceeding as individual plaintiffs but the cases have been consolidated for discovery and procedural purposes. On 14 September, 2007, the court granted the DPS Group’s motion for summary judgment, dismissing the plaintiff’s federal claims of price discrimination and dismissing, without prejudice, the plaintiff’s remaining claims under state law. The plaintiffs have filed a notice to appeal the decision and may decide to re-file the state law claims in state court. The Group believes it has meritorious defences with respect to the appeal and will defend itself vigorously. However, there is no assurance that the outcome of the appeal, or any trial, if claims are re-filed, will be in the DPS Group’s favour.

(B)	Holk & Weiner Snapple Litigation

In 2007, Snapple Beverage Corp. was sued by Stacy Holk, in New Jersey Superior Court, Monmouth County, and by Hernant Mehta in the US District Court, Southern District of New York. Plaintiffs filed the case as a class action. The plaintiffs allege that Snapple’s labelling of certain of its drinks is misleading and/or deceptive. The plaintiffs seek unspecified damages on behalf of the class, including enjoining

Snapple from various labelling practices, disgorging profits, reimbursing of monies paid for product and treble damages. The Mehta case in New York has since been dropped by the plaintiff. However, the attorneys in the Holk, New Jersey case and a new plaintiff, Evan Weiner, have since filed a new action in New York substantially similar to the New Jersey action. In each case, the Group has filed motions to dismiss the plaintiff’s claims on a variety of grounds. The Group believes it has meritorious defences to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of the Group’s motions or of the trial will be in its favour. The potential quantum of the Group’s liabilities in relation to these claims is unquantifiable at this stage.

(C)	Nicolas Steele v. Seven Up/RC Bottling Company Inc. Robert Jones v. Seven Up/RC Bottling Company of Southern California, Inc. California Wage Audit

In 2007, Seven Up/RC Bottling Company Inc., (a member of the DPS Group) was sued by Nicolas Steele, and in a separate action, by Robert Jones, in Superior Court in the State of California (Orange County), alleging that its subsidiary failed to provide meal and rest periods and itemised wage statements in accordance with applicable California wage and hour law. The cases have been filed as class actions. The classes, which have not yet been certified, consist of all the employees of one of the DPS Group’s subsidiaries who have held a merchandiser or delivery driver position in southern California in the past three years. The potential class size could be substantially higher, due to the number of individuals who have held these positions over the three year period. On behalf of the classes, the plaintiff claims lost wages, waiting time penalties and other penalties for each violation of the statute. The Group believes it has meritorious defences to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of this matter will be in its favour. The potential quantum of the Group’s liabilities in relation to these claims is unquantifiable at this stage.

The Group has been requested to conduct an audit of its meal and rest periods for all non-exempt employees in California at the direction of the California Department of Labor. As at 13 March, 2008 (the latest practicable date prior to publication of this Prospectus), the Group has declined to conduct such an audit until there is judicial clarification of the intent of the statute. The Group cannot predict the outcome of such an audit.

(D)	Dr Pepper Bottling Company of Texas, Inc. Shareholder Litigation

Crescent/Mach I Partnership, L.P. et al. v. Dr Pepper Bottling Co. of Texas. The case involved a claim by certain former minority shareholders of Dr Pepper Holdings, Inc. that the purchase price paid to acquire their shares as part of the merger of Dr Pepper Holdings, Inc. and DPSUBG was inadequate and that the parties to the transaction breached their fiduciary duties or otherwise aided and abetted an illegal act. On 17 May, 2007, the court denied the claims of breach of fiduciary duty and determined fair value of the stock as US$32.31 per share. On 1 June, 2007, in order to settle the action, Dr Pepper Bottling Company of Texas (formerly Dr Pepper Holdings, Inc.) paid US$47 million (including US$15 million of interest) to the shareholders seeking appraisal on the basis of the fair value per share determined by the court. Dr Pepper Bottling Co. of Texas has filed a motion to reopen the court’s decision on the basis that the court overstated, because of a clerical error, the stock value by US$2.27 per share. The court has acknowledged the clerical error but the impact of the settlement agreement on the judge’s ability to correct the error is currently uncertain.

With effect from the Demerger Effective Time, the DPS Group will cease to be part of the Group.

18.	Working capital

The Company believes that, taking into account the cash balances and bank and other facilities available to it, the working capital available to the Cadbury plc Group is sufficient for the Cadbury plc Group’s present requirements, that is, for at least the next 12 months following the date of this Prospectus.

19.	No significant change

There has been no significant change in the financial or trading position of the Group since 31 December, 2007, the date to which Cadbury Schweppes prepared its last published consolidated audited financial statements.

20.	Consents

Deloitte & Touche LLP (a member firm of the Institute of Chartered Accountants in England and Wales) has given and has not withdrawn its written consent to the inclusion of its report on the Unaudited Pro Forma Financial Information in Part XI — “Unaudited Pro Forma Financial Information” of this Prospectus, in the form and context in which it appears, and has authorised the contents of that part of this Prospectus which comprises its report for the purpose of Rule 5.5.3R(2)(f) of the Prospectus Rules.

Each of the Joint Sponsors has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion of the references to its name in the form and context in which it appears.

21.	Currency and presentation of Historical Financial Information and other information

21.1	General

Unless otherwise indicated, all references in this Prospectus to “sterling”, “pounds sterling”, “pounds”, “pence”, “£” or “p” are to the lawful currency of the United Kingdom. The Group prepares its financial information in pounds sterling.

References to “subsidiary undertakings” are to be construed in accordance with section 258 of the Companies Act.

Percentages have been rounded and accordingly may not add up to 100 per cent. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this Prospectus may vary slightly from the actual arithmetic totals of such data.

Prior to FY 2006, Cadbury Schweppes plc’s consolidated financial information was drawn up to the Sunday nearest to 31 December in each year. This resulted periodically in a financial year of 53 weeks. In FY 2006, Cadbury Schweppes plc’s consolidated financial information was drawn up on a calendar year basis with 12-monthly periods. Consequently, Cadbury Schweppes plc’s consolidated income statements for FY 2005, FY 2006 and FY 2007 cover respectively the 52 weeks from 3 January, 2005 to 1 January, 2006, the year from 2 January, 2006 to 31 December, 2006 and the year from 1 January, 2007 to 31 December, 2007. Cadbury Schweppes plc’s consolidated balance sheets for FY 2005, FY 2006 and FY 2007 have been drawn up as at 1 January, 2006, 31 December, 2006 and 31 December, 2007 respectively.

With effect from 3 January, 2005, Cadbury Schweppes plc was required to prepare its consolidated financial statements in accordance with IFRS and to provide one year of comparative financial information for FY 2004 prepared in accordance with IFRS. The financial statements for FY 2005 contain information about Cadbury Schweppes plc’s first time adoption of IFRS, an explanation of Cadbury Schweppes plc’s transition to IFRS and a reconciliation of the financial information of Cadbury Schweppes plc for FY 2004 prepared in accordance with UK GAAP to financial information of Cadbury Schweppes plc for FY 2005 prepared in accordance with IFRS.

With effect from 1 July, 2007, the Confectionery Group’s continuing business was reorganised into four operating regions. The Confectionery Group’s four regions are: Britain, Ireland, Middle East and Africa (BIMA); Europe; Americas Confectionery; and Asia Pacific. For the year ended 31 December, 2007, the Group reported its regional results on the basis of these operating regions plus Americas Beverages. In order to show the FY 2006 figures on the same basis, the comparative segmental analysis for FY 2006 was re-presented in the financial statements for FY 2007.

In 2005, Europe Beverages was classified as discontinued operations. In August 2006, the sale of the South African beverages business, Bromor Foods, was completed. As this disposal was part of the strategic decision to exit beverages outside the Americas and Australia, it was classified as discontinued operations in the FY 2006 audited consolidated financial statements. In order to show the FY 2005 figures on the same basis, the comparative figures for FY 2005 were re-presented in the FY 2006 audited consolidated financial statements to classify the South African beverages business as discontinued. As a result of this re-presentation, revenue in 2005 is shown in the FY 2006 audited consolidated financial statements as lower by £76 million and underlying profit from operations in 2005 is shown as lower by £8 million, in each case as compared to the corresponding figures in the FY 2005 audited consolidated financial statements.

The accounting policies applied in the preparation of the consolidated financial statements of Cadbury Schweppes plc for FY 2005, FY 2006 (including the re-presented comparative figures for FY 2005) and FY 2007 (including the re-presented comparative figures for FY 2006) are set out in the notes to those financial statements (incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc”) and have been applied consistently in preparing such financial statements. As explained in Note 1(b) to the financial statements of Cadbury Schweppes plc for FY 2007, the Directors anticipate that the adoption of certain standards and interpretations (listed in Note 1(b)) for future financial periods will have no material impact on the financial statements of the Group, except for IFRS 3 (Revised) should the Group undertake material acquisitions in the future. The consolidated financial statements of Cadbury Schweppes plc for FY 2005, FY 2006 and FY 2007 have been audited and the audit report for each year was unqualified.

21.2	Non-GAAP management performance measures

The financial information in this Prospectus includes a number of non-GAAP management performance measures, namely underlying profit from operations, Free Cash Flow and Net Debt.

(A)	Underlying performance measures

The Group believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional useful information on underlying trends. These measures are used by management for internal performance analysis and incentive compensation arrangements for employees. The term “underlying” is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. A reconciliation of underlying profit from operations to the corresponding measure required by IFRS, which is profit from operations, is incorporated into this Prospectus by reference to the section of Cadbury Schweppes plc’s Financial Review 2007 headed “Underlying earnings measures” on page 25 of Cadbury Schweppes plc’s Annual Report and Accounts 2007.

In addition, a reconciliation of underlying earnings per share to reported earnings per share is incorporated into this Prospectus by reference to the section of Cadbury Schweppes plc’s Financial Review 2007 headed “Earnings per ordinary share” on page 30 of Cadbury Schweppes plc’s Annual Report and Accounts 2007 and is contained in Note 13 to the audited consolidated financial statements of Cadbury Schweppes plc for FY 2007 incorporated by reference into Part X — “Historical Financial Information for Cadbury Schweppes plc”.

Underlying earnings per share, which is a non-GAAP measure, is calculated by adjusting basic earnings per share to exclude the effects of the following:

•	restructuring costs;

•	amortisation and impairment of acquisition intangibles;

•	non-trading items;

•	exceptional items;

•	IAS 39 adjustment; and

•	the tax impact of certain intra-group transfers and the above.

The items treated as exceptional in FY 2007 are:

•	Gain on contract termination — in 2007, the Group received amounts in respect of the termination in November of a distribution agreement for Glacéau in the US. The gain which would otherwise have been received through distribution of the product in 2008 is considered to be one-off and excluded from the underlying results.

•	UK product recall — in 2006, the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. The impact on trading following the recall is included in underlying results.

•	Nigeria — in 2006, the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business.

•	Release of disposal tax provisions — in 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business, and the disposal in 1999 of the Group’s beverage brands in 160 countries. This has resulted in the release of unutilised provisions amounting to £51 million within discontinued operations. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the original treatment, the release of the unutilised provisions has been excluded from the underlying earnings of the Group.

In order to provide comparable earnings information, the tax impact (where applicable) of the above items is also excluded in arriving at underlying earnings. In addition, from time to time the Group may undertake reorganisations in preparation for a disposal or make intra-group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to tax gains or losses which are excluded from the underlying results.

A discussion of these items is incorporated into this Prospectus by reference to the section of Cadbury Schweppes plc’s Financial Review 2007 headed “Underlying earnings measures” on pages 25 to 28 (inclusive) of Cadbury Schweppes plc’s Annual Report and Accounts 2007.

(B)	Free Cash Flow

References to “Free Cash Flow” are to the amount of cash the Group generates after meeting all its obligations for interest and tax and after all capital investment.

	FY 2007	FY 2006	FY 2005
	£m	£m	£m

Net cash from operating activities	812	620	891
Additional funding of past service pensions deficit	48	67	31
Income taxes paid on disposals	12	83	—
Net capital expenditure	(352)	(300)	(261)
Net associate and minority dividends received	7	2	4

Free Cash Flow	527	472	665

Net capital expenditure includes purchases of property, plant and equipment and software of £409 million (2006: £384 million) less proceeds on disposal of property, plant and equipment of £57 million (2006: £84 million).

In 2007, the Group revised its definition of Free Cash Flow to exclude dividends payable to equity shareowners to align with market practice. Free Cash Flow for 2006 has been re-presented from £200 million under the previous definition (after payment of £272 million of dividends to equity shareowners) to £472 million on a comparable basis. Free Cash Flow for 2005 has been restated from £404 million under the previous definition (after payment of £261 million dividends to equity shareowners) to £665 million on a comparable basis.

Free Cash Flow is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-GAAP cash flow measures reported by other companies. Free Cash Flow is the measure used by Cadbury Schweppes for internal cash flow performance analysis and is the primary cash flow measure seen and used by the CEC. Management believes that Free Cash Flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure. Free Cash Flow therefore represents the amount of cash generated in the year by the business and provides investors with an indication of the net cash flows generated that may be used for, or are required to be funded by, other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing.

In 2007, payments of £48 million (2006: £67 million) made into principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy for the period from 2005 to 2008. Management believes that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating Free Cash Flow. The cash cost of funding pension obligations arising in respect of current year service continues to be reported within Free Cash Flow.

Consistent with the cash flow from disposals of subsidiaries being excluded from Free Cash Flow, associated tax payments are also excluded from the Group’s definition of Free Cash Flow. Taxes paid on disposals in 2007 relate to the disposal of the European Beverages business.

In 2006, tax payments arising on disposals of £83 million, principally a £74 million payment to the UK tax authorities in settlement of a tax dispute arising on the 1997 disposal of Coca-Cola & Schweppes Beverages, have been excluded from Free Cash Flow. This aligns the treatment of the tax with the treatment of the disposal proceeds which are excluded from Free Cash Flow.

(C)	Net Debt

References to “Net Debt” are to the total borrowings of the business, including both short-term and long-term bank loans, bonds and finance leases, after offsetting the cash and cash equivalents held by the business and short-term investments.

The table below reconciles Net Debt, as the Group defines it, to the corresponding IFRS balance sheet captions.

	FY 2007	FY 2006	FY 2005
	£m	£m	£m

Short-term investments	2	126	47
Cash and cash equivalents	493	269	332
Short-term borrowings and overdrafts	(2,562)	(1,439)	(1,194)
Obligations under finance leases	(21)	(22)	(20)
Borrowings — non current	(1,120)	(1,810)	(3,022)
Obligations under finance lease — non current	(11)	(33)	(43)

Net Debt	(3,219)	(2,909)	(3,900)

Net Debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-GAAP debt measures reported by other companies. Net Debt is the measure used by the Group for internal debt analysis. Management believes that Net Debt is a useful measure as it indicates the level of indebtedness after taking account of the financial assets within the business that could be utilised to pay down debt. In addition the Net Debt balance provides an indication of the net borrowings on which the Group is required to pay interest.

22.	Sources of information

22.1	Financial information

Unless otherwise indicated, financial information relating to the Group in this Prospectus has been extracted, without material adjustment, from the Historical Financial Information of Cadbury Schweppes plc incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc” (including the re-presented comparative figures for FY 2005 set out in the consolidated financial statements of Cadbury Schweppes plc for FY 2006 and the re-presented comparative figures for FY 2006 set out in the consolidated financial statements of Cadbury Schweppes plc for FY 2007, as explained in the Notes to the Historical Financial Information) or the consolidation schedules which underlie these financial statements. Investors should ensure that they read the whole of this Prospectus and the information incorporated by reference into it and not just rely on key or summarised information.

22.2	Industry and market data

This document contains certain statements with respect to the Group’s market position, or its products’ or brands’ market positions, by comparison with third parties or their products or brands. These statements are based on independent sources, such as Euromonitor (2006 and, where available, 2007 data), ACNielsen (2007 data), Information Resources Inc. (2007 data), the Shakai Chosa Retailer Index produced by Intage Co. (2007 data) and Beverage Digest 2006, unless otherwise stated. Statements about competitive position are based on retail sales value, unless otherwise stated.

Where third party information has been used in this Prospectus, the source of such information has been given. The Company confirms that the information provided by such third parties has been accurately reproduced. So far as the Company is aware and has been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.

23.	No incorporation of website information

The contents of the Group’s websites do not form part of this Prospectus.

24.	Miscellaneous

The total costs and expenses (exclusive of any amounts in respect of value added tax) payable by the Group in connection with the negotiation, preparation and implementation of the Proposals, including the issue of this Prospectus and the Circular and anticipated transaction-related costs in connection with the facilities entered into by the DPS Group, details of which are set out in section 16.9 of this Part XIII are estimated to amount to approximately £253 million.

The financial information in this Prospectus relating to the Company or the Group does not comprise statutory accounts within the meaning of section 240(5) of the Companies Act. Statutory accounts for Cadbury Schweppes plc for each of FY 2005, FY 2006 and FY 2007 have been delivered to the Registrar of Companies.

Deloitte & Touche LLP, whose address is Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR, are the auditors of Cadbury Schweppes plc and audited the financial statements of Cadbury Schweppes plc for FY 2005, FY 2006 and FY 2007. The reports in respect of the financial statements for FY 2005, FY 2006 and FY 2007 were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act. Deloitte & Touche LLP is a member firm of the Institute of Chartered Accountants in England and Wales.

As at 13 March, 2008 (the latest practicable date prior to the publication of this Prospectus) Cadbury Schweppes plc had in issue 2,111,554,993 Cadbury Schweppes Ordinary Shares. The ISIN for the Cadbury Schweppes Ordinary Shares is GB0006107006.

25.	Documents available for inspection

Copies of the following documents are available for inspection at the Company’s registered office (at 25 Berkeley Square, London W1J 6HB until 1 June, 2008 and at Cadbury House, 3 Uxbridge Business Park, Sanderson Road, Uxbridge, Middlesex UB8 1DH thereafter) and the offices of Slaughter and May, the Company’s solicitors, at One Bunhill Row, London EC1Y 8YY during normal business hours on Monday to Friday of each week (public holidays excepted) from the date of this Prospectus up to and including the Demerger Long Stop Date:

•	the Memorandum and the Articles which will be adopted with effect from the Scheme Effective Date;

•	a draft dated 19 March, 2008 of the Separation Agreement;

•	the Employee Share Schemes;

•	the Directors’ service contracts and letters of appointment described in section 7 of this Part XIII;

•	the written consents referred to in section 20 of this Part XIII;

•	the Historical Financial Information of Cadbury Schweppes plc for FY 2005, FY 2006 and FY 2007 incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc” of this Prospectus;

•	the Unaudited Pro Forma Financial Information contained in Part XI — “Unaudited Pro Forma Financial Information” of this Prospectus;

•	the auditors’ reports incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc” of this Prospectus;

•	the accountants’ report contained in Part XI — “Unaudited Pro Forma Financial Information” of this Prospectus;

•	the Cadbury Schweppes plc Annual Report 2007;

•	the Circular, the Forms of Proxy; and

•	a copy of this Prospectus.

In addition, this Prospectus will be published in electronic form and available on the Company’s website at www.cadburyschweppes.com/demerger, subject to access restrictions.

26.	Checklist of information incorporated by reference

The table below sets out the information which is incorporated by reference into this Prospectus:

		Page number
Information incorporated by reference	Document reference	in this document

Description of certain risks relating to the DPS Group	Part C of Part III of the Circular, pages 52 to 59 (inclusive)	6

Information about the Proposals	Part II of the Circular, pages 21 to 42 (inclusive)	18

Financial Information on Americas Beverages	Part V of the Circular	58 and 60

Information about Americas Beverages and the DPS Group	Parts IX and X of the Circular, pages 108 to 128 (inclusive)	21, 37 and 132

Definitions in the Circular (for the purpose of interpreting parts of the Circular incorporated by reference into this Prospectus)	Part XV of the Circular, pages 193 to 200 (inclusive)	6, 18, 21, 37, 58, 60 and 132

Audited consolidated financial statements of Cadbury Schweppes plc for FY 2005 (including relevant accounting statements and the notes), and auditors’ report thereon	Cadbury Schweppes plc Annual Report and Accounts 2005, pages 86 to 162 (inclusive)	57

Audited consolidated financial statements of Cadbury Schweppes plc for FY 2006 (including the comparative figures for FY 2005, relevant accounting statements and the notes) and auditors’ report thereon	Cadbury Schweppes plc Annual Report and Accounts 2006, pages 102 to 171 (inclusive)	57

Audited consolidated financial statements of Cadbury Schweppes plc for FY 2007 (including the comparative figures for FY 2006, relevant accounting statements and the notes) and auditors’ report thereon	Cadbury Schweppes plc Annual Report and Accounts 2007, pages 76 to 137 (inclusive)	57

Cadbury Schweppes plc Strategic Review 2006	Cadbury Schweppes plc Annual Report and Accounts 2005, pages 8 to 17 (inclusive)	50

Chief Executive’s review 2007 (excluding the paragraphs under the heading “Outlook”)	Cadbury Schweppes plc Annual Report and Accounts 2007, pages 5 to 9 (inclusive)	50

Cadbury Schweppes plc Operating and Financial Review 2005 (excluding the paragraphs under the heading “Future trends”)	Cadbury Schweppes plc Annual Report and Accounts 2005, pages 58 to 77 (inclusive)	50, 51 and 57

Cadbury Schweppes plc Financial Review 2006 (excluding the paragraphs under the headings “Future trends” and “2007 outlook”)	Cadbury Schweppes plc Annual Report and Accounts 2006, pages 70 to 93 (inclusive)	50, 51 and 57

Cadbury Schweppes plc Financial Review 2007 (excluding the paragraphs under the headings “Future trends” and “2008 outlook”)	Cadbury Schweppes plc Annual Report and Accounts 2007, pages 25 to 47 (inclusive)	50, 51, 53, 54, 55, 57, 136 and 137

The section of Cadbury Schweppes plc’s Description of Business 2005 headed “Science and Technology”	Cadbury Schweppes plc Annual Report and Accounts 2005, page 15	54

		Page number
Information incorporated by reference	Document reference	in this document

The section of Cadbury Schweppes plc’s Description of Business 2006 headed “Science and Technology”	Cadbury Schweppes plc Annual Report and Accounts 2006, page 30	54

The section of Cadbury Schweppes plc’s Description of Business 2007 headed “Science & Technology”	Cadbury Schweppes plc Annual Report and Accounts 2007, page 20	54

The above documents have been made public and are available on the website www.cadburyschweppes.com.

27.	Overseas Shareholders

No Ordinary Shares, Beverages Shares or any other securities in the Company have been marketed to, nor are any available for purchase, in whole or in part, by, the public in the United Kingdom or elsewhere in connection with Admission or the Demerger. This document does not constitute or form part of any offer or invitation to purchase, subscribe for, sell or issue, or any solicitation of any offer to purchase, subscribe for, sell or issue, Ordinary Shares or Beverages Shares or any other securities of the Company.

The distribution of this Prospectus and the allotment and issue of Ordinary Shares and/or Beverages Shares in jurisdictions other than the United Kingdom may be restricted by law. No action has been taken by the Company to obtain any approval, authorisation or exemption to permit the allotment or issue of Ordinary Shares and/or Beverages Shares or the possession or distribution of this document (or any other publicity material relating to the Ordinary Shares and/or the Beverages Shares) in any jurisdiction, other than in the United Kingdom and New Zealand.

Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the distribution of this document or the Proposals. Persons into whose possession this document comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the distribution of this document and the Proposals. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

This document is not for publication or distribution in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. The Ordinary Shares and the Beverages Shares may not be offered, sold or otherwise transferred, directly or indirectly, in or into any jurisdiction or for the account or benefit of citizens or residents of any such jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such jurisdiction.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the distribution of this document or the allotment and issue of Ordinary Shares and Beverages Shares pursuant to the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If, in respect of any Overseas Shareholder, Cadbury Schweppes plc or Cadbury plc is advised that the allotment and issue of Ordinary Shares and/or Beverages Shares would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require Cadbury plc to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of Cadbury plc, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that:

(A)	in the case of such Ordinary Shares, Cadbury plc may in its sole discretion determine that no such Ordinary Shares shall be allotted and issued to such Overseas Shareholder but instead such shares shall be allotted and issued to such person as Cadbury plc may procure, as trustee for such Overseas Shareholder, on terms that they shall, as soon as practicable following the Scheme Effective Date, be sold on behalf of such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareholder; or

(B)	where such Ordinary Shares have already been allotted and issued (in circumstances where paragraph (A) does not apply), Cadbury plc may in its sole discretion determine that such Ordinary Shares shall be sold, and Cadbury plc shall appoint a person who shall be authorised on behalf of such Overseas Shareholder to procure that any shares in respect of which Cadbury plc has made such determination shall, as soon as practicable following the Scheme Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareholder; or

(C)	in the case of the allotment and issue of Beverages Shares, Cadbury plc may in its sole discretion determine that no such Beverages Shares shall be allotted and issued to such Overseas Shareholder but instead such shares shall be allotted and issued to such person as the directors of Cadbury plc may procure, as trustee for such Overseas Shareholder, until such time as they are cancelled pursuant to the Cadbury Reduction of Capital. In consideration of this cancellation, such person will be allotted and issued DPS Shares pursuant to the terms of the Cadbury Reduction of Capital. As soon as practicable following the Demerger Effective Time, such DPS Shares shall be sold on behalf of such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareholder; or

(D)	where such Beverages Shares have already been allotted and issued (in circumstances where paragraph (C) does not apply), such Beverages Shares shall remain in issue until such time as they are cancelled pursuant to the Cadbury Reduction of Capital or otherwise. In consideration of this cancellation, such person as the directors of Cadbury plc may procure will be allotted and issued DPS Shares pursuant to the terms of the Cadbury Reduction of Capital. Such person shall be authorised on behalf of such Overseas Shareholder to procure that such DPS Shares shall, as soon as practicable following the Demerger Effective Time, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareholder.

Any remittance of the net proceeds of sale referred to in this section shall be at the risk of the relevant Overseas Shareholder.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Proposals in their particular circumstances.

United States

The Ordinary Shares and the Beverages Shares to be issued pursuant to the Scheme have not been, and will not be, registered under the US Securities Act. The Ordinary Shares and the Beverages Shares will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. For the purpose of qualifying for this exemption, Cadbury Schweppes will advise the Court that it will rely on the Section 3(a)(10) exemption based on the Court’s sanctioning of the Scheme following a hearing on its fairness to Scheme Shareholders. Scheme Shareholders are being notified of this hearing and are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme.

Any securities issued pursuant to the Scheme will not be registered under any United States state securities laws and may only be issued to persons resident in a state pursuant to an exemption from the registration requirements of the securities laws of such state.

Ordinary Shares to be issued pursuant to the Scheme will not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the US Securities Act. Persons who receive securities pursuant to the Scheme may resell them without restriction under the US Securities Act.

28.	Forward-looking statements

This document contains a number of forward-looking statements, including, in particular, statements about future events, future financial performance, plans, strategies, expectations, prospects, competitive environment, regulation and supply and demand. These statements may constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act and Section 21E of the US Exchange Act. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal”, “target”, “scorecard” or similar expressions or the negative of these terms or similar expressions in this document. The management of the Group has based these forward-looking statements on its views with respect to future events and financial performance. Actual financial performance of the Group could differ materially from those projected in the forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections and its financial performance may be better or worse than anticipated. Given these uncertainties, readers should not place undue reliance on any forward-looking statements.

Forward-looking statements represent estimates and assumptions only as of the date that they were made. Neither the Company, Cadbury Schweppes, DPS nor any member of the Group undertakes any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date of this document, except to the extent required by applicable law, United States federal securities law, the Listing Rules, the Prospectus Rules, the Disclosure and Transparency Rules and other regulations. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under “Risk Factors” set out in Part II of this document. These risk factors may not be exhaustive as the Group operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Investors should carefully read this document in its entirety as it contains important information about the business of the Group and the risks it faces, the Demerger and management plans and objectives.

Dated 19 March, 2008

DEFINITIONS

In this Prospectus, the following expressions have the following meanings, unless the context otherwise requires:

“Admission”	admission by the UK Listing Authority of the Ordinary Shares to listing on the Official List in accordance with the Listing Rules and the admission of the Ordinary Shares to trading on the main market for listed securities of the London Stock Exchange in accordance with the Admission and Disclosure Standards produced by the London Stock Exchange;

“Admission and Disclosure Standards”	the requirements contained in the current edition of the publication “Admission and Disclosure Standards” containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s main market for listed securities;

“AIP” or “Annual Incentive Plan”	before Admission, the annual incentive plan of Cadbury Schweppes plc and, after Admission, the annual incentive plan of the Company;

“Americas Beverages”	the Group’s Americas beverages business comprising operations in the United States, Canada, Mexico and the Caribbean together with its manufacturing facilities and marketing and distribution networks which is proposed to be demerged in accordance with the Separation Agreement and will be owned by DPS following the Demerger Effective Time, described in more detail in section 4 of Part VII — “Information about the Group”;

“Articles”	the articles of association of the Company from time to time;

“Audit Committee”	the Audit Committee of the Board;

“Australia Beverages”	the beverages business of the Confectionery Group located principally in Australia;

“Beverages Shares”	the beverage shares of £5.00 each (or such lower nominal value as the Directors may decide prior to the date of the Second Court Hearing) in the capital of the Company to be allotted and issued pursuant to the Scheme and the Articles;

“BIMA”	Britain, Ireland, Middle East and Africa, one of the Confectionery Group’s regions, as described in more detail in section 3.6 of Part VII — “Information about the Group”;

“Board”	the board of Directors of Cadbury Schweppes plc or the Company, as the context may require;

“BSRP” or “Bonus Share Retention Plan”	before Admission, the Cadbury Schweppes Bonus Share Retention Plan 2004 and, after Admission, The Cadbury plc 2008 Bonus Share Retention Plan;

“business day”	a day (excluding Saturday or Sunday or a public holiday) on which banks generally are open for business in the City of London for the transaction of normal banking business;

“Cadbury Nigeria”	Cadbury Nigeria PLC of Lateef Jakande Road, Agidingbi, PO Box 164, Ikeja, Lagos, Nigeria, a company incorporated in Nigeria;

“Cadbury plc”	Cadbury plc, a public limited company incorporated in England and Wales with registered number 06497379 and whose registered office is at 25 Berkeley Square, London W1J 6HB;

“Cadbury plc Group”	(i) if used to refer to a time before the Scheme becomes effective, the Company; and

(ii) if used to refer to a time after the Scheme becomes effective, the Company and its subsidiaries (as defined in the Companies Act) from time to time;

“Cadbury plc ADRs”	American depositary shares issued pursuant to the Cadbury plc Deposit Agreement, each representing four Ordinary Shares or American depositary receipts evidencing the same, as the context may require;

“Cadbury plc Deposit Agreement”	the deposit agreement to be entered into prior to the First Court Hearing between the Company, the Depositary and the holders of Cadbury plc ADRs to be issued thereunder;

“Cadbury plc Share Schemes”	The Cadbury plc 2008 Share Option Plan, The Cadbury plc 2008 Bonus Share Retention Plan, The Cadbury plc 2008 Long Term Incentive Plan, The Cadbury plc 2008 International Share Award Plan, The Cadbury plc 2008 Savings Related Share Option Scheme, The Cadbury plc 2008 Irish Savings Related Share Option Scheme, The Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme, The Cadbury plc 2008 International Savings Related Share Option Scheme, The Cadbury plc 2008 Asia Pacific Employee Share Acquisition Plan, The Cadbury plc 2008 US Employees Share Option Plan, The Cadbury plc 2008 Americas Employees Share Option Plan, The Choices 2008 Share Incentive Plan and The Cadbury plc 2008 Irish Employee Share Scheme;

“Cadbury Reduction of Capital”	the proposed reduction of capital of the Company under sections 135 — 137 of the Companies Act, details of which are set out in Part V — “Information about the Proposals” of this Prospectus;

“Cadbury Reduction of Capital Record Time”	6.00 p.m. (London time) on the business day immediately preceding the date on which the order of the Court confirming the Cadbury Reduction of Capital is registered by the Registrar of Companies;

“Cadbury Schweppes ADRs”	American depositary shares issued pursuant to the Deposit Agreement, each representing four Cadbury Schweppes Ordinary Shares or American depositary receipts evidencing the same, as the context may require;

“Cadbury Schweppes” or “Cadbury Schweppes plc”	Cadbury Schweppes plc, a public limited company incorporated in England and Wales with registered number 52457 and whose registered office is 25 Berkeley Square, London W1J 6HB, which, upon the Scheme and Cadbury Schweppes Reduction of Capital becoming effective, will be re-registered as a private limited company and thereafter be known as Cadbury Schweppes Limited;

“Cadbury Schweppes Ordinary Shares”	the ordinary shares of 12.5 pence each in the capital of Cadbury Schweppes plc;

“Cadbury Schweppes Reduction of Capital”	the reduction of capital provided for by the Scheme under sections 135 to 137 of the Companies Act, details of which are set out in Part II of the Circular incorporated by reference into this Prospectus;

“Cadbury Schweppes Share Schemes”	the Share Option Plans, The Cadbury Schweppes Bonus Share Retention Plan 2004, The Cadbury Schweppes Long Term Incentive Plans 1997 and 2004, the ISAP, the Savings Related

Share Schemes, The Cadbury Schweppes plc US Employees Share Option Plan 2005, The Cadbury Schweppes plc Americas Employees Share Option Plan 2005, The Choices Share Incentive Plan and The Cadbury Schweppes Irish Employee Share Scheme;

“CEC”	the Chief Executive’s Committee comprising the Senior Managers except Larry Young who is President and Chief Executive Officer of DPS;

“Circular”	the circular dated the same date as this Prospectus, sent to holders of Cadbury Schweppes Ordinary Shares containing details of the Proposals;

“Combined Code”	the revised Combined Code on Corporate Governance issued by the Financial Reporting Council in June 2006;

“Companies Act”	the Companies Act 1985, as amended or re-enacted;

“Company”	Cadbury plc;

“Confectionery”	the business of the Confectionery Group (including global confectionery and Australia Beverages), described in more detail in section 3 of Part VII — “Information about the Group”;

“Confectionery Group”	if used to refer to a time before the Scheme becomes effective, Cadbury Schweppes plc and its subsidiaries (as defined in the Companies Act) from time to time excluding the DPS Group and, if used to refer to a time after the Scheme becomes effective, the Company and its subsidiaries (as defined in the Companies Act) from time to time excluding the DPS Group;

“Court”	the High Court of Justice in England and Wales;

“Court Hearing”	the First Court Hearing, the Second Court Hearing or the hearing at which the Court’s confirmation of the Cadbury Reduction of Capital will be sought, as the context may require;

“Court Meeting”	the meeting, notice of which is set out in Part XVI of the Circular, of the holders of Cadbury Schweppes Ordinary Shares convened for 11 April, 2008 by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Scheme, and any adjournment thereof;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK & Ireland Limited in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755);

“Deferred Shares”	has the meaning given in section 3 of Part XIII — “Additional Information” of this Prospectus;

“Demerger”	the proposed demerger of Americas Beverages on the terms and subject to the conditions set out in the Separation Agreement;

“Demerger Effective Time”	the time at which the Demerger becomes effective, expected to be at or around 2.30 p.m. (UK time) on 7 May, 2008 or such other time as the Final Court Order is registered by the Registrar of Companies;

“Demerger Long Stop Date”	7 August, 2008 or such other date as the Cadbury plc Board may determine in its sole discretion;

“Deposit Agreement”	the deposit agreement dated 11 September, 1984 and entered into between Cadbury Schweppes, the Depositary and the holders of Cadbury Schweppes ADRs issued thereunder, as amended and restated;

“Depositary”	the depositary under the Deposit Agreement, which is currently JPMorgan Chase Bank N.A. or the depositary under the Cadbury plc Deposit Agreement (as the context may admit);

“Depositary Record Time”	5.00 p.m. New York time on the date of the Second Court Hearing;

“Directors”	the directors of Cadbury Schweppes plc or the Company, as the context may require, currently those persons whose names are set out in section 1 of Part VIII — “Management and Employees”;

“Disclosure and Transparency Rules”	the disclosure rules and the transparency rules issued by the UK Listing Authority for the purposes of Part VI of FSMA;

“DPS”	Dr Pepper Snapple Group, Inc., a Delaware incorporated company with principal executive offices at 5301 Legacy Drive, Plano, Texas 75024, United States which from the Demerger Effective Time, will own Americas Beverages and be listed on the New York Stock Exchange;

“DPSUBG”	Dr Pepper/Seven Up Bottling Group, Inc. of Corporation Trust Company, 1209 Orange Street, Wilmington DE 19801, United States a company incorporated in the United States which was renamed Cadbury Schweppes Bottling Group Inc. on 17 May, 2006;

“DPS Group”	the group of companies operating the Americas Beverages business from time to time which will include DPS from the Demerger Effective Time;

“DPS Shares”	shares of common stock in DPS;

“EEA States”	the member states of the European Economic Area;

“EMEA”	Europe, Middle East and Africa, one of the Group’s former regions, described in more detail in section 1.3 of Part IX — “Operating and Financial Review of the Group”;

“Employee Matters Agreement”	the employee matters agreement to be entered into by Cadbury Schweppes, and, solely for limited sections set forth therein, Cadbury plc, and DPS prior to the Final Court Hearing, as described in section 16.7 of Part XIII of this Prospectus;

“Employee Share Schemes”	the Cadbury Schweppes Share Schemes and the Cadbury plc Share Schemes;

“Europe Beverages” or “European Beverages”	the Group’s European and Middle Eastern beverages business which was sold in February 2006;

“Executive Share Schemes”	the Share Option Plans, The Cadbury Schweppes Bonus Share Retention Plan 2004, The Cadbury Schweppes Long Term Incentive Plans 1997 and 2004 and the ISAP;

“Final Court Hearing”	the hearing at which the Court’s confirmation of the Cadbury Reduction of Capital will be sought under sections 135 to 137 of the Companies Act;

“Final Court Order”	the order of the Court confirming the Cadbury Reduction of Capital under sections 135 to 137 of the Companies Act;

“First Court Hearing”	the hearing at which the Court’s sanction of the Scheme will be sought under section 425 of the Companies Act;

“Forms of Proxy”	the forms of proxy enclosed with the Circular relating to the resolutions to be proposed at the Court Meeting and the General

Meeting;

“Free Cash Flow”	has the meaning given in section 21.2(B) of Part XIII — “Additional Information”

“FSA”	the UK Financial Services Authority;

“FSMA”	the Financial Services and Markets Act 2000, as amended;

“Functions”	the internal functions of the Group, as set out in paragraph 3.6(B) of Part VII — “Information about the Group”;

“FY 2004”	the 52 weeks from 29 December, 2003 to 2 January, 2005;

“FY 2005”	the 52 weeks from 3 January, 2005 to 1 January, 2006;

“FY 2006”	the year from 2 January, 2006 to 31 December, 2006;

“FY 2007”	the year from 1 January, 2007 to 31 December, 2007;

“GAAP”	generally accepted accounting principles;

“General Meeting”	the general meeting of Cadbury Schweppes plc to be held on 11 April, 2008 at the Brewery, Chiswell Street, London EC1Y 4SD, convened by the notice set out in Part XVII of the Circular, and any adjournment thereof;

“Group”	if used to refer to a time before the Scheme becomes effective, Cadbury Schweppes plc and its subsidiary undertakings from time to time and, if used to refer to a time after the Scheme becomes effective, the Company and its subsidiary undertakings from time to time (for the avoidance of doubt, excluding the DPS Group with effect from the Demerger Effective Time);

“Historical Financial Information”	the audited consolidated financial statements (including relevant accounting policies and notes) of Cadbury Schweppes plc for FY 2005, FY 2006 (including the comparative figures for FY 2005) and FY 2007 (including the comparative figures for FY 2006), in each case incorporated by reference into this Prospectus in Part X — “Historical Financial Information for Cadbury Schweppes plc” of this Prospectus;

“HMRC”	HM Revenue & Customs;

“IAS” or “IFRS”	international accounting standards within the meaning of Regulation (EC) No 1606/2002 of 19 July, 2002 on the application of international accounting standards to the extent applicable to the relevant financial statements;

“Information Statement”	the Information Statement contained as a part of a Registration Statement on Form 10 relating to DPS;

“Internal Revenue Code”	the United States Internal Revenue Code of 1986 (as amended);

“IRS”	the United States Internal Revenue Service;

“ISAP”	The Cadbury Schweppes International Share Award Plan;

“Joint Sponsors”	Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited;

“Listing Rules”	the listing rules issued by the UK Listing Authority for the purposes of Part VI of FSMA;

“London Stock Exchange” or “LSE”	the London Stock Exchange plc;

“LTIP” and “Long Term Incentive Plan”	before Admission, the Cadbury Schweppes Long Term Incentive Plans 1997 and 2004 and after Admission, The Cadbury plc 2008 Long Term Incentive Plan;

“Memorandum”	the memorandum of association of the Company;

“Net Debt”	has the meaning given in section 21.2(C) of Part XIII — “Additional Information”;

“Official List”	the Official List maintained by the UK Listing Authority pursuant to Part VI of FSMA;

“Ordinary Shares”
(i) prior to the Demerger Effective Time, the ordinary shares of 500 pence each (or such lower nominal value as the Company may decide prior to the date of the Second Court Hearing) in the capital of the Company to be allotted and issued pursuant to the Scheme and the Articles; and

(ii) subsequent to the Demerger Effective Time, the ordinary shares of 10 pence each (or such other nominal value as the Company may decide prior to the date of the Second Court Hearing) in the capital of the Company;

“Overseas Shareholder”	a shareholder who is resident in, or a citizen or national of, any jurisdiction outside the United Kingdom;

“Proposals”	the proposed reorganisation of the Group involving the Scheme, the Cadbury Reduction of Capital, the Demerger and the issue of DPS Shares, details of which are incorporated into Part V — “Information about the Proposals” of this Prospectus by reference to Part II of the Circular;

“Prospectus”	this document, being a prospectus issued by the Company in relation to Admission and approved by, and filed with, the FSA in accordance with the Prospectus Rules;

“Prospectus Rules”	the Prospectus Rules of the FSA made under section 73A of FSMA;

“Redeemable Preference Shares”	has the meaning given in section 5.1(D) of Part XIII — “Additional Information” of this Prospectus;

“Regions”	the regions in which the Group operates, as set out in paragraph 3.6(A) of Part VII — “Information about the Group”;

“Registrar of Companies”	the Registrar of Companies in England and Wales, within the meaning of the Companies Act;

“Registrars”	Computershare Investor Services PLC of The Pavilions, Bridgwater Road, Bristol BS13 8AE;

“Regulation S”	Regulation S as promulgated under the US Securities Act;

“Regulatory Information Service”	a Regulatory Information Service that is approved by the FSA and is on the list of Regulatory Information Services maintained by the FSA;

“Remuneration Committee”	the Remuneration Committee of the Board;

“Reporting Accountants”	Deloitte & Touche LLP of Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR;

“Sarbanes-Oxley”	the Sarbanes-Oxley Act of 2002 also known as the Public Company Accounting Reform and Investor Protection Act of 2002;

“Savings Related Share Schemes”	The Cadbury Schweppes Savings Related Share Option Scheme 1982, The Cadbury Schweppes Irish Savings Related Share Option Scheme 2000, The Cadbury Schweppes Irish AVC Savings Related Share Option Scheme and The Cadbury Schweppes International Savings Related Share Option Scheme 1988;

“Scheme”	the proposed scheme of arrangement under section 425 of the Companies Act between Cadbury Schweppes plc and the Scheme Shareholders, as set out in Part XIV of the Circular, with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Capital Reduction”	the reduction of capital of Cadbury Schweppes plc provided for by the Scheme under sections 135 to 137 of the Companies Act 1985;

“Scheme Effective Date”	the date on which the order of the Court confirming the Scheme Capital Reduction under sections 135 to 137 of the Companies Act has been registered by the Registrar of Companies and the Scheme becomes effective in accordance with its terms;

“Scheme Record Time”	6.00 p.m. on the date of the Second Court Hearing of the petition to confirm the Cadbury Schweppes Reduction of Capital;

“Scheme Shareholder”	a holder of Scheme Shares as appearing in the register of members of Cadbury Schweppes plc at the Scheme Record Time;

“Scheme Shares”	(i) all Cadbury Schweppes Ordinary Shares in issue at the date of the Scheme and remaining in issue at the Scheme Record Time;

(ii) all (if any) additional Cadbury Schweppes Ordinary Shares in issue prior to the Scheme Voting Record Time and remaining in issue at the Scheme Record Time; and

(iii) all (if any) further Cadbury Schweppes Ordinary Shares which may be in issue immediately prior to the Second Court Hearing on terms that the original or any subsequent holders thereof shall be bound by the Scheme, and remaining in issue at the Scheme Record Time;

“Scheme Voting Record Time”	6.00 p.m. (London time) on 9 April, 2008 or, if the Court Meeting is adjourned, 6.00 p.m. (London time) on the date two days before the time appointed for any adjourned Court Meeting;

“SDRT”	stamp duty reserve tax;

“SEC”	the United States Securities and Exchange Commission;

“Second Court Hearing”	the hearing at which the Court’s confirmation of the Scheme Capital Reduction will be sought under sections 135 to 137 of the Companies Act;

“Senior Manager”	an individual listed in section 2 of Part VIII — “Management and Employees”, and “Senior Management” is to be construed accordingly;

“Separation Agreement”	the separation agreement between Cadbury Schweppes plc, and, solely for limited sections set forth therein, the Company, and DPS to be entered into prior to the Final Court Hearing, a summary of the principal terms of which is contained in section 16.4 of Part XIII of this Prospectus — “Additional Information”;

“Share Option Plans”	The Cadbury Schweppes Share Option Plan 2004 and The Cadbury Schweppes (New Issue) Share Option Plan 2004;

“Subscriber Shares”	has the meaning given in section 3 of Part XIII — “Additional Information” of this Prospectus;

“Tax-Sharing and Indemnification Agreement”	the tax-sharing and indemnification agreement to be entered into by Cadbury Schweppes and, solely for the limited section set forth therein, the Company, and DPS prior to the Final Court Hearing as described in section 16.8 of Part XIII of this Prospectus;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK GAAP”	generally accepted accounting principles in the United Kingdom;

“UK Listing Authority” or “UKLA”	the FSA, acting in its capacity as the competent authority for the purposes of Part VI of FSMA;

“Unaudited Pro Forma Financial Information”	the unaudited pro forma financial information contained in Part XI — “Unaudited Pro Forma Financial Information” of this Prospectus;

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“US dollars”, “US Dollars” or “US$”	the lawful currency of the United States;

“US Exchange Act”	the US Securities Exchange Act of 1934, as amended;

“US Person”	a US Person as defined in Regulation S; and

“US Securities Act”	the US Securities Act of 1933, as amended.

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